Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stock broker, bank manager, fund manager, solicitor, accountant or other appropriate independent financial adviser who is authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriate authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your Ordinary Shares or ADSs, please forward this document, together with the accompanying documents (including the Forms of Proxy and the Form of Election or ADS Proxy Card (if applicable)), at once to the purchaser or the transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. If you have sold part only of your holding of Ordinary Shares or ADSs, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take. If you sell your holding of Ordinary Shares or ADSs before the Ex-Date, you will not receive the Cash Entitlement or Verizon Consideration Share Entitlement in relation to those Ordinary Shares or ADSs.

Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document to any jurisdiction outside the United Kingdom or United States should seek appropriate advice before taking any action. The distribution of this document and any accompanying documents into jurisdictions other than the United Kingdom or United States may be restricted by law. Any person not in the United Kingdom or United States into whose possession this document and any accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

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VODAFONE GROUP PLC

(Registered in England and Wales with registered number 01833679)

Proposed disposal of the US Group whose principal asset is its 45 per cent. interest in Verizon Wireless and acquisition of remaining minority stake in Vodafone Italy

Proposed return of value and related share consolidation by means of a scheme of arrangement under Part 26 of the Companies Act 2006

Ancillary matters including proposed amendments to Articles of Association

and

Notice of Court Meeting and General Meeting

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Vodafone in Part I of this document, which contains the unanimous recommendation of the Directors that you vote in favour of the Scheme of Arrangement at the Court Meeting and in favour of the Resolutions to be proposed at the General Meeting. A letter from Goldman Sachs and UBS explaining the Scheme of Arrangement appears in Part III of this document. Please read the whole of this document, in particular the risk factors set out in Part IV of this document.

Notices of the Court Meeting and the General Meeting of Vodafone, each of which will be held at Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU on 28 January 2014, are set out at the end of this document. The Court Meeting will start at 11.00 a.m. (London time) on that date and the General Meeting at 11.15 a.m. (London time) or, if later, immediately after the conclusion or adjournment of the Court Meeting.

Shareholders will find enclosed two Forms of Proxy for the Court Meeting and the General Meeting. Shareholders are asked to complete and return the enclosed BLUE and YELLOW Forms of Proxy in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by Vodafone’s Registrar, Computershare, not less than 48 hours before the relevant meeting. Shareholders who hold Ordinary Shares in CREST may also appoint a proxy using CREST by following the instructions set out in Part II of this document. For Shareholders who hold their Shares in certificated form, if the BLUE Form of Proxy for the Court Meeting is not lodged by the relevant time, it may be handed to the Registrar or to the chairman of the meeting at the Court Meeting. However, in the case of the General Meeting, if the YELLOW Form of Proxy is not lodged by the relevant time, it will be invalid. The action to be taken by Shareholders is further described in Part II of this document.

Registered holders of ADSs will be sent an ADS Proxy Card for use in connection with the Court Meeting and the General Meeting.

In the event they do not attend in person, in order for registered holders of ADSs to vote at the Court Meeting and the General Meeting, the ADS Proxy Card (which should have been received with this document) must be returned to the Depositary so as to be received no later than 5.00 p.m. (New York time) on 22 January 2014 for votes returned by mail or 5.00 p.m. (New York time) on 21 January 2014 for votes received by telephone or internet. All other holders of ADSs holding through an Agent Institution should provide instructions in the form and by the time indicated by such Agent Institution to ensure that such vote is received in a proper and timely manner.

For more information, holders of ADSs should refer to Part II of this document which contains important information relevant to such holders.

It is expected that each of the Verizon UK Prospectus and Verizon US Prospectus (relating to the Verizon Consideration Shares and which have been prepared by Verizon) will be published on or around the same date as this document. A copy of each of the Verizon Prospectuses may be accessed (subject to the restrictions provided therein) via Verizon’s website: verizon.com/investor/shareownersservices.htm. For the avoidance of doubt, the contents of that website and the Verizon Prospectuses are not incorporated into and do not form part of this document. The Verizon US Prospectus will be posted to Shareholders and ADS holders resident in, or with a registered address in, the United States or Canada. The Verizon UK Prospectus will not be posted to Shareholders or ADS holders. Shareholders and ADS holders (other than (i) Shareholders and ADS holders resident in, or with a registered address in, the United States or Canada and (ii) Verizon Prospectus Restricted Holders) who wish to receive a hard copy of the Verizon UK Prospectus may request one, subject to applicable restrictions, by contacting Computershare at Corporate Actions 3, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6AR.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of Vodafone since the date of this document or that the information in it is correct as of any subsequent time.

Goldman Sachs and UBS, which are authorised by the PRA and regulated by the FCA in the United Kingdom, are advising the Company and no one else in relation to the Scheme of Arrangement, the Transactions, the Return of Value and the Share Consolidation and will not regard any person other than the Company as their client or be responsible to anyone other than the Company for providing the protections afforded to their client nor for giving advice in relation to the Scheme of Arrangement or any transaction, arrangement or other matter referred to in this Circular.

Vodafone has determined that US Shareholders and the Depositary on behalf of holders of ADSs will automatically receive C Shares and will not have the ability to elect between receiving B Shares or C Shares. US Shareholders and holders of ADSs are not in the same position as other Shareholders in relation to the B Shares because US Shareholders who are United States Holders (as defined in Part X, Section 3) will recognise taxable dividend income in an amount equal to the cash and the fair market value of the Verizon Consideration Shares received irrespective of the means by which that cash and those Verizon Consideration Shares are delivered.

It is expected that dealings in the Ordinary Shares will continue on the main market of the LSE until 4.30 p.m. on 21 February 2014. It is expected that the amendment to the Official List for the New Ordinary Shares will become effective at 8.00 a.m. on 24 February 2014 and dealings in them will commence on the LSE at that time. New Ordinary Shares will not trade with any rights to participate in the Return of Value.

i

It is expected that dealings in ADSs will continue on NASDAQ until 4.00 p.m. (New York time) on 21 February 2014 and that dealings in the New ADSs will commence on NASDAQ at 9.30 a.m. (New York time) on 24 February 2014. New ADSs will not trade with any rights to participate in the Return of Value.

No application will be made to the UK Listing Authority or to the LSE for any of the B Shares, C Shares or Deferred Shares to be admitted to the Official List or to trading on the LSE’s main market for listed securities, nor will the B Shares, C Shares or Deferred Shares be listed or admitted to trading on NASDAQ or any other recognised investment exchange.

The attention of Overseas Shareholders is drawn to paragraph 10 of Part III of this document. Shareholders resident or with a registered address in the United States, Hong Kong, Malaysia, New Zealand, Saudi Arabia, Switzerland, the United Arab Emirates or any other Restricted Scheme Jurisdiction are eligible to receive only C Shares (the Income Option) and will automatically receive the Special Dividend. The B Shares are not being made available to Shareholders resident or with a registered address in any of these jurisdictions.

This document does not constitute an invitation to participate in the Scheme of Arrangement, the Transactions or the Return of Value in or from any jurisdiction in or from which, or to or from whom, it is unlawful under applicable securities laws or otherwise.

None of the B Shares, the C Shares, the Deferred Shares or the New Ordinary Shares has been or will be registered under the US Securities Act or the state securities laws of the United States and none of them may be offered or sold in the United States or to any US persons unless pursuant to a transaction that has been registered under the US Securities Act and the relevant state securities laws or a transaction that is exempt from or not subject to the registration requirements of the US Securities Act and the state securities laws.

None of the B Shares, the C Shares, the Deferred Shares, the New Ordinary Shares or this Circular has been approved, disapproved or otherwise recommended by any US federal or state securities commission or other regulatory authority or any non-US securities commission or regulatory authority, nor have such authorities passed upon or endorsed the merits of this offering or confirmed the accuracy or determined the adequacy of this Circular. Any representation to the contrary is a criminal offence in the United States (and may be in other jurisdictions).

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Capitalised terms have the meanings ascribed to them in Part XIII of this document. Certain information in relation to Vodafone is incorporated by reference into this document. You should refer to Part XII for further details.

Dated 10 December 2013

Forward-Looking Statements

This document includes statements that are, or may be deemed to be, “forward- looking statements”. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “should” or “will”, or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include, but are not limited to, statements regarding Vodafone and its intentions, beliefs or current expectations concerning, among other things, results of operations, prospects, growth and strategies of Vodafone.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of Vodafone and its operations and the development of the markets and the industry in which it operates or is likely to operate and its operations may differ materially from those described in, or suggested by, the forward-looking statements contained in this document. In addition, even if the results of operations and the development of the markets and the industry in which Vodafone operates are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in law and regulation, currency fluctuations or advancements in research and development and the other risk factors set out in Part IV of this document and elsewhere in this document.

Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this document reflect Vodafone’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to Vodafone and its operations, results of operations and growth strategy. Shareholders should specifically consider the factors identified in this document which could cause actual results to differ before making a decision on the Proposals.

Vodafone does not undertake to update the forward-looking statements to reflect actual results or any change in events, conditions or assumptions or other factors unless otherwise required by the Prospectus Rules, the Disclosure and Transparency Rules and/or the Listing Rules.

INFORMATION FOR US VODAFONE SHAREHOLDERS AND HOLDERS OF ADSs

Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved the B Shares, the C Shares, the Deferred Shares, the New Ordinary Shares or the New ADSs or passed an opinion on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

This document is being furnished to Shareholders and ADS holders solely to explain the Proposals and to describe the action recommended to be taken by Shareholders in relation to the Court Meeting and the General Meeting. This document is personal to each Shareholder and ADS holder and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the B Shares, the C Shares, the Deferred Shares, the New Ordinary Shares or the New ADSs.

Enforceability of judgment

Vodafone is a public limited company incorporated under the laws of England and Wales. All the directors of Vodafone and Vodafone’s Group are citizens or residents of countries other than the United States, except Renee James and Omid Kordestani. Substantially all of the assets of such persons and a significant proportion of the assets of Vodafone and Vodafone’s Group are outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or Vodafone and/or Vodafone’s Group, or to enforce against them judgments of US courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. There is substantial doubt as to the enforceability in the UK in original actions or in actions for enforcement of judgments of US courts, based on the civil liability provisions of US federal securities laws.

SOURCES OF INFORMATION AND BASES OF CALCULATION

Unless otherwise stated, in this document:

•	the financial information relating to Vodafone is extracted without material adjustment from the audited consolidated financial statements of Vodafone for the financial year to 31 March 2013, prepared in accordance with IFRS, and from the unaudited half-year results for the period ended 30 September 2013.

•	the financial information relating to VZW is prepared on the basis set out in Part VII of this Circular.

•	the financial information relating to Vodafone Italy is extracted without material adjustment from the audited consolidated financial statements of Vodafone for the financial year to 31 March 2013 and the unaudited consolidated financial information for Vodafone Italy for the six months ended 30 September 2013 included in Part VII of this Circular, prepared in accordance with IFRS.

•	Vodafone per share information assumes 52,821,686,866 Ordinary Shares in issue, of which 4,357,552,843 are held in treasury.

•	Verizon per share information is based on the closing price on the NYSE as at 6 December 2013 (the latest practicable date prior to the publication of this Circular).

•	exchange rates of £1 = €1.1950 and £1 = US$1.6353 have been used, being the exchange rates at 4.00 p.m. in London on 6 December 2013 (the last practicable date prior to the publication of this Circular).

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The dates given are based on Vodafone’s current expectations and may be subject to change. If any of the times or dates below change, the Company will give notice of the change by issuing an announcement through a Regulatory Information Service. Details of the revised times and/or dates will also be available on vodafone.com. All Shareholders have the right to attend the Court Hearings.

All times shown in this timetable are London times unless otherwise stated.

TIMETABLE FOR SHAREHOLDERS (EXCLUDING ADS HOLDERS)

Event	Time and/or date
VZW SPA and Vodafone Italy Agreement signed and Transactions announced	2 September 2013
Latest time for receipt of CREST Proxy Instructions and Forms of Proxy for Court Meeting (BLUE form)	11.00 a.m. on 26 January 2014
General Meeting (YELLOW form)	11.15 a.m. on 26 January 2014
Voting Record Time	6.00 p.m. on 26 January 2014
Court Meeting	11.00 a.m. on 28 January 2014
General Meeting	11.15 a.m. on 28 January 2014(1)
Verizon Special Meeting	3.00 p.m. (10.00 a.m. New York time) on 28 January 2014

(1)	To commence at 11.15 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.
(2)	Assuming the VZW Transaction is implemented pursuant to the Scheme and the Vodafone Italy Transaction completes at the same time as the VZW Transaction.

The following dates are provided by way of indicative guidance only, are subject to change and will depend, among other things, on the date on which the conditions to the VZW Transaction are satisfied or, if capable of waiver, waived and on the date on which the Court sanctions the Scheme and confirms the associated Capital Reductions.

Announcement of number of Verizon Consideration Shares and Ordinary Share consolidation ratio	19 February 2014
Latest time for receipt of Form of Election from Certificated Shareholders or TTE Instructions from CREST holders	1.00 p.m. on 20 February 2014
Distribution Record Time and Consolidation Record Time for Shareholders	6.00 p.m. on 20 February 2014
First Court Hearing to sanction the Scheme of Arrangement	Morning of 21 February 2014
Issue of the B Shares and the C Shares	Following the First Court Hearing but before the Second Court Hearing
Second Court Hearing to confirm the Capital Reductions	Afternoon of 21 February 2014
Scheme Effective Date and effective date of Transactions(2)	21 February 2014
Announcement of Cash Entitlement amount	21 February 2014
Ex-Date for Ordinary Shares to receive the Return of Value	8.00 a.m. on 24 February 2014
Effective time and date of Share Consolidation	8.00 a.m. on 24 February 2014
CREST accounts credited with New Ordinary Shares	8.00 a.m. on 24 February 2014
Commencement of trading in New Ordinary Shares	8.00 a.m. on 24 February 2014
Entitlements to Verizon CDIs credited to CREST accounts (including to the Verizon CSN) and dealings in Verizon CDIs commence on the LSE	from 8.00 a.m. on 24 February 2014
Payments in respect of Cash Entitlements credited to CREST accounts, made by electronic transfer to mandated accounts or by cheque (as applicable)	4 March 2014
Vodafone Share Account statements (or share certificates, where applicable) relating to New Ordinary Shares sent to Certificated Shareholders	on or around 4 March 2014
Verizon CSN Statements of Entitlement relating to Verizon CDIs sent to Certificated Shareholders	on or around 4 March 2014
Payments in respect of fractional entitlements credited to CREST accounts, made by electronic transfer to mandated accounts or made by cheque (as applicable)	by 10 March 2014

Payments in respect of Verizon Consideration Shares sold on behalf of Verizon Share Restricted Shareholders credited to CREST accounts, made by electronic transfer to mandated accounts or made by cheque (as applicable)

by 10 March 2014

TIMETABLE FOR ADS HOLDERS

Event	Time and/or date
VZW SPA and Vodafone Italy Agreement signed and Transactions announced	2 September 2013
Voting record date for ADS holders	12 December 2013
Latest time for receipt of ADS proxy instructions by telephone and internet	5.00 p.m. (New York time) on 21 January 2013
Latest time for receipt of ADS Proxy Cards	5.00 p.m. (New York time) on 22 January 2014
Court Meeting	11.00 a.m. (London Time) on 28 January 2014
General Meeting	11.15 a.m. (London Time) on 28 January 2014(3)
Verizon Special Meeting	10.00 a.m. New York time (3.00 p.m. London time) on 28 January 2014

(3)	To commence at 11.15 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.
(4)	Depositary’s books closed for the issuance and cancellation of ADSs until the issue of New ADSs.
(5)	Assuming the VZW Transaction is implemented pursuant to the Scheme and the Vodafone Italy Transaction completes at the same time as the VZW Transaction.

The following dates are provided by way of indicative guidance only, are subject to change and will depend, among other things, on the date on which the conditions to the VZW Transaction are satisfied or, if capable of waiver, waived and on the date on which the Court sanctions the Scheme and confirms the associated Capital Reductions.

Announcement of number of Verizon Consideration Shares and ADS consolidation ratio	19 February 2014
ADS Distribution Record Time(4)	close of business (New York time) on 20 February 2014
First Court Hearing to sanction the Scheme of Arrangement	Morning (London time) of 21 February 2014
Second Court Hearing to confirm the Capital Reductions	Afternoon (London time) of 21 February 2014
Scheme Effective Date and effective date of Transactions(5)	Afternoon (London time) of 21 February 2014
Announcement of Cash Entitlement amount	Afternoon (London time) of 21 February 2014
Ex-Date for ADSs to receive the Return of Value	24 February 2014
Effective date of ADS consolidation	24 February 2014
Entitlements to Verizon Consideration Shares and New ADSs credited to DTC and registered in the Direct Registration System	24 February 2014
Commencement of trading in New ADSs	open of business (New York time) on 24 February 2014
Verizon Consideration Shares commence trading on the NYSE	open of business (New York time) on 24 February 2014
DTC allocates Verizon Consideration Shares and New ADSs to DTC participants	open of business (New York time) on 27 February 2014
Payment in respect of Cash Entitlements credited to DTC	4 March 2014
Cheques in respect of Cash Entitlements for holders of ADSs in registered form posted	4 March 2014
Payment in respect of fractional entitlements to Verizon Consideration Shares and New ADSs (as applicable) made by electronic transfer to DTC	by 10 March 2014
Cheques in respect of fractional entitlements to Verizon Consideration Shares and New ADSs of holders of ADSs in registered form posted	by 10 March 2014

IMPORTANT NOTICE ABOUT VOTING IN FAVOUR OF THE PROPOSALS

Voting on the Transactions and the Scheme

Completion of the Transactions requires the approval by Shareholders of Resolution 1. An explanation of this resolution is set out in paragraph 15 of Part III.

In addition, to effect the proposed Return of Value, Vodafone proposes to implement the VZW Transaction pursuant to the Scheme, which requires approval at a meeting of Shareholders convened by order of the Court to be held at Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU at 11.00 a.m. (London time) on 28 January 2014 and the passing of Resolution 2 at the General Meeting, to be held at 11.15 a.m. (London time) or, if later, immediately after the conclusion or adjournment of Court Meeting.

Shareholders should note that if the Scheme is not approved at the Court Meeting or Resolution 2 is not passed at the General Meeting, but Resolution 1 is approved at the General Meeting, then provided the remaining conditions to the Transactions are satisfied, the Transactions will still complete.

The Directors believe that there will be benefits to Shareholders if the VZW Transaction is completed pursuant to the Scheme. In particular, it will not be possible to implement the proposed Return of Value if the Scheme is not approved, lapses in accordance with its terms or is withdrawn. Accordingly, you are encouraged to submit your Forms of Proxy and vote in favour of the Scheme at the Court Meeting and the General Meeting, as set out below.

How to vote

Further instructions on actions to be taken are set out in Part II of this Circular and, for Certificated Shareholders, in the shareholder guide sent together with this Circular.

Whether or not you plan to attend the Meetings, Shareholders should:

•	complete, sign and return the BLUE Form of Proxy for use at the Court Meeting or, alternatively, submit a proxy by electronic means, so as to be received by no later than 11.00 a.m. on 26 January 2014;

AND

•	complete, sign and return the YELLOW Form of Proxy for use at the General Meeting or, alternatively, submit a proxy by electronic means, so as to be received by no later than 11.15 a.m. on 26 January 2014.

If the BLUE Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting before the start of the Court Meeting and will still be valid. However, in the case of the General Meeting, if the YELLOW Form of Proxy is not returned so as to be received by the time mentioned above, it will be invalid.

The completion and return of the Forms of Proxy will not prevent you from attending and voting in person at the Court Meeting or the General Meeting, or any adjournment thereof, should you wish to do so and should you be so entitled.

For instructions on how to complete the Form of Election, please refer to paragraph 3 of Part II of this Circular.

Registered holders of ADSs (including those holding in the Direct Registration System or the Global BuyDIRECT Plan) should have received an ADS Proxy Card with this document which will enable them to (i) attend, speak and vote at the Court Meeting and the General Meeting, (ii) appoint another person to attend, speak and vote on their behalf at the Court Meeting and the General Meeting or (iii) instruct the Depositary how to vote on the matters to be considered at the Court Meeting and the General Meeting. If a registered ADS holder wishes to instruct the Depositary how to vote, the ADS Proxy Card must be received by The Bank of New York Mellon no later than 5.00 p.m. (New York time) on 22 January 2014 for votes returned by mail and no later than 5.00 p.m. (New York time) on 21 January 2014 for votes received by telephone or internet. Holders of ADSs who hold through an Agent Institution in book-entry form should receive a request for instructions from them or should contact them directly to deliver voting instructions in respect of their ADSs in the form and by the time indicated by that Agent Institution. Holders should note that their Agent Institution may establish an earlier deadline for the receipt of instructions and, accordingly, holders are encouraged to contact their Agent Institutions promptly to determine any applicable deadlines so that they can deliver timely instructions.

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY OR INSTRUCTIONS AS SOON AS POSSIBLE.

THE DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE RESOLUTIONS TO BE PROPOSED AT THE COURT MEETING AND THE GENERAL MEETING.

Shareholder Helpline

If you are a Shareholder and have any questions about this Circular, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the Forms of Proxy or Form of Election, or how to submit a valid Electronic Election, please call the Shareholder helpline on 0870 707 1739 from the UK, 01 696 8421 for Shareholders based in Republic of Ireland or +44 (0)870 707 1739 for Shareholders outside the UK or Republic of Ireland between 8.30 a.m. and 5.30 p.m. Monday to Friday (excluding UK bank or public holidays). Calls will be charged at national rate. Calls to +44 (0)870 707 1739 from outside the UK are chargeable at applicable international rates.

Please note that calls may be monitored or recorded and Computershare cannot provide financial or tax advice or advice on the merits of the Scheme of Arrangement or the Proposals.

If you are a holder of ADSs and have any questions about this Circular, the Court Meeting or the General Meeting, or relating to the completion and return of the ADS Proxy Card, please contact The Bank of New York Mellon on 888.985.2038 if calling from inside the United States or (001) 312.360.5214 if calling from outside the United States, between 8.00 a.m. and 8.00 p.m., New York time (excluding US holidays). The helpline cannot provide financial or tax advice or advice on the merits of the Scheme of Arrangement or the Proposals.

PART I – LETTER FROM THE CHAIRMAN OF VODAFONE GROUP PLC

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Directors	Registered office
Gerard Kleisterlee Vittorio Colao Andy Halford Stephen Pusey Renee James Alan Jebson Samuel Jonah Omid Kordestani Nick Land Anne Lauvergeon Luc Vandevelde Anthony Watson Philip Yea	Vodafone House The Connection Newbury Berkshire RG14 2FN (incorporated and registered in England with registered no. 01833679)

10 December 2013

To Shareholders, including holders of ADSs, and for information only, to participants in the Company’s Share Plans

Dear Shareholder

Recommended proposals relating to:

Disposal of the US Group whose principal asset is its 45 per cent. interest in Verizon Wireless and related acquisition of the outstanding minority interest in Vodafone Italy

Proposed Return of Value and Share Consolidation pursuant to a Scheme of Arrangement and related matters

1.	Introduction

On 2 September 2013, Vodafone announced that it had reached an agreement to dispose of the US Group whose principal asset is its 45 per cent. interest in Verizon Wireless, to Verizon, Vodafone’s joint venture partner, for a total headline consideration of approximately $130 billion (£79 billion), pursuant to the VZW Transaction. Vodafone and Verizon also announced that they had agreed that Vodafone will acquire the Vodafone Italy Shares for $3.5 billion (£2.1 billion), thereby securing full ownership of Vodafone Italy, pursuant to the Vodafone Italy Transaction.

In addition, Vodafone announced its intention to return approximately $84.0 billion (£51.4 billion) or 71 per cent. of the net proceeds of the VZW Transaction to Shareholders, through the Return of Value. The Board has decided to complete the Return of Value pursuant to the Scheme to give Shareholders (other than Restricted Scheme Shareholders) the flexibility, which may be relevant under their prevailing tax regime, to receive their proceeds as income or capital (and, where proceeds are received as capital, potentially also effectively to roll any gain arising in respect of their receipt of Verizon Consideration Shares into their new holding of Verizon Consideration Shares and New Ordinary Shares). Following the Return of Value, the Company intends to carry out the Share Consolidation, in order to seek broad comparability, as far as possible, between the Company’s share price before and after the Return of Value.

Due to the size of the VZW Transaction, under the Listing Rules the Transactions are considered to be “Class 1” transactions and are therefore subject to approval by Shareholders. In addition, because of Verizon’s interest in Vodafone Italy, Verizon is a “related party” in relation to Vodafone under the Listing Rules. The Return of Value, the Share Consolidation and certain related matters will also require approval by Shareholders.

A Court Meeting (to approve the Scheme) and a General Meeting (to approve the Transactions, the Return of Value, the Share Consolidation and related matters) have been convened and will be held at 11.00 a.m. on 28 January 2014 and at 11.15 a.m. on 28 January 2014 respectively. Both meetings will be held at Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU.

The purpose of this Circular is to provide details of the Transactions, the Return of Value and related matters and to explain why the Board considers them to be in the best interests of the Company and Shareholders as a whole. The Directors are recommending that you vote in favour of the resolutions to be proposed at the Meetings, as they intend to do in respect of their own beneficial holdings of Ordinary Shares, being in aggregate 13,773,176 Ordinary Shares, representing approximately 0.03 per cent. of Vodafone’s issued ordinary share capital, in each case as at 6 December 2013 (the latest practicable date prior to the publication of this document).

2.	Background to and reasons for the Proposals

Vodafone’s US presence is predominantly a legacy of Vodafone’s merger with AirTouch Communications, Inc. in 1999. In 2000, Vodafone AirTouch’s US business and the wireless business of Bell Atlantic and GTE Corporation were combined to form Verizon Wireless, and Bell Atlantic was subsequently renamed Verizon.

Since its creation, Vodafone’s investment in Verizon Wireless has created significant value for Shareholders. The Board believes that the VZW Transaction provides Vodafone with an opportunity to realise this value at an attractive price. The Transactions will position Vodafone strongly to pursue its leadership strategy in mobile and unified communication services for consumers and enterprises, in both developed and emerging markets.

The Board has evaluated the potential uses of proceeds, including retaining the cash received from the VZW Transaction for investment (for example, for Project Spring) in comparison with returning value to Shareholders. While Vodafone has identified several opportunities to accelerate the Group’s strategy and invest for growth, the Board believes that returning a significant proportion of the proceeds of the VZW Transaction to Shareholders through the Return of Value is appropriate.

The Board believes that the Transactions and the Return of Value will leave Vodafone better positioned to execute and accelerate its strategy and to increase its dividend per share for Shareholders. Further information on Vodafone’s proposed use of proceeds from the VZW Transaction, future dividend policy and strategy (including Project Spring) is set out in paragraphs 14 and 15 below.

3.	Principal terms of the VZW Transaction

Vodafone and V4L have agreed to dispose of the US Group to Verizon for a total headline consideration of approximately $130 billion. The consideration, subject to the adjustments and provisions described below, comprises $58.9 billion in cash, Verizon Shares with a notional value of $60.15 billion, $5.0 billion in the form of Verizon Loan Notes, $3.5 billion in the form of the Vodafone Italy Shares and $2.5 billion through the indirect assumption by Verizon of certain Vodafone net liabilities relating to the US Group.

The number of Verizon Consideration Shares to be issued at completion of the VZW Transaction will be determined on the third Business Day prior to the VZW Completion Date based on the Average Trading Price of Verizon Shares during the 20-Trading Day Reference Period ending on that day, and will be subject to adjustment pursuant to the Collar (and, if applicable, the Dividend Adjustment). The Collar ensures that fluctuations in the Average Trading Price of the Verizon Shares within the range of $47.00 to $51.00 during the Reference Period will result in an adjustment to the number of Verizon Consideration Shares to be issued by Verizon at completion of the VZW Transaction so that their aggregate value (on the basis of that Average Trading Price) is equal to $60.15 billion (less any reduction as a result of the Verizon Cash Election described below). If the Average Trading Price were to rise (or fall) outside the end-points of the Collar, there would be no adjustment to the number of Verizon Consideration Shares beyond the relevant end-point and the notional gain (or loss) would, accordingly, be for the account of Shareholders.

Verizon has the right, if Verizon Shareholders do not approve an increase in Verizon’s authorised share capital at the Verizon Special Meeting, to increase the cash portion of the total consideration by any amount up to $5 billion and, accordingly, to decrease the number of Verizon Shares to be issued, pursuant to the Verizon Cash Election.

The Average Trading Price of Verizon Shares during the 20 Trading Days ending on the third Business Day prior to 6 December 2013 (the latest practicable date prior to the publication of this Circular) was $50.14. On that basis, and by way of example, had completion of the VZW Transaction occurred on 6 December 2013, Verizon would have been required to issue 1,199,536,167 Verizon Consideration Shares, with an aggregate market value of approximately $59.347 billion based on their closing price on the NYSE of $49.48 on 6 December 2013. In each case, this example assumes no exercise of the Verizon Cash Election and no Dividend Adjustment.

Completion of the VZW Transaction is subject to the satisfaction of certain conditions precedent, including approval of Resolution 1 by Shareholders, approval of the issue of the Verizon Consideration Shares by Verizon to Shareholders and certain other conditions as set out in paragraph 3 of Part V of this Circular. One such condition, the approval of the FCC, was satisfied on 4 December 2013.

It is intended that the VZW Transaction will be implemented pursuant to the Scheme. However, the VZW Transaction will still be able to complete in accordance with the terms of the VZW SPA if the Scheme cannot be implemented (for example, because it is not approved by Shareholders or sanctioned by the Court) but the remaining conditions to completion of the VZW Transaction are fulfilled. The mechanics for completion of the VZW Transaction otherwise than pursuant to the Scheme, and the consequences for Vodafone and Shareholders, are summarised in paragraph 8 below and in paragraph 16 of Part III of this Circular.

Further details of the VZW Transaction are set out in Part V of this Circular.

4.	Principal Terms of the Vodafone Italy Transaction

VEBV (a subsidiary of Vodafone) and VBIHBV (a subsidiary of Verizon) have also agreed that VEBV will acquire the Vodafone Italy Shares (comprising Verizon’s 23.1 per cent. minority interest in Vodafone Italy), valued at $3.5 billion (£2.1 billion), thereby securing full ownership for Vodafone of Vodafone Italy. As the Vodafone Italy Transaction will result in Vodafone having full control of Vodafone Italy, Vodafone Italy will be fully consolidated in future Vodafone Group financial results.

The EU Commission granted its approval of completion of the Vodafone Italy Transaction on 29 October 2013. Completion of the Vodafone Italy Transaction remains subject to approval by Shareholders and completion of the VZW Transaction. Although there are further customary conditions to completion of the Vodafone Italy Transaction, the Board does not consider these to be material and so it is expected that the Vodafone Italy Transaction will be completed at the same time as the VZW Transaction.

Although the Board considers this unlikely, if any of the outstanding conditions to completion of the Vodafone Italy Transaction were not satisfied at the time when the conditions to completion of the VZW Transaction were satisfied, the VZW Transaction would complete at that time and the Vodafone Italy Transaction would complete when its conditions were subsequently satisfied. In the unlikely event that such conditions were not satisfied by the date which falls two years from the VZW Completion Date, either VEBV or VBIHBV would be able to terminate the Vodafone Italy Agreement and VEBV would not acquire the remaining interest in Vodafone Italy held by VBIHBV. Further details of the arrangements which will be put in place if the Vodafone Italy Transaction does not complete at the same time as the VZW Transaction are set out in Part V of this Circular.

The Vodafone Italy Agreement will automatically terminate if the VZW SPA is terminated in accordance with its terms prior to completion of the VZW Transaction.

5.	Information on Verizon Wireless and Vodafone Italy

Verizon Wireless is a partnership between Verizon (55 per cent.) and Vodafone (45 per cent.). Verizon Wireless is the largest wireless service provider in the United States as measured by retail connections and revenue and serves 100.1 million retail connections and operates more than 1,900 retail locations domestically.

As at 31 March 2013, Verizon Wireless accounted for £38.4 billion of Vodafone’s gross assets of £142.7 billion and contributed £6.4 billion to Vodafone’s consolidated profit before tax of £3.3 billion for the financial year ended 31 March 2013.

Vodafone Italy is a mobile and fixed telecommunications business. Vodafone Italy has 29.1 million mobile customers and 1.7 million fixed broadband users. As at 31 March 2013, Vodafone Italy accounted for £10.3 billion of Vodafone’s gross assets of £142.7 billion and contributed a loss of £3.4 billion (after goodwill impairment charges of £4.5 billion) to Vodafone’s consolidated profit before tax of £3.3 billion for the financial year ended 31 March 2013.

Vodafone adopted IFRS 11, which replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly Controlled Entities—Non-monetary Contributions by Venturers”, on 1 April 2013. The adoption of this standard has resulted in the Group applying the equity method when accounting for its interest in Vodafone Italy rather than proportional consolidation. Whilst the change is presentational in nature and does not impact on the net contribution of Vodafone Italy to Vodafone’s statutory profit for the financial periods or total equity, there has been an impact on Vodafone’s gross assets and profit before tax as Vodafone’s net investment in Vodafone Italy is now recorded in a single line within non-current assets, whilst net profit is recorded in a single line within operating profit.

On this revised basis, as at 30 September 2013, Vodafone Italy accounted for £8.6 billion of Vodafone’s gross assets of £145.5 billion and contributed a profit of £0.2 billion to Vodafone’s consolidated profit before tax of £1.5 billion for the six months ended 30 September 2013.

Shareholders should read the whole of this document and, in particular, the financial information in relation to Verizon Wireless and Vodafone Italy set out in Part VII, and not rely solely on the summarised financial information contained in this paragraph.

6.	The Return of Value

The Return of Value is intended to be implemented pursuant to the B share and C share scheme set out in the Scheme of Arrangement. As described below and, in more detail, in Part III of this document, the Return of Value is intended to be effected partly by the payment of $23.886 billion (£14.607 billion) in cash by Vodafone and partly by the issue of the Verizon Consideration Shares to Shareholders by Verizon. The exact amount of the value to be returned to Shareholders will depend on a number of factors including the market value of the Verizon Shares on the Scheme Effective Date. By way of example, if the Scheme Effective Date had occurred on 6 December 2013 (the latest practicable date prior to the publication of this Circular), Shareholders would have been entitled to:

$1.22 in Verizon Shares and $0.49 in cash for each B Share or C Share held equal to approximately £0.75 in Verizon Shares and £0.30 in cash for each B Share or C Share held.

This example is illustrative only and is based on the Average Trading Price of Verizon Shares of $50.14 over the 20 Trading Days ending on 3 December 2013 (the third Business Day prior to 6 December 2013); the closing price of Verizon Shares of $49.48 on 6 December 2013; Vodafone having 48,464,134,023 Ordinary Shares in issue (excluding those held in treasury); and a £:$ exchange rate of 1.6353 (being the rate quoted by WM/Reuters on 6 December 2013, the latest practicable date prior to the publication of this Circular). The example also assumes no Verizon Cash Election or Dividend Adjustment.

Information on Verizon Shares is set out in the Verizon Prospectuses (which Verizon has prepared).

6.1	Issue of B Shares and C Shares

Under the Scheme, all Shareholders (including the Depositary, on behalf of holders of ADSs) on the Register at the Distribution Record Time will be issued fully paid bonus shares. The bonus shares received by a Shareholder will be either B Shares or C Shares (or a combination of the two) depending on which of the Share Alternatives that Shareholder elects for (where eligible) or is otherwise deemed to have elected for. Accordingly, under the Scheme each Shareholder will receive either:

For every 1 Ordinary Share held at the Distribution Record Time	1 B Share or 1 C Share
or
For every 1 ADS held at the ADS Distribution Record Time	10 C Shares

Shareholders (other than Restricted Scheme Shareholders) are now being asked to elect for either the Capital Option or the Income Option using the Form of Election or, in the case of CREST holders, by making an electronic election. Shareholders who do not make a valid election for the Capital Option, and US Shareholders, the Depositary on behalf of ADS holders and other Restricted Scheme Shareholders, will be deemed to have elected to receive C Shares in respect of ALL of their Ordinary Shares. US Shareholders and ADS Holders are not given an option to elect between B Shares and C Shares as it is expected that Shareholders who are subject to tax in the United States will recognise taxable dividend income in respect of their Cash Entitlement and Verizon Consideration Share Entitlement irrespective of whether they receive B Shares or C Shares.

The number of B Shares which will be issued is effectively subject to a maximum limit by virtue of the objective of making available the intended taxation treatment for certain Shareholders as described in Part X of this Circular. If elections are made for a greater number of B Shares than are able to be issued on this basis, the scaling back arrangements described in paragraph 2.5 of Part III will apply, but in all events it is intended that Shareholders will receive in aggregate the same Cash Entitlement and Verizon Consideration Share Entitlement for each B Share or C Share held.

The B Shares and C Shares will have no voting rights, will not be transferable and will not be listed on any stock exchange. No certificates will be issued in respect of the B Shares or C Shares. Neither the B Shares nor the C Shares will have any right to participate in profits or in a repayment of capital (whether in a winding up or otherwise) except as provided for in the Scheme of Arrangement and the New Articles of Association.

Capital Option

The B Shares are expected to be cancelled by Vodafone in return for cash and Verizon Consideration Shares with a value no greater than the aggregate nominal value of the B Shares, which will be set shortly before the Return of Value takes place, as described in paragraph 2.5 of Part III.

The cash and Verizon Shares received in return for the cancellation of B Shares are expected to be treated for tax purposes as capital in the hands of UK and Irish tax-resident Shareholders electing for the Capital Option. Further information in relation to tax is set out in Part X.

Income Option

Holders of C Shares are expected to receive the Special Dividend on their C Shares, consisting of cash and Verizon Shares with an aggregate value, for each C Share, equal to the aggregate value of cash payable and Verizon Shares receivable on the cancellation of each B Share under the Capital Option.

The Special Dividend is expected to be treated for tax purposes as income in the hands of UK and Irish tax-resident Shareholders. Shareholders resident for tax purposes in the UK or Republic of Ireland should note that, if they fail to make a valid election for the Capital Option, they may be subject to income tax in respect of both their Cash Entitlement and the market value of their Verizon Consideration Share Entitlement. Further information in relation to tax is set out in Part X.

Following payment of the Special Dividend, the C Shares will convert into Deferred Shares which, in due course, will be repurchased and cancelled by Vodafone as described in paragraph 2.5 of Part III.

Settlement of entitlements under the Return of Value

It is expected that the Verizon Consideration Share Entitlements will be credited to Shareholders and ADS holders on 24 February 2014. Details of how the Verizon Consideration Share Entitlements will be provided to Shareholders and ADS holders are set out in paragraph 11 (below) and in paragraph 9 of Part III.

It is expected that Vodafone will make payments in respect of Cash Entitlements to Shareholders and ADS holders on 4 March 2014. Certificated Shareholders who have not previously provided a bank mandate to Vodafone will receive their cash proceeds by cheque.

Shareholders who are on the Register at the Distribution Record Time but sell their Ordinary Shares before the Ex-Date will not receive the Cash Entitlement or Verizon Consideration Share Entitlement which they would otherwise have received.

CREST holders will be able to trade their Verizon CDIs on and from 24 February 2014.

ADS holders at the ADS Distribution Record Time who sell their ADSs before the Ex-Date will not receive the Cash Entitlement or Verizon Consideration Share Entitlement which they would otherwise have received. ADS holders who do not sell their ADSs as described above will retain their entitlements and may begin trading their Verizon Consideration Share Entitlements on 24 February 2014. It is expected that DTC will allocate the Verizon Consideration Shares to ADS holders on 27 February 2014 in time for settlement of those trades.

6.2	Share Consolidation

The Share Consolidation, which is expected to take place on the first Business Day following the Scheme Effective Date, is intended broadly to maintain comparability, as far as reasonably practicable, of the Company’s share price before and after the Return of Value. The share price of one New Ordinary Share following the Scheme Effective Date is intended, as far as reasonably practicable, to be approximately equal to the share price of one Ordinary Share immediately before the Scheme Effective Date (subject to market movements).

The Share Consolidation ratio cannot be fixed at this time as it will depend on a number of factors including fluctuations in the price of Ordinary Shares, Verizon Shares and the £:$ exchange rate. Accordingly, the number of New Ordinary Shares to be issued in exchange for each Ordinary Share will be announced by the Directors on the third Business Day prior to the First Court Hearing on the basis of the number obtained by dividing (i) the difference between (a) the closing price of an Ordinary Share on the LSE on that day and (b) the aggregate sterling-equivalent amount of the Cash Entitlement and Verizon Consideration Share Entitlement (based on the closing price of Verizon Shares on the NYSE on the same day) for each B Share or C Share expected to be issued under the Scheme, by (ii) the closing price of an Ordinary Share on the LSE at such time, subject to such amendments as the Directors may agree to deal with fractions, rounding or other practical problems or matters which may result from such division and/or to achieve a ratio which in their judgment is the most appropriate to seek to maintain comparability of the Company’s share price before and after the Return of Value.

By way of example, on the basis of the closing price per Ordinary Share of 225.83 pence as at 3 December 2013 (the third Business Day prior to 6 December 2013, the last practicable date prior to the publication of this Circular), and on the basis of the closing price of Verizon Shares of $49.57 and a £:$ exchange rate of 1.6414 on the same date, the consolidation ratio would be 10 New Ordinary Shares for every 19 existing Ordinary Shares.

ADSs will be consolidated in the same manner as Ordinary Shares. The consolidation ratio for ADSs will be announced at the same time as the Share Consolidation ratio.

Following the Share Consolidation, Shareholders and ADS holders will own the same proportion of Vodafone as they did previously (subject to fractional entitlements) but will hold fewer New Ordinary Shares or New ADSs than the number of Ordinary Shares or ADSs currently held. The number of Ordinary Shares represented by each ADS will remain unchanged at ten New Ordinary Shares. Further information on the Share Consolidation is set out at paragraph 2.7 of Part III of this document.

6.3	Vodafone Share Account

In connection with the Share Consolidation, it is intended that no share certificates in respect of New Ordinary Shares will be sent to Certificated Shareholders (unless such Shareholders elect otherwise or are Vodafone Share Account Restricted Shareholders) but, instead, New Ordinary Shares to which such Shareholders are entitled will be registered in the Vodafone Share Account in the name of Computershare Company Nominees Limited. The Vodafone Share Account will be administered by Computershare on behalf of such shareholders. Under these arrangements, such Certificated Shareholders will remain the beneficial owners of the relevant number of New Ordinary Shares to which they are entitled pursuant to the Share Consolidation and will be able to direct Computershare to hold, trade or otherwise deal with their New Ordinary Shares in accordance with their instructions.

The Directors believe that the Vodafone Share Account will be beneficial to Certificated Shareholders, making it easier for them to buy and sell New Ordinary Shares at a low cost and settle trades in such shares in a shorter time frame than it would take to execute a trade of those shares held in certificated form. It will also remove the need for Shareholders to hold a share certificate which needs to be kept safely and securely. Shareholders who hold their shares through the Vodafone Share Account will have the same rights as they do now, subject to any applicable legal restrictions, and the New Ordinary Shares will carry the same rights (including as regards dividends and voting at general meetings of the Company) whether they are held in certificated form or through the Vodafone Share Account.

Certificated Shareholders who would prefer to continue holding their shares in Vodafone through a share certificate will be able to elect to do so by completing the relevant box on the Form of Election, as set out in Part II of this document. Due to regulatory restrictions, Vodafone Share Account Restricted Shareholders will not be able to hold their New Ordinary Shares through the Vodafone Share Account and will, therefore, be sent new certificates in respect of their New Ordinary Shares.

Further details about the Vodafone Share Account are set out in Part III of this document.

7.	The Scheme of Arrangement

It is intended that the VZW Transaction, the Return of Value and the Share Consolidation will be implemented by way of a scheme of arrangement under Part 26 of the Companies Act. A scheme of arrangement is a statutory procedure that can be used (among other things) to effect a return of value to shareholders.

To become effective, the Scheme of Arrangement must:

•	be approved at the Court Meeting by Shareholders representing a majority in number, and 75 per cent. by value, of those present and voting in person or by proxy; and

•	be sanctioned by the Court.

The implementation of the Scheme is also conditional on the passing of Resolution 2 by Shareholders at the General Meeting and on the satisfaction (or waiver) of the conditions to completion of the VZW Transaction.

Once the Court’s approval has been obtained, the Scheme of Arrangement will automatically become effective upon the delivery of the Court’s order to the Registrar of Companies. At that point, all Shareholders at the Distribution Record Time will become bound by the Scheme of Arrangement, even if they failed to vote or voted against it.

The Directors will not take the necessary steps to implement the Scheme of Arrangement until they are satisfied that regulatory approvals and other conditions to completion of the VZW Transaction have been obtained or satisfied.

The implementation of the Return of Value pursuant to the terms of the Scheme will also require the Capital Reductions to be confirmed by the Court on the terms proposed in this Circular. It is expected that the Court will confirm the terms of the Capital Reductions shortly after sanctioning the Scheme. The Capital Reductions and the Return of Value will then become effective on delivery of the Reduction Court Order to (or, if the Court so orders, upon its registration by) the Registrar of Companies.

The Scheme contains a provision enabling Vodafone, in certain circumstances, to consent on behalf of all persons concerned to any modification of (for example, by reducing the quantum of the Cash Entitlement under the Return of Value), or addition to, the Scheme or to any condition approved or imposed by the Court. The Directors may determine to modify the terms of the Scheme where they consider this to be necessary or desirable to secure the Court’s approval or the confirmation of the Court to the Capital Reductions forming part of the Scheme.

8.	Consequences for the VZW Transaction and the Return of Value of the Scheme of Arrangement and/or the related Capital Reductions not being implemented

As discussed above, it is intended that the VZW Transaction will be implemented pursuant to the Scheme and, under the VZW SPA, Vodafone and Verizon have therefore agreed to co-operate to implement the Scheme. However, they have also agreed that, if it is not possible to implement the Scheme (where this is not approved by Shareholders or sanctioned by the Court, or the Scheme lapses in accordance with its terms or is withdrawn, or the Court does not confirm the Capital Reductions), the VZW Transaction will still complete pursuant to the mechanics set out in the VZW SPA if all the remaining conditions to completion of the VZW Transaction are satisfied.

In such circumstances, Vodafone will still dispose of the US Group to Verizon and Verizon will still pay the Cash Consideration, and issue the Verizon Loan Notes and the Verizon Term Note, to Vodafone, and issue the Verizon Consideration Shares to the Distribution Agent on behalf of, and for distribution to, Shareholders. However, Vodafone would not be in a position to pay the Cash Entitlement in the Return of Value. As previously announced, the Board would seek to distribute the cash to Shareholders in due course through other lawful means. In addition, the Share Consolidation would not be implemented. Further details of the consequences of the VZW Transaction completing in circumstances where the Scheme does not become effective are set out in paragraph 16 of Part III.

If the Scheme and the related Capital Reductions are not able to be implemented, the tax treatment for certain Shareholders of receiving the Verizon Consideration Shares and any cash distribution may differ from the treatment that would apply if the VZW Transaction were to complete, and the Verizon Consideration Shares were issued, pursuant to the Scheme. A summary of the tax consequences for UK and Irish Shareholders is set out in Part X.

The Vodafone Italy Transaction would not be affected by completion of the VZW Transaction pursuant to the VZW SPA rather than pursuant to the Scheme. If the relevant conditions to completion of the Vodafone Italy Transaction are also satisfied at the time of completion of the VZW Transaction (whether or not pursuant to the Scheme), the Vodafone Italy Transaction will also complete on the VZW Completion Date.

9.	Amendments to the Articles of Association

A number of amendments to the Articles of Association are required to implement the Return of Value and the Share Consolidation and, accordingly, the Company proposes to adopt the New Articles of Association, subject to Shareholder approval at the General Meeting. Further details are set out in paragraph 7 of Part III of this Circular.

10.	Dealing Facility

Verizon has agreed to provide individuals resident in, or with a registered address in, the EEA (other than in Croatia) and who are Certificated Shareholders holding fewer than 50,000 Ordinary Shares at the Distribution Record Time with a share dealing facility enabling them to sell, free of dealing costs and commissions, all (but not some only) of the Verizon Consideration Shares that they are issued pursuant to the VZW Transaction and which are held by the Verizon CSN on their behalf in the form of Verizon CDIs. Shareholders who satisfy the above criteria but hold their Ordinary Shares through CREST may use this facility by converting, at their own cost, their holdings of Ordinary Shares into certificated form prior to the Distribution Record Time. The Dealing Facility is not available to holders of ADSs.

The Dealing Facility will be open for six weeks from the VZW Completion Date. The costs of the Dealing Facility will be paid by Vodafone and Verizon in equal measure. Further details of the Dealing Facility are set out in Part III of this document.

11.	Settlement of Verizon Consideration Shares

Verizon Shares are US securities and are therefore not capable of being traded in the UK through CREST like Ordinary Shares. Accordingly, Verizon has agreed to make arrangements to provide Uncertificated Shareholders (other than Verizon Share Restricted Shareholders) with Verizon CDIs, which are instruments which represent the underlying Verizon Shares and allow settlement of trading in Verizon Shares through CREST. Uncertificated Shareholders (other than Verizon Share Restricted Shareholders) will therefore receive Verizon CDIs.

In addition, Certificated Shareholders may be unfamiliar with the formalities required to trade in US securities. Accordingly, Verizon has agreed to procure delivery of the relevant Verizon CDIs to the Verizon CSN who will hold them as nominee for Certificated Shareholders (other than Verizon CSN Restricted Shareholders). Such Certificated Shareholders will not receive a certificate in respect of their Verizon CDIs but will instead receive from the Verizon CSN a Statement of Ownership, evidencing their entitlement to the underlying Verizon CDIs. Such Shareholders will be able to direct the Verizon CSN to hold or sell the underlying Verizon CDIs as they instruct. Further details are set out in paragraph 9.2 of Part III of this document.

Verizon CSN Restricted Shareholders (other than Verizon Share Restricted Shareholders) will receive Verizon Consideration Shares through the Direct Registration System, which subsequently can be transferred by instructing Computershare. ADS holders will receive Verizon Consideration Shares in uncertificated form, registered to them in the Direct Registration System or (if they hold ADSs through DTC with an Agent Institution) through DTC and that Agent Institution.

Verizon Share Restricted Shareholders will not receive any Verizon Consideration Shares; instead, such shares will be sold on their behalf and they will receive the cash proceeds from that sale.

Further details are set out in Part III of this document.

12.	Currency of Cash Entitlement

Pursuant to the Return of Value, Uncertificated Shareholders and ADS holders will receive their Cash Entitlements and any other cash proceeds under the Return of Value in dollars. Uncertificated Shareholders should ensure that they have a USD cash memorandum account enabled and linked to their account in CREST prior to the due date for the payments. Payments to ADS holders will be net of the Depositary’s fee.

Certificated Shareholders will receive their Cash Entitlement and any other cash proceeds from the Return of Value in their Default Currency based on their existing mandated instructions, in line with Vodafone’s standard dividend practice, unless they elect to receive their cash proceeds in dollars or (where this is not already their Default Currency) in sterling or euro by completing the relevant box on the Form of Election. To receive their cash proceeds electronically in a currency other than their Default Currency, Shareholders should contact Computershare to supply updated bank mandate details specific to the currency elected, in the usual way. Shareholders who make such an election but who do not supply updated bank mandate details will receive their cash proceeds in their chosen currency by cheque. Shareholders who have not previously provided a bank mandate will be sent a cheque for their cash proceeds. Further details are set out in paragraph 8 of Part II of this document. Shareholders should note that any updated mandate provided (excluding a US dollar mandate) will replace any existing mandate for all future payments, including (depending on the time of receipt), the interim dividend due in February 2014, unless later revoked.

13.	Risk Factors

For a discussion of the risks and uncertainties which you should take into account when considering whether to vote in favour of the Resolutions, please refer to Part IV of this Circular.

14.	Use of proceeds and financial effects of the Transactions on the Vodafone Group

The Board believes that it is appropriate to return 71 per cent. of the net proceeds of the Transactions to Shareholders. The remaining proceeds will be retained by Vodafone to support Project Spring, with approximately £7 billion of organic investments over the next two financial years to further enhance network and service leadership, and to reduce the Group’s net debt. The Board believes that Vodafone will therefore retain a strong balance sheet and expects to target a low single A credit rating.

The Board will continue to review the Retained Group’s capital structure and potential for further shareholder returns over the medium term, depending on operating performance and the availability of value creating investment opportunities. The Board recognises that, given conditions in the sector, other inorganic opportunities to advance its growth strategy in mobile and unified communications services may present themselves. The Board would consider any such opportunities on their merits and against demanding criteria.

Part VIII of this Circular contains a pro forma statement of the net assets of the Group which illustrates the effects of the Transactions and the Return of Value on the net assets of the Group, had they occurred at 30 September 2013.

15.	Current trading and prospects of the Retained Group

On 12 November 2013, Vodafone announced its half-yearly results for the six-month period ended 30 September 2013. The following update on current trading and the prospects of the Group has been substantially extracted from that announcement.

Current trading and prospects of the Group

Vodafone’s emerging markets continue to deliver strong results, with growing revenue and increasing margins. The environment in Europe remains challenging, resulting in intense macroeconomic, regulatory and competitive pressures during the six months ended 30 September 2013. Overall, Vodafone continued to make progress in that period.

Trading update(1)

Group revenue for the six months ended 30 September 2013 was £22.0 billion and Group service revenue was £20.0 billion. Group service revenue decreased by 4.2 per cent.*, or 1.5 per cent.* excluding the impact of mobile termination rate cuts. Enterprise service revenue decreased 4.5 per cent.* following intense price competition across a number of Vodafone’s markets.

Group EBITDA(2) fell 4.1 per cent.* to £6.6 billion. The Group EBITDA margin fell 0.8 percentage points, or 0.3* percentage points on an organic basis.

Notes:

*	All amounts in this paragraph 15 marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. There have been two one-off items impacting organic growth rates in the six month period.
(1)	Trading performance includes the results of Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures, on a proportionate consolidation basis. It also includes five months’ profit contribution from VZW.
(2)	Now reported excluding restructuring costs and significant one-off items of £121 million (2012: £63 million) and £107 million respectively in the six months ended 30 September 2013.

Adjusted operating profit(2) fell 8.3 per cent. due to lower EBITDA and higher depreciation and amortisation. Additionally, only five months of profit contribution from VZW is included in the six months ended 30 September 2013. On an organic basis, adjusted operating profit increased by 0.5 per cent.*.

Free cash flow was £2.0 billion, £0.2 billion lower than the prior year due principally to lower EBITDA, increased taxation and higher capital additions, offset by lower adverse working capital and higher dividends received. Net debt at 30 September 2013 was £25.7 billion which includes the £2.1 billion dividend received from VZW in the period reported on.

Strategy update

In November 2012, Vodafone announced its ‘Vodafone 2015’ strategy to seize the attractive long-term opportunities and mitigate adverse factors in the telecommunications sector. This strategy outlined a new approach to consumer offers and pricing in Europe, a growing focus on unified communications, and a strong commitment to emerging markets. Underpinning this strategy is the Group’s continuous investment in high speed data networks to enhance customers’ experience. Additional value and efficiency will be delivered from scale through focus on standardisation and simplification across the Group.

In Europe, despite the current tough macroeconomic and regulatory environment, the telecoms market is approaching a turning point:

•	the demand for universal high speed data continues to grow, creating attractive growth opportunities in mobile and unified communications services in both the consumer and enterprise sectors;

•	the economic environment is expected to recover, with a return to GDP growth forecast in 2013 and 2014 for Northern Europe and Southern Europe respectively; and

•	the focus of regulation is showing some early signs of acknowledging the need to promote investment in the sector and permit consolidation.

In emerging markets, the regulatory framework is becoming increasingly clear, particularly in India, underpinning the Board’s expectations for continued strong growth and improving profitability.

The Vodafone 2015 strategy has already created good momentum and achieved significant progress.

Project Spring

The transition to 4G and unified communications, coupled with the economic outlook for Europe, makes this the right time for Vodafone to pursue further development and differentiation. The Vodafone 2015 strategy outlined above will be boosted by the new organic investment programme announced in September 2013, Project Spring. This significant additional investment gives Vodafone a unique opportunity to strengthen further its network and service differentiation.

Vodafone plans to invest approximately £7 billion in capital expenditure in the next two financial years, including up to £0.5 billion committed in the current financial year that is expected to lead to a cash outflow in the 2015 financial year. The investments in mobile and fixed networks, enterprise products and customer experience are expected to improve competitive performance and deliver attractive returns. Vodafone expects to generate incremental free cash flow of over £1 billion in the 2019 financial year. The total cash payback is expected to be approximately seven years.

The increased capex will result in higher operating expenses, with a peak impact on EBITDA, net of Project Spring benefits, of around £0.6 billion in the 2015 financial year. Vodafone expects the impact on EBITDA to be neutral by the 2017 financial year.

Guidance

In September 2013 and on 12 November 2013, Vodafone issued pro forma guidance for the 2014 financial year, which excludes VZW and includes 100 per cent. of Vodafone Italy, both for the whole year. This revised guidance includes Vodafone’s remaining joint ventures (Australia, Fiji and Indus Towers) on an equity accounting basis consistent with IFRS requirements.

The performance of the Group in the first half of the current financial year has been in line with expectations. The latest view of the likely overall business performance over the remainder of the year is consistent with that held when issuing the revised guidance on 2 September 2013 and 12 November 2013. Vodafone is therefore on target to deliver adjusted operating profit of approximately £5 billion and free cash flow in the £4.5 — £5.0 billion range, on the guidance basis described above. Further information on guidance assumptions and how the revised guidance compares with the original guidance issued in May 2013 can be found in Part IX of this Circular.

Dividends

Assuming completion of the VZW Transaction and implementation of the Proposals in the first quarter of 2014, the Board intends to increase the final dividend per share (post Share Consolidation) by 8.0 per cent. Together with the 3.53 pence interim dividend per share, total dividends per share for the 2014 financial year are therefore expected to be 11.0 pence.

It is the intention of the Board to increase dividends per share annually thereafter.

Executive Directors’ shareholdings

As an expression of their support for the strategy and prospects of the Group, each of the Executive Directors (together with Nick Read, Vodafone’s proposed new Chief Financial Officer) has committed to using the post-tax proceeds of the Return of Value due to him to acquire further shares in the Company.

16.	Verizon Prospectuses

It is expected that the Verizon UK Prospectus and Verizon US Prospectus, relating to the Verizon Consideration Shares and which have been prepared by Verizon, will be published on or around the same date as this document. A copy of each of the Verizon Prospectuses may be accessed (subject to the restrictions provided therein) via Verizon’s website: verizon.com/investor/shareownersservices.htm. For the avoidance of doubt, the contents of that website and the Verizon Prospectuses are not incorporated into and do not form part of this document. The Verizon US Prospectus will be posted to Shareholders and ADS holders resident in, or with a registered address in, the United States or Canada. The Verizon UK Prospectus will not be posted to Shareholders or ADS holders. Shareholders and ADS holders (other than (i) Shareholders and ADS holders resident in, or with a registered address in, the United States or Canada and (ii) Verizon Prospectus Restricted Holders) who wish to receive a hard copy of the Verizon UK Prospectus may request one, subject to applicable restrictions, by contacting the Registrar at Computershare, Corporate Actions 3, The Pavilions, Bridgwater Road, Bristol BS99 6AR.

17.	Tax

Guidance on the general tax position of United Kingdom, Irish and US Shareholders in respect of the Share Alternatives as at the date of this document is set out in Part X of this document.

You are strongly advised to read whichever section of Part X of this document is relevant to you (if any) before making an election in respect of your Share Alternatives (where available). However, Shareholders resident for tax purposes in the United Kingdom or Republic of Ireland should note that, if they fail to make a valid election for the Capital Option, they may be subject to income tax in respect of both their Cash Entitlement and the market value of their Verizon Consideration Share Entitlement.

All Shareholders, including those who are subject to tax in the United Kingdom, the Republic of Ireland or the United States, are encouraged to consult their professional advisers.

18.	Vodafone Employee Share Plans

Separate communications are being sent to participants in the Vodafone Share Incentive Plan in respect of the Return of Value.

The Share Consolidation is intended to preserve the prevailing value immediately before the Scheme Effective Date of each Ordinary Share under option or award, subject to any market fluctuations. As a result, the value of each option and award under the Vodafone Employee Share Plans after the Share Consolidation is intended to remain approximately the same. No adjustments, therefore, are proposed to be made to options or awards that have been made under the Vodafone Employee Share Plans. The number of Ordinary Shares over which participants have options or awards, the exercise price and the other terms of the relevant options or awards will remain unchanged.

19.	Overseas Shareholders

Overseas Shareholders’ attention is drawn to paragraph 10 of Part III of this Circular. If you are a Restricted Scheme Shareholder, you will not be able to elect between the Income Option and the Capital Option and will automatically receive C Shares and, accordingly, receive the Special Dividend under the Income Option.

Overseas Shareholders (other than Restricted Scheme Shareholders) should note that, by making a valid election for B Shares, such Shareholders will be deemed to represent, warrant, undertake and/or agree (as applicable) in the terms set out in paragraph 10.1 of Part III of this Circular.

20.	Resolutions proposed at the Court Meeting and the General Meeting

The Court Meeting has been convened for 11.00 a.m. on 28 January 2014 to consider and, if thought fit, approve the Scheme. The General Meeting has been convened for 11.15 a.m. on 28 January 2014, or as soon thereafter as the Court Meeting has concluded or been adjourned, to consider and, if thought fit, pass the requisite resolutions to approve the Transactions, implement the Scheme and the related Capital Reductions, the Return of Value and the Share Consolidation, to approve certain amendments to the Articles of Association and renew Vodafone’s standing authority to repurchase shares in the Company. A summary of the Resolutions is set out in paragraph 15 of Part III of this document.

Notices convening the Court Meeting and the General Meeting are set out in Part XIV and Part XV (respectively) of this document.

21.	Action to be taken

Your attention is drawn to Part II of this document, which explains the action you should take in relation to the Proposals.

22.	Shareholder Helplines

If you are a Shareholder and have any questions about this Circular, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the Forms of Proxy or Form of Election or how to submit a valid Electronic Election, please call the Shareholder Helpline on 0870 707 1739 from the UK, 01 969 8421 for Shareholders based in the Republic of Ireland, or +44 (0)870 707 1739 for Shareholders in other jurisdictions between 8.30 a.m. and 5.30 p.m. Monday to Friday (excluding UK bank or public holidays). Calls will be charged at national rate. Calls to +44 (0)870 707 1739 from outside the UK are chargeable at applicable international rates. Please note that calls may be monitored or recorded and Computershare cannot provide financial or tax advice or advice on the merits of the Scheme of Arrangement or the Proposals.

If you are a holder of ADSs and have any questions about this Circular, the Court Meeting or the General Meeting, or relating to the completion and return of the ADS Proxy Card, please contact The Bank of New York Mellon on 888-985-2038 if calling from inside the United States or (001) 312.360.5214 if calling from outside the United States between 8.00 a.m. and 8.00 p.m., New York time (excluding US holidays). The helpline cannot provide financial or tax advice or advice on the merits of the Scheme of Arrangement or the Proposals.

23.	Recommendation

The Board considers that the Proposals are in the best interests of Shareholders as a whole and, accordingly, unanimously recommends that all Shareholders vote in favour of the Scheme of Arrangement at the Court Meeting and the Resolutions at the General Meeting, as the Directors intend to do in respect of their own beneficial shareholdings.

The Board, which has been so advised by Goldman Sachs and UBS as sponsors, considers the terms of the Transactions to be fair and reasonable so far as Shareholders are concerned. In providing financial advice to the Board, Goldman Sachs and UBS have each taken into account the commercial assessment of the Directors.

Yours faithfully

Gerard Kleisterlee

Chairman

PART II – ACTION TO BE TAKEN

1.	General

It is intended that the VZW Transaction, the Return of Value and the Share Consolidation be implemented pursuant to the Scheme of Arrangement. The Scheme of Arrangement will require approval at a meeting of Shareholders convened by order of the Court to be held at Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU at 11.00 a.m. (London time) on 28 January 2014 and at a General Meeting to be held at 11.15 a.m. (London time) or if later, immediately after the conclusion or adjournment of the Court Meeting.

The Scheme of Arrangement must be approved at the Court Meeting by Shareholders representing a majority in number, and 75 per cent. by nominal value, of those present and voting in person or by proxy. Implementation of the Scheme and related Capital Reductions must also be approved by Shareholders at the General Meeting by way of a special resolution as set out in the Notice of General Meeting in Part XV of this Circular. A summary of the Resolutions is set out at paragraph 15 of Part III.

Please check you have received the following with this document:

All Shareholders

•	a BLUE Form of Proxy for use in respect of the Court Meeting on 28 January 2014; and

•	a YELLOW Form of Proxy for use in respect of the General Meeting on 28 January 2014.

All Certificated Shareholders

•	a shareholder guide, which provides summary guidance in respect of the Proposals;

•	a Form of Election in relation to the Income Option, the Capital Option, the Currency Facility and the Vodafone Share Account;

•	a pre-paid envelope for use in the UK in connection with the Form of Election;

•	in the case of Certificated Shareholders who are individuals resident in, or with a registered address in, the EEA (other than in Croatia) and hold fewer than 50,000 Ordinary Shares at 3 December 2013 (the latest practicable date for the purposes of posting this Circular), a Dealing Facility Election Form; and

•	the terms and conditions in relation to the Dealing Facility, the Verizon CSN Facility and the Vodafone Share Account.

ADS holders

Registered holders of ADSs (including those holding ADSs in the Direct Registration System or the Global BuyDIRECT Plan) should have received a letter to ADS holders and an ADS Proxy Card with this document which will enable them to (i) attend, speak and vote at the Court Meeting and the General Meeting, (ii) appoint another person to attend, speak and vote on their behalf at the Court Meeting and the General Meeting or (iii) instruct the Depositary how to vote on the matters to be considered at the Court Meeting and the General Meeting. If a registered ADS holder wishes to instruct the Depositary how to vote, the ADS Proxy Card must be received by The Bank of New York Mellon by no later than 5.00 p.m. (New York time) on 22 January 2014 for votes returned by mail or 5.00 p.m. (New York time) on 21 January 2014 for votes received by telephone or internet. Holders of ADSs who hold through an Agent Institution in book-entry form should receive a request for instructions from the relevant Agent Institution or should contact them directly to deliver voting instructions in respect of their ADSs in the form and by the time specified by that Agent Institution. Holders should note that their Agent Institution may establish an earlier deadline for the receipt of instructions and, accordingly, holders are encouraged to contact their Agent Institutions promptly to determine any applicable deadlines so that they can deliver timely instructions.

Should any of these documents be missing, please contact the Shareholder Helpline on the numbers set out on page 4 or, if you are a holder of ADSs, the Depositary on the numbers set out on page 4.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Shareholder opinion. You are therefore strongly urged to complete and return your Forms of Proxy or ADS Proxy Card as soon as possible, whether or not you intend to attend the meetings in person.

If the Scheme of Arrangement becomes effective, it will be binding on all holders of Ordinary Shares (including those underlying ADSs) including any holders who did not vote to approve the Scheme of Arrangement.

2.	Appointment of proxies

In addition to the instructions below, Shareholders who hold their Ordinary Shares in certificated or uncertificated form may register proxy appointments and instructions electronically by logging on to vodafone.com/courtmeeting and vodafone.com/generalmeeting, where details of the procedure are set out, provided that they do so not less than 48 hours before the relevant meeting.

The transmission of a CREST Proxy Instruction (as defined below) or the registration of a proxy appointment or instruction electronically will not preclude you from attending the Court Meeting or General Meeting and voting in person, if you so wish.

In the case of joint holders of Ordinary Shares, the vote of the senior who tenders the vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company at the Voting Record Time in respect of the joint holding.

Certificated Shareholders

Shareholders will find enclosed with this document a BLUE Form of Proxy and a YELLOW Form of Proxy. The BLUE Form of Proxy is to be used in connection with the Court Meeting and the YELLOW Form of Proxy is to be used in connection with the General Meeting. Whether or not you intend to attend these meetings, please complete and sign both Forms of Proxy and return them in accordance with the instructions printed thereon to the Registrar at Corporate Actions 3, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6AR, so as to arrive as soon as possible but in any event at least 48 hours prior to the relevant Meeting (i.e. by 11.00 a.m. on 26 January 2014 for the Court Meeting or 11.15 a.m. on 26 January for the General Meeting).

If the BLUE Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Registrar, on behalf of the Chairman, at the Court Meeting. However, in the case of the General Meeting, if the YELLOW Form of Proxy is not lodged so as to be received by the time mentioned above and in accordance with the instructions on that Form of Proxy, it will be invalid. The completion and return of either Form of Proxy will not preclude you from attending the Court Meeting or the General Meeting and voting in person, if you so wish.

Uncertificated Shareholders

Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the Court Meeting and General Meeting or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedure described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The CREST Proxy Instruction, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must, to be valid, be transmitted so as to be received by the Registrar by 11.00 a.m. on 26 January 2014 for the Court Meeting or 11.15 a.m. on 26 January for the General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsor or voting service provider, should note that Euroclear UK & Ireland does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. CREST members and, where applicable, their CREST sponsor or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning limitations of the CREST system and timings.

Vodafone may treat as invalid a CREST Proxy Instruction in the circumstances set out in the CREST Regulations.

Holders of ADSs

If you are a registered holder of ADSs, you should have received an ADS Proxy Card that appoints you as proxy for the Depositary for the purposes of the Court Meeting and the General Meeting and you may attend the Court Meeting and/or the General Meeting in person should you wish to do so. Alternatively, you may use the ADS Proxy Card to appoint another person as your proxy for the purposes of the Court Meeting and the General Meeting or to instruct The Bank of New York Mellon, as the Depositary, regarding how to vote the Ordinary Shares underlying your ADSs at the Court Meeting and/or the General Meeting. If you choose to instruct the Depositary, you must complete, sign and return the ADS Proxy Card in accordance with the instructions printed thereon to Proxy Services, c/o Computershare, PO Box 43126, Providence, RI 02940-5138, so that it is received as soon as possible and in any event no later than 5.00 p.m. (New York time) on 22 January 2014 for votes returned by mail or 5.00 p.m. (New York time) on 21 January 2014 for votes received by telephone or internet. ADS Proxy Cards returned by fax or email will not be accepted. If you hold your ADSs indirectly through an Agent Institution you must rely on the procedures of that institution if you wish to vote at the Court Meeting or General Meeting and your instructions must be given on the forms and by the time set by that institution. Holders should note that their Agent Institutions may establish earlier deadlines for the receipt of instructions and, accordingly, holders are encouraged to contact their Agent Institutions promptly to determine any applicable deadlines so that they can deliver timely instructions.

3.	Notes on electing between the Income Option and the Capital Option

Restricted Scheme Shareholders will not be eligible to elect between the Income Option and the Capital Option and will be deemed to have elected for the Income Option in respect of ALL their Ordinary Shares.

If you are an Uncertificated Shareholder (i.e you hold your shares through CREST) and you wish to receive the Special Dividend (i.e. the Income Option) in respect of ALL your Ordinary Shares, you do not need to make an election through CREST; you will automatically receive C Shares and the Special Dividend in respect of all your Ordinary Shares.

If you are a Certificated Shareholder and wish to receive the Special Dividend (i.e. the Income Option) and any cash proceeds under the Return of Value in your Default Currency in respect of ALL your Ordinary Shares (or by cheque where a mandate has not previously been supplied) then you do not need to complete or return a Form of Election (unless you do not want to participate in the Vodafone Share Account). C Shares will be issued to you and the Special Dividend distributed automatically in respect of all of your Ordinary Shares.

If you are a Shareholder and you are on the Register at the Distribution Record Time but you sell your Ordinary Shares before the Ex-Date, you will not receive the Cash Entitlement or Verizon Consideration Share Entitlement.

If you are an ADS holder at the ADS Distribution Record Time but you sell your ADSs before the Ex-Date, you will not receive the Cash Entitlement or Verizon Consideration Share Entitlement which you would otherwise have received.

3.1	Certificated Shareholders—completing the Form of Election

The following instructions describe what Shareholders (other than Restricted Scheme Shareholders) who hold their shares in certificated form should do when completing a Form of Election.

Shareholders need to take their own decision regarding any election(s) they make under the Return of Value and should consult their own independent professional adviser.

References to “Boxes” are to the boxes on the Form of Election.

Number of Ordinary Shares held

Box A shows the number of Ordinary Shares registered in the name(s) of the Shareholder(s) at 6.00 p.m. on 3 December 2013(5) and is for information purposes only. If Shareholders do not sell or transfer any Ordinary Shares registered in their name(s) or purchase additional Ordinary Shares between that date and the Distribution Record Time (expected to be 6.00 p.m. on 20 February 2014), then this number will also be the same as the number of Ordinary Shares in respect of which they may make an election. If Shareholders sell or transfer any Ordinary Shares registered in their name(s) and/or purchase additional Ordinary Shares, they should ensure that their election corresponds to the number of Ordinary Shares that will be registered in their name(s) at the Distribution Record Time. Details of how elections for excess Ordinary Shares will be treated are set out below. Forms of Election returned by Shareholders who have sold ALL of their Ordinary Shares by the Distribution Record Time will be deemed invalid. Shareholders who buy Ordinary Shares after the date of this Circular can request a Form of Election from Computershare by calling the Shareholder Helpline.

How Shareholders may elect for the Income Option or the Capital Option in respect of their Ordinary Shares

To elect for the Capital Option in respect of ALL their Ordinary Shares, Shareholders should mark an “X” where indicated in Section 2.

Shareholders wishing to elect for the Income Option in respect of ALL of their Ordinary Shares do not need to complete Section 2.

Shareholders who wish to split their election between the Income Option and the Capital Option should contact the Registrar on the Shareholder Helpline, details of which are provided on page 4 of this Circular.

Deemed elections

Where a Shareholder makes no election for the Capital Option in Section 2 then that Shareholder will be deemed to have elected for the Income Option in respect of ALL of his Ordinary Shares.

Where a Shareholder has made an election in relation to a greater number of Ordinary Shares than they hold at the Distribution Record Time, any Ordinary Shares elected to the Income Option will be fulfilled first and if the Shareholder elected any of their remaining Ordinary Shares to the Capital Option, those elections will then be fulfilled up to the number of Ordinary Shares held by the Shareholder at the Distribution Record Time.

Where a Shareholder makes an election in relation to fewer Ordinary Shares than are held by him at the Distribution Record Time, they will be deemed to have elected for the Income Option in respect of the balance of their holding.

Dematerialisation of Ordinary Shares following election

If the Ordinary Shares to which any election made on the enclosed Form of Election relates are currently held in certificated form and are “dematerialised” into uncertificated form (i.e. held in CREST) after the relevant Form of Election has been submitted but before the Election Return Time, such election will become invalid. Shareholders who subsequently hold such Ordinary Shares in uncertificated form in CREST will need to give a valid Electronic Election in place of the submitted Form of Election by the Election Return Time, in accordance with paragraph 3.2 below.

Signing the Form of Election

The Form of Election shows the name of the Shareholder, or names of joint Shareholders, of Ordinary Shares by reference to which an election can be made. The Shareholder, or all joint Shareholders, must sign the Form of Election (in Section 4). If the Form of Election is signed under a power of attorney, the original power of attorney should be sent to Computershare with the Form of Election.

Final instructions on completing a Form of Election

Once completed and signed, this Form of Election should be returned in the reply-paid envelope provided. No stamps will be needed if posted in the United Kingdom. To be valid, Forms of Election must be returned so as to be received by Computershare by the Election Return Time (expected to be 1.00 p.m. on 20 February 2014). If Shareholders do not use the envelope provided, postage will be payable and the Form of Election should be sent to Computershare at Corporate Actions 3, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6AR.

If you need assistance in completing the Form of Election or have any queries relating to it please call the Shareholder Helpline on 0870 707 1739 from the UK, 01 969 8421 for Shareholders based in Republic of Ireland or +44 (0)870 707 1739 (if calling from elsewhere outside the UK) between 8.30 a.m. and 5.30 p.m. Monday to Friday (excluding UK bank or public holidays). Calls are charged at national rate. Calls to +44 (0)870 707 1739 from outside the UK are chargeable at applicable international rates. Please note that the Shareholder Helpline will not give advice on the merits of the Return of Value, the Capital Option or the Income Option or provide financial, investment or taxation advice.

3.2	CREST Shareholders

Shareholders holding their Ordinary Shares in CREST will not be sent a Form of Election with this Circular. They will need to make an Electronic Election by means of a TTE Instruction.

Such Shareholders should take (or procure to be taken) the action set out below to transfer by means of a TTE Instruction the number of Ordinary Shares held at the Distribution Record Time (expected to be 6.00 p.m. on 20 February 2014) in respect of which they are making an election to an escrow balance, specifying Computershare in its capacity as a CREST receiving agent (under participant ID RA70) as the escrow agent, as soon as possible and in any event so that the transfer to escrow settles not later than 1.00 p.m. on 20 February 2014. If Shareholders sell or transfer any Ordinary Shares registered in their name(s) before the Distribution Record Time or purchase additional Ordinary Shares, they should take care to ensure that their election is in respect of the number of Ordinary Shares that will be registered in their name(s) at the Distribution Record Time.

If Shareholders are CREST personal members, they should refer to their CREST sponsor before taking any action. CREST sponsors will be able to confirm details of Shareholders’ participant ID and the member account ID under which their Ordinary Shares are held. In addition, only CREST sponsors will be able to give the TTE Instruction to Euroclear by which Shareholders are making their election.

To make an election, Shareholders should give (or, if they are a CREST personal member, procure that their CREST sponsor gives) a TTE Instruction, which must be properly authenticated in accordance with Euroclear’s specifications and which must contain, in addition to the other information that is required for the TTE Instruction to settle in CREST, the following details:

•	the number of Ordinary Shares to be transferred to the escrow account;

•	the member account ID;

•	the participant ID;

•	the corporate action ISIN, which is GB00B16GWD56;

•	the corporate action number of the Return of Value. This is allocated by Euroclear and can be found by viewing the relevant corporate action details in CREST;

•	the intended settlement date for the transfer to escrow, which should be as soon as possible and in any event not later than 1.00 p.m. on 20 February 2014;

•	the standard delivery instruction priority of 80; and

•	the name and contact number inserted in the shared note field.

In order for an uncertificated election to be valid, the TTE Instruction must comply with the requirements as to authentication and contents set out above and must settle by 1.00 p.m. on 20 February 2014.

Electing for the Income Option

Shareholders who hold their Ordinary Shares in CREST and who wish to elect for the income Option in respect of ALL their Ordinary Shares need take no action. Shareholders who do not give a TTE Instruction will automatically receive the Special Dividend in respect of all their Ordinary Shares.

Electing for the Capital Option

Shareholders who hold their Ordinary Shares in CREST and who wish to elect for the Capital Option in respect of SOME or ALL of their Ordinary Shares should give (or, if they are a CREST personal member, procure that their CREST sponsor gives) a TTE Instruction with the following information, in addition to the information listed above:

•	the participant ID of Computershare, which is RA70; and

•	the member account ID of Computershare which for these purposes is VODCAP01.

Any Ordinary Shares remaining in a CREST account that are not the subject of a Capital Option election will receive the Special Dividend.

Validity of Elections

Shareholders who do not make a valid election will be deemed to have elected for the Income Option in respect of ALL of their Ordinary Shares.

The default position where a Shareholder makes an election which in total is less than their holding of Ordinary Shares at the Distribution Record Time.

If Shareholders send a TTE Instruction which details, or TTE Instructions which together detail, a number of Ordinary Shares to be transferred to the escrow account which in total is less than their holding of Ordinary Shares at the Distribution Record Time, they will be deemed to have elected for the Income Option in respect of the balance of their holding.

Rematerialisation of Ordinary Shares following election

If the Ordinary Shares to which any TTE Instruction relates are currently held in uncertificated form and are rematerialised into certificated form after the relevant TTE Instruction has been given but before the Election Return Time, such election will become invalid. Shareholders who subsequently hold such Ordinary Shares in certificated form will need to submit a valid Form of Election in place of the TTE Instruction by the Election Return Time.

You should note that Euroclear does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction relating to your Ordinary Shares to settle prior to 1.00 p.m. (London time) on 20 February 2014. In this connection, you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

4.	Withdrawal Rights

Any election for one of the Share Alternatives, whether made by the signing of a Form of Election or the giving of an Electronic Election, may be withdrawn by a Shareholder at any time prior to the Election Return Time. Thereafter, such election will be irrevocable. If an election is validly withdrawn, the Shareholder may make a new election during the Election Period, but if a new valid election is not made by the Election Return Time, the Shareholder will be deemed to have elected for the Income Option to the extent the Shareholder has not otherwise made a valid election. After the end of the Election Period, any election made will be irrevocable. If the Election Period is extended, withdrawal rights will be correspondingly extended.

For a withdrawal of any election to be effective, in the case of Ordinary Shares held in certificated form, a written notice of withdrawal signed by the person(s) who signed the relevant Form of Election must specify the name(s) and address(es) of the person(s) who tendered the election to be withdrawn, the account number (which appears on the front page of the relevant Form of Election) and the exact number of their Ordinary Shares in respect of which the election is to be withdrawn.

In the case of an election originally made by an Electronic Election, a valid ESA Message must be given by the person(s) who gave the relevant Electronic Election, be received by Computershare no later than one hour before the Election Return Time (that is, by 1.00 p.m. on 20 February 2014) and include the following details:

•	the number of Scheme Ordinary Shares in respect of which the election is to be withdrawn, together with their ISIN number which is GB00B16GWD56;

•	the member account ID of the relevant Scheme Shareholder, together with his participant ID;

•	the participant ID of Computershare, which is RA70;

•	the member account ID of the Escrow Agent included in the relevant Electronic Election, which is VODCAP01;

•	the transaction reference number of the Electronic Election to be withdrawn;

•	the intended settlement date for the withdrawal;

•	the corporate action number for the Scheme. This is allocated by Euroclear and will be available on screen from Euroclear; and

•	input with standard delivery instruction priority of 80.

Any such withdrawal will be conditional upon the Registrar verifying that the withdrawal request is validly made. Accordingly, the Registrar will on behalf of Vodafone reject or accept the withdrawal by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

Telex, facsimile, electronic mail or other electronic means of transmission or any form of copy of written notice will not constitute a written instruction of withdrawal.

Withdrawals may not be rescinded, but re-elections may be made at any time prior to the end of the Election Period. Withdrawals must be received by Computershare no later than one hour before the Election Return Time (that is, by 1.00 p.m. on 20 February 2014). Any re-elections that are received by Computershare after the end of the Election Period will be deemed invalid. Any Shareholder who withdraws his election in accordance with this paragraph 4 before the end of the Election Period and does not validly re-elect in respect of their Ordinary Shares will be deemed to have elected for the Income Option to the extent such Shareholder has not otherwise made a valid election.

The Directors shall determine all questions as to the form and validity (including time and place of receipt) of any notice of withdrawal, in their absolute discretion, which determination shall be final and binding. The Directors also reserve the absolute right to waive any defect or irregularity in relation to, or in relation to the receipt of, any withdrawal by any Shareholder, and such determination will be binding on such Shareholder. None of Vodafone, any other member of the Vodafone Group, Goldman Sachs, UBS, Computershare or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification or for any reason with regard to withdrawals and re-elections.

5.	Suspension of Vodafone Dividend Reinvestment Plan

Vodafone has asked Computershare, in its capacity as administrator of the Vodafone Dividend Reinvestment Plan, to suspend the Vodafone Dividend Reinvestment Plan for the purposes of the Return of Value. This means that even if Shareholders have previously elected to reinvest their cash dividends paid by Vodafone, their Cash Entitlement under the Return of Value will not be reinvested but will be paid to Shareholders as cash.

Shareholders are reminded that if they have previously lodged a dividend reinvestment instruction and/or, for Certificated Shareholders, they do not have a bank mandate for receipt of Vodafone dividends in place on their account, or, for Uncertificated Shareholders, they do not have a valid dollar cash memorandum account enabled in CREST, they will receive their Cash Entitlement by cheque.

The Vodafone Dividend Reinvestment Plan will resume once the Return of Value has been completed and will apply as usual to all future cash dividends paid by Vodafone to Certificated Shareholders who have elected to join the Vodafone Dividend Reinvestment Plan. However, Uncertificated Shareholders will need to submit new elections through CREST on the ISIN for the New Ordinary Shares in order to participate in the Vodafone Dividend Reinvestment Plan in respect of future Vodafone Cash dividends.

6.	Bank Mandate Details

Vodafone will pay the cash proceeds arising under the Return of Value to Certificated Shareholders by direct credit, except that (i) Certificated Shareholders who have not previously provided bank or building society details for the payment of their dividends will be sent a cheque for their cash proceeds unless they notify updated details to Computershare and (ii) CREST holders will receive all payments through the CREST system in dollars.

Registered holders of ADSs who currently hold their ADSs in certificated form will receive their cash proceeds by cheque from the Depositary.

7.	General

        The Directors shall have absolute discretion to determine all questions as to the form and validity (including time and place of receipt) of any Form of Election or Electronic Election which determination shall be final and binding. The Directors also reserve the absolute right to waive any defect or irregularity in relation to, or in relation to the receipt of, any Form of Election completed by or on behalf of any Shareholder, and such determination shall be binding on such Shareholder(s). The Directors shall not be liable to Shareholders for any loss arising from the determination of questions as to the form and validity (including time and place of receipt) of any Form of Election or Electronic Election, unless attributable to their own wilful default, fraud or negligence and the Directors shall not be under any duty to give notification of any defect or irregularity in any Form of Election or incur any liability for failure to give any such notice.

Once the Election Period has ended, any election made is irrevocable. If the Election Period is extended, the period for exercising withdrawal rights will also be extended (these rights are described more fully in paragraph 4 above). No authority conferred by or agreed by the signing of a Form of Election will be affected by, and all such authority will survive, the death or incapacity of the Shareholder executing such form or giving such instruction. All obligations of such Shareholder will be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

If a Shareholder delivers more than one Form of Election and there is an inconsistency between such Forms of Election, the last Form of Election which is delivered by the Election Return Time shall prevail over any earlier Form of Election. The delivery time for a Form of Election shall be determined on the basis of which Form of Election is last sent or, if the Company is unable to determine which is last sent, is last received. Forms of Election which are sent in the same envelope shall be treated as having been sent and received at the same time, and, in that case, none of them shall be treated as valid (unless the Company otherwise determines in its absolute discretion).

8.	Currency Facility

Certificated Shareholders will receive their Cash Entitlement and any cash proceeds arising under the Return of Value (including, where applicable, any proceeds from a sale of a Shareholder’s Verizon Consideration Share Entitlement or of a fractional entitlement to a Verizon Consideration Share) in their Default Currency unless they elect to receive them in dollars or (where this is not already their Default Currency) in sterling or euro. To elect to receive the cash proceeds under the Return of Value in a currency other than their Default Currency, Certificated Shareholders should mark an “X” in Section 1 next to the desired currency and contact Computershare to supply updated bank mandate details specific to the currency elected, in the usual way. Shareholders who do not supply updated bank mandate details in these circumstances, and Shareholders who have not previously provided a bank mandate, will receive their cash proceeds in their chosen currency by cheque. All cash proceeds payable to a Certificated Shareholder will be paid in the currency elected in this way by such Shareholder or, where no election is made, in the Default Currency. No assurance can be given as to the exchange rate at which a Shareholder’s cash proceeds are exchanged from dollars into their Default Currency or, if relevant, other elected currency.

Uncertificated Shareholders (that is, those holding through CREST) and ADS holders will receive their Cash Entitlement and any other cash proceeds under the Return of Value in dollars.

9.	Electing for the Dealing Facility

Verizon has agreed to make the Dealing Facility available to individuals resident in, or with a registered address in, the EEA (other than in Croatia) who are Certificated Shareholders holding fewer than 50,000 Ordinary Shares at the Distribution Record Time.

Individuals resident in, or with a registered address in, the EEA (other than in Croatia) who are Uncertificated Shareholders (that is, those holding through CREST) and expect to hold fewer than 50,000 Ordinary Shares at the Distribution Record Time who wish to make use of the Dealing Facility, would need to convert, at their own cost, their holdings of Ordinary Shares into certificated form prior to the Distribution Record Time.

Certificated Shareholders who may be eligible for the Dealing Facility should complete the Dealing Facility Form enclosed with this Circular (where applicable) in accordance with the instructions provided. The terms and conditions on which the Dealing Facility will be provided are included with this Circular.

The Dealing Facility will be available for six weeks after the VZW Completion Date. Eligible Shareholders who do not return the Dealing Facility Form before the Election Return Time may sell their Verizon CDIs through the Dealing Facility during that six-week period by completing the Dealing Facility Form enclosed with this Circular (where applicable) or by requesting a Dealing Facility Form from Computershare by calling the Shareholder Helpline.

The sale price for the Verizon CDIs sold through the Dealing Facility will not be subject to any minimum or maximum price but will depend on the market price at the time of the sale and, therefore, the Verizon CDIs may be sold at prices that are substantially lower or higher than the current trading price of Verizon Shares.

Payments under the Dealing Facility will be made by cheque in the same currency as payments of Cash Entitlements.

The Dealing Facility is not available to US Shareholders, holders of ADSs, Shareholders outside the EEA or Shareholders resident in, or with a registered address in Croatia.

10.	Share Consolidation

A summary of the terms of the Share Consolidation is set out in paragraph 2.7 of Part III of this document.

10.1	Ordinary Shareholders

Uncertificated Shareholders

If you are an Uncertificated Shareholder, there is no need to take any action with respect to the Share Consolidation. Your Ordinary Shares will (subject to amendment of the Official List) be consolidated into New Ordinary Shares as set out in paragraph 2.7 of Part III of this document.

Certificated Shareholders

No share certificates in respect of New Ordinary Shares will be sent to Certificated Shareholders (other than Vodafone Share Account Restricted Shareholders) unless such Shareholders elect otherwise as described below. Instead, New Ordinary Shares to which such Shareholders are entitled will be registered in the Vodafone Share Account in the name of Computershare Company Nominees Limited. Computershare will administer the Vodafone Share Account on behalf of such Certificated Shareholders, who will remain the beneficial owners of the relevant number of New Ordinary Shares to which they are entitled pursuant to the Share Consolidation and will be able to direct Computershare to hold, trade or otherwise deal with their New Ordinary Shares in accordance with their instructions.

The Directors believe that the Vodafone Share Account programme will benefit Shareholders, as described in paragraph 6.3 of Part I of this Circular. The terms and conditions of the Vodafone Share Account are included with this Circular.

Vodafone Share Account Restricted Shareholders will receive certificates for the New Ordinary Shares to which they become entitled pursuant to the Share Consolidation, expected to be despatched on or around 4 March 2014.

If you are a Certificated Shareholder (other than a Vodafone Share Account Restricted Shareholder) and you would prefer to continue holding your shares in Vodafone through a share certificate, you should place a cross in the box in Section 3 of the Form of Election.

10.2	ADS Holders

When the Share Consolidation occurs, the ratio of New Ordinary Shares to each New ADS will be the same as the ratio of Ordinary Shares to each ADS before the Share Consolidation and each New ADS will represent ten New Ordinary Shares. As a result, the ADSs will be consolidated at the same time and in the same ratio as the Ordinary Shares, and each ADS holder will hold a smaller number of ADSs than before.

If you are a registered holder of ADSs in certificated form, as soon as practicable after the Scheme Effective Date you must return a completed ADS Consolidation Letter of Transmittal to the Depositary accompanied by the ADRs held by you in order to be credited with New ADSs and cash in lieu of any fraction of a New ADS. Once a completed ADS Consolidation Letter of Transmittal has been returned with your ADRs, you will automatically become a participant in the Direct Registration System maintained by the Depositary. You will not receive an ADR evidencing New ADSs, but will be sent a transaction advice reflecting your holding of uncertificated New ADSs and further information about the Direct Registration System by the Depositary.

Please note that failure to return a completed ADS Consolidation Letter of Transmittal and your ADRs will prevent the Depositary from sending you a transaction advice indicating your ownership of New ADSs and the cash proceeds in respect of the sale of your fractional entitlements and you will not be able to trade your ADSs. In time, your entitlements will escheat according to the applicable abandoned property laws in your jurisdiction.

If you already hold your ADSs in the Direct Registration System or the Global BuyDIRECT Plan or in book-entry form through an Agent Institution, no further action needs to be taken by you. Your ADSs will automatically be exchanged for New ADSs and an appropriate notice will be provided to you or your Agent Institution.

PART III – EXPLANATORY STATEMENT

(IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006)

Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB	UBS Limited 1 Finsbury Avenue London EC2M 2PP

10 December 2013

1.	Introduction

On 2 September 2013, Vodafone announced that it had reached an agreement to dispose of the US Group whose principal asset is its 45 per cent. interest in Verizon Wireless to Verizon, Vodafone’s joint venture partner, pursuant to the VZW Transaction. Vodafone and Verizon also announced that they had agreed that Vodafone will acquire the Vodafone Italy Shares, thereby securing full ownership of Vodafone Italy, pursuant to the Vodafone Italy Transaction. In addition, Vodafone announced its intention to return 71 per cent. of the net proceeds of the Transactions to Shareholders, through the Return of Value, and thereafter to carry out the Share Consolidation.

It is intended that the VZW Transaction, the Return of Value and the Share Consolidation be effected by means of the Scheme. It is expected that the Vodafone Italy Transaction will be implemented simultaneously. We have been authorised by the Directors to write to you to explain the proposals relating to the Scheme, and to provide you with other relevant information.

Implementation of the Scheme is subject to various conditions, including the sanction of the Court (and the Court’s confirmation of the Capital Reductions) and the approval of Shareholders at the Court Meeting and the General Meeting. The full text of the Scheme is set out in Part XVI of this Circular. The full text of the resolution to be proposed at the Court Meeting is set out in Part XIV and the full text of the Resolutions to be proposed at the General Meeting is set out in Part XV of this Circular.

Your attention is drawn to Part I of this Circular, which contains, among other things, the background to and the reasons for the Proposals and a summary of the principal terms of the Transactions, the Return of Value and the Scheme of Arrangement. The Chairman’s letter states that the Directors have received financial advice from Goldman Sachs and UBS in respect of the Transactions, and that, having been so advised by Goldman Sachs and UBS (as sponsors), they consider the Transactions to be fair and reasonable so far as Shareholders are concerned. In providing financial advice to the Directors, Goldman Sachs and UBS have each taken into account the commercial assessment of the Directors. The Chairman’s letter also states that the Directors consider the terms of the Proposals to be in the best interests of Vodafone and Shareholders as a whole and unanimously recommend that Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting.

Your attention is also drawn to the information in the other Parts of this Circular, which also forms part of this Explanatory Statement. Shareholders and holders of ADSs should read the whole of this Circular before deciding whether or not to vote in favour of the Scheme.

A description of the action to be taken by Shareholders (including holders of ADSs) in relation to the Court Meeting and the General Meeting is set out in Part II of this Circular.

2.	Summary of the Scheme of Arrangement

It is intended that the Scheme of Arrangement will give effect to the VZW Transaction, the Return of Value and the Share Consolidation. The principal steps involved are as follows.

2.1	Allotment and issue of B Shares and C Shares

To implement the Return of Value, it is proposed that Vodafone capitalise part of its share premium account, by paying up in full, and allotting and issuing to Shareholders electing for the Capital Option (other than certain Restricted Scheme Shareholders who are not entitled to elect for the Capital Option), B Shares. The B Shares will be unlisted, non-transferable (other than with Board approval) and non-voting.

Vodafone will also capitalise part of its share premium account (as reduced by the allotment and issue of the B Shares) by paying up in full, and allotting and issuing to Shareholders electing to receive the Income Option (or who are deemed to have elected to receive the Income Option, including Restricted Scheme Shareholders), C Shares with a nominal value of $0.00001 each. The C Shares will also be unlisted, non-transferable (other than with Board approval) and non-voting.

The B Shares and C Shares will be issued to Shareholders on the basis of one B Share or one C Share for each Ordinary Share held at the Distribution Record Time, which is expected to be 6.00 p.m. on 20 February 2014. No B Shares or C Shares will be allotted or issued to the Company in respect of Ordinary Shares held in Treasury.

The exact number of B Shares and C Shares to be issued will depend upon (in addition to the factors described below) the elections made or deemed to have been made by each Shareholder for the Income Option or the Capital Option, as described in paragraph 2.5 below, but in total will be equal to the number of Ordinary Shares in issue (but not held in treasury) at the Distribution Record Time. As at 6 December 2013 (the latest practicable date prior to the publication of this Circular), there were 52,821,686,866 Ordinary Shares (excluding treasury shares) in issue, and 4,357,552,843 treasury shares constituting 8.25 per cent. of the Ordinary Shares in issue.

The maximum number of B Shares available to be issued has to be limited to achieve the intended taxation treatment for certain Shareholders as described in Part X of this Circular. In order for the proceeds under the Return of Value to be taxed as described in Part X, the B Shares must be paid up in full out of amounts standing to the credit of Vodafone’s share premium account that represent new consideration for tax purposes and have not previously been taken into account in payments to Shareholders, being a maximum amount of £34,297 million (less any amount of such share premium which is capitalised to allot and issue C Shares, which must also be paid out of such amounts). The maximum number of B Shares available to be issued will also depend on the $/£ exchange rate at the time of issue (because the B Shares will be denominated in dollars but Vodafone’s share premium account is denominated in sterling) and on the market price of Verizon Shares at or about that time (because the nominal value of the B Shares is intended to be not less than the market value of the cash and Verizon Consideration Shares to be received by the holder on cancellation). However, based on the $/£ exchange rate of 1.6321 quoted by WM/Reuters and a closing price of Verizon Shares on the NYSE of $48.92, in each case on the Trading Day prior to 6 December 2013 (the latest practicable date prior to publication of this Circular) and an Average Trading Price of $50.14 over the 20 Trading Days ending on the third Business Day prior to 6 December 2013, and on the basis of one B Share or C Share for every Ordinary Share in issue at 6 December 2013, Vodafone would be able to allot and issue (credited as fully paid) a maximum of 30,677,130,134 B Shares (on the basis that the aggregate nominal value of B Shares and C Shares can be no greater than £34,297 million).

If valid elections are made for a greater number of B Shares than are able to be issued on this basis, the scaling-back arrangements described in paragraph 2.5 below would apply, but in all events it is intended that Shareholders would receive the same Cash Entitlement and Verizon Consideration Share Entitlement in respect of each B Share and C Share they hold.

The rights and restrictions to be attached to the B Shares and the C Shares are summarised in Part VI of this Circular and set out in the New Articles of Association. No application has been, or will be, made for the B Shares or the C Shares to be admitted to listing on the Official List or admitted to trading on the LSE’s main market for listed securities, nor will the B Shares or the C Shares be listed or admitted to trading on NASDAQ or on any other recognised investment exchange. No share certificates will be issued to Shareholders in respect of the B Shares or the C Shares and no CREST accounts will be credited with such shares.

Vodafone will announce the exact number of B Shares and C Shares issued under the Return of Value, and the exact nominal value of the B Shares, on the Scheme Effective Date.

The attention of Overseas Shareholders generally is drawn to paragraph 10 below.

2.2	Reduction of share premium account and cancellation of capital redemption reserve

Following the issue of B Shares and C Shares, and subject to the Court’s confirmation of the Capital Reductions at the Second Court Hearing, Vodafone will:

(A)	cancel its existing capital redemption reserve, which stood at approximately £10,462,083,000 at 30 November 2013; and

(B)	further reduce its share premium account (for the avoidance of doubt, as reduced by the allotment and issue of the B Shares and the C Shares) to £16,107,000,000, and in the event that the allotment and issue of B Shares and C Shares has reduced the share premium account to an amount equal to or less than £16,107,000,000, there shall be no further reduction of the share premium account).

As a result of the above, and unless the Court otherwise orders, Vodafone’s distributable reserves will be increased by an amount equal to the amount of its capital redemption reserve plus the amount by which the share premium account is thus reduced.

2.3	Transfer of VAF1 Shares

Pursuant to the Scheme, and subject to the terms and conditions of the VZW SPA, V4L will transfer all of the issued and outstanding capital stock of VAF1 (the holding company of the US Group) to Verizon and Verizon will:

(A)	pay the Cash Consideration to V4L in accordance with the VZW SPA;

(B)	issue the Verizon Loan Notes, the Verizon Term Note and the Verizon Settlement Note (and, if the Vodafone Italy Transaction does not complete simultaneously, the Omnitel Note) to V4L, in each case in accordance with the terms of the VZW SPA; and

(C)	issue the Verizon Consideration Shares to (or for the benefit of) Shareholders in respect of and in proportion to their respective holdings of B Shares and C Shares in part satisfaction of their entitlements under the Return of Value, as described in paragraph 2.4 below.

Settlement of the Verizon Consideration Shares will occur as described in paragraph 9 below.

If the Vodafone Italy Transaction completes at the same time as the VZW Transaction on the Scheme Effective Date, VEBV will also acquire the Vodafone Italy Shares from VBIHBV on that date for an amount in cash equal to the Omnitel Consideration Amount. A summary of the principal terms of the VZW Transaction and the Vodafone Italy Transaction is set out in Part V of this document.

2.4	The Return of Value

The aggregate amount to be returned to Shareholders under the Return of Value will depend on the value of the Verizon Consideration Shares on the Scheme Effective Date. By way of example, based on an Average Trading Price of Verizon Shares of $50.14 during the 20 Trading Days ending on the third Business Day prior to 6 December 2013 (the latest practicable date prior to the publication of this Circular) and on a closing price of Verizon Shares on 6 December 2013 of $49.48, had the Scheme Effective Date been 6 December 2013, the aggregate amount to be returned under the Return of Value would have been approximately $59.347 billion in Verizon Shares and $23.886 billion in cash (approximately £36.292 billion in Verizon Shares and £14.607 billion in cash based on a $/£ exchange rate of £1:$1.6353, being the exchange rate quoted by WM/Reuters on 6 December 2013). This example assumes no Verizon Cash Election and no Dividend Adjustment.

The Return of Value offers each Shareholder (except Restricted Scheme Shareholders) a choice as to how they receive their proceeds under the Return of Value, subject to making appropriate elections. This is intended to give Shareholders (other than Restricted Scheme Shareholders) the flexibility, which may be relevant under their prevailing tax regime (such as the UK and Republic of Ireland), to receive their proceeds as income (that is, as a special dividend on their C Shares) or capital (that is, as a repayment of capital on their B Shares) as described in paragraph 2.5 below. Each B Share and C Share is intended to return the same amount of value to Shareholders.

The Return of Value also requires the Court to sanction the Scheme and confirm the Capital Reductions. If the Court did not sanction the Scheme or confirm the Capital Reductions, then the Verizon Consideration Shares would still be distributed to Vodafone Shareholders as soon as practicable after completion of the VZW Transaction and in satisfaction of a special dividend on the Ordinary Shares held by them at such record time as the Directors may determine, but Vodafone would be unable to pay the Cash Entitlement in the Return of Value. In these circumstances, Vodafone would seek to distribute the cash to Shareholders by other lawful means in due course.

2.5	Capital Option and Income Option

Shareholders other than US Shareholders, ADS holders and other Restricted Scheme Shareholders may choose between two alternatives: the Income Option or the Capital Option, or a combination of the two, in respect of the Return of Value. Details of how to make an election are set out in Part II of this Circular.

Shareholders who do not make a valid election, US Shareholders, the Depositary on behalf of ADS holders and Restricted Scheme Shareholders will receive C Shares (the Income Option).

Income Option

Shareholders electing (or deemed to elect) for the Income Option will receive one C Share for each Ordinary Share they hold at the Distribution Record Time in respect of which they have elected (or are deemed to have elected) for the Income Option. The Special Dividend will become payable on each C Share on the Scheme Effective Date, and will be satisfied by Vodafone paying the Cash Entitlement, and Verizon issuing and delivering (or procuring the issue and delivery of) the Verizon Consideration Share Entitlement, to the relevant holders.

The C Shares will thereafter be converted into Deferred Shares which will be transferred to LDC (Shares) Limited in accordance with the New Articles of Association and will subsequently be acquired by the Company for $0.01, in aggregate, pursuant to the Option Agreement, after one year.

Capital Option

Shareholders electing for the Capital Option will receive one B Share for each Ordinary Share they hold at the Distribution Record Time in respect of which they have elected for the Capital Option. Each B Share so allotted and issued will then be cancelled on the Scheme Effective Date, in consideration of which Vodafone will pay the Cash Entitlement and Verizon will issue and deliver (or procure the issue and delivery of) the Verizon Consideration Share Entitlement to the relevant holders in satisfaction of a repayment of the capital paid up on the B Shares.

It is intended that the nominal value of a B Share will be not less than the market value of the cash and Verizon Consideration Shares to be received by the holder on its cancellation. Accordingly, because of fluctuations in the $/£ exchange rate and trading price of Verizon Shares, the nominal value of the B Shares will need to be finally determined as near as possible to the Scheme Effective Date. It is expected that each B Share will have a nominal value in dollars equal to the sum of (A) the Cash Entitlement; (B) the value of the Verizon Consideration Share Entitlement (which shall be determined by multiplying the relevant number of Verizon Consideration Shares (or fraction thereof) comprising the Verizon Consideration Share Entitlement by the closing price of Verizon Shares on the NYSE on the Trading Day preceding the date of the First Court Hearing (as quoted by Bloomberg); and (C) ten per cent. of the amount in (B) above. By way of example, based on the $/£ exchange rate of 1.6321 quoted by WM/Reuters and a closing price of Verizon Shares on the NYSE of $48.92, both on the Trading Day prior to 6 December 2013 (the latest practicable date prior to the publication of this Circular), and an Average Trading Price of $50.14 over the 20 Trading Days ending on the third Business Day prior to 6 December 2013, had the Scheme Effective Date been 6 December 2013, the B Shares would have had a nominal value of approximately $1.82.

The number of B Shares which will be issued is subject to a maximum limit as described in paragraph 2.1 above. Consequently, if there are insufficient B Shares available to satisfy valid elections for the Capital Option, the Company will issue C Shares proportionately among such elections (or as near thereto as the Company in its discretion considers practicable). The proportions in which B Shares and C Shares are issued to satisfy elections for the Capital Option will not affect the total amount to be returned to each Shareholder who has validly elected for the Capital Option.

Part II of this document contains instructions on making an election between the Income Option and the Capital Option.

The Cash Entitlement and the Verizon Consideration Share Entitlement in respect of the Special Dividend on each C Share is intended to be the same as the Cash Entitlement and the Verizon Consideration Share Entitlement in respect of the repayment of capital on cancellation of each B Share. Verizon Share Restricted Shareholders, however, will be ineligible to receive and retain the Verizon Consideration Shares to which they are entitled, and such Verizon Consideration Shares will instead be sold on their behalf and the proceeds remitted to them (net of dealing costs and any applicable taxes) as described in more detail in paragraph 10 of this Part III.

2.6	Impact of Verizon Cash Election and changes in the Verizon Consideration Share price and dollar/sterling exchange rate on the Return of Value

Pursuant to the Verizon Cash Election, Verizon may elect (up to 10 Business Days prior to the expected Scheme Effective Date) to increase the Base Cash Consideration by up to $5 billion and reduce the Base Verizon Share Amount accordingly, if it fails to obtain the requisite approval of Verizon Shareholders to increase the number of Verizon Shares authorised by its certificate of incorporation at the Verizon Special Meeting. If Verizon chooses to exercise the Verizon Cash Election, the Shareholders’ Cash Entitlement will be increased proportionately and the Shareholders’ Verizon Consideration Share Entitlement will be reduced accordingly, by reference to the full amount of the Verizon Cash Election.

The market price of the Verizon Shares will affect the Return of Value in two ways. First, under the VZW SPA, the number of Verizon Consideration Shares will be adjusted pursuant to the operation of the Collar (as described more fully in Part V of this Circular). For example, fluctuations in the Average Trading Price of the Verizon Shares within the range of $47.00 to $51.00 during the 20-Trading Day Reference Period will result in an adjustment to the number of Verizon Consideration Shares so that their aggregate value (at that Average Trading Price) is always equal to $60.15 billion (less any reduction as a result of the Verizon Cash Election), but if the Average Trading Price were to rise (or fall) outside this range, there would be no adjustment to the number of Verizon Consideration Shares beyond the relevant end-point and the notional gain (or loss) would, accordingly, be for the account of Shareholders. Secondly, although the number of Verizon Consideration Shares will be fixed three Business Days before the Scheme Effective Date, their actual value on the Scheme Effective Date will depend on their market price at that time.

Assuming Verizon does not exercise the Verizon Cash Election, and on the basis of the Average Trading Price of Verizon Shares during the 20 Trading Days ending on the third Business Day prior to 6 December 2013 (the latest practicable date prior to the publication of this Circular) of $50.14 and the closing price of Verizon Shares on 6 December 2013 of $49.48, had the Scheme Effective Date occurred on 6 December 2013, each Shareholder would have received, in respect of each B Share or C Share held by him, approximately $1.71 in aggregate pursuant to the Return of Value (approximately £1.05 based on the £/$ exchange rate of 1.6353 quoted by WM/Reuters at close of business on 6 December 2013), being $0.49 in cash and $1.22 in Verizon Consideration Shares (subject to the provisions relating to fractional entitlements and Verizon Share Restricted Shareholders set out below). This example assumes no Dividend Adjustment.

Assuming Verizon exercises the Verizon Cash Election in full, and on the basis of the same assumed market price for Verizon Consideration Shares and closing price for Verizon Shares as set out above, had the Scheme Effective Date occurred on 6 December 2013, each Shareholder would have received, in respect of each B Share or C Share held by him, $1.72 in aggregate pursuant to the Return of Value (approximately £1.05 based on the £/$ exchange rate of 1.6353 quoted by WM/Reuters at close of business on 6 December 2013), being $0.60 in cash and $1.12 in Verizon Consideration Shares (subject to the provisions relating to fractional entitlements and Verizon Share Restricted Shareholders set out below). This example assumes no Dividend Adjustment.

2.7	Share Consolidation

Under the proposed Share Consolidation, the Ordinary Shares will be consolidated to ensure, to the extent reasonably practicable, that, subject to market fluctuations, the market price of one New Ordinary Share immediately after the Scheme Effective Date should be approximately equal to the market price of one Ordinary Share immediately beforehand. The ratio for the Share Consolidation will be determined shortly prior to the Scheme Effective Date, as set out below.

At the same time as the Share Consolidation, the Depositary will also consolidate the ADSs into New ADSs on the same basis as the Ordinary Shares.

Following the Share Consolidation and consolidation of ADSs, Shareholders and ADS holders will own the same proportion of the Company as they did immediately prior to the Share Consolidation and consolidation of ADSs taking effect, subject to the sale of fractional entitlements on their behalf.

Consolidation ratio

The consolidation ratio cannot be set at this time as there may be material fluctuations in the £/$ exchange rate and in the value of the Ordinary Shares or Verizon Shares between the date of this Circular and the Scheme Effective Date, which may affect the exact amount of the Return of Value as a proportion of the Company’s market capitalisation. As provided in Resolution 2 to be passed at the General Meeting, the Share Consolidation ratio will be set by the Directors on the third Business Day prior to the First Court Hearing, when the expected quantum of the Return of Value should be clearer, and will be announced through a Regulatory Information Service. The number of New Ordinary Shares to be issued in exchange for each Ordinary Share will be equal to the number obtained by dividing (i) the difference between (a) the closing price of an Ordinary Share on the LSE on the third Business Day prior to the First Court Hearing and (b) the aggregate sterling-equivalent amount of the Cash Entitlement and Verizon Share Entitlement (based on the closing price of Verizon Shares on the NYSE on the same day as quoted by Bloomberg) for each B Share or C Share expected to be issued under the Scheme, by (ii) the closing price of an Ordinary Share on the LSE at such time (as reported by Bloomberg), subject to such amendments as the Directors may determine to deal with fractions, rounding or other practical problems or matters which may result from such division and/or to achieve a ratio which in their judgment is the most appropriate to seek to maintain comparability of the Company’s share price before and after the Return of Value.

By way of example, based on the closing price of Verizon Shares of $49.57, a £:$ exchange of 1.6414 and the closing price of an Ordinary Share of 225.83p, in each case on the third Business Day prior to the 6 December 2013 (the latest practicable date prior to publication of this Circular), the consolidation ratio would be 10 New Ordinary Share for every 19 existing Ordinary Shares.

In order to ensure that a whole number of New Ordinary Shares is created, it is proposed that the Company may issue Ordinary Shares to one of the Company’s employee benefit trusts, or repurchase Ordinary Shares under its existing authority granted at the 2013 annual general meeting, in advance of the Distribution Record Time. The number of Ordinary Shares to be issued or repurchased would be such as will result in the total number of Ordinary Shares (including any held in treasury) being exactly divisible in accordance with the consolidation ratio.

Application will be made to the UKLA for the Official List to be amended to reflect the New Ordinary Shares resulting from the Share Consolidation and trading in the New Ordinary Shares is expected to commence at 8.00 a.m. on the Business Day after the Scheme Effective Date under ISIN GB00BH4HKS39. General market transactions will continue to be settled within the CREST system.

Trading in the ADSs is expected to close at the close of business on the Scheme Effective Date and New ADSs are expected to commence trading on NASDAQ at the open of business on the Trading Day after the Scheme Effective Date.

Vodafone Share Account

The Company is proposing to provide a facility whereby Certificated Shareholders (other than Vodafone Share Account Restricted Shareholders) will not, unless they elect otherwise, receive new share certificates in respect of their New Ordinary Shares but their New Ordinary Shares will instead be registered in the Vodafone Share Account in the name of Computershare Company Nominees Limited. The Vodafone Share Account will be administered by Computershare on behalf of such Certificated Shareholders. Certificated Shareholders (other than Vodafone Share Account Restricted Shareholders) will receive a Statement of Ownership showing the number of New Ordinary Shares which they own and will be able to direct Computershare to hold, trade or otherwise deal with their New Ordinary Shares in accordance with their instructions.

The Directors believe that the Vodafone Share Account will be beneficial to eligible Certificated Shareholders, making it easier for them to buy and sell New Ordinary Shares at a low cost and settle trades in such shares in a shorter timeframe than it would take to execute a trade of those shares held in certificated form. It will also remove the need for such Certificated Shareholders to hold a share certificate which needs to be kept safely and securely. Certificated Shareholders who hold their shares through the Vodafone Share Account will have the same rights as they do now, subject to any applicable legal restrictions, and the New Ordinary Shares will carry the same rights (including as regards dividends and voting at general meetings of the Company) whether they are held in certificated form or through the Vodafone Share Account.

Certificated Shareholders who wish to continue to hold their shares in Vodafone by way of a certificate can do so by opting out of the Vodafone Share Account programme on the Form of Election. Such Shareholders, and Vodafone Share Account Restricted Shareholders, will receive new certificates in respect of their New Ordinary Shares, expected to be despatched by 4 March 2014.

2.8	Treatment of fractions

Fractional entitlements to Verizon Consideration Shares pursuant to the Return of Value

No fractions of Verizon Consideration Shares will be received by any Shareholder and the Verizon Consideration Shares to which a Shareholder may become entitled under the Scheme will be rounded down to the nearest whole Verizon Consideration Share.

Instead, all fractions of Verizon Consideration Shares to which Shareholders are entitled will be aggregated, rounded down to the nearest whole Verizon Consideration Share and issued to the person appointed as nominee and agent for and on behalf of the relevant Shareholders and sold as soon as practicable by instructing a broker to sell them in the open market at the then-prevailing prices. The net proceeds of sale (after deduction of all expenses and commissions incurred) are expected to be paid to the relevant Shareholders by 10 March 2013.

Fractional entitlements to New Ordinary Shares or New ADSs following the Share Consolidation

Shareholders may have a fractional entitlement to a New Ordinary Share following the Share Consolidation. So, for example, if the consolidation ratio was 1.9, a Shareholder holding 267 Ordinary Shares would, after the Share Consolidation, be entitled to 140 New Ordinary Shares and a fractional entitlement of 0.53 of a New Ordinary Share. By contrast, a Shareholder holding 190 Ordinary Shares would, after the Share Consolidation, be entitled to 100 New Ordinary Shares and no fractional entitlement.

Fractional entitlements to New Ordinary Shares will be aggregated and sold as soon as practicable by instructing a broker to sell them in the open market at the then-prevailing prices. The net proceeds of sale (after deduction of all expenses and commissions incurred) will be distributed to the Shareholders entitled to them, save that, where the proceeds from the sale of any such fractional entitlement are less than £3.00, Shareholders will have no entitlement or right to the proceeds of sale but instead any such proceeds will be donated to the charity ShareGift (registered number 1052686). If the Vodafone share price does not exceed £3.00, no payments to Shareholders in respect of fractional entitlements to New Ordinary Shares will be made.

If a fractional entitlement to a New ADS arises as a result of the consolidation of ADSs, the Depositary will aggregate those fractional entitlements and sell them in the market to raise cash proceeds. The net proceeds of sale (after deduction of all expenses and commission incurred) will be distributed to the ADS holders entitled to them. If you hold ADSs in certificated form, it is expected that the Depositary will send you a cheque for your proportionate share of the sale proceeds, without interest, when you return your ADRs to the Depositary with the ADS Consolidation Letter of Transmittal. If you hold your ADSs in the Direct Registration System, it is expected that the Depositary will send you a cheque for your proportionate share of the sale proceeds as soon as practicable. If you hold your ADSs in the Global BuyDIRECT Plan, you will not receive any sale proceeds but will receive a credit of fractional New ADSs to your account. If you hold your ADSs in book-entry form, it is expected that you will receive a book-entry credit through your Agent Institution for your proportion of the sale proceeds as soon as practicable.

Settlement of proceeds from sale of fractions

Cash proceeds arising from the sale of any fractional entitlements are expected to be paid to Shareholders and ADS holders by 10 March 2014. Shareholders will receive their proceeds in the same currency as their Cash Entitlement.

2.9	Dealings in New Ordinary Shares, New ADSs and sending of documents

The Return of Value will be made by reference to holdings of Ordinary Shares on the Company’s register of members as at the Distribution Record Time.

However, Shareholders who are on the Register at the Distribution Record Time but sell their Ordinary Shares before the Ex-Date will not receive the Cash Entitlement or Verizon Consideration Share Entitlement which they would otherwise have received.

ADS holders at the ADS Distribution Record Time who sell their ADSs before the Ex-Date will not receive the Cash Entitlement or Verizon Consideration Share Entitlement which they would otherwise have received. ADS holders who do not sell their ADSs as described above will retain their entitlements and may begin trading their Verizon Consideration Share Entitlements on 24 February 2014. It is expected that DTC will allocate the Verizon Consideration Shares to ADS holders on 27 February 2014 in time for settlement of those trades.

B Shares and/or C Shares which are transferred by operation of law or pursuant to the Articles shall remain subject to the relevant Shareholder’s election (or deemed election) made in respect of such B Shares and/or C Shares.

From the effective time of the Share Consolidation (expected to be 8.00 a.m. on 24 February 2014), share certificates in respect of Ordinary Shares will cease to be valid. Share certificates in respect of New Ordinary Shares will not be issued to Certificated Shareholders (other than Vodafone Share Account Restricted Shareholders) following the Share Consolidation, unless such Shareholders elect to receive them, but the New Ordinary Shares will be held on behalf of such Shareholders in the Vodafone Share Account and evidenced by a Statement of Ownership. It is therefore important that, if you hold certificate(s) in respect of your Ordinary Shares, you retain them for the time being until you are sent your Statement of Ownership, which is expected to be on or around 4 March 2014. On receipt of a Statement of Ownership in respect of New Ordinary Shares, certificates in respect of Ordinary Shares can be destroyed.

Uncertificated Shareholders will have their CREST accounts updated automatically on the Trading Day following the Scheme Effective Date, expected to be 24 February 2014, and need take no further action.

From the effective date of the consolidation of the ADSs (expected to be open of business (New York time) on 24 February 2014), existing ADRs will cease to be valid. Registered holders of ADSs in certificated form must return a completed ADS Consolidation Letter of Transmittal to the Depositary accompanied by the ADRs they hold in order to be credited with New ADSs and cash in lieu of any fraction of a New ADS. Once a completed ADS Consolidation Letter of Transmittal has been returned with the ADRs, ADS holders will automatically become a participant in the Direct Registration System maintained by the Depositary. No new ADRs evidencing New ADSs will be issued, but ADS holders will be sent a transaction advice reflecting their holding of uncertificated New ADSs and further information about the Direct Registration System by the Depositary. ADS holders who hold through the Direct Registration System or the Global BuyDIRECT Plan or in book-entry form through an Agent Institution need take no further action and their accounts will be updated automatically.

No share certificates will be issued to Shareholders by the Company in respect of the B Shares, the C Shares or the Deferred Shares and such shares will not be credited to CREST.

2.10	Settlement of Cash Entitlements and other cash proceeds

For Certificated Shareholders, it is expected that payments in respect of their Cash Entitlements will be made electronically to such Shareholders’ mandated accounts on 4 March 2014 (save where details of such accounts have not been provided to Vodafone in advance, in which case such Shareholders will be sent a cheque for their cash proceeds).

Uncertificated Shareholders are expected to have their CREST accounts credited with their Cash Entitlements on 4 March 2014.

Any cash proceeds due from the sale of fractional entitlements to Verizon Consideration Shares, or, in relation to Verizon Share Restricted Shareholders, from the sale of their Verizon Consideration Shares, will be made in the same manner by 10 March 2014.

As cash proceeds for fractional entitlements to New Ordinary Shares are subject to a minimum of £3.00, if Vodafone’s share price does not exceed that level on the date on which such fractional entitlements are sold then the Company will not make any payments in relation to fractional entitlements to New Ordinary Shares.

Payments to ADS holders in registered form are expected to be made by cheque on 4 March 2014. Payments in respect of ADSs held in DTC through an Agent Institution will be made by wire transfer to DTC on or about 4 March 2014 and will be allocated by DTC to Agent Institutions entitled to them. Agent Institutions will credit payments to customer accounts entitled to them. Payments to ADS holders in respect of fractional entitlements to Verizon Consideration Shares will be made in the same manner by 10 March 2014. All payments to ADS holders will be made net of the Depositary’s fee.

Certificated Shareholders’ existing dividend payment mandates in respect of a bank account, unless revoked or amended, will be deemed to be valid for any cash proceeds payable pursuant to the Return of Value and for future dividends from Vodafone in respect of the New Ordinary Shares. If a Certificated Shareholder does not revoke or amend his present dividend mandate, his cash proceeds, including his Cash Entitlement, will be paid in his Default Currency. Shareholders may revoke or amend their dividend mandates, including to elect to receive their cash proceeds in dollars, sterling or euro rather than their Default Currency, by contacting Computershare.

If a Certificated Shareholder has not provided a dividend mandate instruction to Vodafone before the date of this document, he will be sent a cheque for his cash proceeds payable pursuant to the Return of Value (but not for future dividends from Vodafone in respect of the New Ordinary Shares, for which dividend mandate instructions will continue to be necessary).

Uncertificated Shareholders’ existing bank account details will be retained for future dividends from Vodafone in respect of New Ordinary Shares. However, any dividend mandates submitted through CREST will not be deemed to be valid for future dividends from Vodafone in respect of the New Ordinary Shares and new dividend currency elections and any elections to participate in the Vodafone Dividend Reinvestment Plan will be required to be submitted through CREST on the ISIN for the New Ordinary Shares.

2.11	Settlement of Verizon Consideration Shares

Details of the settlement of Verizon Consideration Shares are set out in paragraph 9 of this Part III.

3.	Conditions to the Scheme

The implementation of the Scheme is conditional upon the following conditions having been satisfied or (where permitte) waived:

(A)	the approval of the Scheme at the Court Meeting by a majority in number of the Shareholders present and voting, either in person or by proxy, representing 75 per cent. or more in value of the Ordinary Shares held by those Shareholders;

(B)	Resolution 2 being passed by the requisite majority of Shareholders at the General Meeting as a special resolution;

(C)	all the conditions to the VZW Transaction (other than the conditions relating to the Scheme being sanctioned and the Capital Reductions being confirmed by the Court) being satisfied or waived prior to the First Court Hearing. Such conditions are described in more detail in paragraph 3 of Part V of this Circular;

(D)	the Scheme being sanctioned at the First Court Hearing and a copy of the Scheme Court Order being delivered to the Registrar of Companies; and

(E)	the Capital Reductions being confirmed by the Court at the Second Court Hearing and becoming effective.

The Capital Reductions will become effective on the delivery of the Reduction Court Order to (or, if the Court requires, registration of the Reduction Court Order with) the Registrar of Companies.

The Directors will not take the necessary steps to implement the Scheme unless the above conditions have been satisfied or (where permitted) waived and, at the relevant time, they consider that it continues to be in the best interests of Shareholders that the Scheme should be implemented.

4.	The General Meeting and Court Meeting

Before the Court’s approval can be sought to sanction the Scheme, the Scheme will require approval by Shareholders at the Court Meeting and the passing of Resolution 2 by Shareholders at the General Meeting.

Notices of the Court Meeting and the General Meeting are set out in Parts XIV and XV of this document respectively. All holders of Ordinary Shares whose names appear on the register of members at the Voting Record Time are entitled to attend and vote at the relevant meeting in respect of the number of Ordinary Shares registered in their name at that time.

The Court Meeting and the General Meeting will be held at Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU.

The Court Meeting

The Court Meeting, which has been convened for 11.00 a.m. on 28 January 2014, is being held at the direction of the Court to seek the approval of Shareholders for the Scheme. At the Court Meeting, voting will be by way of poll and each Shareholder present in person or by proxy will be entitled to one vote for each Ordinary Share held. In order for the resolution to be passed, it must be approved by a majority in number of those Shareholders, present and voting, either in person or by proxy, representing 75 per cent. or more by value of all Ordinary Shares held by such Shareholders.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of Shareholder opinion.

The General Meeting

The General Meeting has been convened for 11.15 a.m. on 28 January 2014, or as soon thereafter as the Court Meeting has concluded or been adjourned, to consider and, if thought fit, pass the Resolutions (as ordinary or special resolutions, as applicable, and as described in the notice convening the General Meeting set out in Part XV of this document) to:

(i)	approve the Transactions (as Class 1 and related party transactions) and their implementation in accordance with their terms;

(ii)	subject to the Scheme being approved at the Court Meeting, approve matters necessary to implement the Scheme, including the issue of the B Shares and C Shares and the terms of the Return of Value, the Capital Reductions and the Share Consolidation and to make certain changes to the New Articles of Association; and

(iii)	subject to the Scheme becoming fully effective and to the amendment of the Official List of the UKLA for the New Ordinary Shares pursuant to the Share Consolidation, provide the Directors with the power to make on-market repurchases of New Ordinary Shares, substantially on the same terms as the equivalent authority granted at the 2013 annual general meeting, but amended to reflect the effect of the Share Consolidation.

Entitlement to vote at the Shareholder Meetings

Each holder of Ordinary Shares who is entered in Vodafone’s register of members at the Voting Record Time will be entitled to attend and vote at the Court Meeting and the General Meeting. Verizon and any other member of the Verizon Group holding Shares will not be entitled to vote any of the Ordinary Shares held by it at the Court Meeting or on Resolution 1 at the General Meeting. If either Meeting is adjourned, only those Shareholders on the register of members at 6.00 p.m. on the day which is two days before the adjourned meeting will be entitled to attend and vote.

Each Shareholder is entitled to appoint a proxy or proxies to attend and to vote instead of him or her. Voting at the Court Meeting and General Meeting will be conducted by poll. A proxy need not be a Shareholder. A BLUE Form of Proxy for the Court Meeting and a YELLOW Form of Proxy for the General Meeting are enclosed with this document. To be valid, the Forms of Proxy must be duly completed and signed and must be received by the Registrar at the following address: Corporate Action 3, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6AR by 11.00 a.m. for the Court Meeting and 11.15 a.m. for the General Meeting on 26 January 2014 (or in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). However, in the case of the Court Meeting, the BLUE Form of Proxy can also be handed to representatives of the Registrar at the venue of the Court Meeting or the Chairman of the Court Meeting before the start of the Court Meeting.

Further details on completing and returning a Form of Proxy are set out on the Form of Proxy itself and in Part II of this Circular.

5.	Sanction of the Scheme by the Court

The Scheme requires the sanction of the Court at the First Court Hearing, and the Capital Reductions must be confirmed by the Court at the Second Court Hearing. The Court Hearings are expected to be held on 21 February 2014, assuming that the other conditions set out at paragraph 3 above have by that time been satisfied (or, where permitted, waived). Shareholders may, if they wish, attend the First Court Hearing to support or oppose the Scheme or the Capital Reductions. Verizon has agreed to undertake to the Court to execute and do and procure to be executed and done all such documents, acts and things as may be reasonably necessary or desirable to be executed or done by it to give effect to the Scheme.

If the Scheme becomes effective, it will be binding on all Shareholders whether or not they attend or vote in favour of the Scheme at the Court Meeting or in favour of the Resolutions at the General Meeting. If the Scheme is not implemented by the date which falls 20 Business Days following the date of the First Court Hearing (or, where the date on which the First Court Hearing is initially scheduled is postponed because the conditions set out at paragraph 3 above are not fulfilled, 20 Business Days following such postponed date), the Scheme will not be implemented. In such circumstances, provided that the remaining conditions to the VZW Transaction have been satisfied or waived, the VZW Transaction will still complete as described in paragraph 16 of Part III of this Circular.

6.	Modifications to the Scheme

The Scheme contains a provision for Vodafone, V4L and Verizon to consent on behalf of all persons concerned to any modification (including to reduce the total quantum of the Cash Entitlement) of, or addition to, the Scheme or to any condition approved or imposed by the Court. The Court would be unlikely to approve any modification of, or additions to, or impose a condition to, the Scheme which might be material to the interests of Shareholders unless Shareholders were informed of such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Shareholders should be held in these circumstances.

7.	Amendments to the Articles of Association

A number of consequential amendments to the Articles of Association are required to implement the Scheme, the Return of Value and the Share Consolidation and, accordingly, Shareholders are asked to approve the New Articles of Association at the General Meeting. The New Articles of Association include the rights of the B Shares, the C Shares and the Deferred Shares, which are summarised in Part VI of this Circular.

8.	Directors and the effect of the Scheme of Arrangement on their interests

Details of the interests of the Directors in the share capital of Vodafone are set out in paragraph 3 of Part XI of this document. Ordinary Shares held by the Directors will be subject to the Scheme.

Each Director who is a Shareholder intends to vote his Ordinary Shares in favour of the Scheme at the Court Meeting and the General Meeting.

In addition, each of the Executive Directors (together with Nick Read, Vodafone’s proposed new Chief Financial Officer) has committed to using the post-tax proceeds of the Return of Value due to him to acquire further shares in the Company.

Particulars of the termination provisions under the service contracts and letters of appointment of the Directors are set out in paragraph 4 of Part XI of this document.

Save as set out above, the effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of any other person.

9.	Settlement of Verizon Consideration Shares

9.1	Issue of Verizon Consideration Shares

On settlement, and subject to the position of Verizon Share Restricted Shareholders described at paragraph 9.4 below, Verizon will instruct its transfer agent, Computershare Trust Company, N.A., to credit the Verizon Consideration Shares as follows:

(i)	in the case of ADS holders, such Verizon Consideration Shares shall be credited to the Depositary, which will in turn transfer such Verizon Consideration Shares either: (a) in the case of ADS holders holding through an Agent Institution in DTC, to DTC for allocation by it to the relevant Agent Institution on behalf of such ADS holder or (b) in the case of ADS holders not holding through an Agent Institution in DTC, to the relevant ADS holder by means of the Direct Registration System. Should ADS holders who receive their Verizon Consideration Shares through the Direct Registration System wish to trade those Verizon Consideration Shares, they will need to instruct Computershare Trust Company, N.A., Verizon’s transfer agent. ADS holders who receive their Verizon Consideration Shares through the Direct Registration System will receive further information from Computershare Trust Company, N.A. about the Direct Registration System;

(ii)	in the case of Verizon CSN Restricted Shareholders who are Certificated Shareholders, to the Direct Registration System on behalf of those Shareholders. Should Shareholders who receive their Verizon Consideration Shares through the Direct Registration System wish to trade those Verizon Consideration Shares, they will need to instruct Computershare Trust Company, N.A., Verizon’s transfer agent. Shareholders who are issued Verizon Consideration Shares through the Direct Registration System will receive further information from Computershare Trust Company, N.A. about the Direct Registration System; and

(iii)	in the case of all other Shareholders, to the securities deposit account of CREST International Nominees Limited, as nominee for CREST Depository Limited. CREST Depository Limited will then issue Verizon CDIs through CREST to the Registrar for delivery, in the case of Uncertificated Shareholders, to the securities deposit account in CREST in which each such Uncertificated Shareholder holds its Ordinary Shares or, in the case of Certificated Shareholders, to the Verizon CSN, in its capacity as nominee for those Certificated Shareholders (as described below).

9.2	Issue of Verizon CDIs to Uncertificated Shareholders

Unlike the Ordinary Shares, Verizon Shares are not capable of being held, transferred or settled directly through the usual UK settlement systems such as CREST. Uncertificated Shareholders will, therefore, be issued with Verizon CDIs (as explained in more detail below and subject to the position of Verizon Share Restricted Shareholders).

The Verizon CDI arrangements do not affect the economic rights attached to the Verizon Consideration Shares. However, while the holders of Verizon CDIs will have an entitlement to the underlying Verizon Consideration Shares, they will not be the registered holders of the Verizon Consideration Shares.

Verizon CDIs to which Uncertificated Shareholders will be entitled under the Scheme will be delivered, held and settled in CREST by means of the CREST International Settlement Links Service, and, in particular, CREST’s established link with DTC, the US settlement and clearance system. This link operates via the services of CREST International Nominees Limited, which is a participant in DTC. Under the CREST International Settlement Links Services, CREST Depository Limited, a subsidiary of Euroclear, issues dematerialised depository interests called CDIs, interests in entitlements to which represent non-UK securities (such as Verizon Shares). CDIs may be held, transferred and settled exclusively through CREST.

The terms on which CDIs are issued and held in CREST are set out in the CREST Manual (and, in particular, the deed poll set out in the CREST International Manual) and the CREST Terms and Conditions issued by Euroclear.

9.3	Verizon CSN for certain Certificated Shareholders in the EEA (other than in Croatia)

UK and certain other Shareholders who currently hold their Ordinary Shares in certificated form (that is, they hold a share certificate) may find that holding the Verizon Consideration Shares directly involves a number of formalities that may be unfamiliar for them. Dealing with a transfer agent (the equivalent of a registrar in the UK) in a different jurisdiction and time zone may also prove inconvenient in certain circumstances.

Accordingly, Verizon will arrange for the Verizon CSN to act as corporate sponsored nominee for individual Certificated Shareholders resident in, or with a registered address in, the EEA (other than Croatia), and hold Verizon CDIs for and on behalf of all such Certificated Shareholders. Certificated Shareholders will be able to hold and/or sell their Verizon CDIs by instructing the Verizon CSN. The detailed provisions of these nominee arrangements are set out in the terms and conditions on which the Verizon CSN Facility will be provided by the Verizon CSN to such Certificated Shareholders.

The Verizon CSN Facility will not be made available to any Verizon CSN Restricted Shareholder.

Certificated Shareholders to whom the Verizon CSN Facility is made available will be sent a Statement of Ownership (setting out their Verizon CDI entitlements) shortly after the Scheme Effective Date and at least annually thereafter. A booklet describing the terms and conditions of the Verizon CSN Facility is sent together with this Circular. In addition, a copy of the terms and conditions of the Verizon CSN Facility will be made available on Verizon’s website at verizon.com/investor/shareownersservices.htm.

9.4	Verizon Share Restricted Shareholders

Verizon Share Restricted Shareholders will not be able to receive Verizon Consideration Shares.

Instead, Verizon Share Restricted Shareholders will receive the cash proceeds from the sale of the Verizon Consideration Shares to which they are entitled, net of transaction costs, in dollars (in the case of Uncertificated Shareholders) or in their Default Currency (in the case of Certificated Shareholders and save where such Shareholders elect to receive such proceeds in dollars or (where this is not already their Default Currency) in sterling or euro in accordance with Part II of this document). Verizon Share Restricted Shareholders do not need to elect for the Verizon Consideration Shares to be sold on their behalf. The Verizon Consideration Shares to which Verizon Share Restricted Shareholders would otherwise be entitled will be aggregated and sold in the open market at the then-prevailing prices. No discretion will be exercised by Verizon or Vodafone as to the timing of the sale of the Verizon Consideration Shares. Verizon Share Restricted Shareholders will receive the sale consideration net of transaction costs.

9.5	Rights attaching to Verizon CDIs

The registered holder of the Verizon Consideration Shares represented by Verizon CDIs will be Cede & Co, a nominee of DTC. The interests in those Verizon Consideration Shares will be credited to the account of CREST International Nominees Limited, who will hold them through the DTC system as nominee for CREST Depository Limited. CREST Depository Limited will hold the interests in those Verizon Consideration Shares on trust for the Uncertificated Shareholders (other than Verizon Share Restricted Shareholders) and for the Verizon CSN (as the CREST member acting as corporate sponsored nominee for the Certificated Shareholders other than Verizon CSN Restricted Shareholders), to whom it will issue Verizon CDIs.

Accordingly, the holders of Verizon CDIs will be able to exercise rights relating to the underlying Verizon Consideration Shares only in accordance with the arrangements described below.

To allow the holders of Verizon CDIs to exercise rights relating to the underlying Verizon Consideration Shares, Verizon will enter into arrangements pursuant to which holders of Verizon CDIs (including eligible Certificated Shareholders who hold their Verizon CDIs through the Verizon CSN Facility) will be able to:

(A)	receive notices of general shareholder meetings of Verizon;

(B)	give directions as to voting at general shareholder meetings of Verizon; and

(C)	have made available to them and be sent, at their request, copies of all documents issued by Verizon to shareholders of Verizon generally.

Holders of Verizon CDIs will otherwise generally be treated in the same manner as if they were registered holders of the Verizon Consideration Shares underlying their Verizon CDIs, in each case in accordance with and subject to applicable law and, so far as is possible, in accordance with CREST arrangements (save that Verizon CDI holders participating in the Verizon CSN will be required to provide dividend mandate instructions in order to receive future dividends in respect of their Verizon CDIs, for which cheques will not be issued).

Under an agreement for the provision of the CDI register, Euroclear will make a copy of the register of the names and addresses of Verizon CDI holders available to Verizon (and/or its voting agent) to enable Verizon (or its voting agent) to: (a) send out notices of shareholder meetings and proxy forms to its CDI holders; and (b) produce a definitive list of CDI holders as at the record date for the meeting.

In addition, Cede & Co and Euroclear have omnibus proxy arrangements pursuant to which CREST International Nominees Limited (the custodian of the Verizon Consideration Shares underlying the Verizon CDIs) will be able to grant each Verizon CDI holder the right to vote in respect of such holder’s underlying Verizon Consideration Shares. As a result, the custodian and the depository step out of the voting arrangements and simply pass on any voting rights they have, by virtue of holding the underlying Verizon Consideration Share, to the Verizon CDI holders.

Under the terms of the Verizon CSN Facility, the Verizon CSN will provide Certificated Shareholders whose Verizon CDIs are held through the Verizon CSN Facility the option to give the Verizon CSN voting instructions and the Verizon CSN will reflect those instructions in the proxy granted to it by Euroclear.

Holders of Verizon CDIs (including Certificated Shareholders whose Verizon CDIs are held through the Verizon CSN Facility) are entitled to attend Verizon Shareholder meetings in person as a result of their beneficial interest in the Verizon Consideration Shares. If a Certificated Shareholder whose Verizon CDIs are held through the Verizon CSN Facility should wish to attend, speak and vote in person at a Verizon Shareholders’ meeting, the Verizon CSN will provide such holder with a letter of representation in respect of such Verizon CDIs and such letter will enable that Certificated Shareholder to attend, speak and vote at the shareholder meeting on behalf of the Verizon CSN in respect of that holder’s underlying interest in the Verizon Consideration Shares.

9.6	Dividends in respect of Verizon CDIs

Your attention is drawn to paragraph 11 of Part XI (regarding Verizon’s dividend history) and Section 3 of Part X (regarding US Taxation).

Any dividends paid on the Verizon Consideration Shares will be paid to holders of Verizon CDIs electronically, in accordance with their previously provided Vodafone mandate instructions, and not by cheque. The Verizon CSN will, so long as CREST continues to provide such services, elect to receive payments in the currency in which the Verizon dividends are declared, expected to be dollars, and any dividends paid to Certificated Shareholders in respect of Verizon CDIs held through the Verizon CSN Facility will be paid in either dollars, sterling or euro as instructed (or deemed to have been instructed) by the relevant Shareholder. The Verizon CSN will distribute any such dividends to the Certificated Shareholders in accordance with the terms of the Verizon CSN Facility.

9.7	Transfer and cancellation of Verizon CDIs

Uncertificated Shareholders who hold their Verizon CDIs through CREST will be able to cancel their Verizon CDIs by settling a cross-border delivery transaction in respect of the underlying Verizon Consideration Shares through CREST to a DTC participant, in accordance with the rules and practices of CREST and DTC.

Certificated Shareholders who are entitled to receive Verizon CDIs through the Verizon CSN, but wish to hold the underlying Verizon Consideration Shares to which they are entitled directly, will be able to instruct the Verizon CSN to transfer that holder’s entitlement to Verizon Consideration Shares into a Direct Registration System account in their name or into the account of a DTC participant specified by them. Details of the manner in which such instructions may be given are available from Computershare upon request.

Transaction fees will be payable by a holder of Verizon CDIs who executes a transaction through CREST (including a cancellation of Verizon CDIs). In addition, Certificated Shareholders whose Verizon CDIs are held through the Verizon CSN Facility will be required to pay a fee to the Verizon CSN to effect such transfer. Uncertificated holders of Verizon CDIs will be charged a custody fee by CREST in relation to the Verizon CDIs which they hold.

9.8	Verizon Prospectuses

Further details of the Verizon Consideration Shares are set out in the Verizon Prospectuses. It is expected that each of the Verizon UK Prospectus and Verizon US Prospectus, relating to the Verizon Consideration Shares and which Verizon has prepared, will be published on or around the same date as this document. A copy of each of the Verizon Prospectuses may be accessed (subject to applicable restrictions) via Verizon’s website: verizon.com/investor/shareownersservices.htm. For the avoidance of doubt, the contents of that website and the Verizon Prospectuses are not incorporated into and do not form part of this document. The Verizon US Prospectus will be posted to Shareholders and ADS holders resident in, or with a registered address in, the US or Canada. The Verizon UK Prospectus will not be posted to Shareholders or ADS holders. Shareholders and ADS holders (other than (i) Shareholders and ADS holders resident in, or with a registered address in, the United States or Canada and (ii) Verizon Prospectus Restricted Holders) who wish to receive a hard copy of the Verizon UK Prospectus may request one, subject to applicable restrictions, by contacting the Registrar at Computershare, Corporate Actions 3, The Pavilions, Bridgwater Road, Bristol BS99 6AR.

9.9	Dealing Facility

Verizon has agreed to arrange for a free share dealing facility to be provided to enable certain Shareholders who receive Verizon CDIs pursuant to the Scheme to sell all (but not part only) of their newly acquired Verizon CDIs without incurring any charges (including any dealing or settlement charges). The costs of the Dealing Facility will be paid by Vodafone and Verizon in equal measure.

This Dealing Facility will be available to Certificated Shareholders holding Verizon CDIs through the Verizon CSN who (i) are individuals, (ii) hold fewer than 50,000 Ordinary Shares at the Distribution Record Time and (iii) are resident in, or have a registered address in, the EEA (other than in Croatia). The Dealing Facility will not be available to any other Shareholders or to ADS holders.

Uncertificated Shareholders who expect to meet the criteria set out in (i) to (iii) above and who wish to make use of the Dealing Facility would need to convert, at their own cost, their holdings of Ordinary Shares into certificated form prior to the Distribution Record Time. Following such conversion, such Shareholders will be treated like other Certificated Shareholders for the purposes of the Proposals. Accordingly, they will not receive Verizon CDIs directly through CREST but instead these will be held by the Verizon CSN on their behalf, and, if such a Shareholder elects to use the Dealing Facility, sold by the Verizon CSN. Such Shareholders will also not receive their New Ordinary Shares arising from the Share Consolidation through CREST but instead these will be held in the Vodafone Share Account on their behalf, unless such Shareholders elect to receive a share certificate.

The Dealing Facility will be available until the date which falls six weeks after the VZW Completion Date.

The Dealing Facility cannot be used to sell only part of a holding of Verizon CDIs or to buy additional Verizon CDIs. Persons wanting to sell their Verizon CDIs are not obliged to sell them through the Dealing Facility. Persons wanting to use the Dealing Facility may also be required to provide evidence of their identity, where required by applicable anti-money laundering laws.

Eligible Shareholders who wish to use the Dealing Facility should complete the Dealing Facility Form and return it in the manner set out in paragraph 9 of Part II. The full terms and conditions on which the Dealing Facility will be provided are set out in the information booklet which has been sent to Certificated Shareholders together with this Circular.

After the instructions to sell have been accepted, subject to and in accordance with the full terms and conditions on which the Dealing Facility will be provided, the relevant Shareholders’ Verizon CDIs will be sold. Once the Dealing Facility opens, sales are expected to be made at regular intervals, and proceeds of these sales are expected to be sent to Shareholders in the week following the relevant sale. No assurance can be given as to the price that will be received for the Verizon CDIs sold through the Dealing Facility.

Eligible Shareholders who sell through the Dealing Facility will receive the proceeds of such sale by cheque.

A helpline will be available to assist Shareholders wishing to make use of this Dealing Facility. Replacement documents may be requested from this helpline or by writing to Computershare at Corporate Actions 3, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6AR.

Vodafone understands that the Verizon CSN (the provider of the Dealing Facility) will not acquire any Verizon Consideration Shares pursuant to the Dealing Facility. Subject to any legal restrictions on transfer in any jurisdiction, Shareholders who do not want, or are not able, to sell their Verizon CDIs through the Dealing Facility described in this paragraph 9.9 may nonetheless sell or transfer their Verizon CDIs as described in paragraph 9.7 of this Part III. Certain UK, US and Irish tax consequences of such a disposal are set out in Part X.

10.	Overseas Shareholders

10.1	General

Shareholders who are not resident in the United Kingdom, Republic of Ireland or United States or who are citizens, residents or nationals of other countries should consult their professional advisers to ascertain whether the Return of Value pursuant to the Scheme (including, as may be relevant in each case, the issue, holding or cancellation of the B Shares or the C Shares), their receipt of Verizon Consideration Shares or the use of the Dealing Facility will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any such Shareholders to satisfy themselves as to full observance of the laws of each relevant jurisdiction in connection with the Return of Value, including the obtaining of any government, exchange control or other consents which may be required, or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction.

Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the Proposals constitutes an invitation, offer or other action on the part of the Company in any jurisdiction in which such invitation, offer or other action is unlawful.

Each Shareholder by whom, or on whose behalf, a Form of Election is executed or Electronic Election is given, irrevocably represents, warrants, undertakes and agrees to and with Vodafone that such Shareholder has observed the laws of all relevant territories, obtained any requisite governmental or other consents, complied with all requisite formalities and paid any issue, transfer or other taxes due from such Shareholder in any territory in connection with any election under the Share Alternatives (or any resulting transaction) and such Shareholder has not taken or omitted to take any action which may result in Vodafone or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the Return of Value or such Shareholder’s election (or any resulting transaction).

10.2	US Securities Laws

The B Shares, C Shares, Deferred Shares and New Ordinary Shares to be issued in connection with the Scheme have not been and will not be registered under the US Securities Act or under the applicable securities laws of any state of the United States. The B Shares, C Shares, Deferred Shares and New Ordinary Shares to be issued in connection with the Scheme will be issued in a transaction exempt from registration under such securities laws.

10.3	Treatment of Overseas Shareholders under the Scheme

        The Company has been advised that it would or might be in breach of legal or regulatory requirements in certain jurisdictions, or the Company would or might be required to make filings or take any other action in certain jurisdictions, if it made the Capital Option or the Vodafone Share Account available to Shareholders in such jurisdictions, and the Company understands that Verizon has been advised that it would or might be in breach of legal or regulatory requirements in certain jurisdictions, or Verizon would or might be required to make filings or take any other action in certain jurisdictions, if it issued the Verizon Consideration Shares to Shareholders in such jurisdictions. Accordingly, the following arrangements will be put in place for relevant Overseas Shareholders who are resident in such jurisdictions.

Restricted Scheme Shareholders

Restricted Scheme Shareholders (including US Shareholders and ADS holders) will not be entitled to elect for the Capital Option (by way of a Form of Election or Electronic Election) pursuant to the Return of Value. Instead, Restricted Scheme Shareholders (including US Shareholders and ADS holders) will be deemed to have elected for the Income Option (unless the Directors otherwise determine in their absolute discretion).

Restricted Scheme Shareholders are those Shareholders resident in, or with a registered address in, the US, Hong Kong, Malaysia, New Zealand, Saudi Arabia, Switzerland or the United Arab Emirates.

Verizon Share Restricted Shareholders

Verizon Share Restricted Shareholders will not be able to receive Verizon Consideration Shares (or participate in the Verizon CSN Facility or the Dealing Facility). Instead, they will receive the cash proceeds from the sale of the Verizon Consideration Shares to which they were entitled in dollars (in the case of Uncertificated Shareholders) or in their Default Currency (in the case of other Certificated Shareholders, save where such Shareholders elect to receive such proceeds in dollars or (where this is not already their Default Currency) in sterling or euro in accordance with Part II of this document).

Verizon Share Restricted Shareholders are those Shareholders resident in, or with a registered address in, Australia, China, Hong Kong, New Zealand, Saudi Arabia and Singapore.

Verizon CSN Restricted Shareholders

Verizon CSN Restricted Shareholders will not participate in the Verizon CSN. Instead, such Shareholders (other than Verizon Share Restricted Shareholders) will receive their Verizon Consideration Shares in the manner set out in paragraph 9.1 above.

Verizon CSN Restricted Shareholders are all Shareholders resident outside, or with a registered address outside, the EEA, those Shareholders resident in, or with a registered address in Croatia, Uncertificated Shareholders and those Shareholders who are not individuals.

Verizon Prospectus Restricted Holders

Verizon Prospectus Restricted Holders will not be entitled to receive the Verizon Prospectuses or be able to access them via Verizon’s website. However, Verizon Prospectus Restricted Holders who are not Verizon Share Restricted Shareholders will be entitled to receive the Verizon Consideration Shares or Verizon CDIs, as applicable.

Verizon Prospectus Restricted Holders are those Shareholders and ADS Holders resident in or with a registered address in Australia, China, Egypt, Hong Kong, Malaysia, Mexico, New Zealand, Saudi Arabia and Singapore.

Dealing Facility

As set out in paragraph 9.9 above, Verizon has agreed to provide the Dealing Facility to Certificated Shareholders holding Verizon CDIs through the Verizon CSN who are individuals resident in, or with a registered address in, the EEA (other than in Croatia) holding fewer than 50,000 Ordinary Shares at the Distribution Record Time. This facility will not be available to any other Shareholders or to ADS holders.

Vodafone Share Account Restricted Shareholders

Vodafone Share Account Restricted Shareholders will not be able to hold their New Ordinary Shares through the Vodafone Share Account but will receive new share certificates in respect of their New Ordinary Shares.

Vodafone Share Account Restricted Shareholders are those Shareholders who are not resident in, or do not have a registered address in, one of the jurisdictions listed as a Vodafone Share Account Permitted Jurisdiction in Part XIII of this Circular.

10.4	Overseas Notices

Australia

This Circular has not been prepared in accordance with the Corporations Act 2001 (Cth) or lodged with the Australian Securities & Investments Commission (“ASIC”), and is not accompanied by a prospectus or Product Disclosure Statement that has been prepared in accordance with the Corporations Act 2001 (Cth) or lodged with ASIC. The B Shares and the C Shares to be issued under the Scheme are being offered in Australia in reliance on ASIC Class Order CO 07/9.

The information contained in this Circular does not constitute financial product advice and has been prepared without reference to individual investment objectives, financial situation, taxation position or particular needs. If you are in doubt as to what you should do, you should consult your legal, investment, taxation or other professional adviser.

Belgium

The envisaged transaction does not constitute or comprise an offer to the public in Belgium within the meaning of the Belgian Act of 16 June 2006 on public offers of investment instruments and admission to trading on a regulated market in Belgium. The Proposals have not been and will not be notified to, and this Circular or any other material relating to the Proposals have not been submitted to, and will not be approved by, the Belgian Financial Services and Markets Authority. Any representation to the contrary is unlawful.

This Circular has been issued to each Shareholder in their capacity of shareholder of Vodafone for their personal use only and exclusively for the purposes of the Proposals. Accordingly, this Circular may not be used for any other purpose or passed on to any other person in Belgium.

Canada

This Circular does not address Canadian tax consequences for Shareholders resident in Canada regarding holding or disposing of the Verizon Consideration Shares they receive. Shareholders resident in Canada are strongly advised to consult their own tax advisers with respect to the Canadian and other tax considerations applicable to them.

France

This Circular has not been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 and seq. of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (“AMF”) General Regulations and has therefore not been submitted to the AMF for prior approval or otherwise and does not require a prospectus to be submitted for approval to the AMF. The B Shares and the C Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this Circular nor any other offering material relating to the B Shares or the C Shares has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to registered Shareholders in France.

Hong Kong

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Republic of Ireland

This document does not constitute a prospectus within the meaning of Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Republic of Ireland (as amended). No offer of B Shares, C Shares or New Ordinary Shares to the public is made, or will be made, that requires the publication of a prospectus pursuant to Irish prospectus law (within the meaning of Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Republic of Ireland (as amended)) in general, or in particular pursuant to the Prospectus (Directive 2003/71/EC) Regulations 2005 of Republic of Ireland (as amended). This document has not been approved or reviewed by or registered with the Central Bank of Republic of Ireland. This document does not constitute investment advice or the provision of investment services within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Republic of Ireland (as amended) or otherwise. Vodafone is not an authorised investment firm within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Republic of Ireland (as amended) and the recipients of this document should seek independent legal and financial advice in determining their actions in respect of or pursuant to this document.

Malaysia

This Circular has not been approved or registered with any regulatory authorities in Malaysia.

If you are in any doubt as to the contents of this Circular, you should seek independent professional advice.

It is the sole responsibility of the recipients wishing to take any action upon this Circular to satisfy themselves as to the full observance of the laws of Malaysia and to obtain all relevant government regulatory approvals including but not limited to approval pursuant to exchange control laws. If you are in doubt as to the action you should take, you should consult your professional adviser immediately.

Saudi Arabia

This document may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Shareholders should conduct their own due diligence on the accuracy of the information contained in this document. If you do not understand the contents of this document you should consult an authorised financial adviser.

Spain

Neither the B Shares nor the C Shares (the “Securities”) nor this Circular have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the Securities may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder, or pursuant to one of the exemptions from registration set out in the Spanish Securities Market Law and Royal Decree 1310/2005, of November 4.

Sweden

This Circular does not contain and does not constitute an offer of securities to the public within the meaning of the Prospectus Directive (as amended). No securities referred to herein are subject to any application for admission to trading on a regulated market in Sweden. Accordingly, this Circular has not been, nor will it be, approved or registered by the Swedish Financial Supervisory Authority (Finansinspektionen) under the Swedish Financial Instruments Trading Act (1991:980).

UAE

The B Shares and the C Shares are not registered under the laws of the United Arab Emirates or approved by the securities regulator of the United Arab Emirates. The proposed issue of B Shares and C Shares pursuant to the Scheme is not an offer for sale of securities in the United Arab Emirates and B Shares and C Shares are only being issued to existing Shareholders. No prospectus or other similar statement in relation to the B Shares or C Shares has been published in the United Arab Emirates or sent to any person (other than registered Shareholders) in the United Arab Emirates.

10.5	Other

The above provisions of this paragraph 10 relating to Overseas Shareholders may be waived, varied or modified as regards specific Shareholders or on a general basis by the Company in its absolute discretion.

11.	Taxation

Your attention is drawn to Part X of this document which contains a summary of certain tax consequences for Shareholders who are tax-resident in the UK, the US or Republic of Ireland of the implementation of the Return of Value.

Shareholders resident for tax purposes in the UK or Republic of Ireland should note that, if they fail to make a valid election for the Capital Option, they may be subject to income tax in respect of both their Cash Entitlement and the market value of their Verizon Consideration Share Entitlement.

Shareholders who are in any doubt as to their tax position, or who are subject to taxation in a jurisdiction other than the UK, the US or Republic of Ireland, are strongly advised to contact an appropriate professional independent financial adviser immediately.

12.	Vodafone Share Plans

The Share Consolidation is intended to preserve the prevailing value immediately before the Return of Value of each Ordinary Share under option or award, subject to any market fluctuations. As a result, the value of each option and award under the Vodafone Employee Share Plans after the Share Consolidation is intended to remain approximately the same. No adjustments, therefore, are proposed to be made to options or awards that have been made under the Vodafone Employee Share Plans. The number of Ordinary Shares over which participants have options or awards, the exercise price and the other terms of the relevant options or awards will remain unchanged.

13.	ADS Holders

Further details of the effect of the Scheme on, and the actions to be taken by, holders of ADSs are set out in Part II and elsewhere in this Circular.

14.	Law governing arrangements with Shareholders

The Scheme of Arrangement will be governed by English law. The terms of the B Shares, the C Shares, the Deferred Shares and the New Ordinary Shares will also be governed by English law.

Verizon is incorporated in Delaware, United States, and the common stock of Verizon is listed on the NYSE and NASDAQ and registered under the Exchange Act. Therefore, the relationship between Verizon Shareholders (including, following the Scheme Effective Date, Shareholders who hold Verizon Consideration Shares or Verizon CDIs pursuant to the terms of the Scheme) and Verizon is governed (inter alia) by Delaware law, US federal securities law and the listing rules of the NYSE and NASDAQ.

15.	Summary of the Resolutions to be proposed at the General Meeting

Resolution 1

The Transactions are Class 1 and related party transactions under the Listing Rules.

Under such rules, both a Class 1 transaction and a related party transaction require shareholder approval, and the Transactions are therefore conditional on the approval of Resolution 1 as an ordinary resolution.

This Resolution seeks Shareholder approval to complete the VZW Transaction and the Vodafone Italy Transaction on the terms set out in the VZW SPA and the Vodafone Italy Agreement, subject to any modifications that the Directors think necessary, expedient or appropriate. Both the VZW Transaction and the Vodafone Italy Transaction must be approved together otherwise the Transactions will not proceed.

Resolution 2

The purpose of Resolution 2 is to approve certain changes to the Articles of Association, the Capital Reductions, the Return of Value and the Share Consolidation and certain related matters pursuant to the Scheme of Arrangement. The Scheme will be subject to the sanction of the Court at the First Court Hearing and the Capital Reductions which take place pursuant to the Scheme will be subject to confirmation by the Court at the Second Court Hearing.

Paragraph 2.1 seeks the approval of Shareholders for certain changes to the Articles of Association. These include amendments necessary to implement (or otherwise in connection with) the Scheme, including to allow the Company to capitalise its profits and reserves in order that the Company can allot B Shares and C Shares in the manner described in this Circular. They also include the rights and restrictions attaching to the B Shares, the C Shares and the Deferred Shares, a summary of which is set out in Part VI of this document.

The authority in paragraph 2.2(A) of Resolution 2 will allow the Directors to capitalise such amounts standing to the credit of Vodafone’s share premium account as may be required to implement the Return of Value in the manner set out in this Circular.

Paragraph 2.2(B) gives the Directors the power to issue B Shares up to an aggregate nominal amount equal to the difference between (i) the US-dollar equivalent of £34,297 million and (ii) the aggregate nominal amount of C Shares issued pursuant to this resolution; and C Shares up to an aggregate nominal amount of $533,105 to Shareholders on the register at the Distribution Record Time pursuant to the Scheme.

Paragraph 2.2(C) permits the reduction of the capital of the Company by the cancellation of its capital redemption reserve and the reduction of its share premium account to £16,107 million (provided that, if the issue of B Shares and C Shares reduces the share premium account below £16,107 million, there shall be no further reduction).

Paragraph 2.2(D) permits the cancellation of the B Shares, to effect the Return of Value for Shareholders electing for the Capital Option.

Paragraph 2.2(E) approves the implementation of the Share Consolidation.

Paragraph 2.3 approves the terms of the Option Agreement pursuant to which (among other things) LDC (Shares) Limited would be entitled to require the Company to purchase, and the Company would be entitled to require LDC (Shares) Limited to sell, all the Deferred Shares (or Deferred B Shares, if any) held by LDC (Shares) Limited upon notice by the other for an aggregate consideration of $0.01. The principal terms of the Option Agreement are summarised in paragraph 8 of Part XI.

Paragraph 2.4 amends the definition of ordinary shares in the New Articles of Association to reflect the fact that the nominal value of the New Ordinary Shares will be greater following the Share Consolidation. The nominal value of the New Ordinary Shares will not be known until the Share Consolidation ratio is set by the Directors in accordance with paragraph 2.2(E) of Resolution 2, expected to be the third Business Day prior to the Scheme Effective Date.

Resolution 3

Resolution 3 amends the authority granted by Shareholders at the Vodafone 2013 Annual General Meeting for the Company to make market purchases of its own shares. That authority allowed the Company to purchase 4,870,500,807 Ordinary Shares, equivalent to 10 per cent. of the ordinary shares in the Company in issue as at 29 May 2013 (excluding shares held in treasury) in line with investor body guidance. If the Share Consolidation is implemented, this number of shares will no longer represent 10 per cent. of the total share capital of the Company. Resolution 3 seeks to ensure that the proportion of its shares which the Company is authorised to repurchase remains the same before and after the Share Consolidation and that the substance of the existing authority is preserved.

If approved, the Board will use this authority only after careful consideration, taking into account market conditions prevailing at the time, other investment opportunities, appropriate gearing levels and the overall position of the Company. The Board will only purchase such New Ordinary Shares after taking into account the effects on earnings per share (excluding items not related to underlying business performance) and the benefit for Shareholders. The Board will treat the cap on the number of New Ordinary Shares it is authorised to repurchase pursuant to Resolution 3 as reduced by the number of Ordinary Shares purchased under the authority granted at the Vodafone 2013 Annual General Meeting prior to the Share Consolidation becoming effective. Shares repurchased under this authority will be held in treasury.

The minimum price, exclusive of expenses, which may be paid for a New Ordinary Share is its nominal value. The maximum price, exclusive of expenses, which may be paid for a New Ordinary Share is the highest of (i) an amount equal to 5 per cent. above the average market value for a New Ordinary Share for the five Business Days immediately preceding the date of the purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out at the relevant time.

The total number of warrants and options to subscribe for shares issued by the Company outstanding at 6 December 2013 (the last practicable date prior to the publication of this Circular) was 285,076,446. This represents 0.6 per cent. of the issued share capital at that date (excluding treasury shares). If the Company were to purchase the maximum number of shares permitted pursuant to this Resolution then the total number of warrants and options to subscribe for shares issued by the Company outstanding as at 6 December 2013 would (assuming a ratio of 10 New Ordinary Shares for 19 Ordinary Shares were used to effect the Share Consolidation in accordance with the basis set out in paragraph 2.7 of this Part III) represent 1.1 per cent. of the issued share capital (excluding treasury shares) following the Share Consolidation.

Resolution 4

Resolution 4 seeks a general authority for the Directors to take all such actions as they consider necessary or appropriate in connection with Resolutions 1 to 3.

16.	Consequences of the Scheme not proceeding

As set out in more detail above, the Scheme is subject to approval of Shareholders at the Court Meeting and certain matters required to implement the Scheme are subject to shareholders approving Resolution 2 at the General Meeting. In addition, implementation of the Scheme is subject to the Court’s sanction at the First Court Hearing and to the confirmation by the Court of the Capital Reductions at the Second Court Hearing. Although the Board has no reason to believe this will occur, it is possible that the Scheme and Capital Reductions are not sanctioned or confirmed by the Court, but the remaining conditions to the VZW Transaction are otherwise satisfied. In such circumstances, the terms of the VZW SPA provide that the VZW Transaction will still complete in accordance with the mechanics set out therein and which are described in paragraph 16.1 below. The consequences for Vodafone and its Shareholders should such circumstances materialise are summarised in paragraphs 16.1 to 16.6 below.

16.1	Closing of the VZW Transaction

Under the VZW SPA, the parties have agreed to implement the VZW Transaction pursuant to the Scheme. If the Scheme does not become effective (for example, because it is not approved by the requisite majority at the Court Meeting or Resolution 2 is not passed at the General Meeting, or because the Court declines to sanction the Scheme or to confirm the Capital Reductions), but in each case all other conditions to completion of the VZW Transaction have been satisfied or (where permitted) waived, then the VZW Transaction will complete on the VZW Completion Date on the basis set out in the VZW SPA.

The VZW SPA provides that in such circumstances, the VZW Transaction will complete at 3.00 p.m. London time on the fifth Business Day after the later of (a) the satisfaction or waiver of the last outstanding condition to completion of the VZW Transaction and (b) the earlier of (i) 2 September 2014 and (ii) the date on which the Scheme lapses or is withdrawn, or another date and time agreed by Vodafone and Verizon. Under the terms of the VZW SPA, if the VZW Transaction does not complete under the Scheme and all the relevant conditions are otherwise satisfied or have been waived, then on the VZW Completion Date, V4L will transfer its shares in VAF1 to Verizon and Verizon will (i) issue the Verizon Consideration Shares to the Distribution Agent to hold on behalf of, and for distribution to, Shareholders (other than Verizon Share Restricted Shareholders) pro rata to their holdings of Ordinary Shares, (ii) pay the Cash Consideration to V4L and (iii) issue the Verizon Loan Notes, the Verizon Term Note and the Verizon Settlement Note to V4L. In accordance with the VZW SPA, the issue and delivery of the Verizon Consideration Shares would be in satisfaction of a special dividend declared by Vodafone with respect to the Ordinary Shares, the record date for which would be announced via a Regulatory Information Service.

16.2	Closing of the Vodafone Italy Transaction

The Vodafone Italy Transaction is not conditional on the Scheme being approved but, rather, on the VZW Transaction completing. Provided the VZW Transaction completes and all other conditions to completion of the Vodafone Italy Transaction are satisfied, the Vodafone Italy Transaction will complete in accordance with its terms (whether or not the Scheme becomes effective). Accordingly, if the conditions to the Vodafone Italy Transaction have been satisfied in full or otherwise waived by the VZW Completion Date, the Vodafone Italy Transaction will complete at the same time as the VZW Transaction. If the conditions to the Vodafone Italy Transaction have not been satisfied in full or otherwise waived by the VZW Completion Date, the Vodafone Italy Transaction will complete when its conditions are subsequently satisfied. If such conditions are not satisfied on the date which falls two years from the VZW Completion Date, either VEBV or VBIHBV may terminate the Vodafone Italy Agreement, in which case VEBV will not acquire the remaining interest in Vodafone Italy held by VBIHBV.

The EU Commission granted its approval to completion of the Vodafone Italy Transaction on 29 October 2013. Completion of the Vodafone Italy Transaction remains subject to approval by Shareholders and completion of the VZW Transaction. Although there are further customary conditions to completion of the Vodafone Italy Transaction, the Board does not consider these to be material and so it is expected that the Vodafone Italy Transaction will be completed at the same time as the VZW Transaction.

16.3	Effect on the Return of Value

If the Scheme and Capital Reductions are not able to be fully implemented, it will not be possible to implement the Return of Value on the terms originally proposed. In such circumstances, as detailed above, the Verizon Consideration Shares would still be distributed to Shareholders. The Group would have on its balance sheet approximately $23.9 billion of cash (assuming no Cash Election is made by Verizon) that it would have no immediate means of returning to Shareholders. Holding this amount of cash means that the Group is likely to receive a reduced return on capital while the Board considers the alternative options for returning value to Shareholders. Any such return of value would be effected as soon as reasonably practicable, to the extent the Board deems appropriate. In determining the amount of any such return of value, the Board would take into account, among other things, the distributable reserves position of Vodafone and its ability to pay regular dividends following the return of value.

16.4	No Share Consolidation

If the Scheme and the related Capital Reductions are unable to be fully implemented, then the Company will not proceed with the Share Consolidation on the terms described in paragraph 2.7 of this Part III. In such circumstances, the Board would review its proposed dividend policy to take into account that the Share Consolidation has not been implemented.

16.5	Issue of the Verizon Consideration Shares to Shareholders

The Verizon Consideration Shares would be issued to the Distribution Agent and distributed to Shareholders (by the Distribution Agent) pro rata to their holdings of Ordinary Shares and in satisfaction of a special dividend declared by Vodafone (with such record date as the Board may determine) as soon as reasonably practicable after the VZW Completion Date.

The Verizon Consideration Shares would still be issued by Verizon credited as fully paid, ranking equally with each other and with all other shares of Verizon’s common stock in issue at the beginning of the VZW Completion Date and with an entitlement to participate rateably and equally in all dividends and other distributions declared, paid or made by Verizon by reference to a record date on or after VZW Completion Date. The Verizon Consideration Shares will have the same rights whether or not they are issued pursuant to the Scheme of Arrangement or not.

Substantially the same settlement mechanics as are described in paragraph 9 of this Part III will apply to the issue of Verizon Consideration Shares, the holding of Verizon CDIs (directly through CREST or through the Verizon CSN), the treatment of fractional entitlements to Verizon Consideration Shares, the treatment of Verizon Share Restricted Shareholders and the application of the Dealing Facility if the Scheme is not implemented and the VZW Transaction completes pursuant to the VZW SPA.

16.6	Tax treatment

The tax consequences for certain Shareholders of receiving Verizon Consideration Shares from the Distribution Agent and cash proceeds from Vodafone in circumstances where the Scheme or related Capital Reductions are not approved may differ from their tax consequences if the VZW Transaction completes and the Verizon Consideration Shares are issued, and cash proceeds are paid, to Shareholders pursuant to the Scheme.

A summary of the expected tax treatment for UK resident Shareholders of any proposed return of value if the Transactions complete pursuant to a share purchase under the VZW SPA rather than under the Scheme is set out in paragraph 7 of Section 1 of Part X.

17.	Action to be taken

Your attention is drawn to Part II of this document.

18.	Further Information

Apart from completing, signing and returning the Forms of Proxy, you need take no further action at this stage unless you wish to, and are eligible to, make an election for the Capital Option or the Income Option; to provide new or amended bank mandate details; to elect (if eligible) to receive your Cash Entitlement and other cash proceeds in dollars, sterling or euro (if the desired currency is not your Default Currency) in each case under the Form of Election (and if so, please refer to paragraphs 3 and 9 of Part II); and/or, if you are a Certificated Holder (other than a Vodafone Share Account Restricted Shareholder) if you wish to receive a share certificate for your New Ordinary Shares rather than holding them through the Vodafone Share Account.

A Shareholder Helpline is available on 0870 707 1739 for Shareholders based in the UK, 01 696 8421 for Shareholders based in the Republic of Ireland or +44 (0) 870 707 1739 for Shareholders calling from outside the UK or the Republic of Ireland. Calls will be charged at national rate. Lines are open 8.30 a.m. to 5.00 p.m. (London time) Monday to Friday (except UK public holidays). Calls to the Shareholder Helpline from outside the UK will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. The Shareholder Helpline is available to answer questions regarding this document, the Meetings or the completion and return of the Forms of Election. However, the Shareholder Helpline cannot provide advice on the merits of the Scheme or the Transactions, nor give any financial, legal or tax advice.

Your attention is also drawn to the further information contained (or incorporated by reference) in this document, which forms part of this Explanatory Statement.

Yours faithfully,

UBS Limited

Goldman Sachs International

PART IV – RISK FACTORS

Prior to voting on the Resolutions, Shareholders should consider these risks fully, together with all other information set out in this Circular. This Part IV addresses the risks known to Vodafone and the Directors at the date of this Circular and which the Directors consider to be material risks relating to the Proposals, as well as material risks to the Group or the Retained Group which will result from, or be affected by, the Proposals. However, the risks below do not necessarily comprise all such risks and do not include additional risks relating to the Proposals currently unknown to Vodafone and the Directors or which Vodafone and the Directors currently deem immaterial. If any or a combination of the following risks actually materialises, the Proposals and/or the business, results of operations, financial position or prospects of the Group or, following completion of the Transactions, the Retained Group may be materially and adversely affected.

The following risks set out the necessary disclosure under the Listing Rules and do not seek to cover all of the material risks which generally affect the Group and could have an adverse effect on the results of operations, financial condition or business of the Group. Further information on the material risks which generally affect the Group is available at pages 46 to 49 of Vodafone’s 2013 Annual Report.

The Verizon UK Prospectus, which is expected to be published on or around the date of this document (and which Verizon has prepared) sets out further risks relating to Verizon’s business and to Verizon Shares.

1.	Risks related to the VZW Transaction

1.1	The VZW Transaction may not proceed

Completion of the VZW Transaction is subject to the satisfaction or waiver of certain conditions precedent (including the approval of Shareholders, the approval of Verizon Shareholders of the issue of the Verizon Consideration Shares and completion of the Reorganisation), details of which are set out in Part V of this Circular. The parties also have certain termination rights, which are also summarised in Part V of this Circular. If any of such conditions are not satisfied (or waived) by 2 September 2014, or if any of such termination rights are exercised, the VZW Transaction will not complete.

If the VZW Transaction does not complete, the Company will be unable to implement the Return of Value (described in paragraph 2 of Part III of this Circular) and may not be able to implement its plans for organic growth as effectively. In addition, if the VZW Transaction does not complete, a termination fee of up to $1.55 billion may, in certain circumstances, be payable by the Company to Verizon, as described in Part V of this Circular.

The Board is of the opinion that the VZW Transaction is in the best interests of Shareholders as a whole and currently provides the best opportunity to realise an attractive and certain value for Vodafone’s indirect 45 per cent. shareholding in VZW. If the VZW Transaction does not complete, the value to the Group of its interest in VZW may be lower than can be realised through the VZW Transaction and the Group’s ability to realise value from a sale of its interest in VZW may be prejudiced in the future.

1.2	The Retained Group may not realise the benefits of the Transactions

The Retained Group may not realise the anticipated benefits of the Transactions set out in paragraph 2 of Part I of this Circular. The Retained Group may encounter substantial difficulties in achieving these anticipated benefits and/or these anticipated benefits may not materialise.

1.3	The VZW SPA contains certain representations, warranties and indemnities

The VZW SPA contains representations, warranties and indemnities given by the Company in favour of Verizon in respect of VZW, further details of which are set out in Part V of this Circular. Any payment under those representations, warranties and indemnities could have an adverse effect on the Retained Group’s cash flow and financial condition.

1.4	The value of the consideration received by the Group may decline due to currency fluctuations

The Group’s reporting currency is sterling. However, the Cash Consideration for the Transactions is in dollars and the sterling-dollar exchange rate fluctuates continuously. The Group is therefore exposed to currency fluctuation risks which may mean that the value of the consideration actually received in sterling may be less (or more) than the amount expected at the date of this Circular. While the Group attempts to manage foreign transaction exchange risks, there can be no assurance that the Group will be able to hedge successfully all its foreign exchange risk and failure to do so could have a material adverse effect on the Group’s financial condition.

1.5	The tax liabilities arising in respect of the Transactions and the Reorganisation may be greater than expected

The Group expects that the aggregate amount of taxes for which the Group will be liable (either directly or indirectly) in respect of the Transactions and the Reorganisation will be approximately $5.0 billion (£3.1 billion). It is, however, possible that the tax authorities of any relevant jurisdiction could assert that the Group will be liable for a greater amount of taxes and, in the event such position were to prevail, the overall tax liability of the Group with respect to the Transactions and the Reorganisation could be greater than expected.

2.	Risks relating to the Vodafone Italy Transaction

2.1	The conditions to the Vodafone Italy Transaction may not be satisfied at the VZW Completion Date or at all

Completion of the Vodafone Italy Transaction is conditional upon the satisfaction of certain conditions, including the completion of the VZW Transaction, further details of which are set out in Part V of this Circular. If such conditions are not satisfied (or, where capable of being waived, waived), the Vodafone Italy Transaction will not complete. If the Vodafone Italy Transaction does not complete, Verizon will continue to hold a 23.1 per cent. stake in Vodafone Italy.

It is also possible that the conditions for the VZW Transaction are satisfied at a time when the conditions to the Vodafone Italy Transaction remain outstanding. If this occurs, the VZW Transaction will complete but the Vodafone Italy Transaction would not complete or would complete later. Further details of the arrangements which would take place were such circumstances to occur are set out in paragraph 8 of Part V of this Circular.

3.	Risks related to the proposed Return of Value

3.1	The proposed structure for the Return of Value is subject to approval of the Court

As set out in Part III of this Circular, it is proposed that the Return of Value be carried out pursuant to the Scheme of Arrangement and the related Capital Reductions.

The Return of Value is subject to completion of the VZW Transaction and the approval of Shareholders at the Court Meeting and the General Meeting. The Return of Value will not take place if the conditions to the VZW Transaction are not satisfied or waived, the VZW Transaction does not complete or if the Scheme is not approved at the Court Meeting and the General Meeting.

In addition, the approval of the Scheme and the Capital Reductions is subject to the discretion of the Court and the Court can refuse to sanction the Scheme and/or confirm the Capital Reductions.

If the Court refuses to sanction the Scheme and/or confirm the Capital Reductions, the Transactions may still complete (if the remaining conditions to the Transactions are satisfied or waived) but the Group will be unable to implement the Return of Value in the manner currently proposed. In such circumstances, the Verizon Consideration Shares would still be issued to Shareholders as soon as practicable after completion of the VZW Transaction, but Vodafone would be unable to pay the cash entitlement in the Return of Value. In these circumstances, the Group could have on its balance sheet up to approximately $23.9 billion of cash in excess of what is proposed. Holding this amount of cash means that the Group would be likely to generate a reduced return on capital while the Board considered the alternative options for returning value to Shareholders. As previously announced, the Board expects that any such return of value would be effected as soon as reasonably practicable, taking into account, among other things, the distributable reserves position of the Company and the desirability of it being able to pay regular dividends following completion of the Transactions, as well as the tax implications for Shareholders.

In addition, Shareholders’ tax treatment in respect of the issue of Verizon Consideration Shares in circumstances where the Scheme cannot be implemented could (depending on their individual circumstances) differ materially from their tax treatment in respect of the issue of Verizon Shares pursuant to the Scheme of Arrangement. Further details are set out in Part X of this Circular.

3.2	The value of Verizon Shares may fall

The number of Verizon Consideration Shares to be issued at completion of the VZW Transaction to satisfy the Verizon Share Consideration will not be known until the third Business Day prior to the VZW Completion Date. The period of time between the date of this Circular and that date may be significant, and the price of the Verizon Shares will fluctuate during this period and may fluctuate further after that date and before the relevant number of Verizon Consideration Shares is issued to Shareholders at completion of the VZW Transaction. The VZW SPA contains a fixed value collar mechanism (described in Part V of this Circular) whereby if the Average Trading Price of Verizon Shares during the 20-Trading Day Reference Period is between $47.00 and $51.00, the number of shares to be issued by Verizon will be adjusted such that the aggregate value of the Verizon Consideration Shares at the Average Trading Price will remain the Base Verizon Share Amount of $60.15 billion (or, if reduced by the Verizon Cash Election, the Adjusted Verizon Share Amount).

If the Average Trading Price of the Verizon Shares is below $47.00 (or is above $51.00), there will be no adjustment beyond the relevant Collar end-point to the number of Verizon Consideration Shares which Verizon is required to issue to Shareholders at completion of the VZW Transaction, and the aggregate number of Verizon Consideration Shares to be issued would (based on that Average Trading Price) have a value which is lower (or greater) than the expected Base Verizon Consideration Share Amount of $60.15 billion (or, if reduced by the Verizon Cash Election, the Adjusted Verizon Share Amount), with the corresponding loss (or gain) being borne by Shareholders. In addition, the actual market value of the Verizon Consideration Share Entitlement to be received by Shareholders will depend on the market value of the Verizon Consideration Shares on the VZW Completion Date, which may fluctuate between the third Business Day prior to the VZW Completion Date (being the date on which the number of Verizon Consideration Shares which Verizon is required to issue is fixed pursuant to the Collar) and the VZW Completion Date. If the market value of Verizon Shares falls during that period, the market value of the Verizon Consideration Share Entitlement received by Shareholders will fall accordingly.

In addition, the Verizon Shares are valued in dollars for the purposes of the VZW Transaction and the sterling-dollar exchange rate fluctuates continuously. Accordingly, the sterling value of the Verizon Consideration Shares which Shareholders will receive at completion of the VZW Transaction may be less (or more) than that stated as at 6 December 2013 (being the latest practicable date prior to the publication of this Circular).

As at 30 September 2013, Verizon had approximately 2.9 billion Verizon Shares outstanding and approximately 22.0 million additional shares issuable upon the vesting or exercise of stock options and other outstanding stock-based compensation awards. Assuming there is no Verizon Cash Election, Verizon is expected to issue up to approximately 1.28 billion Verizon Shares in connection with the VZW Transaction. The issuance of these new Verizon Shares could have the effect of depressing the market price for Verizon Shares.

In addition, Shareholders may already be Verizon Shareholders and those Shareholders may decide not to hold the additional Verizon Shares they will receive. Other Shareholders, such as funds with geographic limitations on their permitted investments, may be required to sell the Verizon Shares they receive. Such sales of Verizon Shares could also have the effect of depressing the market price for Verizon Shares.

3.3	Shareholders are exposed to currency fluctuations

Pursuant to the Return of Value, Certificated Shareholders other than Restricted Scheme Shareholders will receive their Cash Entitlements (and any other cash proceeds from the Return of Value) in euro or sterling (depending on their elections, where made, or their Default Currency), unless they elect to receive dollars. At close of business on 6 December 2013 (the latest practicable date prior to publication of this Circular), the dollar-sterling exchange rate was 1.6353 and the dollar-euro exchange rate was 1.3684 (in each case, as quoted by WM/Reuters). Fluctuations in the dollar-sterling or dollar-euro exchange rates may result in Certificated Shareholders who receive their Cash Entitlements (and any other cash proceeds pursuant to the Return of Value) in sterling or euro receiving a cash amount in sterling or euro (as applicable) which is less than (or greater than) the amount in sterling or euro which would be received based on the dollar-sterling or dollar-euro exchange rates (as applicable) quoted by WM/Reuters on 6 December 2013 (the latest practicable date prior to publication of this Circular).

Uncertificated Shareholders will receive their Cash Entitlements (and any other cash proceeds from the Return of Value) in dollars. If Uncertificated Shareholders wish to convert their proceeds into an alternative currency (of their own accord), fluctuations in the dollar exchange rate may result in those Shareholders receiving a cash amount in that alternative currency which is less than (or greater than) the amount in that alternative currency which would be received based on the dollar exchange rate on 6 December 2013 (the latest practicable date prior to publication of this Circular).

3.4	The price received for Verizon Consideration Shares sold through the Dealing Facility will be determined by the market at the time of sale

If a Certificated Shareholder who is eligible to make use of the Dealing Facility elects to sell his Verizon CDIs through the Dealing Facility, those Verizon CDIs will be sold in the market and the price that each such Shareholder receives will therefore depend on the market price at the time of the sale. Sales under the Dealing Facility will take place during the period of six weeks following the VZW Completion Date depending on when elections are received. The sale price for the Verizon CDIs sold through the Dealing Facility will not be subject to any minimum or maximum price and, therefore, the Verizon CDIs may be sold at prices that are substantially lower or higher than the current trading price of Verizon Shares as at the date of this Circular.

3.5	Current tax legislation and practice may change

The general guide to certain tax consequences of the Return of Value for Shareholders set out in Part X of this Circular is based on interpretation of current law and practice as at the date of this Circular. Current legislation and practice may change (including in the period between the date of this Circular and the date(s) on which any proceeds of the Return of Value are received by Shareholders) and any such change may affect the liabilities of Shareholders in relation to the Return of Value.

4.	Risks relating to holding Verizon CDIs

4.1	Holders of Verizon CDIs will be subject to the applicable CDI arrangements

As Verizon Shares are US securities, they are not eligible to be settled directly within CREST. CREST is the electronic settlement system for UK and Irish securities operated by Euroclear which allows trades in securities listed on the LSE to be settled. To enable settlement in CREST, Verizon intends to enter into depositary arrangements which will enable investors to hold and settle Verizon Shares in CREST in the form of CDIs. The CDIs represent entitlements to underlying non-UK shares. Verizon CDIs will represent entitlements to Verizon Shares.

Holders of Verizon CDIs will only be able to exercise their rights attached to the CDIs by having Computershare instruct the CREST Depository, through Euroclear (or its appointed agent), to exercise these rights on their behalf, and, therefore, the process for exercising rights attached to the CDIs (including the right to vote at general meetings) will take longer for holders of the CDIs than for holders of Verizon Shares. For this reason, a deadline will be set by Euroclear (or its appointed agent), on behalf of the CREST Depository, by which it must receive instructions from all holders of the CDIs in respect of the relevant corporate action. As a result, holders of Verizon CDIs may have shorter periods to exercise rights attached to their CDIs than Verizon Shareholders will have to exercise rights attached to Verizon Shares. The CREST Depository will not exercise voting rights with regard to any CDI for which it does not receive voting instructions by the deadline.

5.	Risks related to the Retained Group and the markets in which it operates

5.1	The Retained Group’s business will have a narrower geographical spread and be smaller in scale

Following the Transactions, the Retained Group’s business will no longer have a significant presence in the United States, which is a major market in the telecommunications industry. If the Retained Group wished to expand its operations in the United States in future, this would require a substantial investment on the part of the Retained Group and there is no guarantee that the Retained Group could compete effectively. The effect of the Transactions will also mean that the Retained Group will increase its proportionate exposure to markets outside the United States, including Europe, in which conditions continue to be relatively poor.

The Retained Group will therefore be materially smaller in scale following completion of the VZW Transaction. As a result of its reduction in scale and its reduced geographical spread, the Retained Group may consequently be more susceptible to adverse developments in the industries and markets in which it operates. The greater sensitivity to fluctuations in the remaining markets may have an adverse effect on the cash flow, operating results and financial condition of the Retained Group.

PART V – SUMMARY OF THE TRANSACTIONS

The VZW Transaction

1.	Overview

Vodafone has agreed to dispose of the US Group to Verizon for a total headline consideration of approximately $130 billion. The consideration, subject to the adjustments and provisions described below, comprises $58.9 billion in cash, Verizon Shares with an aggregate notional value of $60.15 billion, $5.0 billion in the form of Verizon Loan Notes, $3.5 billion in the form of the Vodafone Italy Shares and $2.5 billion through the indirect assumption by Verizon of certain Vodafone net liabilities relating to the US Group.

2.	Structure

Pre-Sale Reorganisation

Vodafone has agreed to effect a reorganisation of the assets and liabilities held under the US Group prior to the closing of the VZW Transaction (the “Reorganisation”), so that (i) at completion of the VZW Transaction, the only equity interests held, directly or indirectly, by any member of the US Group will be equity interests in another member of the US Group or in Verizon Wireless, (ii) Verizon will not acquire any assets other than those assets Verizon has expressly agreed to acquire and (iii) Verizon will not assume any liabilities other than those liabilities Verizon has expressly agreed to assume.

As part of the Reorganisation, the equity interests of certain non-US entities currently held under the US Group will be sold, in exchange for consideration including a note payable by Vodafone (the “VIBV Note”). The Reorganisation will involve a series of steps as a result of which the US Group will be left with no assets or liabilities other than (i) the 45 per cent. interest in Verizon Wireless; (ii) the AirTouch Preference Shares; (iii) the VIBV Note payable by Vodafone, which will be exchanged for (at or immediately after completion of the VZW Transaction pursuant to the terms of the VZW SPA) a note of the same amount and on similar terms issued by Verizon to V4L (the “Settlement Note”), which will remain outstanding after the completion of the VZW Transaction and which will be held by one of the members of the US Group; (iv) certain payables and receivables owed between themselves; and (v) cash in the amount of $250 million.

The Scheme

Subject to approval by Shareholders at the Court Meeting and the passing of Resolution 2 at the General Meeting, it is intended that the VZW Transaction will be implemented by way of the Scheme. To become effective, the Scheme must be approved by a majority in number, representing at least 75 per cent. by nominal value, of those Shareholders voting at the Court Meeting in person or by proxy. Further information about the Scheme is set out in Part III.

If the Scheme is not approved by the Court and does not become effective within 20 Business Days of the expected date of the First Court Hearing, provided that all the other conditions to completion of the VZW Transaction are satisfied at that expected date, the VZW Transaction will complete on the VZW Completion Date on the basis set out in the VZW SPA.

Under the terms of the VZW SPA, if the VZW Transaction does not complete under the Scheme and all the relevant conditions are otherwise satisfied or have been waived then on the VZW Completion Date, V4L will transfer its shares in VAF1 to Verizon and Verizon will (i) issue the Verizon Consideration Shares to the Distribution Agent on behalf of Verizon and for distribution to Shareholders (other than Verizon Share Restricted Shareholders) pro rata to their holdings of Ordinary Shares, (ii) pay the Cash Consideration to V4L and (iii) issue the Verizon Loan Notes, the Verizon Term Note and the Verizon Settlement Note to V4L. The issue and delivery of the Verizon Consideration Shares would be in satisfaction of a special dividend declared by Vodafone with respect to the Ordinary Shares, the record date for which would be announced via a Regulatory Information Service. The consequences of the VZW Transaction completing in circumstances where the Scheme does not become effective are set out in paragraphs 16.3 to 16.6 of Part III of this document.

3.	Conditions

The material outstanding conditions to completion of the VZW Transaction by way of the Scheme are:

(A)	the passing of Resolutions 1 and 2 by Shareholders at the General Meeting;

(B)	the approval of the Scheme by the requisite majority of Shareholders at the Court Meeting;

(C)	the passing of the requisite resolutions by Verizon Shareholders at the Verizon Special Meeting;

(D)	the completion by Vodafone of the Reorganisation;

(E)	admission of the Verizon Consideration Shares to the NYSE and NASDAQ, and to the Official List of the UKLA and to trading on the LSE;

(F)	amendment of the Official List of the UKLA in respect of the New Ordinary Shares; and

(G)	the Scheme being sanctioned by the Court (and the Court order sanctioning the Scheme being delivered to the UK Registrar of Companies) and the Capital Reductions being confirmed by the Court,

provided that, if the conditions set out in (B), (F) and (G) have not been satisfied within 20 Business Days of the expected date of the First Court Hearing, and provided that all the other conditions to the VZW Transaction are satisfied, then the VZW Transaction will be completed pursuant to a share purchase under the terms of the VZW SPA rather than the Scheme.

The approval of the FCC pursuant to the Communications Act of 1934, as amended, with respect to (i) a petition for a declaratory ruling regarding foreign ownership of Verizon and (ii) any licence transfers that may be required in connection with the VZW Transaction, which is a condition to completion of the VZW Transaction, was obtained on 4 December 2013.

4.	Termination

The VZW Transaction can also be terminated in certain circumstances, including:

(A)	if it does not complete by 2 September 2014;

(B)	by either Vodafone or Verizon, within 30 days after the other’s board of directors changes its recommendation to its Shareholders or stockholders, as applicable, to vote in favour of the VZW Transaction;

(C)	by either Vodafone or Verizon, if the requisite resolutions of Shareholders or vote of Verizon’s stockholders are not obtained;

(D)	by Vodafone, if there has been a material and unremedied violation or breach by Verizon of an undertaking, representation or warranty which causes or is reasonably likely to cause any of the conditions to completion of the VZW Transaction not to be satisfied;

(E)	by Verizon, if there has been a material and unremedied violation or breach by Vodafone of an undertaking, representation or warranty which causes or is reasonably likely to cause any of the conditions to completion of the VZW Transaction not to be satisfied;

(F)	by Vodafone, if, prior to completion of the VZW Transaction, there is a change in law (or, in certain circumstances, a proposed change in law) or an adverse ruling or statement from certain tax authorities, which would impose a material incremental tax cost on the Group in respect of the VZW Transaction; and

(G)	by Vodafone, if Vodafone is ready, willing and able to complete the VZW Transaction but Verizon is unable to complete by reason that the full proceeds of its financing are not available to Verizon to complete the VZW Transaction.

The Board has recommended that you vote in favour of the Scheme at the Court Meeting and the Resolutions at the General Meeting. Under the VZW SPA, the Board may change this recommendation if required by its fiduciary duties and after prior consultation with Verizon.

The Verizon board has also recommended that Verizon Shareholders vote in favour of the requisite resolutions at the Verizon Special Meeting. Under the VZW SPA, the Verizon board may change its recommendation in response to certain intervening events if it considers a change in recommendation is required by its fiduciary duties and after prior consultation with Vodafone.

Vodafone has agreed to pay Verizon a termination fee of $1.55 billion if the VZW SPA is terminated (i) by Verizon in the circumstances described in (B) above, (ii) by Vodafone or Verizon if Resolution 1 is not passed, as described in (C) above, or (iii) by Vodafone in the circumstances described in (F) above.

Verizon has agreed to pay Vodafone (i) a termination fee of $4.65 billion if the VZW SPA is terminated by Vodafone in the circumstances described in (B) above, (ii) a termination fee of $1.55 billion if the VZW SPA is terminated by Vodafone or Verizon if the requisite resolutions of Verizon Shareholders are not obtained, as described in (C) above, or (iii) a termination fee of $10 billion if the VZW Transaction is terminated by Vodafone in the circumstances described in (G) above.

5.	Consideration

Pursuant to the VZW Transaction, V4L has agreed to sell, and Verizon has agreed to acquire, all of the outstanding stock in VAF1, an indirect, wholly owned subsidiary of Vodafone which holds (through the US Group) a 45 per cent. partnership interest in Verizon Wireless, for a total consideration of:

(A)	$58.9 billion in cash;

(B)	Verizon Consideration Shares having an aggregate notional value of $60.15 billion;

(C)	Verizon Loan Notes with an aggregate principal amount of $5 billion;

(D)	if the Vodafone Italy Transaction completes at the same time as the VZW Transaction, the Vodafone Italy Shares, valued at $3.5 billion (and if the Vodafone Italy Transaction does not complete at the same time, the arrangements set out in paragraph 8 below will apply);

(E)	the indirect assumption by Verizon, through the purchase of the US Group, of certain liabilities, including those relating to the AirTouch Preference Shares, valued at $2.5 billion; and

(F)	the Verizon Term Note with a principal amount of $250 million.

In addition, as described in paragraph 2 above, at completion of the VZW Transaction, Verizon will issue to V4L the Verizon Settlement Note which will be exchanged for the VIBV Note and which will be held by one of the members of the US Group.

Verizon Cash Election

Under the VZW SPA, Verizon had the right, prior to the date of this Circular, to increase the Base Cash Consideration by up to $15 billion and, accordingly, to decrease the number of Verizon Consideration Shares to be issued by the proportion that the Verizon Cash Election Amount represents of the Base Verizon Share Amount. Verizon has not exercised such right prior to the date of this document.

In addition, if Verizon fails to obtain the requisite approval of Verizon Shareholders at the Verizon Special Meeting to increase the number of Verizon Shares authorised by its certificate of incorporation, Verizon may, by notifying Vodafone up to 10 Business Days prior to the VZW Completion Date, make the Verizon Cash Election and increase the Base Cash Consideration by up to $5 billion and thereby reduce the Base Verizon Share Amount accordingly.

Verizon Share Consideration and Collar

The number of Verizon Consideration Shares to be issued at completion of the VZW Transaction to satisfy the Verizon Share Consideration will be determined on the third Business Day prior to the VZW Completion Date. Under the VZW SPA, at completion of the VZW Transaction, Verizon will issue to Shareholders a number of Verizon Consideration Shares which is obtained by dividing the Adjusted Verizon Share Amount (as adjusted, where relevant, by the Dividend Adjustment) by the Average Trading Price of the Verizon Shares during the 20-Trading Day Reference Period, save that pursuant to the Collar:

(A)	if the Average Trading Price of the Verizon Shares during the Reference Period is below $47.00, the maximum amount of approximately 1,280 million Verizon Consideration Shares (assuming no Cash Election) will be issued to Shareholders, equal to approximately 30.9 per cent. of Verizon’s share capital following completion of the VZW Transaction (based on 2,861,750,762 Verizon Shares outstanding as of 30 September 2013); and

(B)	if the Average Trading Price of the Verizon Shares during the Reference Period is above $51.00, the minimum amount of approximately 1,179 million Verizon Consideration Shares (assuming no Cash Election) will be issued to Shareholders, equal to approximately 29.2 per cent. of Verizon’s share capital following completion of the VZW Transaction (based on 2,861,750,762 Verizon Shares outstanding as of 30 September 2013).

In addition, if the Verizon Shares trade both with and without an entitlement to receive any dividend on one or more days during the period commencing on the first day of the Reference Period and ending on the VZW Completion Date (such that trading is both “cum” and “ex” dividend during such period), then the volume-weighted average of the per share NYSE trading prices of Verizon Shares for each day during the portion of the Reference Period which precedes the ex-dividend date shall be reduced by the amount of the applicable dividend payable on a Verizon Share (the “Dividend Adjustment”).

Vodafone and Verizon have also agreed that if certain changes are made to Verizon’s share capital (as a result of a stock split, declaration of stock dividends, a merger or other similar corporate actions or transactions by Verizon) after the date of this document and before completion of the VZW Transaction, such adjustments as are necessary will be made to the number of Verizon Consideration Shares to be issued on the VZW Completion Date as is appropriate to provide Shareholders with the same economic effect as if such event or transaction had not taken place. In the unlikely event any such adjustment will be required, an announcement will be made by Vodafone.

Under the VZW SPA, Verizon has agreed to use its commercially reasonable efforts to cause the Verizon Consideration Shares to be approved for listing on the NYSE and NASDAQ prior to the VZW Completion Date and to be admitted to the Official List and to trading on the LSE on the first Business Day following the VZW Completion Date. Verizon has also agreed to maintain its standard listing of Verizon Shares on the LSE for at least two years after closing.

Delayed completion

If the VZW Transaction has not been completed before 1 May 2014 for any reason other than as a result of a breach of the VZW SPA by Vodafone or V4L, the Base Cash Consideration payable by Verizon will be increased by the Cash Flow Adjustment Amount ($10 million for each day from and including 1 May 2014 up to and including the VZW Completion Date).

Verizon Loan Notes

At completion of the VZW Transaction, Verizon will issue two Verizon Loan Notes to V4L, each with a principal amount of $2.5 billion. The Verizon Loan Notes will be unsecured and will rank equally with all other existing and future senior unsecured indebtedness of Verizon. The first Verizon Loan Note will have a maturity of eight years and the second Verizon Loan Note will have a maturity of 11 years. The Verizon Loan Notes will pay, quarterly in arrear, a floating rate coupon equal to 3-month LIBOR plus a margin to be agreed five Business Days prior to the VZW Completion Date between two banks, one to be appointed by Verizon and the other by Vodafone, on the basis of a set of pre-agreed criteria aimed at ensuring that the Verizon Loan Notes are priced in line with the trading levels of similar Verizon senior debt prior to the VZW Completion Date. The Verizon Loan Notes are subject to a period of lock-up limiting the sale of them by Vodafone prior to 1 January 2017, following which Vodafone will be able to sell up to $2.5 billion of the 8-year Verizon Loan Notes between 1 January 2017 and 30 June 2017, up to a further $2.5 billion of the Verizon Loan Notes between 1 January 2019 and 30 June 2019, and an unlimited amount from 30 June 2020.

Verizon Term Note

At completion of the VZW Transaction, Verizon will issue the Verizon Term Note to V4L. Under the terms of the Verizon Term Note, Verizon agrees to pay $250 million to V4L on the date which falls two years following the VZW Completion Date (the “Maturity Date”). V4L’s rights under the Verizon Term Note are subordinated to the prior payment of all amounts due and payable by Verizon at the Maturity Date on its current and future unsubordinated debt.

6.	Other terms

Verizon and Vodafone give customary representations, warranties, covenants and indemnities to each other under the VZW SPA, including indemnities relating to public documents produced by each party, certain indemnities relating to tax and other matters and mutual covenants to use their reasonable commercial endeavours to take the steps necessary to satisfy the conditions precedent to completion of the VZW Transaction.

In addition, Vodafone has agreed to indemnify Verizon for any losses actually incurred or suffered in connection with, arising out of or resulting from the Reorganisation (including taxes arising from the Reorganisation).

Vodafone’s liability to Verizon for breach of warranty terminates at completion of the VZW Transaction, except warranties relating to capacity, authority and instruction of brokers (which survive for 12 months after completion) and title and similar warranties relating to the US Group (which survive until 30 days after expiry of the applicable statute of limitations). Verizon’s liability to Vodafone for breach of warranty terminates at completion of the VZW Transaction, except warranties relating to capacity, authority and instruction of brokers (which survive for 12 months after completion). Claims by Vodafone or Verizon under the VZW SPA are subject to a de minimis level of $2 million (although certain specified types of claim are subject to a lower threshold of $250,000).

The VZW SPA also contains (i) an undertaking by Vodafone to procure that the US Group does not take certain specified actions (other than as required by law, contemplated by the VZW SPA or in connection with the Reorganisation) without Verizon’s consent; and (ii) an undertaking by Verizon to ensure that its business and that of its subsidiaries is run in all material respects in the ordinary course (other than as required by law or contemplated by the VZW SPA) up to completion of the VZW Transaction and that certain specified actions are not taken without Vodafone’s consent.

The Vodafone Italy Transaction

7.	Overview

Under the Vodafone Italy Agreement, VEBV, the current holder of 76.9 per cent. of Vodafone Italy, has agreed to purchase, and VBIHBV has agreed to sell, VBIHBV’s 23.1 per cent. stake in Vodafone Italy.

8.	Conditions and termination

The EU Commission granted its approval to completion of the Vodafone Italy Transaction on 29 October 2013. As a result, the only material outstanding conditions to completion of the Vodafone Italy Transaction are the satisfaction of the conditions to completion of the VZW Transaction and approval of the Vodafone Italy Transaction by Shareholders at the General Meeting.

While there are other conditions to completion of the Vodafone Italy Transaction, the Board does not consider these to be material. It is therefore expected that the Vodafone Italy Transaction will complete at the same time as the VZW Transaction.

If any of the outstanding conditions to completion of the Vodafone Italy Transaction were not satisfied at the time when the conditions to completion of the VZW Transaction were satisfied, the VZW Transaction would complete and the Vodafone Italy Transaction would complete when its conditions are subsequently satisfied. If such conditions are not satisfied by the date which falls two years from the VZW Completion Date, either VEBV or VBIHBV may terminate the Vodafone Italy Agreement and VEBV will not acquire the remaining interest in Vodafone Italy held by VBIHBV.

In the unlikely event that the Vodafone Italy Transaction does not complete at the same time as the VZW Transaction, VBIHBV will not be able to transfer its interest in Vodafone Italy to VEBV at that time. Instead, under the terms of the VZW SPA, Verizon will issue the Omnitel Note to V4L at completion of the VZW Transaction. The Omnitel Note will have a principal amount of $3.5 billion (being the value attributed to the 23.1 per cent. interest in Vodafone Italy held by VBIHBV), will be payable on maturity on the date which falls two years from the date of issue (the date of termination of the Vodafone Italy Agreement) and will accrue interest at the Omnitel Note Rate from the date which falls six months following the date of issue of the Omnitel Note. Accrued interest will be added to the principal amount of the Omnitel Note and be repayable on maturity. The Omnitel Note may be repaid (at Verizon’s election) in cash or in such number of Verizon Shares as is equal to the amount due under the Omnitel Note, based on the volume-weighted average price of such shares on the NYSE during the 20 Trading Days prior to the third Business Day prior to termination of the Omnitel Note, or in a combination of cash and Verizon Shares.

If the Vodafone Italy Transaction completes after the VZW Completion Date and prior to the Vodafone Italy Long-Stop Date, VBIHBV will transfer its 23.1 per cent. stake in Vodafone Italy to VEBV in exchange for the cancellation of the Omnitel Note. If the Vodafone Italy Agreement is terminated because its conditions are not fulfilled on the Vodafone Italy Long-Stop Date, the Omnitel Note will be repaid by Verizon in accordance with its terms.

The Vodafone Italy Agreement will automatically terminate if the VZW SPA is terminated in accordance with its terms prior to completion of the VZW Transaction.

9.	Other terms

VEBV and VBIHBV give customary representations, warranties, covenants and indemnities to each other under the Vodafone Italy Agreement.

VEBV and VBIHBV have also agreed to take such steps as are required to effect the conversion of Vodafone Italy from a public company under Dutch law (naanloze vennootschap) into a private company with limited liability under Dutch law (besloten vennootschap met beperkte aansprakelijkheid) such that it will take effect on or prior to 27 December 2013. VBIHBV has agreed to indemnify each of VEBV and Vodafone Italy for any tax liability which may be incurred by them as a result of such conversion.

PART VI – SUMMARY OF RIGHTS ATTACHING TO THE B SHARES, THE C SHARES

AND THE DEFERRED SHARES

SECTION 1

Rights and Restrictions Attaching to the B Shares

The following summarises the rights of the B Shares and the restrictions to which they are subject, which are reflected in the New Articles of Association of Vodafone.

1.	Income

The B Shares shall confer no right to participate in the profits of Vodafone.

2.	Capital

If Vodafone is wound up (but in no other circumstances involving a repayment of capital or distribution of assets to Shareholders whether by reduction of capital, redeeming or buying back shares or otherwise), the holders of B Shares will be entitled, before any payment to the holders of the New Ordinary Shares but after any payment to the holders of the Fixed Rate Shares, to repayment of the amount paid up or treated as paid up on the nominal value of each B Share. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by that holder of B Shares will be rounded down to the nearest whole cent.

The holders of B Shares will not have any other right to share in Vodafone’s surplus assets. If there is a winding-up as outlined in the paragraph above and there is not enough to pay the amounts due on the B Shares, the holder of the B Shares will share what is available in proportion to the amounts to which they would otherwise be entitled.

The B Shares shall rank pari passu with the C Shares as regards the sums received by them on a return of capital on a winding-up.

3.	Cancellation

Subject to the provisions of the Scheme, the Companies Acts and the New Articles of Association, the B Shares shall be cancelled upon the delivery of the Reduction Court Order to (or, if the Court so orders at the Second Court Hearing, registration by) the Registrar of Companies (the “Cancellation Time”).

On cancellation of a B Share, Vodafone shall be liable to distribute to each holder of B Shares an amount equal to the Cash Entitlement and the Verizon Consideration Share Entitlement for each B Share held by that holder of B Shares. Vodafone’s obligation to pay such amount to each holder of B Shares shall be discharged by:

(A)	the Company paying the Cash Entitlement to the holders of B Shares at the Distribution Record Time out of the capital available for distribution; and

(B)	Verizon issuing and delivering the Verizon Consideration Share Entitlement to the holders of B Shares at the Distribution Record Time.

4.	Attendance and voting at General Meetings

The holders of B Shares will receive notice of general meetings of Vodafone, and will be able to attend, speak and vote at such general meetings, only if a resolution is to be proposed at the general meeting to wind up Vodafone, in which case the holders of B Shares will receive notice of the general meeting and will have the right to attend, speak and vote on that resolution only.

If the holders of the B Shares are entitled to vote at a general meeting of Vodafone, each holder present in person or by proxy (or, being a company, by representative) will have one vote on a show of hands, and on a poll every holder who is present in person or by proxy (or, being a company, by a company representative) will have one vote for each fully paid B Share.

5.	Purchase of Shares

Vodafone will not require the sanction or the consent of the holders of B Shares for the purchase or redemption of shares of any class in Vodafone (including, without limitation, Fixed Rate Shares, New Ordinary Shares, B Shares, C Shares and/or Deferred Shares).

6.	Class Rights

Vodafone may from time to time issue new shares which have rights or restrictions attaching to them. The rights of the new shares can take priority over the rights of the B Shares. The issue of any such new shares will be in accordance with the rights attaching to the B Shares and will not involve a variation of those rights or require the consent of holders of the B Shares.

Vodafone may reduce the share capital paid up or treated as paid up on the B Shares in any way (in accordance with the Companies Act). Any such reduction will be in accordance with the rights attaching to the B Shares and will not involve a variation of those rights. Vodafone can reduce its capital (in accordance with the Companies Act) at any time without the consent of the holders of the B Shares including by paying to the holders of the B Shares the preferential amounts they are entitled to as set out in paragraph 2 above.

7.	Form

Subject to the provisions of the New Articles of Association which may be applicable, the B Shares shall be non-transferrable.

8.	Other

If the Capital Reductions are not confirmed by the Court by the date falling 21 Business Days following the issue of the B Shares, the B Shares shall automatically be reclassified as deferred B Shares (the “Deferred B Shares”). The Deferred B Shares will have with the same rights and restrictions as the Deferred Shares, which are summarised in Section 3 of this Part VI, but the nominal value of a Deferred B Share will be the same as the nominal value of a B Share rather than the nominal value of a Deferred Share.

SECTION 2

Rights and Restrictions Attached to the C Shares

The following summarises the rights of the C Shares and the restrictions to which they are subject, which are reflected in the New Articles of Association of Vodafone.

1.	Income

Subject to the provisions of the Scheme, the Companies Act and the New Articles of Association, the Special Dividend shall become due to each holder of C Shares at the Distribution Record Time to be satisfied and effected by:

(A)	the Company paying the Cash Entitlement to the holders of C Shares at the Distribution Record Time out of the profits available for distribution; and

(B)	Verizon issuing and delivering the Verizon Consideration Share Entitlement to the holders of C Shares at the Distribution Record Time.

The Special Dividend shall become payable at the Cancellation Time (as defined in Section 1 of this Part VI).

Each C Share in respect of which the Special Dividend is paid shall immediately thereupon be reclassified as a deferred share of $0.00001 in the capital of the Company, having the rights and being subject to the restrictions summarised in Section 3 of this Part VI (a “Deferred Share”).

The C Shares will not confer any other right to share in Vodafone’s profits.

2.	Capital

If Vodafone is wound up (but in no other circumstances involving a repayment of capital or distribution of assets to Shareholders whether by reduction of capital, redeeming or buying back shares or otherwise), the holders of C Shares will be entitled, before any payment to the holders of the New Ordinary Shares but after any payment to the holders of the Fixed Rate Shares, to payment of an amount equal to the amount paid up or treated as paid up on the nominal value of each B Share. The aggregate entitlement of each holder of C Shares on a winding-up in respect of all of the C Shares held by that holder of C Shares will be rounded down to the nearest whole penny.

The holders of C Shares will not have any other right to share in Vodafone’s surplus assets. If there is a winding-up and there is not enough to pay the amounts due on the C Shares, the holder of the C Shares will share what is available in proportion to the amounts to which they would otherwise be entitled.

The C Shares shall rank pari passu with the B Shares as regards the sums received by them on a return of capital on a winding-up.

3.	Attendance and voting at General Meetings

The holders of C Shares will receive notice of general meetings of Vodafone, and will be able to attend, speak and vote at such general meetings, only if a resolution is to be proposed at the general meeting to wind up Vodafone, in which case the holders of C Shares will receive notice of the general meeting and will have the right to attend, speak and vote on that resolution only.

If the holders of the C Shares are entitled to vote at a general meeting of Vodafone, each holder present in person or by proxy (or, being a company, by representative) will have one vote on a show of hands, and on a poll every holder who is present in person or by proxy (or, being a company, by a company representative) will have one vote for each fully paid C Share.

4.	Purchase of Shares

Vodafone will not require the sanction or the consent of the holders of C Shares for the purchase or redemption of shares of any class in Vodafone (including, without limitation, Fixed Rate Shares, New Ordinary Shares, B Shares, C Shares or Deferred Shares).

5.	Class Rights

Vodafone may from time to time issue new shares which have rights or restrictions attaching to them. The rights of the new shares can take priority over the rights of the C Shares. The issue of any such new shares will be in accordance with the rights attaching to the C Shares and will not involve a variation of those rights or require the consent of holders of the C Shares.

Vodafone may reduce the share capital paid up or treated as paid up on the C Shares in any way (in accordance with the Companies Act). Any such reduction will be in accordance with the rights attaching to the C Shares and will not involve a variation of those rights. Vodafone can reduce its capital (in accordance with the Companies Act) at any time without the consent of the holders of the C Shares including by paying to the holders of the C Shares the preferential amounts they are entitled to as set out in paragraph 2 above.

6.	Form

Subject to the provisions of the New Articles of Association which may be applicable, the C Shares shall be non-transferrable.

7.	Other

If the Capital Reductions are not confirmed by the Court by the date which falls 21 Business Days following the issue of the C Shares, the C Shares shall automatically be reclassified as Deferred Shares with the rights and restrictions set out in Section 3 of this Part VI.

SECTION 3

Rights and restrictions attaching to the Deferred Shares

The following summarises the rights of the Deferred Shares and the restrictions to which they are subject. These are reflected in the New Articles of Association.

1.	Income

The Deferred Shares will confer no right to share in Vodafone’s profits.

2.	Capital

(A)	If Vodafone is wound up (but in no other circumstances involving a repayment of capital or distribution of assets to Shareholders whether by reduction of capital, redeeming or buying back shares or otherwise), the holders of Deferred Shares will be entitled to the amount paid up or treated as paid up on the nominal value of each Deferred Share after:

(i)	first, paying to the holders of Fixed Rate Shares the amount paid up or treated as paid up on the nominal value of each Fixed Rate Share, together with any dividend, arrears of dividend or proportion of any dividend to which they are entitled under the New Articles of Association;

(ii)	secondly, paying to the holders of B Shares the amount paid up or treated as paid up on the nominal value of each B Share and paying to the holders of C Shares any outstanding entitlement to the Special Dividend immediately before the winding-up; and

(iii)	thirdly, paying to the holders of Ordinary Shares the amount paid up or treated as paid up on the nominal value of each Ordinary Share together with £100,000,000,000 on each Ordinary Share.

(B)	The holders of Deferred Shares have no further right to share in Vodafone’s surplus assets.

3.	Repurchase

Vodafone may, at any time (in accordance with the Companies Act and the provisions of the New Articles of Association) without prior notice, repurchase and cancel all Deferred Shares for a total price of not more than one cent for all Deferred Shares repurchased.

4.	Attendance and voting at general meetings

The holders of the Deferred Shares will not receive notice of any general meeting of Vodafone or be able to attend, speak or vote at any general meeting.

5.	Form

The Deferred Shares will not be listed on any stock exchange and no share certificates will be issued for the Deferred Shares. The Deferred Shares will not be transferable except in accordance with paragraph 7 below or with the written consent of the Directors.

6.	Class rights

(A)	Vodafone may from time to time issue new shares which have rights or restrictions attaching to them. The rights of the new shares can take priority over the rights of the Deferred Shares. The issue of any such new shares will be in accordance with the rights attaching to the Deferred Shares and will not involve a variation of those rights or require the consent of the holders of the Deferred Shares.

(B)	Vodafone may reduce the share capital paid up or treated as paid up on the Deferred Shares in any way (in accordance with the Companies Act). Any such reduction will be in accordance with the rights attaching to the Deferred Shares and will not involve a variation of those rights. Vodafone can reduce its capital (in accordance with the Companies Act) at any time without the consent of the holders of the Deferred Shares.

7.	Transfer and purchase

Vodafone may at any time (in accordance with the Companies Act) without the consent of the holders of the Deferred Shares:

(A)	appoint any person to sign (on behalf of the holders of the Deferred Shares) a transfer of all or any part of their holding to Vodafone or any other person the Directors decide (whether or not an officer of Vodafone), for a total price of not more than $0.01 for all Deferred Shares (and Deferred B Shares, if any) transferred, and without needing to account for such amount to any holder of Deferred Shares (or Deferred B Shares, if any); and

(B)	cancel any Deferred Shares purchased by Vodafone (in accordance with the Companies Act).

PART VII – FINANCIAL INFORMATION

1.	Verizon Wireless – Historical Financial Information(1),(2)

The financial information presented below in relation to Verizon Wireless has been extracted without material adjustment from the consolidation schedules that underlie the Group’s audited consolidated accounts for the financial years ended 31 March 2011, 2012 and 2013, and from the consolidation schedules that underlie the Group’s unaudited interim accounts for the financial period ended 30 September 2013.

H1 2014
£m
Income Statement:
Group share of profit for the financial period from discontinued operations(6)	3,191

Statement of financial position:
Assets held for sale from discontinued operations(6)	35,758

Statement of cash flows:
Tax distributions(4)	1,422
Income dividend(5)	2,067

Dividends received from investments	3,489

	2013	2012	2011
	£m	£m	£m
Income Statement:
Group share of profit for the financial year	6,422	4,867	4,513

Statement of financial position:
Investment in associates(3)	38,373	34,880	33,664

Statement of cash flows:
Tax distributions(4)	2,389	965	1,024
Income dividend(5)	2,409	2,855	—

Dividends received from investments	4,798	3,820	1,024

(1)	Verizon Wireless is the trading name of Cellco Partnership, in which Vodafone has an indirect 45 per cent. ownership interest through the US Group.
(2)	The Group accounts for its interest in Verizon Wireless using the equity method.
(3)	Includes Vodafone’s share of net assets in Verizon Wireless, together with attributable goodwill.
(4)	Specific distributions made by Cellco Partnership to its partners based on the taxable income of Verizon Wireless.
(5)	Distributions (other than tax distributions) by Verizon Wireless as agreed from time to time by the board of Verizon Wireless.
(6)	Following the announcement of the VZW Transaction on 2 September 2013, Vodafone reclassified its investment in VZW as an asset held for sale and presented our share of profit within discontinued operations.

2.	Vodafone Italy – Unaudited condensed consolidated financial statements

Consolidated income statement

	Note	Six months ended 30 September 2013
		€m
Revenue		3,384
Cost of sales		(2,104)

Gross profit		1,280
Selling and distribution expenses		(221)
Administrative expenses		(586)

Operating profit		473
Investment income		1
Financing costs		(12)

Profit before taxation		462
Income tax expense	2	(107)

Profit for the financial period attributable to equity shareholders		355

Consolidated statement of comprehensive income

Six months ended 30 September 2013
€m
Profit for the financial period	355

Total comprehensive income for the financial period attributable to equity shareholders	355

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated statement of financial position

	30 September 2013
	€m	£m
Non-current assets
Goodwill	288	241
Other intangible assets	2,967	2,481
Property, plant and equipment	2,287	1,912
Other investments	1	1
Deferred tax assets	234	196
Trade and other receivables	119	99

	5,896	4,930

Current assets
Inventory	107	89
Trade and other receivables	2,038	1,705
Cash and cash equivalents	17	14

	2,162	1,808

Total assets	8,058	6,738

Equity
Share capital	2,305	1,927
Treasury shares	(3,753)	(3,138)
Accumulated comprehensive income	6,049	5,058

Total equity	4,601	3,847

Non-current liabilities
Post employment benefits	66	55
Provisions	39	33
Trade and other payables	99	83

	204	171

Current liabilities
Short-term borrowings	407	340
Taxation liabilities	29	24
Provisions	99	83
Trade and other payables	2,718	2,273

	3,253	2,720

Total equity and liabilities	8,058	6,738

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

	Share Capital	Treasury shares	Accumulated comprehensive income	Total equity
	€m	€m	€m	€m
1 April 2013	2,305	(3,753)	5,707	4,259
Capital contribution relating to share-based payment	—	—	7	7
Contribution paid in relation to share-based payment	—	—	(20)	(20)
Comprehensive income	—	—	355	355

30 September 2013	2,305	(3,753)	6,049	4,601

Consolidated statement of cash flows

	Note	Six months ended 30 September 2013
		€m
Net cash flow from operating activities	3	884

Cash flows from investing activities
Purchase of tangible assets		(327)
Purchase of intangible assets		(97)
Interest received		1

Net cash flow from investing activities		(423)

Cash flows from financing activities
Repayment of borrowings	4	(459)
Interest paid		(9)

Net cash flow from financing activities		(468)

Net cash flow		(7)
Cash and cash equivalents at beginning of the financial period		24

Cash and cash equivalents at end of the financial period		17

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1.	Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2013:

•	comprise the consolidated financial statements of Vodafone Omnitel N.V. and its 100 per cent. owned subsidiaries, Vodafone Gestioni S.p.A. and Vodafone Servizi e Tecnologie S.r.l., (together “Vodafone Italy” or the “Group”) and were extracted without material adjustment from the consolidation schedules used by Vodafone Group Plc in the preparation of its Half Year Report for the six months ended 30 September 2013;

•	apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Vodafone Group Plc consolidated financial statements for the year ended 31 March 2013. The Vodafone Group Plc consolidated financial statements for the year ended 31 March 2013 were prepared in accordance with IFRS as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (“EU”) and Article 4 of the EU IAS Regulations; and

•	include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Amounts in the unaudited condensed consolidated financial statements are stated in euro (€), the functional currency of the country in which Vodafone Italy operates. The translation into pounds sterling of the consolidated statement of financial position as of 30 September 2013 is for convenience only and has been made at a rate of €1.1960: £1. This translation should not be construed as a representation that the euro amounts actually represented have been, or could be, converted into pounds sterling at this or any other rate.

2.	Taxation

Six months ended 30 September 2013
€m
Current tax expense:
Current year	(246)
Adjustments in respect of prior years	15

Total current tax expense	(231)

Deferred tax expense/(income):
Deferred tax on origination and reversal of temporary differences	124

Total deferred tax income	124

Total income tax expense	(107)

3.	Reconciliation of net cash flow from operating activities

Six months ended 30 September 2013
€m
Profit for the financial period	355
Adjustments for:
Share-based payments	(13)
Depreciation and amortisation	571
Loss on disposal of property, plant and equipment	3
Investment income	(1)
Financing costs	12
Income tax expense	107
Decrease in inventory	12
Increase in trade and other receivables	(91)
Increase in trade and other payables	97

Cash generated by operations	1,052
Tax paid	(168)

Net cash flow from operating activities	884

4.	Repayment of borrowings

During the period, Vodafone Italy repaid €459 million in relation to its funding loan from Vodafone Group Plc.

5.	Related party transactions

Vodafone Italy’s related parties include its joint ultimate owners, Vodafone Group Plc and Verizon Communications Inc., together with its pension schemes, directors and executive committee members.

Related party transactions with the Vodafone Group primarily comprise fees for the use of products and services including network airtime and access charges, and financing arrangements.

No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements, except as disclosed below.

	Six months ended 30 September 2013
	Sales of goods and services	Purchases of goods and services	Net interest charge
	€m	€m	€m
Vodafone Group	80	207	10

	30 September 2013
	Trade balances receivable	Trade balances payable	Financing balances payable
	€m	€m	€m
Vodafone Group	35	285	407

In the six months ended 30 September 2013 Vodafone Italy made contributions to defined benefit pension schemes of €9 million.

6.	Other matters

6.1	Seasonality or cyclicality of interim operations

Vodafone Italy’s financial results have not, historically, been subject to significant seasonal trends.

6.2	Vodafone Italy Litigation

Vodafone Italy is currently, and may be from time to time, involved in a number of legal proceedings including inquiries from, or discussions with, governmental authorities that are incidental to its operations. However, save as disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial position or profitability of Vodafone Italy.

(A)	British Telecom (Italy)

In June 2010, BT Italy commenced an action for damages of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period 1999 to 2007. This same issue was investigated by the Italian competition authority in 2005 and settled on the basis of undertakings given by Vodafone Italy in 2007. This civil damages claim is a follow-on action by BT Italy. A technical expert report commissioned by the court supports Vodafone Italy’s position that there was no abuse of dominant position and estimates, if the court nevertheless finds there was abuse, that damages should be in the range of €5.6 million to €17.3 million rather than the €280 million claimed by BT Italy.

(B)	Wind

In April 2011, Wind commenced an action against Vodafone Italy for damages of €174 million for alleged violation of mobile number portability obligations which Wind claims has caused it competitive injury. A technical expert report commissioned by the court estimates damages should be in the range of €47 million to €61 million rather than the €174 million claimed by Wind.

(C)	FASTWEB

In December 2010, FASTWEB commenced an action against Vodafone Italy for damages of €143 million for abuse of dominant position arising from the alleged application by Vodafone Italy of higher termination rates than those given to Vodafone Italy’s commercial affiliates. The damages claimed were subsequently increased to €360 million. This is a follow-on damages claim after the Italian Competition Authority’s investigation in 2005 in relation to which Vodafone Italy entered into undertakings in 2007. A technical expert commissioned by the court has produced a draft report which will be discussed at the next hearing. Vodafone Italy believes this claim to be grossly inflated.

(D)	Vodafone Italy claim against Telecom Italia

In May 2013, the Italian Competition Authority imposed a €100 million fine on Telecom Italia for abuse of its dominant position. On 1 August 2013, Vodafone Italy and TeleTu (Vodafone Italy’s subsidiary for fixed line services) filed in the Court of Milan a civil action against Telecom Italia for approximately €1 billion in damages to compensate Vodafone Italy and TeleTu for the anti-competitive strategy adopted by Telecom Italia in the fixed line market in the last five years (2008 – June 2013). These civil actions are, in part, follow-on claims to the Competition Authorities decision against Telecom Italia. Telecom Italia will be required to file a defence by 24 December 2013. The first hearing is set for 14 January 2014.

(E)	Eutelia

In June 2008, Eutelia (a fixed line and internet operator) filed an action for damages for alleged abuse of dominant position in the wholesale market for mobile termination against Vodafone Italy. This is a follow-on damages claim after the Italian Competition Authority’s investigation in 2005 in relation to which Vodafone Italy entered into undertakings in 2007. Eutelia is claiming damages of €20 million for the higher prices it paid to Vodafone Italia and €20 million for loss of profit. The court has ordered that a report be prepared and filed by a technical expert.

(F)	Telecom Italia claim against Vodafone Italy

In February 2012, Telecom Italia commenced an action for damages of €101 million arising from alleged anti-competitive effects of retention activities of TeleTu. The court has decided not to appoint a technical expert to provide an opinion to the court. The last hearing was held on 6 November 2013 when final submissions were made by the parties.

7.	Subsequent events

There have been no material events between 30 September 2013 and 6 December 2013, the last practicable date prior to the publication of this Circular.

PART VIII – UNAUDITED PRO FORMA INFORMATION

SECTION A – UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF THE RETAINED GROUP

The unaudited pro forma statement of net assets of the Group set out below has been prepared to illustrate the effect of the VZW Transaction, the Vodafone Italy Transaction and the Return of Value on the net assets of the Group. It has been compiled using the Group’s unaudited consolidated balance sheet as at 30 September 2013, adjusted to illustrate the pro forma effect of the VZW Transaction, the Vodafone Italy Transaction and the Return of Value as if they had occurred at that date. The unaudited pro forma statement of net assets has been prepared in a manner consistent with the accounting policies that will be applied in preparing the Group’s financial statements for the year ending 31 March 2014, on the basis set out in the notes below, and in accordance with the requirements of item 20.2 of Annex I and items 1 to 6 of Annex II to the Prospectus Directive Regulation as applied by Listing Rule 13.3.3R.

The unaudited pro forma statement of net assets has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and therefore does not represent the Group’s actual financial position or results.

Shareholders should read the whole of this Circular and not rely solely on the summarised financial information contained in this Part VIII. The Accountant’s report on the unaudited pro forma statement of net assets is set out in this Part VIII of this Circular.

Unaudited pro forma statement of net assets

		Adjustments
	Vodafone Group Plc 30 Sept 2013(1)	Italy(2a)	Italy(2b)	Italy(2c)	VZW(3)	VAI(4)	Sale(5)	Capital Return	Pro forma Retained Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Goodwill	23,537	—	241	4,738	—	—	2,161	—	30,677
Other intangible assets	17,773	—	2,481	—	—	—	—	—	20,254
Property, plant and equipment	16,150	—	1,912	—	—	—	—	—	18,062
Investment in associates	8,637	(8,585)	—	—	—	—	—	—	52
Other investments(6)	726	—	1	—	—	—	39,859	(36,771)	3,815
Deferred tax assets	20,239	—	196	—	—	—	—	—	20,435
Post-employment benefit	57	—	—	—	—	—	—	—	57
Trade and other receivables	3,509	—	99	—	—	—	—	—	3,608

Non-current assets	90,628	(8,585)	4,930	4,738	—	—	42,020	(36,771)	96,960

Inventory	518	—	89	—	—	—	—	—	607
Taxation recoverable	327	—	—	—	—	—	—	—	327
Trade and other receivables	8,185	—	1,705	(643)	—	—	—	—	9,247
Other investments	4,389	—	—	—	—	—	—	—	4,389
Cash and cash equivalents(7)	5,620	—	14	—	—	—	36,363	(14,752)	27,245
Assets classified as held for sale	35,836	—	—	—	(35,758)	—	—	—	78

Current assets	54,875	—	1,808	(643)	(35,758)	—	36,363	(14,752)	41,893

Total assets	145,503	(8,585)	6,738	4,095	(35,758)	—	78,383	(51,523)	128,853

Long-term borrowings	21,991	—	—	—	—	—	—	—	21,991
Taxation liabilities	50	—	—	—	—	—	—	—	50
Deferred tax liabilities	3,774	—	—	—	—	—	(2,957)	—	817
Post-employment benefits	589	—	55	—	—	—	—	—	644
Provisions	807	—	33	—	—	—	—	—	840
Trade and other payables	1,276	—	83	—	—	—	—	—	1,359

Non-current liabilities	28,487	—	171	—	—	—	(2,957)	—	25,701

Short-term borrowings	12,001	—	340	(340)	—	—	—	—	12,001
Taxation liabilities	817	—	24	—	—	—	2,957	—	3,798
Provisions	717	—	83	—	—	—	—	—	800
Trade and other payables	11,911	—	2,273	(303)	—	—	—	—	13,881
Total liabilities associated with assets held for sale	7,476	—	—	—	—	(7,476)	—	—	—

Current liabilities	32,922	—	2,720	(643)	—	(7,476)	2,957	—	30,480

Total liabilities	61,409	—	2,891	(643)	—	(7,476)	—	—	56,181

Net Assets	84,094	(8,585)	3,847	4,738	(35,758)	7,476	78,383	(51,523)	82,672

(1)	The consolidated net assets of the Group have been extracted, without material adjustment, from the unaudited historical financial statements of the Group for the six months ended 30 September 2013.
(2)	These adjustments relate to the acquisition of the remaining 23.1 per cent. interest in Vodafone Italy as follows:

(2a)	Elimination of the equity accounted investment in associates extracted, without material adjustment, from the consolidation schedules of the Group.
(2b)	Consolidation of 100 per cent. of Vodafone Italy as extracted, without material adjustment, from the financial information on Italy set out in Part VII of this document.
(2c)	Elimination of balances between Vodafone and 100 per cent. of Vodafone Italy as extracted from the consolidation schedules of the Group.

(3)	The VZW adjustments relate to the disposal of Vodafone’s 45 per cent. interest in VZW and have been extracted, without material adjustment, from the financial information on VZW set out in Part VII of this document.
(4)	As described in the Chairman’s letter in Part I of this document, the VAI adjustment relates to the liabilities held by VAI to be transferred to Verizon, extracted, without material adjustment, from the consolidation schedules of the Group.

(5)	Adjustment to goodwill relates to the excess of the purchase price for the remaining interest in Vodafone Italy ($3.5 billion or £2.2 billion) over the book value of the assets acquired (£0.9 billion). For the purposes of this pro forma, all of the excess purchase price has been allocated to goodwill. No account has been taken of any fair value adjustments which will need to be made as part of the actual accounting for the Italy acquisition. Further, no gain or loss has been recognised as a result of the revaluation of the Group’s existing interest in Vodafone Italy. US$ amounts have been translated at an exchange rate of £1 = $1.6194, the closing rate prevailing on 30 September 2013.
(6)	Adjustment to other investments relates to the Verizon Consideration Shares and Verizon Loan Notes to be issued as part of the VZW Transaction of $64.5 billion (£39.9 billion), net of the stock distribution of $59.5 billion (£36.8 billion). The value of the Verizon Consideration Shares is calculated using a price of $46.67, being the share price prevailing on 30 September 2013. This will differ from the share price when the Verizon Consideration Shares are issued to Shareholders. Part III of this document explains how the value of the Verizon Consideration Shares to be issued following the VZW Completion Date will be derived. US$ amounts have been translated at an exchange rate of £1 = $1.6194, the closing rate prevailing on 30 September 2013.
(7)	Adjustment to cash and cash equivalents comprises sales proceeds of $58.9 billion (£36.4 billion) net of the proposed distribution of $23.9 billion (£14.8 billion), as explained in Part III of this document. US$ amounts have been translated at an exchange rate of £1 = $1.6194, the closing rate prevailing on 30 September 2013.
(8)	The unaudited pro forma statement of net assets does not reflect any trading results or other transactions undertaken by the Group since 30 September 2013.

SECTION B: Accountant’s Report in respect of the Unaudited Pro Forma statement of net assets of the Retained Group

The Board of Directors

on behalf of Vodafone Group Plc

The Connection

Newbury

Berkshire RG14 2FN

Goldman Sachs International Ltd

Peterborough Court

133 Fleet St

London EC4A 2BB

UBS Limited

1 Finsbury Avenue

London EC2M 2PP

10 December 2013

Dear Sirs,

Vodafone Group Plc (the “Company”)

We report on the unaudited pro forma statement of net assets of the Retained Group (the “Pro forma statement of net assets”) set out in Part VIII of the Class 1 circular dated 10 December 2013 (the “Investment Circular”), which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies to be used by the Company in preparing the financial statements for the period ending 31 March 2014. This report is required by Annex I item 20.2 of Commission Regulation (EC) No 809/2004 (the “Prospectus Directive Regulation”) as applied by Listing Rule 13.3.3R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Pro forma statement of net assets in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation as applied by Listing Rule 13.3.3R.

It is our responsibility to form an opinion, in accordance with Annex I item 20.2 of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma statement of net assets and to report that opinion to you in accordance with Annex II item 7 of the Prospectus Directive Regulation as applied by Listing Rule 13.3.3R.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary Shareholders as a result of the inclusion of this report in the Investment Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R (6), consenting to its inclusion in the Investment Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma statement of net assets, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma statement of net assets with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma statement of net assets has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a)	the Pro forma statement of net assets has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully,

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

SECTION C: UNAUDITED PRO FORMA STATEMENT OF ADJUSTED OPERATING PROFIT AND FREE CASH FLOW GUIDANCE

The unaudited pro forma statement of adjusted operating profit (“AOP”) and free cash flow guidance (the “Revised Guidance”) set out below has been compiled on the basis set out in the notes below to illustrate the effect of the proposed Transactions on the unaudited guidance in respect of the Group’s consolidated AOP and free cash flow for the year ending 31 March 2014, issued by the Company in its annual report for the year ended 31 March 2013 (the “Original Guidance”), as if the Transactions had completed on 1 April 2013. The Original Guidance is not historical financial information but, by its nature, relates to future events and circumstances and is, therefore, uncertain. The unaudited Revised Guidance, which has been produced for illustrative purposes only, by its nature addresses a hypothetical situation and, therefore, does not represent the Retained Group’s actual AOP or free cash flow.

The unaudited Revised Guidance has been prepared in a manner consistent with the accounting policies that will be applied in preparing the Group’s financial statements for the year ending 31 March 2014, on the basis set out in the notes below, and in accordance with the requirements of Annex II to the Prospectus Directive Regulation as applied by Listing Rule 13.3.3R, and for the purposes of this Circular, as applied by the UK Listing Authority.

Revised Guidance

		Adjustments
	Original Guidance for the year ending 31 March 2014 £bn(1)	Excluding results relating to VZW £bn(2)	Including additional 23% of Italy £bn(3)	Impact of joint venture accounting £bn(4)	Revised Guidance for the year ending 31 March 2014 £bn
Adjusted operating profit	12.0–12.8	(7.0–8.0)	0.3	(0.2)	Around 5
Free cash flow	Around 7.0	(3.0)	0.2	0.2	4.5–5.0

Notes

(1)	The Original Guidance has been extracted, without material adjustment, from the annual report of the Group for the year ended 31 March 2013. The Original Guidance reflected the Company’s expectations for the year ending 31 March 2014, based on the Board-approved detailed budget for the year and expected foreign exchange rates (including of £1:A1.17, £1:$1.52, £1:INR84.9 and £1:ZAR14.3). The Original Guidance is not historical financial information but, by its nature, relates to future events and circumstances and is, therefore, uncertain. The Original Guidance was based on the accounting policies used in the Group’s audited annual accounts for the year ended 31 March 2013. Part IX of this Circular contains further details of the assumptions that underlie the Original Guidance.
(2)	The VZW adjustments reflect the disposal of Vodafone’s indirect 45 per cent. interest in VZW, removing the forecast AOP and free cash flow attributed to VZW for the year ending 31 March 2014.
(3)	These adjustments reflect the forecast increase in AOP and free cash flow attributable to the purchase of the remaining 23% interest in Vodafone Italy.
(4)	Adjustment to reflect the impact of equity accounting for the Group’s joint ventures (principally Vodafone Hutchison Australia, Fiji and Indus Towers), consistent with IFRS 11 to be adopted in the Group’s annual accounts for the year ending 31 March 2014.
(5)	No adjustment has been made for the acquisition of Kabel Deutschland Holding AG, which completed on 14 October 2013.

SECTION D: Accountant’s Report in respect of the unaudited Pro forma statement of adjusted operating profit and free cash flow guidance

The Board of Directors

on behalf of Vodafone Group Plc

The Connection

Newbury

Berkshire RG14 2FN

Goldman Sachs International Ltd

Peterborough Court

133 Fleet St

London EC4A 2BB

UBS Limited

1 Finsbury Avenue

London EC2M 2PP

10 December 2013

Dear Sirs,

Vodafone Group Plc (the “Company”)

We report on the pro forma statement of adjusted operating profit (“AOP”) and free cash flow guidance (the “Revised Guidance”) set out in Part VIII, Section C of the Class 1 circular dated 10 December 2013 (the “Investment Circular”), which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the Transactions might have affected the unaudited guidance in respect of the Group’s consolidated AOP and free cash flow for the year ending 31 March 2014, issued by the Company in its annual report for the year ended 31 March 2013 (the “Original Guidance”), as if the Transactions had completed on 1 April 2013, presented on the basis of the accounting policies to be used by the Company in preparing the financial statements for the year ending 31 March 2014. This report is required by Annex II item 7 of Commission Regulation (EC) No 809/2004 (the “Prospectus Directive Regulation”) as applied by Listing Rule 13.3.3R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Revised Guidance in accordance with the requirements of Annex II to the Prospectus Directive Regulation as applied by Listing Rule 13.3.3R, and for the purposes of this Investment Circular, as applied by the UK Listing Authority.

It is our responsibility to form an opinion as to the proper compilation of the Revised Guidance and to report that opinion to you in accordance with Annex II item 7 of the Prospectus Directive Regulation as applied by Listing Rule 13.3.3R, and for the purposes of this Investment Circular, as applied by the UK Listing Authority.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary Shareholders as a result of the inclusion of this report in the Investment Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R (6), consenting to its inclusion in the Investment Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Revised Guidance, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the Original Guidance with the source documents, considering the evidence supporting the adjustments and discussing the Revised Guidance with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Revised Guidance has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a)	the Revised Guidance has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

PART IX – PROFIT GUIDANCE

1.	Original Guidance

In its results for the 2013 financial year, Vodafone stated in its Original Guidance that it expected Group AOP for the 2014 financial year to be in the range of £12.0 billion to £12.8 billion and free cash flow to be approximately £7.0 billion (including the £2.1 billion VZW dividend due in June 2013). The Original Guidance did not take into account the impact of the Transactions. In addition, on a statutory basis, the Group’s financial results for the 2014 financial year will include the contribution of VZW up to the date of the announcement of the VZW Transaction on 2 September 2013 and will include the additional 23.1 per cent. of Vodafone Italy only from completion of the Vodafone Italy Transaction, and will therefore not be representative of performance.

The underlying performance assumptions of the business used when setting the Original Guidance, which are set out below in the paragraph headed “Assumptions”, remain unchanged. Accordingly, if the Transactions do not complete, the Company believes that the Original Guidance, based on the original assumptions, remains appropriate in respect of the Group.

2.	Revised Guidance

On 2 September 2013 and in its half-yearly results announcement of 12 November 2013, Vodafone provided the Revised Guidance for the 2014 financial year, which excluded Verizon Wireless and included 100 per cent. of Vodafone Italy for the whole year, assuming the Transactions had completed on 1 April 2013. The Revised Guidance was provided on this basis to enable comparability with guidance the Group may provide in respect of future financial years assuming that Shareholders vote in favour of the Transactions. The Revised Guidance also reflected equity accounting for the Group’s remaining joint ventures (principally Vodafone Hutchison Australia, Fiji and Indus Towers) consistent with the new IFRS requirements which apply to the Group for the 2014 financial year. In all other material respects, the assumptions used when setting the Original Guidance (which are set out below in the paragraph headed “Assumptions”), including the underlying performance assumptions of the business, remain unchanged.

On this basis, Vodafone announced on 12 November 2013 that the Group was on target to deliver AOP of around £5 billion and free cash flow of £4.5 to £5.0 billion for the 2014 financial year. Our latest view of the likely overall business performance for the remainder of the 2014 financial year is consistent with that we held when we issued the Revised Guidance on 2 September 2013 and confirmed it on 12 November 2013. This Revised Guidance as to expected AOP and free cash flow for the 2014 financial year, therefore, remains unchanged.

The table set out in Section C of Part VIII of this Circular reflects the bridge between the Original Guidance and the Revised Guidance.

2.1	Basis of preparation

The Original Guidance reflected the Company’s expectations for the year ending 31 March 2014, based on the Board-approved detailed budget for that year, the assumptions described below and the accounting policies used in the Group’s audited annual accounts for the year ended 31 March 2013.

The Revised Guidance is based on the unaudited management accounts of the Group for the period 1 April 2013 to 30 September 2013 and on management forecasts for the six months to 31 March 2014. The Revised Guidance is in all material respects based on the same assumptions as the Original Guidance provided in May 2013, save that: (i) it excludes VZW for the full 2014 financial year; (ii) it includes 100 per cent. of Vodafone Italy for the full 2014 financial year; and (iii) it reflects the effect of the accounting policies which will apply to the Group for the 2014 financial year based on changes to IFRS, including equity accounting for the Group’s remaining joint ventures (principally Vodafone Hutchison Australia, Fiji and Indus Towers).

The actual results reported may be affected by revisions required due to changes in circumstances and the impact of unforeseen events.

2.2	Use of AOP rather than Profit Before Tax (“PBT”) for the guidance

Group AOP excludes non-operating income of associates, impairment losses and other income and expense. The Directors believe that it is both more useful and necessary to provide a guidance in relation to AOP rather than PBT for the following reasons:

(A)	AOP is the primary measure used for internal performance reporting; and

(B)	AOP is recognised and understood by the investor community and is useful in connection with discussion with investment analysts and debt rating agencies.

2.3	Assumptions

The Original Guidance and the Revised Guidance are provided at fixed foreign exchange rates (including of £1:A1.17, £1:$1.52, £1:INR84.9 and £1:ZAR14.3). They each exclude the impact of Project Spring.

The following principal assumptions are applicable to the preparation of the Original Guidance.

(A)	Factors outside the influence or control of the Directors

(i)	There will be no material change in legislation or regulatory requirements affecting the Group’s operations.

(ii)	There will be no fundamental structural change to the eurozone.

(iii)	There will be no material changes to global trading and economic conditions from those which are currently prevailing and/or anticipated by the Directors that would cause a material change in levels of demand.

(B)	Factors within the influence or control of the Directors

(i)	There will be no acquisitions or disposals by the Group that will have a material impact on the results. The impact of the Transactions has not been reflected, nor has the acquisition of Kabel Deutschland Holding AG.

(ii)	Licence and spectrum purchases, material tax settlement related payments and restructuring costs have been excluded.

The Revised Guidance is based on all the factors in paragraphs 2.3(A) and 2.3(B)(ii) above. In addition, the following assumptions apply to the preparation of the Revised Guidance:

(A)	Factors outside the influence or control of the Directors

(i)	The Revised Guidance excludes the impact of purchase accounting adjustments on the Vodafone Italy Transaction.

(B)	Factors within the influence, or control of the Directors

(i)	The Revised Guidance assumes that the Transactions completed on 1 April 2013 and, therefore, excludes VZW and includes 100 per cent. of Vodafone Italy for the whole year.

(ii)	Other than the Transactions, there will be no acquisitions or disposals by the Group that will have a material impact on the results. The impact of the acquisition of Kabel Deutschland Holding AG has not been reflected.

(iii)	Equity accounting has been used for the Group’s joint ventures (principally Vodafone Hutchison Australia, Fiji and Indus Towers) consistent with IFRS 11 to be adopted in the annual accounts for the 2014 financial year.

2.4	Directors’ statement

The Company confirms that the Original Guidance has been properly compiled on the basis of the assumptions stated and that the basis of accounting is consistent with the accounting policies used in the Company’s financial statements for the year ending 31 March 2013.

The Company confirms that the Revised Guidance has been properly compiled on the basis of the assumptions stated and that the basis of accounting is consistent with the accounting policies to be used in the Company’s financial statements for the year ending 31 March 2014.

PART X – TAXATION

SECTION 1

United Kingdom taxation

The following comments do not constitute tax advice, are intended only as a guide to current United Kingdom law and HM Revenue and Customs’ (“HMRC’s”) published practice (which are both subject to change at any time, possibly with retrospective effect) and assume that the Return of Value is carried out by means of a B/C share scheme and pursuant to the Scheme of Arrangement. They relate only to certain limited aspects of the United Kingdom taxation treatment of Shareholders and are intended to apply only to Shareholders who are resident only in the United Kingdom for United Kingdom tax purposes (unless the context requires otherwise) and to whom split-year treatment does not apply and who are and will be the absolute beneficial owners of their Ordinary Shares, New Ordinary Shares, B Shares, C Shares, Deferred Shares or Verizon Consideration Shares (as the case may be) and who hold, and will hold, them as investments (and not as securities to be realised in the course of a trade) and who hold, and will hold, less than 10 per cent. of each class of share issued by Verizon. They are not exhaustive and may not apply to certain Shareholders, such as dealers in securities, broker dealers, insurance companies and collective investment schemes, Shareholders who are exempt from taxation and Shareholders who have (or are deemed to have) acquired their Ordinary Shares by virtue of an office or employment. Such persons may be subject to special rules. The position may be different for future transactions and may alter between the date of this document and the implementation of the Return of Value.

For the purposes of this Part X, except in relation to the comments in paragraph 6 below or where the context requires otherwise, references to Verizon Consideration Shares include references to Verizon CDIs.

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult an appropriate professional adviser.

1.	Shareholders subject to the Income Option (C Shares)

Taxation of chargeable gains

For the purposes of the United Kingdom taxation of capital gains and corporation tax on chargeable gains (“CGT”):

(A)	the issue of the B Shares and the C Shares, the issue of the Verizon Consideration Shares, the Share Consolidation and the reclassification of the C Shares as Deferred Shares should each be treated as a reorganisation of the Company’s share capital;

(B)	the combined effect should be that a Shareholder’s resultant holding of New Ordinary Shares, Verizon Consideration Shares and Deferred Shares should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Ordinary Shares held by that Shareholder prior to the issue of the B Shares and C Shares;

(C)	further, each Shareholder holding C Shares should be treated as having given, on the Scheme Effective Date, additional consideration for that resultant holding equal to the amount of the Special Dividend which is paid in respect of that Shareholder’s C Shares in Verizon Consideration Shares (i.e. not including the amount paid in cash). That amount should be equal to the market value of those Verizon Consideration Shares on the Scheme Effective Date (the sterling-equivalent of which, where relevant, should be found using the exchange rate prevailing on the Scheme Effective Date);

(D)	each Shareholder’s aggregate CGT base cost in his holding of New Ordinary Shares, Verizon Consideration Shares and Deferred Shares, being equal to his base cost in his holding of Ordinary Shares prior to the issue of the B Shares and C Shares plus the additional consideration referred to in paragraph 1(C) above, should fall to be apportioned by reference to the respective market values of the shares of each such class on the first day of listing of the New Ordinary Shares (which is expected to be the Trading Day immediately following the Scheme Effective Date). Since the market value of the Deferred Shares on that day should be negligible, this should mean that the aggregate base cost is apportioned between the Shareholder’s New Ordinary Shares and Verizon Consideration Shares by reference to the respective market values of those shares on that day; and

(E)	the sale, on behalf of relevant Shareholders, of fractional entitlements to Verizon Consideration Shares (where applicable) should generally not constitute a part disposal for CGT purposes. Instead, the amount of any payment received by the Shareholder in respect of that sale will be deducted from the base cost of the Verizon Consideration Shares. If the amount of any payment received exceeds the Shareholder’s base cost in the relevant shares, that will give rise to a part disposal of those shares for CGT purposes. However, the Shareholder may elect (in effect) for the excess to be treated as a capital gain and to give up any basis he has in the relevant shares.

Taxation of income

The tax treatment of the Special Dividend (including the part thereof that is satisfied by the issue of Verizon Consideration Shares) should be the same as that of any other dividend paid by the Company. Accordingly, the tax treatment of a Shareholder in respect of the Special Dividend paid in respect of a C Share should be the same as if that Shareholder had received a cash dividend of an amount equal to the Cash Entitlement received and the market value of the Verizon Consideration Share Entitlement in respect of that C Share. The market value of the Verizon Consideration Share Entitlement received should for these purposes be calculated on the Scheme Effective Date.

That tax treatment is as summarised below.

General

There is no United Kingdom withholding tax on dividends paid by the Company.

Individual Shareholders within the charge to United Kingdom income tax

When the Company pays a dividend to a Shareholder who is an individual resident (for United Kingdom tax purposes) in the United Kingdom, the Shareholder will be entitled to a tax credit equal to one-ninth of the amount or value of the dividend received (that amount or value being, in the case of the Special Dividend, an amount equal to the market value of the Verizon Consideration Share Entitlement (on the Scheme Effective Date) plus the Cash Entitlement). The dividend received plus the related tax credit (the “gross dividend”) will be part of the Shareholder’s total income for United Kingdom income tax purposes and will, generally, be regarded as the top slice of that income. However, in calculating the Shareholder’s liability to income tax in respect of the gross dividend, the tax credit (which equates to 10 per cent. of the gross dividend) is set off against the tax chargeable on the gross dividend.

Basic Rate Taxpayers

In the case of a Shareholder who is liable to income tax at the basic rate only, the Shareholder will be subject to tax on the gross dividend at the rate of 10 per cent. The tax credit will, in consequence, satisfy in full the Shareholder’s liability to income tax on the gross dividend.

Higher Rate Taxpayers

To the extent that, after taking into account the Shareholder’s other taxable income, the gross dividend falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax, the Shareholder will be subject to tax on the gross dividend at the rate of 32.5 per cent. This means that the tax credit will satisfy only part of the Shareholder’s liability to income tax on the gross dividend, so that to that extent the Shareholder will have to account for income tax equal to 22.5 per cent. of the gross dividend (which equates to 25 per cent. of the dividend received). For example, assuming the entire gross dividend falls above the higher rate threshold and below the additional rate threshold, a dividend of £90 from the Company would represent a gross dividend of £100 (after the addition of the tax credit of £10) and the Shareholder would be required to account for income tax of £22.50 on the dividend, being £32.50 (i.e. 32.5 per cent. of £100) less £10 (the amount of the tax credit).

Additional Rate Taxpayers

To the extent that, after taking into account the Shareholder’s other taxable income, the gross dividend falls above the threshold for the additional rate of income tax, the Shareholder will be subject to tax on the gross dividend at the rate of 37.5 per cent. This means that the tax credit will satisfy only part of the Shareholder’s liability to income tax on the gross dividend, so that to that extent the Shareholder will have to account for income tax equal to 27.5 per cent. of the gross dividend (which equates to approximately 30.56 per cent. of the dividend received). For example, assuming the entire gross dividend falls above the additional rate threshold, a dividend of £90 from the Company would represent a gross dividend of £100 (after the addition of the tax credit of £10) and the Shareholder would be required to account for income tax of £27.50 on the dividend, being £37.50 (i.e. 37.5 per cent. of £100) less £10 (the amount of the tax credit).

Corporate Shareholders within the charge to United Kingdom corporation tax

Shareholders within the charge to United Kingdom corporation tax which are “small companies” (for the purposes of United Kingdom taxation of dividends) should not generally expect to be subject to tax on dividends from the Company.

Other Shareholders within the charge to United Kingdom corporation tax will not be subject to tax on dividends from the Company so long as the dividends fall within an exempt class and certain conditions are met. In general, a dividend paid to a United Kingdom corporate Shareholder holding less than 10 per cent. of the issued share capital of the payer (or any class of that share capital in respect of which the dividend is paid) is an example of a dividend that falls within an exempt class. Shareholders will need to ensure that they satisfy the requirements of an exempt class before treating any dividend as exempt and seek appropriate professional advice where necessary.

No payment of tax credit

A Shareholder (whether an individual or a company) who is not liable to tax on dividends from the Company will not be entitled to claim payment of the tax credit in respect of those dividends.

Non-residents

The right of a Shareholder who is not resident (for tax purposes) in the United Kingdom to a tax credit in respect of the Special Dividend and to claim payment from HMRC of any part of that tax credit will depend on the existence and terms of any double tax treaty between the United Kingdom and the country in which the Shareholder is resident for tax purposes. A Shareholder resident outside the United Kingdom (for tax purposes) may also be subject to foreign taxation on dividend income under local law. Shareholders who are not resident in the United Kingdom (for tax purposes) should consult their own tax advisers concerning their tax liabilities on dividends received from the Company. Shareholders who are subject to Irish tax are referred to Section 2 of this Part X below and Shareholders who are subject to United States tax are referred to Section 3 of this Part X below.

2.	Shareholders electing for the Capital Option (B Shares)

Taxation of chargeable gains

For CGT purposes:

(A)	the issue of the B Shares and the C Shares, the issue of the Verizon Consideration Shares, the Share Consolidation and the reclassification of the C Shares as Deferred Shares should each be treated as a reorganisation of the Company’s share capital;

(B)	the combined effect should be that a Shareholder’s resultant holding of New Ordinary Shares and Verizon Consideration Shares should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Ordinary Shares held by that Shareholder prior to the issue of the B Shares and C Shares. As such, he should not be regarded as disposing of any part of his holding to the extent that he receives Verizon Consideration Shares;

(C)	to the extent that a Shareholder receives cash for the cancellation of his B Shares, he should be treated as having made a part disposal of his holding for such cash amount. This may, subject to the Shareholder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of CGT;

(D)	each Shareholder’s aggregate CGT base cost in his holding of Ordinary Shares prior to the issue of the B Shares and C Shares should fall to be apportioned as follows:

(i)	first, apportion the aggregate CGT base cost between that part of the holding disposed of in consideration for the Cash Entitlement and that part of the holding which remains. The proportion of base cost attributable to the part of the holding disposed of should be equal to X/(X+Y) where X is the Cash Entitlement in respect of the Shareholder’s B Shares and Y is the aggregate market value of the Shareholder’s New Ordinary Shares and Verizon Consideration Shares on the first day of listing of the New Ordinary Shares (converted into sterling, where necessary, using the exchange rate prevailing on that day); and

(ii)	secondly, apportion the balance between the New Ordinary Shares and Verizon Consideration Shares by reference to their respective market values on the first day of listing of the New Ordinary Shares (converted into sterling, where necessary, using the exchange rate prevailing on the first day of listing of the New Ordinary Shares); and

(E)	the sale, on behalf of relevant Shareholders, of fractional entitlements to Verizon Consideration Shares (where applicable) should generally not constitute a part disposal for CGT purposes. Instead, the amount of any payment received by the Shareholder in respect of that sale will be deducted from the base cost of the Verizon Consideration Shares. If the amount of any payment received exceeds the Shareholder’s base cost in the relevant shares, that will give rise to a part disposal of those shares for CGT purposes. However, the Shareholder may elect (in effect) for the excess to be treated as a capital gain and to give up any basis he has in the relevant shares.

Computation and treatment of gains or losses in respect of the Cash Entitlement

As noted in paragraph 2(C) above, a Shareholder should be treated as having made a part disposal of his holding for consideration of an amount equal to the cash received in respect of the cancellation of the B Shares. This may, subject to the Shareholder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of CGT.

Any gain or loss will be calculated by reference to the difference between the amount of cash received and the element of the Shareholder’s CGT base cost in his holding of Ordinary Shares that is apportioned to the part of the holding disposed of as described in paragraph 2(D)(i) above.

For the purposes of such calculations, sterling amounts must be used, save in the case of a company required to calculate its chargeable gains and losses in a different currency pursuant to section 9C of the Corporation Tax Act 2010 (“CTA 2010”). Where a Shareholder has given or received a non- sterling amount in acquiring or being treated as disposing of assets, such sterling amounts must be determined by reference to the relevant rate of exchange at the time of the relevant CGT event. A Shareholder receiving a dollar or euro amount on the cancellation of the B Shares will therefore be required to convert that sum into sterling by reference to the relevant rate of exchange as at the Scheme Effective Date.

The amount of CGT, if any, payable in respect of the cancellation of the B Shares by a Shareholder who is an individual will depend on his or her own personal tax position. No tax will be payable on any gain realised on the cancellation of the B Shares if the amount of the net chargeable gains realised by a Shareholder, when aggregated with other net gains realised by that Shareholder in the year of assessment (and after taking account of allowable losses), does not exceed the annual exemption (£10,900 for 2013/2014). Broadly, any gains in excess of this amount will be taxed at a rate of 18 per cent. for a taxpayer paying tax at the basic rate and 28 per cent. for a taxpayer paying tax at a rate above the basic rate of income tax. Where the gains of a basic rate taxpayer subject to CGT exceed the unused part of his basic rate band, that excess is subject to tax at the 28 per cent. rate.

Individuals who are temporarily non-resident may, in certain circumstances, be subject to tax in respect of gains realised while they are not resident in the United Kingdom.

A corporate Shareholder is normally taxable on all of its chargeable gains, subject to any reliefs and exemptions. Corporate Shareholders should be entitled to indexation allowance up to the date the chargeable gain is realised.

Taxation of income

A Shareholder holding B Shares will not be subject to a charge to income tax in respect of the cancellation of his B Shares unless the sterling-equivalent of the Cash Entitlement and the market value of the Verizon Consideration Share Entitlement received in respect of them, as at the Scheme Effective Date, exceeds the amount paid up on those B Shares.

While the Company considers it very unlikely that such an excess will arise, it is not impossible that it will. In that case, the amount of the excess would be subject to income tax in the same way as a non-sterling dividend paid by the Company. The Company will inform Shareholders if such an excess does arise.

3.	Dividends payable on the New Ordinary Shares

Dividends payable on the New Ordinary Shares should be subject to United Kingdom income tax or United Kingdom corporation tax on income under the rules applicable to dividends. The current tax treatment of dividends is as outlined in the section of paragraph 1 above headed “Taxation of income”.

4.	Dividends payable on the Verizon Consideration Shares

Dividends payable on the Verizon Consideration Shares should be subject to United Kingdom income tax or United Kingdom corporation tax on income under the rules applicable to dividends.

As described in Section 3 of this Part X below, dividends received on Verizon Consideration Shares will generally be subject to US withholding tax. The normal rate of US withholding tax is 30 per cent. of the gross amount of the dividend. However, this rate may be reduced under an applicable double tax treaty. The rate of withholding tax on dividends for United Kingdom residents who are entitled to claim (and make a valid claim) under the United States- United Kingdom Double Tax Treaty is generally 15 per cent. (or 0 per cent. in the case of certain pension schemes).

United Kingdom resident Shareholders wishing to claim a reduced rate of withholding under the United States-United Kingdom Double Tax Treaty should provide a properly completed and executed IRS Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) to the payer or withholding agent prior to payment of the dividend.

If a Shareholder who is resident in the United Kingdom for United Kingdom tax purposes receives a dividend on Verizon Consideration Shares and the dividend is paid subject to US tax, credit for such US withholding tax may be available for set-off against a liability to United Kingdom corporation tax or United Kingdom income tax on the dividend. The amount of such credit will normally be equal to the lesser of the amount withheld and the liability to United Kingdom tax on the dividend. Such credit will not normally be available for set-off against a Shareholder’s liability to United Kingdom tax other than on the dividend and, to the extent that such credit is not set off against United Kingdom tax on the dividend, the credit will be lost.

For the rates of tax applicable to a dividend on Verizon Consideration Shares received by individual and corporate Shareholders, see the section of paragraph 1 above headed “Taxation of income”. In relation to a dividend received from Verizon, the “gross dividend” will be equal to the dividend received and the United States withholding tax on such dividend plus the related tax credit.

5.	Tax clearances

Transactions in Securities

Shareholders should be aware that no application for clearance has been made under section 748 of CTA 2010 that the provisions of Part 15 of CTA 2010 will not apply in relation to the Return of Value or under section 701 of the Income Tax Act 2007 (“ITA 2007”) that the provisions of Chapter 1 Part 13 of ITA 2007 will not apply in relation to the Return of Value. However, neither the provisions of Part 15 of CTA 2010 nor the provisions of Chapter 1 Part 13 of ITA 2007 should apply in relation to the Return of Value.

Reorganisation treatment

Anti-avoidance legislation set out in section 137 of the Taxation of Chargeable Gains Act 1992 (“TCGA 1992”) can in certain circumstances act to disapply the reorganisation treatment that would otherwise apply where, pursuant to a scheme of reconstruction, a company issues shares to the shareholders of another company (the “original company”) in respect of those shareholders’ shares in the original company. This anti-avoidance legislation applies if the Scheme is found not to be effected for bona fide commercial reasons or if it is found to form part of a scheme or arrangement of which the main purpose or one of the main purposes is the avoidance of tax. However, it does not apply to any shareholder who, together with his connected persons, holds not more than 5 per cent. of the shares of, or of any class of shares of, the original company.

It is possible under section 138 of the TCGA 1992 to apply to HMRC for advance clearance that this anti-avoidance legislation will not apply to a particular reconstruction. Shareholders should note, however, that no such clearance has been or will be sought by the Company in relation to the Return of Value. Any Shareholder who will hold more than 5 per cent. of the shares of, or of any class of shares of, the Company is advised to consult his own professional advisers in relation to the consequences of not seeking any clearance.

6.	Stamp duty and Stamp Duty Reserve Tax (“SDRT”)

The statements below assume that Verizon is a body corporate not incorporated, and whose central management and control is not exercised, in the United Kingdom, the Verizon Consideration Shares are not registered in a register kept in the United Kingdom, the Verizon Consideration Shares are not paired with shares issued by a body corporate incorporated in the United Kingdom and the Verizon Consideration Shares are listed on a recognised stock exchange within the meaning of section 1137 of CTA 2010. The Verizon UK Prospectus states that the directors of Verizon have confirmed that they believe this will be, and will continue to be, the case.

No stamp duty or SDRT will be payable on the issue of the B Shares, C Shares, Verizon Consideration Shares, Verizon CDIs or New Ordinary Shares.

No stamp duty or SDRT will be payable on, or as a result of, the cancellation of the B Shares, the C Shares or the Deferred Shares, the conversion of the C Shares into Deferred Shares or the Share Consolidation.

No stamp duty or SDRT will be payable on the paperless transfer of Verizon Consideration Shares in dematerialised form or in respect of the paperless transfer of Verizon CDIs within CREST.

No stamp duty or SDRT will be payable on a written transfer of Verizon Consideration Shares if (in respect of stamp duty) such transfer is executed and retained outside the United Kingdom and provided that such transfer does not relate to property situated in the United Kingdom or to any other matter or thing done or to be done in the United Kingdom (which may include, without limitation, the involvement of United Kingdom bank accounts in payment mechanics).

No stamp duty or SDRT will arise in respect of an agreement to transfer Verizon Consideration Shares or Verizon CDIs.

An agreement to sell New Ordinary Shares will normally give rise to a liability on the purchaser to SDRT, at the rate of 0.5 per cent. of the actual consideration paid. If an instrument of transfer of New Ordinary Shares is subsequently produced it will generally be subject to stamp duty at the rate of 0.5 per cent. of the actual consideration paid (rounded up to the nearest £5.00). When such stamp duty is paid, the SDRT charge will be cancelled and any SDRT already paid will be refunded. Stamp duty and SDRT are generally the liability of the purchaser.

7.	What if the Scheme of Arrangement is not approved by the Court?

The implementation of the Return of Value is conditional on the Court approving the Scheme of Arrangement and Capital Reductions. If the Court exercises its discretion to refuse to sanction the Scheme of Arrangement and Capital Reductions, the Company will not carry out the Return of Value and Shareholders will not have the opportunity to choose between the Capital Option and the Income Option. Instead, the Company will declare a special dividend in respect of all of the Ordinary Shares (the “Non-Scheme Dividend”), which will be satisfied by the issue of Verizon Consideration Shares.

If the Return of Value does not proceed and, instead, the Company declares the Non-Scheme Dividend, the United Kingdom tax treatment set out in paragraphs 1 to 3 above of this Section 1 of Part X will not apply. Instead, the tax treatment of the Non-Scheme Dividend should be the same as that of any other dividend paid by the Company. Accordingly, that tax treatment will follow the current tax treatment of dividends, which is summarised in the section of paragraph 1 above headed “Taxation of income”.

To the extent that Verizon Consideration Shares are received by Shareholders in satisfaction of the Non-Scheme Dividend, Shareholders will, for CGT purposes, be treated in the same way as they would have been treated had the Court approved the Scheme of Arrangement and Capital Reductions and they had been subject to the Income Option in respect of all of their Ordinary Shares (as to which, see the summary in the section of paragraph 2 above headed “Taxation of chargeable gains”).

The United Kingdom tax treatment of dividends payable on the Verizon Consideration Shares should be as set out in paragraph 4 above.

The stamp duty and SDRT treatment of Verizon Consideration Shares and Verizon CDIs should be as set out in paragraph 6 above.

SECTION 2

Irish Taxation

The following is a summary of the principal Irish tax consequences for Irish resident and ordinarily resident individuals and Irish tax resident companies of the Return of Value and Share Consolidation based on the laws and practices of the Irish Revenue Commissioners currently in force in the Republic of Ireland and may be subject to change. It assumes that the Return of Value is carried out by means of a B/C share scheme and pursuant to the Scheme of Arrangement and the related Capital Reductions. It deals with Shareholders who beneficially own their Ordinary Shares, New Ordinary Shares, B Shares or C Shares or Verizon Consideration Shares as an investment. Particular rules not discussed below may apply to certain classes of taxpayers holding Ordinary Shares, New Ordinary Shares, B Shares or C Shares or Verizon Consideration Shares, such as dealers in securities, trusts etc. The summary does not constitute tax or legal advice and the comments below are of a general nature only. Shareholders should consult their professional advisers on the tax implications of the Return of Capital and Share Consolidation under the laws of their country of residence, citizenship or domicile. If you are in doubt as to your tax position or are subject to tax in a jurisdiction other than the Republic of Ireland, you should consult an appropriate professional adviser without delay.

1.	Shareholders subject to the Income Option (C Shares)

Taxation of Chargeable Gains

For the purposes of Irish taxation of capital gains and corporation tax on chargeable gains (as appropriate) (“Irish CGT”):

(A)	the issue of the B Shares and the C Shares, the issue of the Verizon Consideration Shares, the Share Consolidation and the reclassification of the C Shares as Deferred Shares should each be treated as a reorganisation of the Company’s share capital;

(B)	the combined effect should be that a Shareholder’s resultant holding of New Ordinary Shares, Verizon Consideration Shares and Deferred Shares should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Ordinary Shares held by that Shareholder prior to the issue of the B Shares and C Shares;

(C)	further, each Shareholder holding C Shares should be treated as having given, on the Scheme Effective Date, additional consideration for that resultant holding equal to the amount of the Special Dividend which is paid in respect of that Shareholder’s C Shares in Verizon Consideration Shares (i.e. not including the amount paid in cash). That amount should be equal to the market value of those Verizon Consideration Shares on the Scheme Effective Date (the euro equivalent of which, where relevant, should be found using the exchange rate prevailing on the Scheme Effective Date);

(D)	each Shareholder’s aggregate CGT base cost in their New Ordinary Shares, Verizon Consideration Shares and Deferred Shares, being equal to their base cost in their holding of Ordinary Shares prior to the issue of the B Shares and C Shares plus the additional consideration referred to in paragraph 1(C) above, should fall to be apportioned by reference to the respective market values of the shares of each such class on the first day of listing of the New Ordinary Shares (which is expected to be the Trading Day immediately following the Scheme Effective Date). Since the market value of the Deferred Shares on that day should be negligible, this should mean that the aggregate base cost is apportioned between the Shareholder’s New Ordinary Shares and Verizon Consideration Shares by reference to the respective market values of those shares on that day; and

(E)	the aggregation of fractional entitlements should not give rise to any tax consequences for Shareholders. The sale, on behalf of relevant Shareholders, of fractional entitlements may constitute a part disposal for CGT purposes and a liability to CGT may arise. However, where the relevant amount involved is small and the Shareholder agrees, the amount of any payment received by the Shareholder may be deducted from the base cost of the Verizon Consideration Shares or the New Ordinary Shares received (as applicable).

Taxation of Income

The tax treatment of the Special Dividend (including the part thereof that is satisfied by the issue of Verizon Consideration Shares) should be the same as that of any other dividend paid by the Company. Accordingly, the tax treatment of a Shareholder in respect of the Special Dividend paid in respect of a C Share should be the same as if that Shareholder had received a cash dividend of an amount equal to the sum of the Cash Entitlement received and the market value of the Verizon Consideration Share Entitlement in respect of that C Share. The market value of the Verizon Consideration Share Entitlement received should for these purposes be calculated on the Scheme Effective Date.

That tax treatment is as summarised below.

Individual Shareholders within the charge to Irish income tax

Basic Rate Taxpayers

In the case of a Shareholder who is liable to income tax at the basic rate only, the Shareholder will be subject to Irish income tax on the gross dividend at the rate of 20 per cent (and Universal Social Charge (“USC”) and pay-related social insurance (“PRSI”) if applicable).

Higher Rate Taxpayers

In the case of a Shareholder who is liable to income tax at the higher rate of income tax, the Shareholder will be subject to Irish income tax on the gross dividend at the rate of 41 per cent (and USC and PRSI if applicable).

Corporate Shareholders within the charge to Irish corporation tax

Irish resident corporate Shareholders will be subject to Irish corporation tax on the gross dividend at the rate of 25 per cent. or, where such Shareholder meets the relevant conditions of Section 21B of the Taxes Consolidation Act 1997 of the Republic of Ireland (the “TCA”) and makes a claim pursuant to Section 21B TCA, at the rate of 12.5 per cent.

2.	Shareholders electing for the Capital Option (B Shares)

Taxation of chargeable gains

For the purposes of Irish CGT:

(A)	the issue of the B Shares and the C Shares, the issue of the Verizon Consideration Shares, the Share Consolidation and the reclassification of the C Shares as Deferred Shares should each be treated as a reorganisation of the Company’s share capital;

(B)	the combined effect should be that a Shareholder’s resultant holding of New Ordinary Shares and Verizon Consideration Shares should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Ordinary Shares held by that Shareholder prior to the issue of the B Shares and C Shares;

(C)	to the extent that a Shareholder receives cash for the cancellation of their B Shares, they should be treated as having made a part disposal of their holding for such cash amount. This may, subject to the Shareholder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of CGT;

(D)	each Shareholder’s aggregate CGT base cost in their holding of Ordinary Shares prior to the issue of the B Shares and C Shares should fall to be apportioned as follows:

(i)	first, apportion the aggregate CGT base cost between that part of the holding disposed of in consideration for the Cash Entitlement and that part of the holding which remains. The proportion of base cost attributable to the part of the holding disposed of should be equal to X/(X+Y) where X is the Cash Entitlement in respect of the Shareholder’s B Shares and Y is the aggregate market value of the Shareholder’s New Ordinary Shares and Verizon Consideration Shares on the first day of listing of the New Ordinary Shares (converted into euro, where necessary, using the exchange rate prevailing on that day); and

(ii)	secondly, apportion the balance between the New Ordinary Shares and Verizon Consideration Shares by reference to their respective market values on the first day of listing of the New Ordinary Shares (converted into euro, where necessary, using the exchange rate prevailing on the first day of listing of the New Ordinary Shares);

(E)	the aggregation of fractional entitlements should not give rise to any tax consequences for Shareholders. The sale, on behalf of relevant Shareholders, of fractional entitlements may constitute a part disposal for CGT purposes and a liability to CGT may arise. However, where the relevant amount involved is small and the Shareholder agrees, the amount of any payment received by the Shareholder may be deducted from the base cost of the New Ordinary Shares received (as applicable).

Computation and treatment of gains or losses in respect of the Cash Entitlement

As noted in paragraph 2(C) above, a Shareholder should be treated as having made a disposal of part of his holding of B Shares for consideration of an amount equal to the cash received in respect of their cancellation. This may, subject to the Shareholder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT.

Any gain or loss will be calculated by reference to the difference between the amount of cash received and the element of the Shareholder’s CGT base cost in their holding of Ordinary Shares that is apportioned to the part of the holding disposed of as described in paragraph 2(D)(i) above.

For the purposes of such calculations, euro amounts must generally be used. Where a Shareholder has given or received a non-euro amount in acquiring or being treated as disposing of assets, such euro amounts must be determined by reference to the relevant rate of exchange at the time of the relevant CGT event. A Shareholder receiving a dollar or sterling amount on the cancellation of the B Shares will therefore be required to convert that sum into euro by reference to the relevant rate of exchange as at the Scheme Effective Date.

The amount of Irish CGT, if any, payable as a consequence of the cancellation of the B Shares by an Irish resident individual or corporate Shareholder will depend on his or her own personal tax position. No Irish CGT should be payable on any gain realised on cancellation of the B Shares if the amount of the net chargeable gains realised by a Shareholder, when aggregated with other net chargeable gains realised by that Shareholder in the year of assessment (and after taking account of allowable losses), does not exceed the annual exemption (EUR(€) 1,270 for 2013). Broadly, any gains in excess of this amount will be taxed at a rate of 33 per cent. Indexation allowance will not be available in respect of expenditure incurred after 1 January 2003 or in respect of periods of ownership after 31 December 2002.

3.	Dividends payable on the New Ordinary Shares

Dividends payable on the New Ordinary Shares should be subject to Irish income tax or Irish corporation tax on income under the rules applicable to dividends. The current tax treatment of dividends is as outlined in paragraph 1, “Shareholders subject to the Income Option (C Shares)” above.

4.	Dividends payable on the Verizon Consideration Shares

Dividends payable on the Verizon Consideration Shares should be subject to Irish income tax or Irish corporation tax on income under the rules applicable to dividends.

As described below, dividends received on Verizon Consideration Shares will generally be subject to US withholding tax. The normal rate of US withholding tax is 30 per cent. of the gross amount of the dividend. However, this rate may be reduced under an applicable double tax treaty. The rate of withholding tax on dividends for Irish residents who are entitled to claim (and make a valid claim) under the United States-Republic of Ireland Double Tax Treaty is generally 15 per cent.

If a Shareholder receives a dividend on Verizon Consideration Shares and the dividend is paid subject to US withholding tax, credit for such US withholding tax may be available for set-off against a liability to Irish corporation tax or Irish income tax on the dividend. The amount of such credit will normally be equal to the lesser of the amount withheld and the liability to Irish tax on the dividend. Such credit will not normally be available for set-off against a Shareholder’s liability to Irish tax other than on the dividend (and USC in the case of Irish resident individual Shareholders) and, to the extent that such credit is not set off against Irish tax on the dividend (and USC if applicable), the credit will be lost.

For the rates of tax applicable to a dividend on Verizon Consideration Shares received by individual and corporate Shareholders, see paragraph 1, “Shareholders subject to the Income Option (C Shares)”.

5.	Stamp Duty

No Irish stamp duty should be payable by Shareholders on:

(A)	the issue of the B Shares, C Shares, Verizon Consideration Shares or New Ordinary Shares;

(B)	the cancellation of the B Shares and the Deferred Shares, the conversion of the C Shares into Deferred Shares or the Share Consolidation.

6.	Section 811 of the Irish Taxes Consolidation Act 1997

In certain circumstances, section 811 TCA may apply if, having regard to any one or more of (a) the results of the transaction, (b) its use as a means of achieving those results, and (c) any other means by which the results or any part of the results could have been achieved, the Irish Revenue Commissioners form the opinion that:

(A)	the transaction gives rise to, or but for Section 811 would give rise to, a tax advantage; and

(B)	the transaction was not undertaken or arranged primarily for purposes other than to give rise to a tax advantage.

If so, the Irish Revenue Commissioners may make all such adjustments and do all such acts as are just and reasonable to counteract any tax advantage.

Any Shareholder who has any doubt about his own taxation position or who is subject to taxation in any jurisdiction other than the Republic of Ireland is strongly recommended to consult his or her independent professional adviser immediately.

7.	What if the Scheme of Arrangement is not approved by the Court?

The implementation of the Return of Value is conditional on the Court approving the Scheme of Arrangement and Capital Reductions. If the Court exercises its discretion to refuse to sanction the Scheme of Arrangement and Capital Reductions, the Company will not carry out the Return of Value and Shareholders will not have the opportunity to choose between the Capital Option and the Income Option. Instead, the Company will declare a special dividend in respect of all of the Ordinary Shares (the “Non-Scheme Dividend”), which will be satisfied by the issue of Verizon Consideration Shares.

In the event that the return of value is achieved by way of the declaration by the Company of the Non-Scheme Dividend, the Irish tax treatment set out in paragraphs 1 to 3 above of this Section 2 of Part X will not apply. Instead, the tax treatment of the Non-Scheme Dividend should be the same as that of any other dividend paid by the Company. Accordingly, that tax treatment will follow the current tax treatment of dividends, which is summarised in the section of paragraph 1 above headed “Taxation of income”.

To the extent that Verizon Consideration Shares are received by Shareholders in satisfaction of the Non-Scheme Dividend, Shareholders should, for Irish CGT purposes, be treated in the same way as they would have been treated had the Court approved the Scheme of Arrangement and Capital Reductions and they had been subject to the Income Option in respect of all of their Ordinary Shares (as to which, see the summary in the section of paragraph 2 above headed “Taxation of chargeable gains”).

The tax treatment of dividends payable on the Verizon Consideration Shares should be as set out in paragraph 4 above.

The stamp duty treatment of Verizon Consideration Shares should be as set out in paragraph 5 above.”

SECTION 3

United States Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO US HOLDERS

1.	Introduction

The following discussion describes certain United States federal income tax consequences to United States Holders (as defined below) of the Special Dividend to be paid pursuant to the Return of Value and the Share Consolidation. Except where noted, this Section only addresses United States Holders that hold their Ordinary Shares as capital assets within the meaning of Section 1221 of the Code (as defined below). The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those detailed below.

As used herein, the term “United States Holder” means a beneficial owner of an Ordinary Share (including an Ordinary Share underlying an ADS) that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organised in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This Section does not address the effects of any state, local or non- United States tax laws and does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including, for example, if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax-exempt organisation, a person holding Vodafone’s Ordinary Shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle, a trader in securities that has elected the mark-to-market method of accounting for your securities, a person liable for alternative minimum tax, a person who owns or is deemed to own 10 per cent. or more of Vodafone’s voting stock, a partnership or other pass-through entity for United States federal income tax purposes, or a United States Holder whose “functional currency” is not the United States dollar).

If a partnership holds Vodafone’s Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Ordinary Shares, you should consult your tax advisers.

2.	The Special Dividend

The Special Dividend, which will consist of cash and the fair market value of the Verizon Consideration Shares (including the fair market value of any fractional entitlements to Verizon Consideration Shares deemed received and exchanged for cash), will constitute a dividend for United States federal income tax purposes to the extent of Vodafone’s current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of the Special Dividend exceeds Vodafone’s current and accumulated earnings and profits, the Special Dividend will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your Ordinary Shares, and to the extent the amount of the Special Dividend exceeds the adjusted basis in your Ordinary Shares, the excess will be treated as capital gain recognised on a sale or exchange of such shares. Vodafone currently expects that its current and accumulated earnings and profits will exceed the amount of the Special Dividend, and, therefore, the entire amount of the Special Dividend will be treated as a dividend for United States federal income tax purposes, without any offset for your tax basis in your Ordinary Shares.

With respect to the disposition of any fractional entitlements to Verizon Consideration Shares deemed received as part of the Special Dividend, you will recognise short-term capital gain or loss equal to the difference, if any, between the amount of cash received with respect to such fractional entitlements to Verizon Consideration Shares and your tax basis in such fractional entitlements to Verizon Consideration Shares.

The Special Dividend will be includable in your gross income on the day actually or constructively received by you, in the case of Ordinary Shares, or by the Depositary, in the case of ADSs. With respect to a non-corporate United States Holder, the Special Dividend paid by Vodafone is expected to constitute “qualified dividend income” eligible for reduced rates of taxation, provided that such non-corporate United States Holder satisfies certain minimum holding period requirements, does not elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code and is not obligated to make related payments with respect to positions in substantially similar or related property. Non-corporate United States Holders should consult their own tax advisers regarding their eligibility to claim such reduced rate based on their particular circumstances. The Company does not believe that it has been or will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes. If, however, the Company were to be treated as a PFIC in the year in which the Special Dividend is paid or in the preceding taxable year, the Special Dividend would not be eligible for the preferential tax rate on qualified dividend income for certain non-corporate United States Holders described above and further adverse United States federal income tax consequences could apply. The Special Dividend will not be eligible for the dividends received deduction allowed to corporations under the Code. The Special Dividend will be treated as income from foreign sources. For non-corporate United States Holders, the Special Dividend will be treated as “net investment income” and therefore may be subject to an additional Medicare tax of 3.8 per cent. If the Scheme is not implemented and, instead, the Company declares the Non-Scheme Dividend (as defined in Section 1 of this Part X) the United States federal income tax consequences of receiving the Non-Scheme Dividend would be the same as described above with respect to the Special Dividend, but based upon the amount of the Non-Scheme Dividend.

3.	Share Consolidation

You generally will not recognise gain or loss on the receipt of New Ordinary Shares pursuant to the Share Consolidation and should generally have the same holding period and tax basis in the New Ordinary Shares received as you had in your Ordinary Shares. You will, however, recognise gain or loss as a result of the Share Consolidation equal to the difference, if any, between the amount of cash received with respect to any fractional entitlement of a New Ordinary Share or New ADS and your tax basis in your fractional entitlement of a New Ordinary Share or New ADS. Such gain or loss will be capital gain or loss and will be treated as long-term capital gain or loss if the Ordinary Shares or ADSs have been held by you for more than one year at the time the fractional entitlements to the Ordinary Shares or ADSs are sold in the market. Long- term capital gains of non-corporate United States Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Such gain or loss will generally be treated as United States source income.

4.	Verizon Consideration Shares

Your tax basis in the Verizon Consideration Shares will be equal to the fair market value of such shares on the date the Special Dividend or the Non-Scheme Dividend is received and your holding period for such shares will begin on the following day.

5.	Information Reporting and Backup Withholding

In general, information reporting will apply to the Special Dividend, unless you are an exempt recipient. A backup withholding tax may also apply if you fail to provide a properly executed United States Internal Revenue Service (the “IRS”) Form W-9 providing your taxpayer identification number as well as certain other information or otherwise fail to establish an exemption from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-US HOLDERS OF HOLDING VERIZON SHARES

1.	General

This Section describes certain material United States federal income tax considerations with respect to the ownership and disposition of Verizon Consideration Shares by non-US holders (as defined below) who acquire such shares pursuant to the VZW Transaction. This summary is based on current provisions of the Code, Treasury Regulations promulgated thereunder, judicial opinions, published positions of the IRS, and other applicable authorities. All of the preceding authorities are subject to change, possibly with retrospective effect, which may result in United States federal income tax consequences different from those discussed below.

The term “non-US holder” means, in this Section, a beneficial owner of Verizon Shares (other than an entity or arrangement that is treated as a partnership for United States federal income tax purposes) that is not a “United States Holder”, as defined above under “Certain United States Federal Income Tax Consequences to United States Holders”.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds Verizon Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partner of such a partnership should consult its tax adviser as to the particular United States federal income tax consequences applicable to it.

This Section assumes that a non-US holder holds Verizon Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of United States federal income taxation that may be important to a particular non-US holder in light of such holder’s circumstances or that may be applicable to non-US holders subject to special rules (including, without limitation, insurance companies, tax-exempt organisations, financial institutions, brokers or dealers in securities or currencies, regulated investment companies, real estate investment trusts, “controlled foreign corporations”, “passive foreign investment companies”, holders that hold Verizon Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons who acquired Verizon Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, and certain United States expatriates). In addition, this Section does not address United States federal tax laws other than those pertaining to United States federal income tax, nor does it address any aspect of United States state, local or non-United States taxes. This summary also does not address the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-US HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF VERIZON SHARES. SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISERS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF VERIZON SHARES.

2.	Dividends

In general, the gross amount of any distribution Verizon makes to a non-US holder with respect to the Verizon Shares will be subject to United States withholding tax at a rate of 30 per cent. to the extent the distribution constitutes a dividend for United States federal income tax purposes, unless the non-US holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and the non-US holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for United States federal income tax purposes to the extent of Verizon’s current or accumulated earnings and profits as determined for United States federal income tax purposes. To the extent any distribution does not constitute a dividend, it will be treated first as reducing the adjusted basis in the non-US holder’s Verizon Shares and then, to the extent it exceeds the adjusted basis, as gain from the sale or exchange of such stock. Any such gain will be subject to the treatment described below under “Gain on Sale or Other Disposition of Verizon Shares”.

Dividends paid by Verizon to a non-US holder that are effectively connected with the conduct of a trade or business by such non-US holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of such non-US holder) will not be subject to United States withholding tax, as described above, if the non-US holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States federal income tax on a net income basis, at regular United States federal income tax rates. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a rate of 30 per cent. (or such lower rate as may be specified by an applicable income tax treaty).

3.	Gain on Sale or Other Disposition of Verizon Shares

In general, a non-US holder will not be subject to United States federal income tax or, subject to the discussion below under the headings “FATCA Withholding on Payments to Foreign Financial Entities and Other Non-US Persons” and “Information Reporting and Backup Withholding”, withholding tax on any gain realised upon the sale or other disposition of Verizon Shares unless:

(A)	the gain is effectively connected with a trade or business carried on by the non-US holder within the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of such non-US holder); or

(B)	the non-US holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(C)	Verizon is or has been a “United States real property holding corporation” and certain other requirements are met. Verizon believes that it is not currently, and does not anticipate becoming, a United States real property holding corporation.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to United States federal income tax on a net income tax basis, at regular United States federal income tax rates. If the non-US holder is a foreign corporation, the branch profits tax described above also may apply. An individual non-US holder who is subject to United States federal income tax because the non-US holder was present in the United States for 183 days or more during the year of sale or other disposition of the Verizon Shares will be subject to a flat 30 per cent. tax on the gain derived from such sale or other disposition, which may be offset by United States-source capital losses.

4.	FATCA Withholding on Payments to Foreign Financial Entities and Other Non-US Persons

A 30 per cent. United States withholding tax (“FATCA withholding”) will be imposed on certain payments to non-US holders or certain non-US financial institutions, investment funds and other non-US persons receiving payments on behalf of a non-US holder if the non-US holder or such institutions fail to comply with certain information reporting requirements. Such payments include United States-source dividends and the gross proceeds from the sale or other disposition of stock that can produce United States-source dividends. United States-source dividend payments received by a non-US holder after 30 June 2014 could be subject to this withholding if the non-US holder is subject to these information reporting requirements and fails to comply with them or if the non-US holder holds Verizon Shares through another person, such as a non-US bank or broker, that is subject to withholding because it fails to comply with these requirements. FATCA withholding will not apply to payments of gross proceeds from a sale or other disposition of Verizon Shares before 1 January 2017.

5.	Information Reporting and Backup Withholding

Verizon or the relevant withholding agent must report annually to the IRS and to each non-US holder the amount of dividends paid to, and the tax withheld with respect to, each non-US holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-US holder resides or is established. United States backup withholding tax is imposed (currently, at a rate of 28 per cent.) on certain payments to persons that fail to furnish the information required under the United States information reporting rules. Dividends paid to a non-US holder generally will be subject to backup withholding unless the non-US holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the payment of proceeds from a sale or other disposition of Verizon Shares by a non-US holder within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalties of perjury that it is a non-US holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a non-US holder’s federal income tax liability, if any, and may result in a refund of tax, provided that the required information is furnished to the IRS in a timely manner.

PART XI – ADDITIONAL INFORMATION

1.	Responsibility Statement

The Company and the Directors, whose names appear in paragraph 2 of this Part XI, accept responsibility for the information contained in this Circular. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Circular is in accordance with the facts and does not omit anything likely to affect the importance of such information.

Verizon is responsible for the Verizon US Prospectus and Verizon and its directors are responsible for the Verizon UK Prospectus. For the avoidance of doubt, neither the Company nor any of the Directors takes responsibility for the Verizon Prospectuses.

2.	The Company and the Directors

The Company

Vodafone Group Plc was incorporated as a private limited company on 17 July 1984 under the laws of England and Wales with registration number 1833679 and re-registered as a public limited company on 14 September 1988. The principal legislation under which the Company operates is the Companies Act and the regulations made thereunder.

The Company is domiciled in the United Kingdom and its registered office is at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN and its telephone number is +44 (0) 1635 33251.

The Company is, directly or indirectly, the ultimate holding company of all the companies in the Group and its assets substantially comprise investments in such companies.

Vodafone has a market capitalisation of approximately £111.9 billion as at 6 December 2013, the latest practicable date prior to publication of this document.

Directors of Vodafone

The names and principal functions of the Directors of the Company are:

Directors	Position
Gerard Kleisterlee	Chairman
Vittorio Colao	Chief Executive
Andy Halford	Chief Financial Officer
Stephen Pusey	Chief Technology Officer
Renee James	Non-Executive Director
Alan Jebson	Non-Executive Director
Samuel Jonah	Non-Executive Director
Omid Kordestani	Non-Executive Director
Nick Land	Non-Executive Director
Anne Lauvergeon	Non-Executive Director
Luc Vandevelde	Senior Independent Director
Anthony Watson	Non-Executive Director
Philip Yea	Non-Executive Director

3.	Directors’ interests

As at 6 December 2013, the interests of each Director, their immediate families and related trusts, and, insofar as is known to them or could with reasonable diligence be ascertained by them, persons connected (within the meaning of sections 252 to 255 of the Companies Act) with the Director (all of which, unless otherwise stated, are beneficial) in the share capital of the Company, including interests arising pursuant to any transaction notified to the Company pursuant to rule 3.1.2 of the FCA’s Disclosure and Transparency Rules, are as follows:

Directors	Position	Number of Ordinary Shares	Percentage of Ordinary Shares
Gerard Kleisterlee	Chairman	109,552	0.0002
Vittorio Colao	Chief Executive	9,286,194	0.0176
Andy Halford	Chief Financial Officer	2,432,536	0.0046
Stephen Pusey	Chief Technology Officer	1,415,969	0.0027
Renee James	Non-Executive Director	50,000	0.0001
Alan Jebson	Non-Executive Director	82,340	0.0002
Samuel Jonah	Non-Executive Director	55,350	0.0001
Omid Kordestani	Non-Executive Director	0	0
Nick Land	Non-Executive Director	35,000	0.0001
Anne Lauvergeon	Non-Executive Director	30,952	0.0001
Luc Vandevelde	Senior Independent Director	99,034	0.0002
Anthony Watson	Non-Executive Director	115,000	0.0002
Philip Yea	Non-Executive Director	61,249	0.0001

In addition to the interest noted above, certain Directors have interests in Ordinary Shares as a result of options and awards made pursuant to the Vodafone Global Incentive Plan and the Vodafone Group 2008 Sharesave Plan. Details of options and awards (as at 6 December 2013) are set out below:

	Earliest exercise/ vesting date	Option Price pence	Expiry date	Ordinary Shares under option/ within award
Vittorio Colao
2011—Base award	Jun 2014	—	—	3,740,808
2011—Co-investment award	Jun 2014	—	—	2,720,588
2012—Base award	Jul 2015	—	—	2,552,257
2012—Co-investment award	Jul 2015	—	—	1,958,823
2013—Base award	Jun 2016	—	—	2,540,926
2013—Co-investment award	Jun 2016	—	—	1,644,444
2009—Sharesave option	Sep 2014	93.85	Feb 2015	16,568
Andrew Halford
2011—Base award	Jun 2014	—	—	1,887,254
2011—Co-investment award	Jun 2014	—	—	756,036
2012—Base award	Jul 2015	—	—	1,287,625
2013—Base award	Jun 2016	—	—	1,281,908
2013—Co-investment award	Jun 2016	—	—	1,037,037
2012—Sharesave option	Sep 2015	144.37	Feb 2016	6,233
Stephen Pusey
2007—GIP options	Jul 2010	167.80	Jul 2017	947,556
2011—Base award	Jun 2014	—	—	1,550,245
2011—Co-investment award	Jun 2014	—	—	612,745
2012—Base award	Jul 2015	—	—	1,057,692
2012—Co-investment award	Jul 2015	—	—	1,014,705
2013—Base award	Jun 2013	—	—	1,052,996
2013—Co-investment award	Jun 2013	—	—	851,850

The Company has also announced the appointment of two new directors: Nick Read as Chief Financial Officer with effect from 1 April 2014; and Val Gooding as a Non-Executive Director with effect from 1 February 2014.

As at 6 December 2013 (the latest practicable date prior to the publication of this Circular), Nick Read held interests in 1,363,728 Ordinary Shares excluding options and unvested share awards. Val Gooding did not hold interests in any Ordinary Shares.

4.	Termination payments in directors’ service contracts and letters of appointment

Non-Executive Directors: letters of appointment

The appointment of Non-Executive Directors may be terminated without compensation.

Executive Directors: service contracts

Executive Directors’ service contracts are terminable on no more than 12 months’ notice. Under the service contracts a termination payment of up to 12 months’ salary and entitlements under incentive plans and benefits that are consistent with the terms of such plans may be payable on termination.

5.	Major interests in Ordinary Shares

The Bank of New York Mellon, as custodian of the Company’s ADR programme, held approximately 20.36 per cent. of the Company’s Ordinary Shares at 6 December 2013 (the latest practicable date prior to the publication of this Circular) as nominee. The total number of ADRs outstanding at 6 December 2013 was 9,868,696,505.

Set out in the table below are the names of those persons, other than the Directors, who, so far as the Company is aware, are interested, directly or indirectly, in 3 per cent. or more of the Company’s total voting rights and capital in issue as at 6 December 2013.

Name	Total number of voting rights	Approximate percentage of voting rights attached to the issued share capital
BlackRock, Inc	3,628,001,846	7.49%
The Capital Group Companies, Inc	1,952,980,221	4.03%

Save as disclosed above, the Company is not aware of any person who either:

(A)	is interested, whether directly or indirectly, in 3 per cent. or more of the issued share capital of the Company; or

(B)	holds 3 per cent. or more of the voting rights attaching to the Ordinary Shares, whether as a Shareholder or through a direct or indirect holding of financial instruments (within the meaning in the DTRs) or a combination of such holdings.

As at 6 December 2013, the Company is not aware of any person who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company nor is it aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

6.	Fixed Rate Shares

The Company has 50,000 cumulative fixed rate shares with a nominal value of £1.00 each (the “Fixed Rate Shares”) which, if there are profits available for distribution and the Directors resolve that these should be distributed, carry a right to a fixed cumulative preferential dividend at the rate of 7 per cent. a year on the nominal value of the Fixed Rate Shares. The Fixed Rate Shares are not entitled to participate in the Return of Value.

7.	Related party transactions

The Group’s related parties are its joint ventures, associates, pension schemes, directors and Executive Committee members.

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002) were entered into during the financial years ended 31 March 2013, 31 March 2012 and 31 March 2011 which might reasonably affect any decisions to be made by users of the Group’s consolidated financial statements, except as disclosed below. Transactions between the Company and its joint ventures, to the extent that they have not been eliminated through proportionate consolidation or disclosed below, are not material.

In the previous three financial years the Group entered into the following related party transactions:

(A)	during the financial year ended 31 March 2013, the transactions disclosed in note A7 on page 148 to the Vodafone Annual Report and Accounts 2013, which is hereby incorporated by reference into this document;

(B)	during the financial year ended 31 March 2012, the transactions disclosed in note 31 on page 140 to the Vodafone Annual Report and Accounts 2012, which is hereby incorporated by reference into this document; and

(C)	during the financial year ended 31 March 2011, the transactions disclosed in note 30 on page 123 to the Vodafone Annual Report and Accounts 2011, which is hereby incorporated by reference into this document.

In the seven months ended 31 October 2013 (the latest practicable date prior to the publication of this Circular), the Group entered into the following related party transactions:

7 months ended 31 October 2013
£m
Sales of goods and services to associates	148
Purchases of goods and services from associates	62
Sales of goods and services to joint ventures	9
Purchases of goods and services from joint ventures	338
Net interest charge payable by joint ventures	42

31 October 2013
£m
Trade balances owed:
by associates	11
to associates	8
by joint ventures	467
to joint ventures	225
Other balances owed by joint ventures	217
Other balances owed to joint ventures	198

In the seven months ended 31 October 2013 the Group made contributions to defined benefit pension schemes of £34 million. In addition, £1.3 million of dividends were paid to Board members and executive committee members. In the seven months ended 31 October 2013, the Group received dividends from associates of £1,452 million.

8.	Material contracts

Retained Group

No contracts have been entered into (other than in the ordinary course of business) by any member of the Retained Group either: (i) within the period of two years immediately preceding the date of this Circular, which are or may be material to the Retained Group; or (ii) at any time, which contain any provisions under which any member of the Retained Group (as relevant) has any obligation or entitlement which is, or may be, material to the Retained Group (as relevant) as at the date of this Circular, save as disclosed below:

8.1	VZW SPA

Details of the VZW SPA are set out in Part V of this Circular.

8.2	Vodafone Italy Agreement

Details of the Vodafone Italy Agreement are set out in Part V of this Circular.

8.3	Option Agreement

On 10 December 2013, the Company entered into the Option Agreement with LDC (Shares) Limited. Under the Option Agreement, and in accordance with the New Articles of Association, LDC (Shares) Limited has granted the Company an option to require it to purchase, on such date(s) as may be specified by the Company and for an aggregate consideration of one cent, all of the Deferred Shares then in issue (and, if applicable, all of the Deferred B Shares). LDC (Shares) Limited has also granted a call option to the Company allowing it to purchase from LDC (Shares) Limited, and the Company has granted an option to LDC (Shares) Limited allowing it to sell to the Company, all of the Deferred Shares (and, if applicable, all of the Deferred B Shares), purchased by LDC (Shares) Limited under the Option Agreement for a total consideration of one cent. The call option and put option are exercisable by either the Company or LDC (Shares) Limited (as applicable) after no less than 366 days have elapsed from the date on which the Deferred Shares come into existence in accordance with the New Articles of Association (or, if the call option and the put option relate also to the Deferred B Shares, after five days following the date on which the Deferred B Shares come into existence in accordance with the New Articles of Association).

8.4	Kabel Deutschland Holding AG

On 14 October 2013, Vodafone announced that the voluntary public takeover offer for Kabel Deutschland Holding AG (“KDH”) by Vodafone Vierte Verwaltungs AG (formerly Vodafone Vierte Verwaltungsgesellschaft mbH; “Vodafone Vierte”), a subsidiary of Vodafone, had been settled and completed. Vodafone now holds 76.57 percent of the share capital of KDH. The offer delivered KDH shareholders a total value of €87 in cash for each KDH share, comprising €84.50 per share in cash pursuant to the offer plus the payment of a €2.50 dividend per share announced by KDH on 20 February 2013. In relation to the offer, Vodafone Group Plc, Vodafone Vierte and KDH entered into a business combination agreement on 24 June 2013, which outlines certain parameters and the mutual understanding of the parties as regards the offer and its implementation as well as the future organisation of the combined operations.

8.5	Committed Facilities

The Group has a $4.2 billion syndicated revolving credit facility which it entered into on 9 March 2011, with $0.1 billion maturing on 9 March 2016 and $4.1 billion maturing on 9 March 2017. The Group also has a €4.2 billion syndicated revolving credit facility which it entered into on 1 July 2010 and which matures on 1 July 2015.

As at 6 December 2013, the last practicable date prior to the publication of this Circular, no drawings had been made against these facilities. The facilities support the Group’s commercial paper programmes and may be used for general corporate purposes including acquisitions.

VZW

So far as the Company is aware, no contracts have been entered into (other than in the ordinary course of business) by Verizon Wireless or its subsidiaries or subsidiary undertakings either: (i) within the period of two years immediately preceding the date of this Circular, which are or may be material to the Group; or (ii) at any time, which contain any provisions under which Verizon Wireless and its subsidiaries and subsidiary undertakings (as relevant) have any obligation or entitlement which is, or may be, material to the Group (as relevant) as at the date of this Circular.

Vodafone Italy

No contracts have been entered into (other than in the ordinary course of business) by Vodafone Italy either: (i) within the period of two years immediately preceding the date of this Circular, which are or may be material to the Group; or (ii) at any time, which contain any provisions under which Vodafone Italy has any obligation or entitlement which is, or may be, material to the Group (as relevant) as at the date of this Circular.

9.	Share Plans

9.1	Vodafone Group 2008 Sharesave Plan (the “SAYE Plan”)

Administration

The SAYE Plan will be operated and administered by the board of directors of the Company or a duly authorised committee thereof (the “Board”).

Eligibility

All UK resident employees (including executive directors working 25 hours or more per week) who have such period of continuous service with the Company, or any subsidiary nominated to join in the SAYE Plan as the Board determines (not exceeding five years), will be eligible to participate in any invitation. The Board has the discretion to reduce or eliminate the period of qualifying service (on a particular occasion when invitations to apply for options are issued), and/or to invite other employees of the Group to participate.

Options

Options will entitle the holder to acquire Ordinary Shares in the Company (“shares”). Options may be either options to subscribe for new Shares to be issued by the Company or options to purchase existing Shares.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option. Options under the SAYE Plan are not pensionable.

Timing

Invitations to participate may be issued within 42 days of the Company announcing its results for the last preceding financial year or other period, the issue of a new sharesave contract prospectus, changes in relevant legislation or the Board resolving that exceptional circumstances exist which justify the grant of options. No invitations shall be made under the SAYE Plan after 29 July 2018.

Exercise price

The exercise price will be set by the Board and may not be less than an amount equal to 80 per cent. of the middle market quotation for a share (as derived from the Official List of the LSE) from the dealing day immediately prior to the invitation date (or, if the Board decides, the average of the middle market quotation for a share for the three immediately preceding dealing days). If the option relates to shares to be allotted, the exercise price will be set by the Board and may not be less the nominal value of a share.

Individual limit

No eligible employee may be granted an option if the aggregate monthly contributions payable by an employee under all subsisting sharesave contracts would exceed £250 (or such other amount specified in paragraph 25 of Schedule 3 to the Income and Corporation Taxes Act 2003).

Plan limits

On any date, the maximum number of shares over which the Board may grant options under which shares are to be allotted, when added to the number of shares allotted and shares remaining to be allotted:

(a)	in respect of options which are to be or have been granted on the same date or within the previous ten years under the SAYE Plan or any other share option scheme approved by the Company in general meeting; and

(b)	on the same date or within the previous ten years under any other share incentive scheme approved by the Company in general meeting,

shall not exceed 10 per cent. of the number of shares in issue on the date preceding that date.

For these purposes, the allotment of shares shall, for the avoidance of doubt, mean the issue and allotment (but not transfer) of shares unless the shares to be transferred are shares held in treasury by Vodafone (in which case the shares held in treasury to be transferred shall be deemed to be an allotment for these purposes).

Exercise of options

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related sharesave contract is payable. In normal circumstances this will be the third or fifth anniversary of the starting date of the sharesave contract and will depend upon the election made by the participant at the time of grant.

Termination of employment

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if death occurred within six months after the bonus date, within 12 months after the bonus date. If a participant ceases to be employed within the Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement, the company in which the participant works no longer being under the control of the Company or the business in which the participant works being transferred to a person who is not an associated company of the Company or under the control of the Company. If a participant ceases to be employed for any other reason, his option will lapse.

For these purposes, a participant will not be treated as ceasing to be employed within the Group for so long as he remains employed by a company which is an associated company of the Company or any company over which the Company has control.

Change of control

The exercise of options will also be permitted in the event of a change in control or a voluntary winding up of the Company. In the event of a change in control of the Company, participants may surrender their options in return for substitute options over shares in the acquiring company.

Listing

Application will be made for admission to the Official List of new shares issued under the SAYE Plan and for permission to trade in those shares. Shares allotted or transferred on the exercise of options will rank equally in all respects with existing shares except for, in the case of shares allotted, rights attaching to shares by reference to a record date prior to the date of exercise.

Amendments

The Board may make such amendments to the SAYE Plan as it sees fit, subject to the following paragraphs.

No amendments necessary to meet the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003 may take effect when the Scheme is approved by HM Revenue and Customs without the prior approval of HM Revenue and Customs.

No amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, exercise price, individual or Plan limits, the terms of options, provision of shares pursuant to exercise, rights attaching to shares, or the powers of the Board for the adjustment of options or to amend the SAYE Plan, without the prior approval of the Company in general meeting except for minor amendments to benefit the administration of the scheme or to obtain or maintain HM Revenue and Customs’ approval or favourable tax treatment for the Company, any Group member or participant or to take account of changes in law.

9.2	Vodafone Share Incentive Plan (the “SIP”)

Status

The SIP is an all-employee share ownership plan. Under the SIP, eligible employees may be:

(i)	awarded up to £3,000 worth of free shares (“Free Shares”) each year;

(ii)	offered the opportunity to buy shares with a value of up to the lower of £1,500 and 10 per cent. of the employee’s pre-tax salary a year (“Partnership Shares”);

(iii)	given up to two free shares (“Matching Shares”) for each Partnership Share bought; and/or

(iv)	allowed or required to purchase shares using any dividends received on shares held in the SIP (“Dividend Shares”).

The limits set out above are the current limits under the applicable SIP legislation. The Board may determine that different limits shall apply in the future should the relevant legislation change in this respect.

SIP Trust

The SIP operates through a UK-resident trust (the “SIP Trust”). The SIP Trust purchases or subscribes for shares that are awarded to or purchased on behalf of employees under the SIP.

An employee will be the beneficial owner of any Ordinary Shares held on his behalf by the trustee of the SIP Trust. Any Shares held in the SIP Trust will rank equally with Shares then in issue. If an employee ceases to be employed by the Group, he will be required to withdraw his Free, Partnership, Matching and Dividend Shares from the SIP Trust (or the Free Shares or Matching Shares may be forfeited as described below).

Eligibility

Each time that the Board decides to operate the SIP, all UK resident tax- paying employees (including Executive Directors) must be offered the opportunity to participate. Other employees may be permitted to participate. Employees invited to participate must have completed a minimum qualifying period of employment before they can participate which must not exceed 18 months or, in certain circumstances, six months.

Limits

The SIP may operate over new issue shares, treasury shares or shares purchased in the market.

The rules of the SIP provide that, in any period of 10 calendar years, not more than 10 per cent. of the Company’s issued ordinary share capital may be issued under the SIP and under any other employee share scheme adopted by the Company.

No awards of any Free, Partnership, Matching or Dividend Shares may be granted after 27 July 2020.

Free Shares

Up to £3,000 worth of Free Shares may be awarded to each employee in a tax year. Free Shares must be awarded on the same terms to each employee, but the number of Free Shares awarded can be determined by reference to the employee’s remuneration, length of service, number of hours worked and/or objective performance criteria. The award of Free Shares can, if the Company so chooses, be subject to the satisfaction of a performance target which measures the objective success of the individual, team, division or business.

There is a holding period of between three and five years (the precise duration to be determined by the Board) during which the employee cannot withdraw the Free Shares from the SIP Trust (or otherwise dispose of the Free Shares) unless the employee leaves employment with the Group.

At its discretion, the Board may provide that some or all of the Free Shares will be forfeited if the employee leaves employment with the Group other than in the circumstances of injury, disability, redundancy, transfer of employing business or company out of the Group, on retirement or on death (each a “SIP Good Leaver Reason”). Forfeiture can only take place within three years of the Free Shares being awarded.

Partnership Shares

The Board may allow an employee to use pre-tax salary to buy Partnership Shares. The maximum limit is the lower of £1,500 or 10 per cent. of pre-tax salary in any tax year. If a minimum amount of deductions is set, it shall not be greater than £10. The salary allocated to Partnership Shares can be accumulated for a period of up to 12 months (the “Accumulation Period”) or Partnership Shares can be purchased out of deductions from the employee’s pre-tax salary when those deductions are made. In either case, Partnership Shares must be bought within 30 days of, as appropriate, the end of the Accumulation Period or the deduction from pay. If there is an Accumulation Period, the number of Ordinary Shares purchased shall be determined by reference to the market value of the Ordinary Shares at the start and at the end of the Accumulation Period or the lower of these two figures.

An employee may stop and start (or, with the agreement of the Company, vary) deductions at any time. Once acquired, Partnership Shares may be withdrawn from the SIP by the employee at any time (subject to the deduction of income tax and national insurance contributions) and will not be capable of forfeiture.

Matching Shares

The Board may offer Matching Shares free to an employee who has purchased Partnership Shares. If awarded, Matching Shares must be awarded on the same basis to all employees up to a maximum of two Matching Shares for every Partnership Share purchased.

There is a holding period of between three and five years (the precise duration to be determined by the Board) during which the employee cannot withdraw the Matching Shares from the SIP Trust unless the employee leaves employment with the Group.

The Board can, at its discretion, provide that the Matching Shares will be forfeited if the associated Partnership Shares are withdrawn by the employee (other than on a corporate event or where the employee leaves employment with the Group for a SIP Good Leaver Reason) or if the employee leaves employment with the Group other than for a SIP Good Leaver Reason. Forfeiture can only take place within three years of the Matching Shares being awarded.

Reinvestment of dividends

The Board may allow or require an employee to reinvest the whole or part of any dividends paid on Ordinary Shares held in the SIP. Dividend Shares must be held in the SIP Trust for three years, unless the employee leaves employment with the Group. Once acquired, Dividend Shares are not capable of forfeiture.

Corporate events

In the event of a general offer being made to Shareholders, or a similar takeover event taking place during a holding period, employees will be able to direct the trustee of the SIP Trust as to how to act in relation to their Ordinary Shares held in the SIP. In the event of a corporate re- organisation, any Ordinary Shares held by employees may be replaced by equivalent shares in a new holding company.

Variation of capital

Ordinary Shares acquired on a variation of share capital of the Company will usually be treated in the same way as the Ordinary Shares acquired or awarded under the SIP in respect of which the rights were conferred and as if they were acquired or awarded at the same time. In the event of a rights issue during a holding period, participants will be able to direct the trustee of the SIP Trust as to how to act in respect of their Ordinary Shares held in the SIP.

Rights attaching to Ordinary Shares

Any Ordinary Shares allotted under the SIP will rank equally with Ordinary Shares then in issue (except for rights arising by reference to a record date prior to their allotment).

Amendments

The Board and the trustees of the SIP Trust may at any time amend the rules of the SIP.

The prior approval of Shareholders at a general meeting of the Company must be obtained in the case of any amendment to the advantage of participants which is made to the provisions relating to eligibility, individual or overall limits, the basis for determining an employee’s entitlement to, and the terms of, Ordinary Shares provided under the SIP, the adjustments that may be made in the event of any variation to the share capital of the Company and/or the amendment rule, save that there are exceptions for any minor amendment to benefit the administration of the SIP, to take account of any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for employees, the Company and/or its subsidiaries or the trustees of the SIP Trust.

Any change to the main features of the SIP (being provisions necessary to meet the requirements of the relevant tax legislation) requires the prior approval of HM Revenue and Customs.

9.3	Vodafone Global Incentive Plan (the “Plan”)

Introduction

Under the Plan, the Company may either make awards of free shares or grant market value options (“Awards”). Awards may be granted to employees of the Group and certain associated companies, including Executive Directors and members of the Executive Committee (“Executive directors”). All awards and options have substantially the same terms unless stated otherwise.

Operation

Except in exceptional circumstances, Awards will only be granted within 42 days after the announcement of the Company’s results for any period or of its annual general meeting.

Eligibility

All employees, of the Company, any subsidiaries and associated companies of the Company including the Executive directors, are eligible to participate in the Plan, provided they have not received or given notice to terminate their employment. Participation by Executive directors will be at the discretion of the Remuneration Committee (the “Committee”).

Performance conditions

Awards to Executive directors will only be made on the basis that the shares will be acquired on the satisfaction of performance conditions, the aim of which is to link the receipt of shares to an improvement in the performance of the Company over the performance period. The performance period will not normally be less than three financial years of the Company. The performance conditions will be determined by the Committee and, for Executive directors, will be described in the annual remuneration report. Awards to employees who are not Executive directors and awards made on an all-employee basis will be made subject to performance conditions at the discretion of the Committee.

The Committee can only amend or waive the performance conditions in exceptional circumstances.

Individual limits

Consistent with the Company’s previous practice, the expected value of all Awards made under the Plan (other than awards made on an all-employee basis) to any Executive director in any one financial year will not exceed four times the Executive director’s basic salary at the time of the Award.

Acquisition of shares

Shares will normally be acquired only by the employee after the end of the performance period, to the extent that performance conditions have been satisfied and provided the employee remains in employment.

Leaving employment

Shares can be acquired early where an employee leaves employment more than six months after the grant of the Award due to ill health or disability, retirement, redundancy, death or a sale of the employee’s employing business or company or for other reasons if allowed by the Committee. In these circumstances, the number of shares acquired will be reduced prorata to take account of the period between the start of the performance period and the date of leaving as a proportion of the whole performance period.

The number of shares received will also depend on the extent to which any performance conditions have been satisfied to the date of leaving. If an employee leaves in the financial year in which the Award is granted, the number of shares will instead be time pro-rated, as described above, and then halved, or in the case of an Executive director, divided by three.

The Committee can decide that a participant who has left in these circumstances will not receive his shares early but that the award will continue for its normal term. The number of shares received will be determined in accordance with the performance condition (measured over its normal period) and will be reduced prorata to take account of the period between the start of the performance period and the date of leaving as a proportion of the whole performance period.

Time pro-rating and performance conditions will not always apply to early receipt of shares where the award was made on an all-employee basis.

Change of control

Generally, shares will be acquired under the Plan on a takeover, scheme of arrangement, merger or other corporate reorganisation, to the extent that any performance conditions have been satisfied at the date of the event. The number of shares received may also be time pro-rated as explained above. Alternatively, employees may be allowed or required (in the case of a reorganisation or merger) to exchange their shares for shares in the acquiring company. The exchanged award will be subject to an equivalent performance condition to that which applied to the old award or may only be exchanged to the extent that the existing performance condition is satisfied at the date of the relevant event.

Dilution limits

In any 10-year period, not more than 10 per cent. of the issued ordinary share capital of the Company may be issued or issuable under the Plan and all other employee share plans operated by the Company. In addition, in any 10-year period, not more than 5 per cent. of the issued ordinary share capital of the Company may be issued or issuable under the Awards made under the Plan on a discretionary rather than an all-employee basis and all other discretionary share plans adopted by the Company. These limits do not include rights which have lapsed or been surrendered, or shares issued under the plans operated by AirTouch Communications Inc, prior to the Company’s merger with that company in 1999.

Variation in share capital

Awards may be adjusted following demergers, rights issues and certain variations in the Company’s share capital including capitalisations, subdivisions, consolidations or reductions of capital.

Amendments

Provisions relating to eligibility, individual and dilution limits, option price, rights attaching to awards and shares, adjustment of awards and other rights in the event of a variation in share capital and the amendment powers cannot be altered to the advantage of participants without the prior approval of shareholders in general meeting. However, no such approval is required for minor changes intended to benefit the administration of the Plan, or to comply with or take account of existing or proposed legislation or any changes in legislation, or to secure favourable tax treatment for the Company, members of its Group or participants.

Termination

The Plan may be terminated by the Committee at any time and, in any event, no awards may be granted after 25 July 2015.

General

Awards granted under the Plan are not transferable (except with the consent of the Committee) and benefits under the Plan are not pensionable. Any shares issued under the Plan will rank equally with shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date.

Options granted under the Plan will lapse no later than ten years after the date of grant or, normally, 12 months after becoming exercisable as a result of leaving employment.

9.4	Vodafone Group Plc 1999 Long Term Stock Incentive Plan (“LTIP”)

Status

The LTIP is a discretionary executive share plan.

Under the LTIP, the Remuneration Committee may, within certain limits and subject to any applicable performance conditions, grant to eligible employees options to acquire Shares (“LTIP Options”) and/or awards over restricted Shares (“LTIP Restricted Awards”) and/or stock appreciation rights (“SARs”). No payment is required for the grant of an LTIP Award.

Eligibility

All employees of members of the Group were eligible for selection to participate in the LTIP at the discretion of a committee of the Board.

Limits

The rules of the LTIP provide that, in any period of 10 calendar years, not more than 10 per cent. of the Company’s issued ordinary share capital may be issued under the LTIP and under any other employee share scheme adopted by the Company.

In addition, the rules of the LTIP provide that, in any period of 10 calendar years, not more than 5 per cent. of the Company’s issued ordinary share capital may be issued under the LTIP and under any other executive share scheme adopted by the Company.

Grant of LTIP Awards

No new awards may be granted under the LTIP.

Vesting and exercise

LTIP Options and SARs will normally become exercisable and LTIP Restricted Awards will cease to be subject to forfeiture, at such dates as were set at the time of their grant.

Cessation of employment

If a participant ceases to be employed within the Group because of his death, disability or retirement or other events set out at grant then his LTIP Award may vest on an accelerated basis.

If a participant ceases to be a Group employee or director for another reason, the LTIP Award agreement will normally specify whether the LTIP Award lapses or not.

Corporate events

In the event of a takeover or other change in control of the Company the Board may determine that LTIP Restricted Awards will vest early and LTIP Options and SARs will become exercisable.

Variation of capital

If there is a variation of share capital of the Company or, in the event of a payment of a special dividend or other corporate event which materially affects the market price of the shares, then the Board may make such adjustments as it considers appropriate to the number of shares under LTIP Awards and any exercise price.

Amendments

The Board may, at any time, amend the provisions of the LTIP in any respect, except that the prior approval of Shareholders at a general meeting of the Company must be obtained in the case of any amendment to the advantage of participants which is made to the provisions relating to eligibility, individual or overall limits, the basis for determining an employee’s entitlement to, and the terms of, the LTIP Awards and the adjustments that may be made in the event of any variation to the share capital of the Company.

The above restriction shall not apply to any minor amendment to benefit the administration of the LTIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for employees, the Company and/or its subsidiaries.

10.	Legal and arbitration proceedings

Retained Group Litigation

The Retained Group is currently, and may be from time to time, involved in a number of legal proceedings including inquiries from, or discussions with, governmental authorities that are incidental to their operations. However, save as disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial position or profitability of the Retained Group.

10.1	Telecom Egypt arbitration

In October 2009 Telecom Egypt commenced arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of allegedly lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt has also sought to join VIHBV, VEBV and Vodafone (which Telecom Egypt alleges should be held jointly liable with Vodafone Egypt) to the arbitration. VIHBV, VEBV and Vodafone deny that they were subject to the interconnection agreement or any arbitration agreement with Telecom Egypt. Telecom Egypt initially quantified its claim at approximately €190 million in 2009. This was subsequently amended and increased to €551 million in January 2011 and further increased to its current value of just over €1.2 billion in November 2011. The Company disputes Telecom Egypt’s claim (and assertion of jurisdiction over VIHBV, VEBV and Vodafone) and will continue to defend the Vodafone companies’ position vigorously. Final submissions were submitted on 5 February 2013. The arbitration hearing, which was held in Paris, concluded on 7 November 2013 and the arbitrator’s award is expected after March 2014. Any award may be subject to appeal.

10.2	Indian tax case

In August 2007 and September 2007, VIL and VIHBV respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to HTIL in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly owned subsidiary that indirectly holds interests in VIL. In January 2012 the Indian Supreme Court handed down its judgment, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that, consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Indian Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 20 March 2012 the Indian government returned VIHBV’s deposit of INR 25 billion (£310 million) and released the guarantee for INR 85 billion (£1.2 billion), which was based on the demand for payment issued by the Indian tax authority in October 2010 for tax of INR 79 billion (£0.9 billion) plus interest.

        On 16 March 2012 the Indian government introduced proposed legislation (the “Finance Bill 2012”) purporting to overturn the Indian Supreme Court judgment with retrospective effect back to 1962. On 17 April 2012 VIHBV filed a trigger notice under the Dutch-India Bilateral Investment Treaty (“BIT”) signalling its intent to invoke arbitration under the BIT should the new laws be enacted. The Finance Bill 2012 received Presidential assent and became law on 28 May 2012 (the “Finance Act 2012”). The Finance Act 2012 is intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax.

The Indian government commissioned a committee of experts (the “Shome committee”) consisting of academics, and current and former Indian government officials, to examine, and make recommendations in respect of, aspects of the Finance Act 2012 including the retrospective taxation of transactions such as VIHBV’s transaction with HTIL referred to above. On 10 October 2012 the Shome committee published its draft report for comment. The draft report concluded that tax legislation in the Finance Act 2012 should only be applied prospectively or, if applied retrospectively, that only a seller who made a gain should be liable and, in that case, without any liability for interest or penalties. The Shome committee’s final report was submitted to the Indian government on 31 October 2012, but no final report has been published, and it remains unclear what the Indian government intends to do with the Shome committee’s final report or its recommendations.

VIHBV has not received any formal demand for taxation following the Finance Act 2012, but it did receive a letter on 3 January 2013 reminding it of the tax demand raised prior to the Indian Supreme Court judgment and purporting to update the interest element of that demand in a total amount of INR 142 billion (£1.6 billion). The separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100 per cent. of the assessed withholding tax for the alleged failure to have withheld such taxes, remain pending despite the issue having been ruled upon by the Indian Supreme Court. Should a further demand for taxation be received by VIHBV or any member of the Group as a result of the new retrospective legislation, the Group believes it is probable that it will be able to make a successful claim under the BIT. Although this would not result in any outflow of economic benefit from the Group, it could take several years for VIHBV to recover any deposit required as a condition for any stay of enforcement of a tax demand pending the outcome of VIHBV’s BIT claim. However, VIHBV expects that it would be able to recover any such deposit. VIHBV is exploring with the Indian government whether a mechanism exists under Indian law which would allow the parties to engage in a mutually satisfactory process for the negotiated resolution of this dispute. There is no certainty that such a mechanism exists or that a resolution acceptable to both VIHBV and the Indian government could be reached.

The Group did not carry a provision for this litigation or in respect of the retrospective legislation at 30 September 2013 or at previous reporting dates.

VZW Litigation

VZW and its subsidiaries are currently, and may be from time to time, involved in a number of legal proceedings including inquiries from, or discussions with, governmental authorities that are incidental to VZW’s operations. However, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial position or profitability of VZW or its subsidiaries.

Vodafone Italy Litigation

Vodafone Italy is currently, and may be from time to time, involved in a number of legal proceedings including inquiries from, or discussions with, governmental authorities that are incidental to its operations. However, save as disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial position or profitability of Vodafone Italy.

10.3	British Telecom (Italy)

In June 2010, BT Italy commenced an action for damages of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period 1999 to 2007 . This same issue was investigated by the Italian competition authority in 2005 and settled on the basis of undertakings given by Vodafone Italy in 2007. This civil damages claim is a follow-on action by BT Italy. A technical expert report commissioned by the court supports Vodafone Italy’s position that there was no abuse of dominant position and estimates, if the court nevertheless finds there was abuse, that damages should be in the range of €5.6 million to €17.3 million rather than the €280 million claimed by BT Italy.

10.4	Wind

In April 2011, Wind commenced an action against Vodafone Italy for damages of €174 million for alleged violation of mobile number portability obligations which Wind claims has caused it competitive injury. A technical expert report commissioned by the court estimates damages should be in the range of €47 million to €61 million rather than the €174 million claimed by Wind.

10.5	FASTWEB

In December 2010, FASTWEB commenced an action against Vodafone Italy for damages of €143 million for abuse of dominant position arising from the alleged application by Vodafone Italy of higher termination rates than those given to Vodafone Italy’s commercial affiliates. The damages claimed were subsequently increased to €360 million. This is a follow-on damages claim after the Italian Competition Authority’s investigation in 2005 in relation to which Vodafone Italy entered into undertakings in 2007. A technical expert commissioned by the court has produced a draft report which will be discussed at the next hearing. Vodafone Italy believes this claim to be grossly inflated.

10.6	Vodafone Italy claim against Telecom Italia

In May 2013, the Italian Competition Authority imposed a €100 million fine on Telecom Italia for abuse of its dominant position. On 1 August 2013, Vodafone Italy and TeleTu (Vodafone Italy’s subsidiary for fixed line services) filed in the Court of Milan a civil action against Telecom Italia for approximately €1 billion in damages to compensate Vodafone Italy and TeleTu for the anti-competitive strategy adopted by Telecom Italia in the fixed line market in the last five years (2008 — June 2013). These civil actions are, in part, follow-on claims to the Competition Authorities decision against Telecom Italia. Telecom Italia will be required to file a defence by 24 December 2013. The first hearing is set for 14 January 2014.

10.7	Eutelia

In June 2008, Eutelia (a fixed line and internet operator) filed an action for damages for alleged abuse of dominant position in the wholesale market for mobile termination against Vodafone Italy. This is a follow-on damages claim after the Italian Competition Authority’s investigation in 2005 in relation to which Vodafone Italy entered into undertakings in 2007. Eutelia is claiming damages of €20 million for the higher prices it paid to Vodafone Italia and €20 million for loss of profit. The court has ordered that a report be prepared and filed by a technical expert.

10.8	Telecom Italia claim against Vodafone Italy

In February 2012, Telecom Italia commenced an action for damages of €101 million arising from alleged anti-competitive effects of retention activities of TeleTu. The court has decided not to appoint a technical expert to provide an opinion to the court. The last hearing was held on 6 November 2013 when final submissions were made by the parties.

11.	Historical information on Verizon

The tables below provide the historical closing prices of Verizon Shares on the last Trading Day of each month for the six months prior to the date of this document and the dividend payments made by Verizon for the previous three financial years. Please note that past performance of securities is no guide to their future performance and the information prepared is historical and not forward looking.

Verizon Share price

Trading date	Closing share price on the NYSE ($)	Value of Verizon Consideration Shares at that price(1) ($)	Value of Verizon Consideration Shares at that price(2) (£)
28 June 2013	50.35	60.98	40.21
31 July 2013	49.51	58.95	38.89
30 August 2013(3)	47.35	58.61	37.89
30 September 2013	46.67	59.55	36.77
31 October 2013	50.52	63.19	39.33
29 November 2013	49.63	59.21	36.15
6 December 2013(4)	49.48	59.35	36.36

(1)	The aggregate value of the Verizon Consideration Shares at the dates indicated is based on an illustrative example of how the Collar would have applied had the VZW Transaction completed at the times indicated, based on the Average Trading Price of the Verizon Shares during the 20 Trading Days ending on the third Business Day prior to the relevant Trading Date for which the share price information is given and assuming no Dividend Adjustment or Cash Election.
(2)	Using the £:$ exchange rate quoted by WM/Reuters on the Trading Days for which share price information is provided.

(3)	The latest trading day on NYSE prior to announcement of the Transactions.
(4)	The latest practicable date prior to publication of this Circular.

Verizon dividend payments

Payment Date	Dividend payment ($ per share)
01-Nov-13	0.5300
01-Aug-13	0.5150
01-May-13	0.5150
01-Feb-13	0.5150
2013 YTD total	2.0750
01-Nov-12	0.5150
01-Aug-12	0.5000
01-May-12	0.5000
01-Feb-12	0.5000
2012 Total	2.0150
01-Nov-11	0.5000
01-Aug-11	0.4875
02-May-11	0.4875
2011 Total	1.4750

12.	Working capital

The Company is of the opinion that, taking into account the net proceeds from the Transactions and the facilities vailable to the Retained Group, the working capital available to the Retained Group is sufficient for its present requirements, that is, for at least the next 12 months following the date of this Circular.

The Company is of the opinion that, if the VZW Transaction completed but the Vodafone Italy Transaction did not complete, taking into account the net proceeds from the VZW Transaction (excluding the Vodafone Italy Transaction) and the facilities available to the Retained Group, the working capital available to the Retained Group is sufficient for its present requirements, that is, for at least the next 12 months following the date of this Circular.

13.	Significant change

There has been no significant change in the trading or financial position of the Group since 30 September 2013, the date of the Group’s unaudited interim financial statements, being the latest published financial statements.

There has been no significant change in the trading or financial position of VZW since 30 September 2013, the date to which the VZW unaudited interim information has been prepared in Part VII of this Circular.

There has been no significant change in the trading or financial position of Vodafone Italy since 30 September 2013, the date to which the Vodafone Italy unaudited interim information has been prepared in Part VII of this Circular.

14.	Consents

Goldman Sachs and UBS have given and not withdrawn their consent to the inclusion in this Circular of references to their name in the form and context in which they are included.

Deloitte has given and has not withdrawn its written consent to the inclusion of its reports on the unaudited pro forma statement of net assets of the Retained Group and the unaudited pro forma statement of adjusted operating profit and free cash flow guidance in Part VIII of this Circular, in the form and context in which they appear.

15.	Documents available for inspection

Copies of the following documents will be available for inspection at the offices of the Company at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN and at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including the date of the General Meeting:

•	the current Memorandum and Articles of Association;

•	a copy of the New Articles of Association proposed to be adopted at the General Meeting, marked against the current Articles of Association;

•	the Vodafone Annual Report for 2013 and the Vodafone Annual Report for 2012;

•	the reports prepared by Deloitte on the unaudited pro forma statement of net assets of the Retained Group and the unaudited pro forma statement of adjusted operating profit and free cash flow guidance set out in Part VIII of this Circular;

•	the consents referred to in paragraph 14 of this Section XI;

•	the VZW SPA;

•	the Vodafone Italy Agreement;

•	the Option Agreement; and

•	this document.

PART XII – INFORMATION INCORPORATED BY REFERENCE

The table below sets out the various information incorporated by reference into this Circular, so as to provide the information required pursuant to the Listing Rules. These documents are also available on the Company’s website at vodafone.com/content/index/investors/investor_information/financial_results.html.

Information incorporated into this Circular	Page number(s) in such document	Location of incorporation in this Circular	Page number(s) in this Circular
Annual Report and Accounts 2013	46	IV	49
	148	XI, 7	197
Annual Report and Accounts 2012	140	XI, 7	197
Annual Report and Accounts 2011	123	XI, 7	197

The documents incorporated by reference in this Circular have been incorporated in compliance with rule 13.1.6 of the UKLA’s Listing Rules.

Information that is itself incorporated by reference or referred or cross- referred to in these documents is not incorporated by reference into this Circular. Except as set forth above, no other portions of these documents are incorporated by reference into this Circular.

PART XIII – DEFINITIONS

The following definitions apply throughout this Circular (other than in Part XVI) unless the context requires otherwise:

“$”, “USD”, “US$” or “dollars”	the lawful currency of the United States of America;

“£”, “GBP” or “sterling”	the lawful currency of the United Kingdom;

“€”, “EUR” or “euro”	the single currency of member states of the European Union that have the euro as their lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

“Adjusted Verizon Share Amount”	an amount equal to the difference between the Base Verizon Share Amount and (if any) the Verizon Cash Election Amount;

“ADR”	American depositary receipt, a certificate evidencing ADSs;

“ADSs”	American depositary shares, each representing a specified number of Ordinary Shares, which may be evidenced by ADRs;

“ADS Consolidation Letter of Transmittal”	the form which must be completed by registered ADS holders in certificated form and returned together with their ADRs to receive their entitlement to New ADSs after the ADSs have been consolidated;

“ADS Distribution Record Time”	close of business on the Business Day immediately preceding the Second Court Hearing;

“ADS Proxy Card”	the proxy card for use by registered holders of Vodafone ADSs in connection with the Court Meeting and the General Meeting;

“Agent Institution”	a bank, broker, or other securities intermediary holding security entitlements in ADSs on behalf of a customer acting on behalf of ADS holders with respect to DTC;

“AirTouch Preference Shares”	the $825 million par value Class D preference shares and the $825 million par value Class E preference shares issued by VAI and held by MediaOne SPC II;

“AMAP”	one of Vodafone’s geographic operating regions which includes Africa, Middle East and Asia Pacific;

“Annual Report”	Annual Report and Accounts of Vodafone for the financial year ended 31 March 2013;

“Articles of Association” or “Articles”	the current articles of association of Vodafone;

“Average Trading Price”	the volume-weighted average of the per share trading prices of Verizon Shares on the NYSE as reported through Bloomberg (based on all NYSE trades in Verizon Shares during the primary trading session from 9.30 a.m., New York time, to 4.00 p.m., New York time, and not an average of daily averages);

“B Shares”	the class B shares in the share capital of the Company as described in paragraph 2.5 of Part III of this Circular, each having the rights and restrictions set out in the New Articles of Association;

“Base Cash Consideration”	$58,886,000,000;

“Base Verizon Share Amount”	$60,150,000,000;

“Business Day”	a day, other than Saturday, Sunday or any other day on which commercial banks in New York or London are authorised or required by applicable law to close;

“C Shares”	the class C shares in the share capital of the Company as described in paragraph 2.5 of Part III of this Circular each of $0.00001 par value and having the rights and restrictions set out in the New Articles of Association;

“Canadian Shareholders”	Shareholders with an address (as shown on Vodafone’s register of members) in, or who are resident in, Canada;

“Capital Option”	the allotment and issue of B Shares to be cancelled by the Company pursuant to the Scheme;

“Capital Reductions”	the reductions of capital forming part of the Scheme, namely:

(A) the cancellation of the Company’s capital redemption reserve pursuant to paragraph 4 of the Scheme;

(B) the reduction of the Company’s share premium account pursuant to paragraph 4 of the Scheme; and

(C) the cancellation of the B Shares pursuant to paragraph 5 of the Scheme;

“Cash Consideration”	the Base Cash Consideration and, where applicable, the Verizon Cash Election Amount and/or the Cash Flow Adjustment Amount;

“Cash Entitlement”	in respect of each B Share or C Share, as the case may be, and subject to paragraph 14 of the Scheme, the amount in dollars obtained by dividing (i) $23.886 billion (twenty three billion eight hundred and eighty six million dollars) (as may be increased by the Verizon Cash Election or decreased by the Directors at their discretion in accordance with the terms of the Scheme) by (ii) the number of B Shares plus the number of C Shares issued pursuant to Part A of the Scheme;

“Cash Flow Adjustment Amount”	an amount equal to the product of (i) the number of calendar days elapsed from (and including) 1 May 2014 until the VZW Completion Date and (ii) $10 million;

“CDIs” or “Verizon CDIs”	dematerialised CREST depositary interests representing Verizon Consideration Shares;

“certificated”	refers to a share or other security which is not in uncertificated form (that is, not in CREST);

“Certificated Shareholder”	a Shareholder who holds his Ordinary Shares in certificated form, that is, not through CREST;

“CGT”	United Kingdom capital gains tax and United Kingdom corporation tax on chargeable gains;

“Circular” or “this document”	this document dated 10 December 2013 issued by Vodafone to Shareholders in relation to the Proposals;

“Collar”	the mechanism by which the number of Verizon Consideration Shares may be adjusted under the VZW SPA, as more fully described in the sub-paragraph entitled “Verizon Share consideration and collar” of paragraph 5 of Part V;

“Companies Act” or the “Act”	the Companies Act 2006 (as amended);

“Company” or “Vodafone”	Vodafone Group Plc;

“Computershare”	Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6AR;

“Consolidation Record Time”	6.00 p.m. (London time) in respect of Ordinary Shares and close of business (New York time) in respect of ADSs in each case on the Business Day immediately preceding the Second Court Hearing;

“Court”	the High Court of Justice in England and Wales;

“Court Hearings”	the First Court Hearing and the Second Court Hearing;

“Court Meeting”	the meeting of the holders of Ordinary Shares convened by direction of the Court pursuant to section 896 of the Companies Act, to consider and, if thought fit, approve the Scheme of Arrangement;

“CREST”	the Relevant System (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland is the Operator (as defined in the Regulations);

“CREST Manual”	the manual, as amended from time to time, provided by Euroclear describing CREST and supplied by Euroclear in accordance with the Regulations;

“CREST Proxy Instructions”	a proxy appointment or instruction made via CREST, authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and containing the information set out in the CREST Manual;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755);

“Currency Facility”	the ability for Certificated Shareholders to elect, by making valid elections on the Form of Election, to receive dollars, sterling or euro in respect of any cash to which they become entitled under the Scheme;

“Dealing Facility”	the free share dealing facility offered to Certificated Shareholders (other than Verizon CSN Restricted Shareholders) holding fewer than 50,000 Ordinary Shares at the Distribution Record Time to sell the Verizon CDIs to which they would otherwise be entitled as described in paragraph 9.9 of Part III of this Circular;

“Dealing Facility Form”	the form for use by Shareholders eligible to use, and wishing to use, the Dealing Facility;

“Default Currency”	the currency in which Certificated Shareholders receive dividend payments from Vodafone in accordance with their existing dividend mandates, or, for those Certificated Shareholders who have not previously received a dividend payment from Vodafone:

(A) euro for those Shareholders with a registered address in Republic of Ireland; or

(B) sterling for those Shareholders with a registered address in any other jurisdiction;

“Deferred B Shares”	has the meaning set out in Section 1 of Part VI of this document;

“Deferred Shares”	the deferred shares of $0.00001 each in the capital of the Company carrying the rights and restrictions set out in the New Articles of Association and summarised in Section 3 of Part VI of this Circular;

“Deposit Agreement”	the deposit agreement dated 12 October 1988, as amended, among Vodafone, the Depositary and owners and beneficial owners of ADSs issued thereunder;

“Depositary”	The Bank of New York Mellon, as depositary under the Deposit Agreement;

“Direct Registration System”	a service provided by The Bank of New York Mellon and which is standard within the securities industry, allowing securities (including ADSs) to be owned and recorded electronically without the owner having a security certificate (i.e. an ADR);

“Directors” or “Board”	the directors of Vodafone whose names are set out in paragraph 2 of Part XI of this Circular (or, where the context requires, the directors of Vodafone from time to time);

“Disclosure and Transparency Rules” or “DTRs”	the Disclosure and Transparency Rules of the FCA;

“Distribution Agent”	Computershare or such other distribution agent as may be appointed by Vodafone and Verizon prior to completion of the VZW Transaction;

“Distribution Record Time”	6.00 p.m. (London time) in relation to Ordinary Shares and close of business (New York time) in relation to ADSs, in each case on the Business Day immediately preceding the Second Court Hearing;

“Dividend Adjustment”	the adjustment (if any) to the volume-weighted average of the per share NYSE trading prices of Verizon Shares for purposes of calculating the Average Trading Price where the Verizon Shares trade both with and without an entitlement to a dividend during the Reference Period, as described in paragraph 5 of Part V of this document;

“DTC”	the Depository Trust Company, a wholly-owned subsidiary of the Depository Trust and Clearing Corporation;

“EBITDA”	earnings before interest, tax, depreciation and amortisation;

“EEA”	the member states of the European Economic Area as at the date of this document;

“Election Period”	the period starting with the date of this Circular and ending at the Election Return Time, during which Shareholders (other than Restricted Scheme Shareholders) are able to elect between the Share Alternatives;

“Election Return Time”	1.00 p.m. on 20 February 2014 or such later time and date as Vodafone may determine and announce through a Regulatory Information Service;

“Electronic Election”	an election made in respect of the Capital Option or Income Option by a Shareholder holding his Ordinary Shares in CREST as set out in paragraph 3.2 of Part II of this Circular;

“Euroclear UK & Ireland” or “Euroclear”	Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738;

“Ex-Date”	in relation to Ordinary Shares, 8.00 a.m. (London time) on the Business Day immediately following the Scheme Effective Date and, in relation to ADSs, the Trading Day immediately following the Scheme Effective Date;

“Executive Directors”	the executive directors of the Company as at the date of this Circular and “Executive Director” means any one of them;

“FCA”	the UK Financial Conduct Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act;

“FCC”	the US Federal Communications Commission;

“First Court Hearing”	the hearing at which the Court will be asked to make an order sanctioning the Scheme under section 899 of the Act;

“Fixed Rate Shares”	the 7 per cent. cumulative fixed rate shares of £1 each in the Company;

“Form of Election”	the form of election accompanying this document (where applicable) for use by Certificated Shareholders to indicate: (i) if they wish to elect for the Income Option or the Capital Option or a combination of the two; (ii) (where eligible, or applicable) whether they would prefer to receive their proceeds from the Return of Value in dollars, euro or sterling, rather than their Default Currency; and/or (iii) if they wish to receive a certificate for New Ordinary Shares instead of participating in the Vodafone Share Account;

“Forms of Proxy”	the forms of proxy enclosed with this Circular for use by Shareholders in connection with the General Meeting (YELLOW) and the Court Meeting (BLUE);

“FSMA”	the Financial Services and Markets Act 2000;

“GDP”	Gross Domestic Product;

“General Meeting” or “GM”	the general meeting of Vodafone, to be held immediately following the Court Meeting, or any adjournment thereof, notice of which is set out in Part XV of this Circular;

“Global BuyDIRECT Plan”	a direct share acquisition plan that allows both existing and new investors to acquire ADSs in Vodafone;

“Goldman Sachs”	Goldman Sachs International;

“Group”	Vodafone, its subsidiaries and subsidiary undertakings from time to time (other than, from the VZW Completion Date, the members of the US Group);

“HMRC”	Her Majesty’s Revenue and Customs;

“holder”	a registered holder, including any person(s) entitled by transmission whether pursuant to the Articles or by operation of law;

“HTIL”	Hutchison Telecommunications International Limited;

“IFRS”	International Financial Reporting Standards;

“Income Option”	the allotment and issue of C Shares in respect of which the Special Dividend will become payable under the terms of the Scheme;

“Indus Towers”	Indus Towers Limited, a joint venture between Vodafone India, Bharti Infratel Limited and Aditya Birla Telecom;

“INR”	Indian rupees;

“IRS”	the US Internal Revenue Service;

“LDC Shares Limited”	LDC Shares Limited, a wholly owned subsidiary of the Law Debenture Corporation plc;

“Listing Rules”	the listing rules made under Part VI of FSMA (as set out in the FCA Handbook), as amended;

“London time”	the time of day in London, UK, from time to time, whether Greenwich Mean Time or British Summer Time;

“LSE”	London Stock Exchange plc;

“M2M”	machine-to-machine;

“Meetings”	the Court Meeting and the General Meeting, and “Meeting” means either one of them;

“NASDAQ”	the Nasdaq Stock Market;

“New ADSs”	the American depositary shares representing the New Ordinary Shares following the Share Consolidation and the consolidation of the ADSs;

“New Articles of Association”	the new articles of association to be adopted by Vodafone at the General Meeting pursuant to Resolution 2;

“New Ordinary Shares”	the ordinary shares in the capital of Vodafone following the Share Consolidation;

“New York time”	the time of day in New York City, New York, from time to time, whether Eastern Standard Time or Eastern Daylight Time;

“NGN”	next-generation network;

“Non-Executive Directors”	the non-executive directors of the Company as at the date of this Circular and “Non-Executive Director” means any one of them;

“Notices”	the notices of the Court Meeting and General Meeting which are set out in Part XIV and Part XV, respectively, of this Circular;

“NYSE”	the New York Stock Exchange;

“Official List”	the Official List maintained by the FCA pursuant to Part VI of FSMA;

“Omnitel Consideration Amount”	$3.5 billion;

“Omnitel Note”	the promissory note to be issued by Verizon to V4L at completion of the VZW Transaction pursuant to the VZW SPA if the Vodafone Italy Transaction does not complete at the same time as the VZW Transaction;

“Omnitel Note Rate”	a rate of interest which is five basis points above (i) a benchmark rate that would be utilised in pricing US Treasury securities with a two-year maturity around the time of completion of the VZW Transaction plus (ii) the average rate of Verizon’s credit default swaps as determined, in accordance with the Omnitel Note, by four banks of national reputation to be appointed by Vodafone and Verizon;

“Option Agreement”	the agreement between Vodafone and LDC (Shares) Limited in relation to the Deferred Shares dated 10 December 2013 and described in paragraph 8.3 of Part XI;

“Ordinary Shares”	ordinary shares in the share capital of the Company each of 11 3/7 cents par value;

“Overseas Shareholders”	a Shareholder who is resident in, has a registered address in, or is a citizen or national of, any jurisdiction outside the United Kingdom including, for the avoidance of doubt, Restricted Scheme Shareholders and Verizon Share Restricted Shareholders;

“PRA”	the Prudential Regulatory Authority;

“Proposals”	the proposed transactions described in this document, including the Transactions, the Return of Value, the Capital Reductions, the Scheme of Arrangement, the Share Consolidation and the amendments to the Articles of Association;

“Prospectus Rules”	the rules made by the FCA pursuant to Part VI of FSMA (as amended from time to time);

“Reduction Court Order”	the Court order confirming the Capital Reductions;

“Reference Period”	the period of 20 consecutive full Trading Days on the NYSE ending on the third Business Day prior to the VZW Completion Date;

“Register”	the register of members of Vodafone;

“Registrar”	Computershare Investor Services PLC with registered office at The Pavilions, Bridgwater Road, Bristol BS13 8AE;

“Regulatory Information Service”	a regulatory information service that is approved by the FCA and that is on the list of regulatory information service providers maintained by the FCA;

“Reorganisation”	the transfer of the RoW Interests out of the US Group to the Retained Group prior to completion of the VZW Transaction and associated steps, more fully described in paragraph 2 of Part V of this Circular;

“Resolutions”	the resolutions as set out in Part XV of this Circular which are to be proposed at the General Meeting;

“Restricted Scheme Shareholders”	Shareholders with a registered address in, or who are resident in, a Restricted Scheme Territory;

“Restricted Scheme Territories”	the United States, Hong Kong, Malaysia, New Zealand, Saudi Arabia, Switzerland and the United Arab Emirates, and “Restricted Scheme Territory” means any one of them;

“Retained Group”	the members of the Vodafone Group excluding the US Group;

“Return of Value”	the bonus issue of the B Shares and the C Shares, the cancellation of the B Shares and the Special Dividend payable on the C Shares, all pursuant to the Scheme of Arrangement and which are being undertaken to return value to Shareholders;

“RoW Interests”	certain shareholdings held by the US Group in certain companies in the Vodafone Group incorporated outside the US and which are not intended to be transferred to Verizon pursuant to the VZW SPA;

“Scheme Court Order”	the order of the Court sanctioning the Scheme;

“Scheme Effective Date”	the date on which the Court’s order confirming the Capital Reductions under paragraphs 4 and 5 of the Scheme, together with the necessary statement of capital, are delivered to (or, if the Court so orders, registered by) the Registrar of Companies;

“Scheme of Arrangement” or “Scheme”	the proposed scheme of arrangement under section 899 of the Companies Act between Vodafone and Shareholders to implement the VZW Transaction, the Return of Value and associated Capital Reductions and the Share Consolidation;

“SDRT”	UK stamp duty reserve tax;

“SEC”	the US Securities and Exchange Commission;

“Second Court Hearing”	the hearing at which the Court will be asked to make an order confirming the Capital Reductions under section 648 of the Act;

“Settlement Note”	has the meaning set out in paragraph 2 of Part V;

“Share Alternatives”	the Income Option and the Capital Option, or any one of them as the context requires;

“Share Consolidation”	the consolidation and subdivision of the Ordinary Shares in the manner set out in paragraph 2.7 of Part III of this Circular;

“Shareholder”	a holder for the time being of Ordinary Shares or, following the Share Consolidation, New Ordinary Shares (including those underlying ADSs) and, where the context requires and following the issue of the B Shares and C Shares pursuant to Part A of the Scheme, of the B Shares and C Shares issued pursuant to Part A of the Scheme;

“Shareholder Helpline”	the telephone helpline for Shareholders operated by Computershare details of which are set out on page 4 of this Circular;

“Special Dividend”	the special dividend arising on the C Shares pursuant to the Return of Value as described in paragraph 6 of Part III of this document;

“Statement of Ownership”	a statement of ownership to be sent by Computershare Company Nominees Limited to participants in the Verizon CSN Facility or the Vodafone Share Account, as applicable, detailing the number of Verizon CDIs or New Ordinary Shares beneficially owned by the relevant participant through the Verizon CSN Facility or Vodafone Share Account, as applicable;

“sterling-equivalent amount”	an amount calculated by the Company by reference to the spot rate of exchange for the purchase of sterling in the London foreign exchange market, as quoted by WM/Reuters at or as near as practicable to the third Business Day prior to the Distribution Record Time;

“subsidiary” or “subsidiaries”	has the meaning given in section 1159 of the Companies Act;

“subsidiary undertaking” or “subsidiary undertakings”	has the meaning given in section 1162 of the Companies Act;

“Trading Day”	a day on which both NASDAQ and the NYSE are open for trading;

“Transactions”	the VZW Transaction and the Vodafone Italy Transaction;

“TTE Instruction”	a transfer to escrow instruction (as defined by the CREST Manual);

“UBS”	UBS Limited;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority” or “UKLA”	the FCA acting in its capacity as the competent authority for the purposes of Part VI of the FSMA;

“uncertificated”	other than in relation to ADSs and Verizon Shares, refers to a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;

“Uncertificated Shareholders”	Shareholders who holds their Ordinary Shares in uncertificated form, that is, through CREST;

“US” or “United States”	the United States of America;

“US Securities Act”	the United States Securities Act of 1933, as amended;

“US Shareholders”	Shareholders (beneficial or otherwise) resident in, or with a registered address in, the United States;

“US Group”	VAF1, Vodafone Americas Finance 2 Inc., Vodafone Americas Holdings Inc., VAI, Vodafone Holdings LLC, PCS Nucleus LP, JV Partnerco LLC, Vodafone International Inc. and Vodafone B.V. Inc, each of which, immediately prior to closing of the VZW Transaction, will be a wholly owned subsidiary of Vodafone;

“V4L”	Vodafone 4 Limited, an indirect, wholly owned subsidiary of Vodafone;

“VAF1”	Vodafone Americas Finance 1 Inc.;

“VAI”	Vodafone Americas Inc.;

“VAT”	value added tax;

“VEBV”	Vodafone Europe B.V., an indirect, wholly owned subsidiary of Vodafone;

“Verizon”	Verizon Communications Inc.;

“Verizon Cash Election”	the election which may be made by Verizon prior to the date falling 10 Business Days prior to the expected VZW Completion Date to increase the Base Cash Consideration (and reduce the Base Verizon Share Amount accordingly) in accordance with the VZW SPA by an amount not to exceed the Verizon Cash Election Amount;

“Verizon Cash Election Amount”	the amount by which Verizon may increase the Base Cash Consideration in accordance with the VZW SPA, being an amount no greater than $5 billion;

“Verizon Consideration Share Entitlement”	in respect of each B Share or C Share, as the case may be, the number of Verizon Consideration Shares (which may be a fraction) that is obtained by dividing (i) the number of Verizon Consideration Shares by (ii) the number of B Shares plus the number of C Shares issued pursuant to Part A of the Scheme;

“Verizon Consideration Shares”	the Verizon Shares that are to be issued and delivered by Verizon at completion of the VZW Transaction pursuant to the VZW SPA or the Scheme, as described in paragraph 5 of Part V of this Circular;

“Verizon CSN”	Computershare Company Nominees Limited in its capacity as the corporate sponsored nominee for the Verizon CSN Facility;

“Verizon CSN Facility”	the facility pursuant to which the Verizon CSN will hold the Verizon CDIs representing the Verizon Consideration Shares to which Certificated Shareholders (other than Verizon CSN Restricted Shareholders) become entitled pursuant to the VZW Transaction;

“Verizon CSN Restricted Shareholder”	any Shareholder other than an individual Certificated Shareholder resident in, or with a registered address in, the EEA (other than Croatia);

“Verizon Group”	Verizon and its subsidiaries and subsidiary undertakings;

“Verizon Loan Notes”	the loan notes to be issued by Verizon at completion of the VZW Transaction, the principal terms of which are summarised in Part V of this Circular;

“Verizon Prospectuses”	the Verizon UK Prospectus and the Verizon US Prospectus, and each a “Verizon Prospectus”;

“Verizon Prospectus Restricted Holders”	a Shareholder or ADS holder who is resident in, or with a registered address that is in any of the following jurisdictions: Australia, China, Egypt, Hong Kong, Malaysia, Mexico, New Zealand, Saudi Arabia and Singapore;

“Verizon Share Restricted Shareholder”	a Shareholder who is resident in, or with a registered address that is in, any of the following jurisdictions: Australia, China, Hong Kong, New Zealand, Saudi Arabia and Singapore;

“Verizon Shareholders”	the holders of Verizon Shares from time to time;

“Verizon Shares”	the common stock of Verizon with a par value of $0.10 each;

“Verizon Special Meeting”	the meeting of Verizon Shareholders to approve the issue by Verizon of the Verizon Consideration Shares pursuant to the VZW Transaction, and other matters, expected to be held on 28 January 2014;

“Verizon Term Note”	the promissory note to be issued by Verizon at completion of the VZW Transaction, the principal terms of which are summarised in Part V of this Circular;

“Verizon UK Prospectus”	the prospectus expected to be published on or around the date of this document containing information about the Verizon Consideration Shares and prepared in accordance with the Prospectus Rules;

“Verizon US Prospectus”	the prospectus forming a part of the Verizon registration statement to be filed with the SEC, to be published on or around the date of this document, containing information about the Verizon Consideration Shares and prepared in accordance with the US Securities Act;

“Verizon Wireless” or “VZW”	Cellco Partnership, a Delaware general partnership doing business as Verizon Wireless;

“VBIHBV”	Verizon Business International Holdings B.V., an indirect, wholly owned subsidiary of Verizon;

“VIHBV”	Vodafone International Holdings B.V., an indirect, wholly owned subsidiary of Vodafone;

“VIL”	Vodafone India Limited, an indirect subsidiary of Vodafone;

“Vodafone Employee Share Plans”	the employee share plans described in paragraph 9 of Part XI of this document;

“Vodafone Hutchison Australia”	Vodafone Hutchison Australia Pty Limited, a joint venture between Vodafone and Hutchison Telecommunications Australia;

“Vodafone Italy”	Vodafone Omnitel N.V. (or, following the proposed conversion of Vodafone Italy into a private company with limited liability under Dutch law (besloten vennootschap met beperkte aansprakelijkheid), Vodafone Omnitel B.V.);

“Vodafone Italy Agreement”	the share purchase agreement between VEBV and VIHBV for the sale and purchase of the Vodafone Italy Shares;

“Vodafone Italy Long-Stop Date”	the date falling two years following the VZW Completion Date;

“Vodafone Italy Shares”	4,206,869 shares in Vodafone Italy held by VIHBV, representing 23.1 per cent. of the total issued share capital of Vodafone Italy;

“Vodafone Italy Transaction”	the intended acquisition by VEBV of the Vodafone Italy Shares from VBIHBV pursuant to the Vodafone Italy SPA;

“Vodafone Share Account”	the corporate sponsored nominee service pursuant to which Computershare Company Nominees Limited in its capacity as the corporate sponsored nominee for the Vodafone Share Account will hold the New Ordinary Shares to which Certificated Shareholders at the Distribution Record Time are entitled pursuant to the Share Consolidation (other than Vodafone Share Account Restricted Shareholders and any Certificated Shareholders who have elected to receive share certificates);

“Vodafone Share Account Permitted Jurisdiction”	Argentina, Austria, Belgium, Botswana, Brazil, Bulgaria, Chile, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Gibraltar, Greece, Guernsey, Guinea, Hungary, Iceland, Indonesia, Republic of Ireland, Isle of Man, Italy, Jersey, Korea, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Mexico, Namibia, the Netherlands, Norway, Paraguay, Peru, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Taiwan and the United Kingdom;

“Vodafone Share Account Restricted Shareholder”	a Certificated Shareholder who is not an individual or who is a resident of, or has a registered address in, the US, Canada or any other jurisdiction that is not a Vodafone Share Account Permitted Jurisdiction;

“Vodafone’s Group” or “Group”	Vodafone, its subsidiaries and subsidiary undertakings as at the date of this document;

“Voting Record Time”	6.00 p.m. (London time) on the day that is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. (London time) on the day that is two days before the date fixed for the adjourned meeting;

“VZW Completion Date”	the date on which completion of the VZW Transaction occurs in accordance with the VZW SPA or the Scheme;

“VZW SPA”	the stock purchase agreement dated 2 September 2013 between Vodafone, V4L and Verizon pursuant to which V4L has agreed to sell and Verizon has agreed to purchase all of the issued and outstanding shares in VAF1 (as amended on 5 December 2013); and

“VZW Transaction”	the proposed disposal by Vodafone of the US Group whose principal asset is its 45 per cent. interest in VZW, to Verizon pursuant to the VZW SPA or the Scheme.

PART XIV – NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 8529 of 2013
CHANCERY DIVISION
COMPANIES COURT
HENDERSON J

IN THE MATTER OF VODAFONE GROUP PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that, by an order of the High Court of Justice in England and Wales (the “Court”) dated 9 December 2013, the Court has directed that a meeting be convened of the holders of Scheme Shares (as defined in the scheme of arrangement hereinafter mentioned (the “Scheme of Arrangement”)) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 proposed to be made between Vodafone Group Plc and the holders of Scheme Shares and that such meeting will be held at Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU on 28 January 2014 such meeting starting at 11.00 a.m. at which place and time all holders of Ordinary Shares are requested to attend (the “Court Meeting”).

A copy of the Scheme of Arrangement, the blue form of proxy for the Court Meeting and copies of the explanatory statement required to be furnished pursuant to s.897 of the above-mentioned Act are incorporated in the circular dated on or around 10 December 2013 and sent to the holders of Scheme Shares (the “Circular”) of which this notice forms part.

Holders of Scheme Shares entitled to attend and vote at the Court Meeting may vote in person at the Court Meeting or they may appoint another person to attend and vote in their stead, whether a member or not, as their proxy, providing that where they appoint multiple representatives, they do so in respect of different shares. Appointment of a person as proxy will not prevent a holder of Scheme Shares from attending and voting at the Court Meeting, or any adjournment(s) (as the case may be), in person if he or she wishes to do so.

If you hold your shares through CREST please read the explanatory statement, which explains how you can register your vote, set out in Part III of the Circular of which this notice forms part.

In the case of joint holders of Scheme Shares, the vote of the senior who tenders the vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

It is requested that the blue form of proxy be lodged with the Registrar, Computershare Investor Services PLC, no later than 11.00 a.m. on 26 January 2014 but, if forms are not so lodged they may be handed to the chairman or the Registrar at the meeting.

You may return the blue form of proxy by post or electronically in accordance with the procedures set out in the notes to the form of proxy. Forms of proxy returned by fax will not be accepted.

Entitlement to attend and vote at the Court Meeting or any adjournment(s) (as the case may be), and the number of votes which may be cast, will be determined by reference to the register of members of the Company at 6.00 p.m. on 26 January 2014, or if the meeting is adjourned, 6.00 p.m. on the day two business days before the date fixed for the adjourned meeting. Changes to the registered members of the Company after 6.00 p.m. on 26 January 2014 or if the meeting is adjourned 6.00 p.m. on the day two business days before the date fixed for the adjourned meeting shall be disregarded in determining the rights of any person to attend and vote at the meeting.

By the said order, the Court has appointed Gerard Kleisterlee (or failing him Vittorio Colao or Andrew Halford) to act as chairman of the Court Meeting and has directed the chairman to report the result of the Court Meeting to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated 10 December 2013

Slaughter and May

One Bunhill Row

London

EC1Y 8YY

Solicitors for the Company

PART XV – NOTICE OF GENERAL MEETING

VODAFONE GROUP PLC

(incorporated in England and Wales with registered number 01833679)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a general meeting (the “General Meeting”) of Vodafone Group Plc (the “Company”) will be held at 11.15 a.m. (London time) at Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU on 28 January 2014 (or as soon thereafter as the Court Meeting (as defined in the circular to the Company’s shareholders dated 10 December 2013 of which this notice of general meeting forms part (the “Circular”)) convened for 11.00 a.m. (London time) on the same day and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolutions of which the resolution numbered 1 will be proposed as an ordinary resolution and the resolutions numbered 2, 3 and 4 will be proposed as special resolutions:

RESOLUTIONS

1.	THAT:

1.1	the proposed disposal of all of the shares in Vodafone Americas Finance 1 (as described in the Circular) by Vodafone 4 Limited (“V4L”) to Verizon Communications Inc. (“Verizon”) (the “VZW Transaction”) on the terms and subject to the conditions of the stock purchase agreement dated 2 September 2013, entered into between the Company, Vodafone 4 Limited and Verizon, as amended (the “VZW SPA”), and the acquisition by Vodafone Europe B.V. of all of Verizon Business International Holding BV’s shares in Vodafone Omnitel N.V. (as described in the Circular) (the “Vodafone Italy Transaction” and, together with the VZW Transaction, the “Transactions”) pursuant to the terms of the share purchase agreement entered into between Vodafone Europe B.V. and Verizon Business International Holding B.V. dated 2 September 2013 (the “Vodafone Italy Agreement”) be and are hereby approved for the purposes of Chapters 10 and 11 of the Listing Rules as Class 1 transactions and related party transactions; and

1.2	the directors of the Company (the “Directors”) be and are hereby authorised to: (i) conclude and implement the Transactions in accordance with the VZW SPA and the Vodafone Italy Agreement; (ii) do all such acts and things and execute all such agreements and make such arrangements as may seem to them necessary, expedient or appropriate to give effect to, or otherwise in connection with, the Transactions and/or the associated and ancillary arrangements relating thereto; and (iii) agree and make such modifications, waivers or amendments to the terms and conditions of the VZW SPA and the Vodafone Italy Agreement and/or to the associated and ancillary arrangements relating thereto (providing such modifications, waivers or amendments are not material) as they may in their absolute discretion think necessary, expedient or appropriate.

2.	THAT, conditional on the passing of resolution 1 above:

2.1	(i) with effect from the passing of this resolution 2, the articles of association of the Company be amended by adding the following new article 166:

“166.	Shares subject to the Scheme

166.1	Terms defined in the circular published on or around 10 December 2013 (the “Circular”) shall have the same meaning in this Article 166.

166.2	Notwithstanding any other provision of these Articles, any Ordinary Shares issued (if any) at or after the Voting Record Time and prior to the Consolidation Effective Time, shall be issued or shall be deemed to have been issued subject to the terms of the Scheme and the holder or holders of such Ordinary Shares shall be bound by the Scheme accordingly.

166.3	In the event that the Scheme is not sanctioned at the First Court Hearing or lapses, is withdrawn or does not become effective in accordance with its terms, this Article 166 shall (on the earlier of completion or termination of the VZW Transaction) automatically be, and shall be deemed to be, of no effect and shall be deleted and replaced with the wording “Article 166 has been deleted”; but the validity of anything done under Article 166 before that date shall not otherwise be affected and any actions taken under Article 166 before that date shall be conclusive and not be open to challenge on any grounds whatsoever.”

(ii)	the draft articles of association produced to the meeting, marked “A” and signed by the Chairman of the meeting for the purposes of identification (the “New Articles of Association”), be and are hereby approved and, with effect from immediately prior to the commencement of the First Court Hearing (as defined in the Circular), be adopted as the articles of association of the Company, in substitution for and to the exclusion of all previous articles of association of the Company;

2.2	for the purpose of giving effect to the scheme of arrangement dated 10 December 2013 (the “Scheme”) between the Company and the holders of Scheme Ordinary Shares (as defined in the Scheme), a copy of which has been produced to this meeting and for the purposes of identification signed by the Chairman of the meeting, in its original form or subject to any modification, addition or condition agreed by the Company (and Verizon or V4L, where relevant) or approved or imposed by the Court:

(A)

(i) the Directors be and are hereby authorised pursuant to section 610 of the Companies Act 2006 to capitalise such sum standing to the credit of the Company’s share premium account as may be required to pay up in full up to the maximum number of B Shares (as defined in the Scheme), each with a nominal value determined in accordance with the Scheme, which may be allotted pursuant to the authority given by sub-paragraph 2.2(B)(i) below; and

(ii)	the Directors be and are hereby authorised pursuant to section 610 of the Companies Act 2006 to capitalise such sum standing to the credit of the Company’s share premium account (as may be reduced by any amount applied in paying up in full the B Shares pursuant to the authority given by sub-paragraph 2.2(B)(i) below) as may be necessary to pay up in full up to the maximum number of C Shares (as defined in the Scheme), each with a nominal value of $0.00001, which may be allotted pursuant to the authority given by sub-paragraph 2.2(B)(ii) below;

(B)	the Directors be and are hereby authorised pursuant to section 551 of the Companies Act 2006, to exercise all powers of the Company to allot and issue credited as fully paid up (provided that the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company or close of business on 28 January 2015, whichever is earlier):

(i)	B Shares up to an aggregate nominal amount equal to the difference between (a) the dollar equivalent amount of £34,297,000,000 (calculated by the Company by reference to the spot rate of exchange for the purchase of dollars in the London foreign exchange market, as quoted by WM/Reuters at or as near as practicable to the Distribution Record Time) and (b) the aggregate nominal amount of C Shares allotted and issued pursuant to sub-paragraph (ii) below; and

(ii)	C Shares up to an aggregate nominal amount of $533,105,

to the holders of the Scheme Ordinary Shares on the basis of one B Share or one C Share for each Scheme Ordinary Share held and recorded on the register of members of the Company at the Distribution Record Time (as defined in the Scheme), in accordance with (i) the terms of the Circular (ii) the Directors’ determination (as described in the Circular) as to the number of B Shares and C Shares to be allotted and issued and (iii) subject to the terms set out in the Circular and the aforementioned Directors’ determination, valid elections made (or deemed to be made) by the holders of Scheme Ordinary Shares pursuant to the terms of the Circular whether to receive B Shares and/or C Shares;

(C)	subject to the allotment and issue of the B Shares and C Shares:

(i)	the Company’s existing capital redemption reserve be cancelled; and

(ii)	the Company’s share premium account (for the avoidance of doubt, as reduced by the allotment and issue of the B Shares and C Shares) be reduced to £16,107,000,000 (unless it shall previously have been reduced to a lower amount pursuant to paragraph (B)(i) above, in which case there shall be no reduction of the share premium account);

(D)	subject to the allotment and issue of the B Shares and C Shares, the issued share capital of the Company be reduced by cancelling all of the B Shares, and the capital paid up on the B Shares be repaid to the holders of B Shares pro tanto in proportion to their holdings, such repayment to be effected in accordance with the terms of the Scheme;

(E)	subject to the reductions of capital as described in paragraphs 2.2(C) of this resolution 2 taking effect and conditional upon the amendment to the Official List of the UK Listing Authority in respect of the New Ordinary Shares (as defined below), the Ordinary Shares in the capital of the Company in issue at the Consolidation Effective Time (as defined in the Scheme):

(i)	be consolidated into one ordinary share of the Company (the “Intermediate Share”); and

(ii)	immediately thereafter, the Intermediate Share be subdivided into new ordinary shares in the capital of the Company (the “New Ordinary Shares”) on the basis that the number of New Ordinary Shares shall be equal to the number obtained by multiplying the number of Ordinary Shares at the Consolidation Effective Time by the fraction X:Y, where:

(a)	“X” is the difference between (a) the closing price of an Ordinary Share on the London Stock Exchange on the third Business Day prior to the Effective Date (each as defined in the Scheme) and (b) the aggregate sterling-equivalent amount of the Cash Entitlement and Verizon Consideration Share Entitlement (each as defined in the Scheme). For these purposes, (i) the value of the Verizon Consideration Share Entitlement shall be determined by multiplying the relevant number of Verizon Consideration Shares (as defined in the Scheme, and which may be a fraction) comprising the Verizon Consideration Share Entitlement by the closing price of Verizon’s common stock on the New York Stock Exchange on the third Business Day prior to the Effective Date, as reported through Bloomberg) and (ii) the sterling-equivalent amount of the Cash Entitlement and the Verizon Consideration Share Entitlement shall be calculated by reference to the spot rate of exchange for the purchase of sterling in the London foreign exchange market, as quoted by WM/Reuters on the third Business Day prior to the Effective Date; and

(b)	“Y” is the closing price of an Ordinary Share on the London Stock Exchange on the third Business Day prior to the Effective Date,

subject to such adjustments as the Directors may determine to deal with fractions, rounding or other practical problems or matters which may result from such consolidation and sub-division and/or to achieve a basis for consolidation and sub-division which in their judgment is the most appropriate to seek to maintain comparability of the Company’s share price before and after the share consolidation, and provided that, where such consolidation and sub-division would result in any member being entitled to a fraction of a New Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a New Ordinary Share (if any) to which other members of the Company would be similarly so entitled and the Directors of the Company be and are hereby authorised to sell (or appoint any other person to sell) to any person all the New Ordinary Shares representing such fractions in the open market at the price prevailing at the time of sale to any person(s), and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members who would otherwise be entitled to the fractions so sold, save that (i) any fraction of a penny (or equivalent) which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrar of the Company and (ii) any due proportion of such proceeds of less than £3.00 (net of expenses) shall be retained by the Company and donated to the charity ShareGift (registered charity 1052686) and the relevant member shall not be entitled thereto (and in order to implement the provisions of this paragraph, any Director (or any person appointed by the Directors) shall be and is hereby authorised to execute one or more instrument(s) of transfer in respect of such New Ordinary Shares on behalf of the relevant member(s) and to do all acts and things the Directors consider necessary or desirable to effect the transfer of such New Ordinary Shares to, or in accordance with the directions of, any buyer of such New Ordinary Shares);

2.3	the terms of the agreement dated 10 December 2013 between LDC (Shares) Limited (the “Holder”) and the Company (a copy of which is produced to the meeting and initialled for the purposes of identification by the Chairman) under which (among other things) the Holder grants the Company an option to purchase from the Holder, and the Company grants the Holder an option to sell to the Company, all the Deferred Shares (and Deferred B Shares, if any) (each as defined in the Circular) in issue at the date on which such option is exercised by the Company or the Holder (as applicable), for an aggregate consideration of US$0.01, be and are hereby approved and authorised for the purposes of section 694 of the Companies Act 2006 and otherwise, but so that such approval and authority shall expire on 31 October 2015; and

2.4	conditional on the share consolidation described in paragraph 2.2(E) above taking effect, the New Articles of Association be amended by amending the definition of “Ordinary Shares” therein to remove the current nominal value of US$0.11 3⁄7 each and replacing it with the nominal value of the New Ordinary Shares.

3.	THAT, conditional on the passing of resolutions 1 and 2 above, and on the share consolidation described in paragraph 2.2(E) of resolution 2 taking effect, and in substitution for the authority granted at the Company’s annual general meeting on 23 July 2013 (the “2013 AGM”), the Company be generally and unconditionally authorised for the purposes of section 701 of the Companies Act 2006 to make market purchases (as defined in section 693 of the Companies Act 2006) of Ordinary Shares in the capital of the Company provided that:

(A)	the maximum aggregate nominal value of shares which may be purchased is equal to the nominal value represented by such percentage of New Ordinary Shares as is equal to the difference between (i) 10 per cent. and (ii) the percentage of Ordinary Shares repurchased by the Company pursuant to the authority granted under resolution 21 at the 2013 AGM between the date of the 2013 AGM and the date on which this resolution 3 takes effect;

(B)	the minimum price which may be paid for each share is the nominal value of each New Ordinary Share at the time of the repurchase;

(C)	the maximum price (excluding expenses) which may be paid for any New Ordinary Share will not exceed the higher of (1) 5 per cent. above the average closing price of such shares on the London Stock Exchange Daily Official List for the five business days prior to the date of purchase and (2) the higher of the price of the last independent trade and the highest current independent bid as stipulated by Article 5(1) of the Commission Regulation (EC) 22 December 2003 implementing the Market Abuse Directive as regards exemptions for buy-back programmes and stabilisation of financial instruments (No 2273/2003); and

(D)	this authority shall expire at the conclusion of the annual general meeting of the Company held in 2014, unless such authority is renewed prior to that time (except in relation to the purchase of New Ordinary Shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

4.	THAT the directors of the Company be authorised to take all such action as they may consider necessary or appropriate in connection with the aforementioned resolutions.

10 December 2013

By Order of the Board

Rosemary Martin

Company Secretary

Registered in England & Wales No. 01833679	Vodafone House The Connection Newbury Berkshire RG14 2FN

Notes to the Notices of Court Meeting and General Meeting

1.	A shareholder is entitled to appoint another person as his/her proxy to exercise all or any of his/her rights to attend and to speak and vote at the Court Meeting and the General Meeting. A shareholder may appoint more than one proxy in relation to the Court Meeting and the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder of the Company. Shareholders who have lodged a proxy (whether by post, via the internet, or by submitting a CREST message (if applicable)) are not precluded from attending and voting at the meeting themselves.

2.	To appoint a proxy (a) the Form of Proxy and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority) must be sent to the Company’s Registrars, Corporate Actions 3, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6AR, or (b) the proxy appointment must be lodged using the CREST Proxy Voting Service in accordance with Note 9, or (c) the proxy appointment must be registered electronically on the website at vodafone.com/courtmeeting and vodafone.com/generalmeeting, in each case so as to be received no later than 11.00 a.m. on 26 January 2014 for the Court Meeting and 11.15 a.m. on 26 January 2014 for the General Meeting.

3.	Any person who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting and the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The rights relating to proxy appointments in Note 1 do not apply directly to Nominated Persons.

4.	Entitlement to attend and vote at the Court Meeting and the General Meeting, and the number of votes which may be cast at the Court Meeting and the General Meeting, will be determined by reference to the Company’s register of members at 6.00 p.m. on 26 January 2014 or, if the meeting is adjourned, 48 hours (excluding non-working days) before the time fixed for the adjourned meeting (as the case may be). In each case, changes to the register of members after such time will be disregarded.

5.	A copy of this Notice of Meeting and other information required to be displayed will be available for inspection at the registered office of the Company during normal business hours on any weekday (excluding Saturday, Sunday and public holidays) from the date of this Notice of Court Meeting and the General Meeting until (and including) the date of the Court Meeting and the General Meeting.

6.	As at 6 December, which is the latest practicable date before publication of this Notice of Court Meeting and the General Meeting, the Company’s issued share capital comprised 52,821,686,866 Ordinary Shares of US 11 3/7 cents each (including treasury shares) and 50,000 7 per cent. cumulative fixed rate shares of £1 each. The total number of votes exercisable as at 6 December 2013 was 48,464,134,023. The holders of Ordinary Shares are entitled to attend and vote at general meetings of the Company. On a vote by show of hands every ordinary shareholder who is present and entitled to vote has one vote and every proxy present who has been duly appointed by a shareholder entitled to vote has one vote. On a vote by poll every ordinary shareholder who is present in person or by proxy has one vote for every Ordinary Share held. The holders of 7 per cent. cumulative fixed rate shares are only entitled to attend and vote at general meetings of the Company in very limited circumstances, as set out in the Articles of Association of the Company. Each of the resolutions to be put to the meeting will be voted on by poll and not by show of hands. A poll reflects the number of voting rights exercisable by each member and so the Board considers it a more democratic method of voting. It is also in line with recommendations made by the Shareholder Voting Working Group in 2004.

7.	Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that they do not do so in relation to the same shares.

8.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting and the General Meeting (and any adjournment of the Court Meeting or the General Meeting) by following the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members (and those CREST members who have appointed a voting service provider) should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

9.	In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via euroclear.com). The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy) must, to be valid, be transmitted so as to be received by Computershare Investor Services PLC (lD 3RA50) by the latest time for receipt of proxy appointments specified in Note 2. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to a proxy appointed through CREST should be communicated to him/her by other means.

10.	CREST members (and, where applicable, their CREST sponsors or voting service providers) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his/her CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members (and, where applicable, their CREST sponsors or voting service providers) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

11.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

12.	Any shareholder attending the Court Meeting or the General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the Court Meeting and the General Meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

Registrars/shareholder enquiries

The Company’s Ordinary Share register is maintained by:

Computershare Investor Services PLC

Corporate Action 3

The Pavilions

Bridgwater Road

Bristol

BS99 6AR England

Telephone: +44(0) 870 707 1739

Fax: +44(0) 870 703 6101

investorcentre.co.uk/contactus

Any queries about the General Meeting should be directed to the Company’s Registrars as detailed above.

PART XVI – SCHEME OF ARRANGEMENT

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

No. 8529 of 2013

IN THE MATTER OF VODAFONE GROUP PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

VODAFONE GROUP PLC

and

THE HOLDERS OF THE SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A)	On 2 September 2013, Vodafone Group Plc (the “company”), Verizon Communications Inc. (“Verizon”) and Vodafone 4 Limited (“V4L”) entered into an agreement for the sale and purchase of all of the issued and outstanding capital stock of Vodafone Americas Finance 1 Inc. (“VAF1”) (the “Stock Purchase Agreement”).

(B)	The Stock Purchase Agreement provides for the completion of the sale and purchase of the whole issued and outstanding capital stock of VAF1 to be effected pursuant to and in accordance with this Scheme.

(C)	Also on 2 September 2013, the company and V4L entered into an agreement for the company to issue certain promissory notes to V4L, forthwith and contingently upon the reductions of capital under paragraphs 4 and 5 of the Scheme taking effect (the “V4L Agreement”).

(D)	In this Scheme (including in these recitals), unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Act”	the Companies Act 2006 (as amended);

“ADS Distribution Record Time”	close of business (New York time) on the business day before the day of the Second Court Hearing (or such later time and date as the company may determine and announce through a Regulatory Information Service);

“ADRs” or “American Depositary Receipts”	receipts evidencing American Depositary Shares;

“ADSs” or “American Depositary Shares”	the securities represented by the interests in the ordinary shares in the capital of the company held by the Depositary, each of which represents ten underlying ordinary shares;

“Articles”	the company’s articles of association, including (where the context requires) as amended pursuant to the special resolutions of the company passed at the General Meeting;

“B Share Alternative”	the ability for Scheme Shareholders to elect, by making valid B Share Elections, to receive one B Share instead of one C Share under Part A of the Scheme in respect of each Scheme Ordinary Share held by them at the Distribution Record Time;

“B Share Election”	an election by a Scheme Shareholder under the B Share Alternative;

“B Shares”	the class B shares in the share capital of the company having the rights and restrictions set out in the Articles and a nominal value determined in accordance with paragraph 1.5 of the Scheme, and which are to be issued to Scheme Shareholders as bonus shares pursuant to Part A of the Scheme in respect of Scheme Ordinary Shares for which a valid B Share Election has been made;

“business day”	a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America or London, United Kingdom are authorized or required by applicable Law to close;

“C Shares”	the class C shares in the share capital of the company having the rights and restrictions set out in the Articles and a nominal value of $0.00001 (one thousandth of one cent), and which are to be issued to Scheme Shareholders as bonus shares pursuant to Part A of the Scheme in respect of Scheme Ordinary Shares for which no valid B Share Election has been made;

“Cash Entitlement”	in respect of each B Share or C Share, as the case may be, the amount in dollars obtained by dividing (i) $23,886,000,000.00 (twenty three billion eight hundred and eighty six million dollars) plus (if applicable) an amount equal to the amount by which the “Cash Consideration” (as defined in the Stock Purchase Agreement) is increased pursuant to Section 2.2(b) of the Stock Purchase Agreement by (ii) the number of B Shares plus the number of C Shares issued pursuant to Part A of the Scheme;

“certificated” or “in certificated form”	in relation to a share or other security, one that is not in uncertificated form (that is, not in CREST);

“Circular”	the circular dated 10 December 2013 of which this Scheme forms part;

“Computershare”	Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6AR;

“Consolidation Effective Time”	8.00 a.m. (London time) on the business day after the Effective Date (or such other time and date as the company may determine and announce through a Regulatory Information Service);

“Court”	the High Court of Justice of England and Wales;

“Court Meeting”	the meeting of the holders of Scheme Ordinary Shares (and any adjournment thereof) convened pursuant to an order of the Court under section 896 of the Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme, notice of which is included in the Circular;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with a relevant system (as defined in the Regulations) of which Euroclear is the operator (as defined in the Regulations);

“Currency Alternative”	the ability for Scheme Shareholders holding their Scheme Ordinary Shares in certificated form to elect, by making valid elections under paragraph 3 of the Scheme, to receive dollars or (where this is not already the currency in which they ordinarily receive dividends) in sterling or euro in respect of any cash to which they become entitled under the Scheme;

“Currency Election”	an election by a certificated Scheme Shareholder under the Currency Alternative;

“Deposit Agreement”	the deposit agreement dated 12 October 1988, as amended, among the company, the Depositary and owners and beneficial owners of ADSs issued thereunder;

“Depositary”	The Bank of New York Mellon, as depositary under the Deposit Agreement;

“Direct Registration System”	the system for the direct registration of ownership of uncertificated securities administered by DTC;

“Distribution Record Time”	6.00 p.m. (London time) on the business day before the day of the Second Court Hearing (or such later time and date as the company may determine and announce through a Regulatory Information Service);

“dollars” and “cents” and “$”	the lawful currency of the United States of America;

“DRIP”	dividend reinvestment plan;

“DTC”	The Depository Trust Company, a wholly-owned subsidiary of The Depository Trust and Clearing Corporation;

“EEA”	the member states of the European Economic Area as at the date of this document, other than Croatia;

“Effective Date”	in accordance with section 649(3) of the Act, the date on which the Court’s order confirming the reductions of capital under paragraphs 4 and 5 of the Scheme, together with the necessary statement of capital, are delivered to (or, if the Court so orders, registered by) the Registrar of Companies;

“Election Return Time”	1.00 p.m. (London time) on the day before the date of the First Court Hearing, or such other time and date as the company may determine and announce through a Regulatory Information Service;

“Electronic Election”	an election made in respect of the B Share Alternative by a Scheme Shareholder holding his Scheme Ordinary Shares in uncertificated form in accordance with the procedure detailed in paragraph 3.2 of Part II of the Circular;

“Encumbrance”	any lien, mortgage, security interest, pledge, restriction on transferability, defect of title, option or other claim, charge or encumbrance of any nature whatsoever on, over or affecting the VAF1 Shares;

“euro”	the single currency of member states of the European Union that have the euro as their lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

“Euroclear”	Euroclear UK & Ireland Limited;

“FCA”	the Financial Conduct Authority;

“First Court Hearing”	the hearing at which the Court makes an order sanctioning the Scheme under section 899 of the Act;

“Form of Election”	the form of election for use by holders of certificated Scheme Ordinary Shares enabling them:

(i) to make a B Share Election in respect of the B Share Alternative;

(ii) to make a Currency Election in respect of the Currency Alternative; and

(iii) to opt out of the Vodafone Share Account Facility in respect of the New Ordinary Shares to which they become entitled under Part C of the Scheme;

“General Meeting”	the general meeting of the company, notice of which is included in the Circular;

“Governmental Entity”	any federal, state, territorial, county, municipal, local, multinational or other government or governmental agency or body or any other type of regulatory body, whether in the United States of America, the United Kingdom or elsewhere;

“holder”	a registered holder, including any person(s) entitled by transmission whether pursuant to the Articles or by operation of Law;

“Law”	all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Entity, (ii) any consents or approvals of any Governmental Entity and (iii) any orders, decisions, injunctions, judgments, awards, decrees of or agreements with any Governmental Entity;

“Listing Rules”	in accordance with section 73A of the Financial Services and Markets Act 2000 (as amended) (“FSMA”), the rules relating to admission to the Official List, referred to in Part 6 of FSMA as “listing rules” and made by the FCA in its capacity as the competent authority thereunder, as amended;

“LSE”	the Main Market operated by London Stock Exchange plc;

“New Ordinary Shares”	the new ordinary shares in the share capital of the company resulting from the consolidation and sub-division of the Scheme Ordinary Shares pursuant to Part C of the Scheme;

“ordinary shares”	the existing ordinary shares in the share capital of the company having a par value of 11 3/7 United States cents and including the ordinary shares represented by the bearer warrant held by the Depositary, which shall be treated as if it was the registered holder of such ordinary shares for all purposes under this Scheme;

“Overseas Scheme Shareholders”	Scheme Shareholders who are resident in, or citizens or nationals of, jurisdictions other than the United Kingdom or the United States of America;

“Reduction Record Time”

2.00 p.m. (London time) on the date of the Second Court Hearing (or, if later, the time that is 30 minutes following the allotment and issue of the B Shares and C Shares pursuant to Part A of the Scheme) or such later time and date as the company may determine and announce through a Regulatory Information Service;

“Registrar”	Computershare Investor Services PLC of The Pavilions, Bridgwater Road, Bristol BS99 6AR, United Kingdom;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Regulations”	the Uncertificated Securities Regulations 2001, as amended;

“Regulatory Information Service”	a “Regulatory Information Service” as defined in the Listing Rules;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Shareholders”	the holders of the ordinary shares (other than the company):

(i) in issue at the date of this document;

(ii) (if any) issued after the date of this document and prior to the Voting Record Time;

(iii) (if any) issued at or after the Voting Record Time and prior to the Distribution Record Time, in respect of which the original or any subsequent holder thereof shall be bound by this Scheme or shall by such time have agreed in writing to be bound by this Scheme;

(iv) (if any) issued at or after the Distribution Record Time and prior to the Consolidation Effective Time, in respect of which the original or any subsequent holder thereof shall be bound by this Scheme or shall by such time have agreed in writing to be bound by this Scheme, and remaining in issue at the Distribution Record Time (in relation to Parts A and B of the Scheme) and the Consolidation Effective Time (in relation to Part C of the Scheme) (together and as applicable, the “Scheme Ordinary Shares”); and

(v) following the issue of the B Shares and C Shares pursuant to Part A of the Scheme, the B Shares and C Shares issued pursuant to Part A of the Scheme and remaining in issue at the Reduction Record Time;

“Scheme Shares”	the Scheme Ordinary Shares, the B Shares and the C Shares;

“Second Court Hearing”	the hearing at which the Court makes an order confirming the reductions of capital under paragraphs 4 and 5 of the Scheme, under section 648 of the Act;

“Special Dividend”	has the meaning given in paragraph 6 of the Scheme;

“Statement of Ownership”	a statement of ownership to be sent by Computershare Company Nominees Limited to participants in the Verizon CSN Facility or the Vodafone Share Account Facility, respectively, detailing the number of Verizon CDIs or New Ordinary Shares beneficially owned by the relevant participant through the Verizon CSN Facility or Vodafone Share Account Facility, as applicable;

“sterling” and “pence” and “£”	the lawful currency of the United Kingdom;

“uncertificated form” or “in uncertificated form”	in relation to a share or other security, one that is recorded on the relevant “in uncertificated form” register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“VAT”	(i) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(ii) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (i) above, or imposed elsewhere;

“Verizon CDIs”	dematerialised CREST depositary interests representing Verizon Consideration Shares;

“Verizon Consideration Share Entitlement”	in respect of each B Share or C Share, as the case may be, the number of Verizon Consideration Shares (which may be or include a fraction of a Verizon Consideration Share) that is obtained by dividing (i) the number of Verizon Consideration Shares by (ii) the number of B Shares plus the number of C Shares issued pursuant to Part A of the Scheme;

“Verizon Consideration Shares”	the shares of Verizon’s common stock, each of $0.10 par value, to be issued to Scheme Shareholders pursuant to Section 2.4(a) of the Stock Purchase Agreement;

“Verizon CSN”	Computershare Company Nominees Limited in its capacity as the corporate sponsored nominee for the Verizon CSN Facility;

“Verizon CSN Facility”	the facility pursuant to which the Verizon CSN will hold the Verizon CDIs representing the Verizon Consideration Shares to which individual Scheme Shareholders holding their Scheme Ordinary Shares in certificated form (other than Verizon CSN Restricted Holders) become entitled pursuant to the Scheme, the terms and conditions of which shall be as set out in the document enclosed with the Circular mailed to eligible holders of Scheme Ordinary Shares in certificated form;

“Verizon CSN Restricted Holder”	a Scheme Shareholder, other than a Scheme Shareholder who is an individual and who holds his Scheme Ordinary Shares in certificated form and is resident in, or has a registered address in, the EEA;

“Vodafone Share Account Facility”	the facility pursuant to which Computershare Company Nominees Limited, in its capacity as sponsored nominee for the Vodafone Share Account Facility, will hold the New Ordinary Shares to which the Scheme Shareholders holding their Scheme Ordinary Shares in certificated form (other than Vodafone Share Account Restricted Holders) become entitled pursuant to the Scheme, the terms and conditions of which shall be as set out in the document enclosed with the Circular mailed to holders of Scheme Shares in certificated form;

“Vodafone Share Account Permitted Jurisdiction”	Argentina, Austria, Belgium, Botswana, Brazil, Bulgaria, Chile, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Gibraltar, Greece, Guernsey, Guinea, Hungary, Iceland, Indonesia, Republic of Ireland, Isle of Man, Italy, Jersey, Korea, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Mexico, Namibia, The Netherlands, Norway, Paraguay, Peru, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Taiwan and the United Kingdom;

“Vodafone Share Account Restricted Holder”	a Scheme Shareholder holding his Scheme Ordinary Shares in certificated form and who is either:

(i) an individual who is a resident of, or who has a registered address in, a jurisdiction that is not a Vodafone Share Account Permitted Jurisdiction; or

(ii) not an individual; and

“Voting Record Time”	6.00 p.m. (London time) on the day that is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. (London time) on the day that is two days before the date fixed for the adjourned meeting.

(E)	As at 6 December 2013 (being the latest practicable date prior to the date of this Scheme), the issued share capital of the company consisted of $6,036,764,213.25 5⁄7 divided into 52,821,686,866 ordinary shares each having a par value of 11 3⁄7 United States cents and £50,000 divided into 50,000 7 per cent. cumulative fixed rate preference shares each having a par value of 100 pence, and all such ordinary shares and 7 per cent. cumulative fixed rate preference shares were fully paid. 4,357,552,843 of the ordinary shares, and none of the 7 per cent. cumulative fixed rate preference shares, were held in treasury.

(F)	As at 30 November 2013 (being the latest practicable date prior to the date of this Scheme), the amount standing to the credit of the company’s share premium account was £43,113,298,000 and the amount of the company’s capital redemption reserve was £10,462,083,000.

(G)	As at 6 December 2013 (being the latest practicable date prior to the date of this Scheme), neither Verizon nor any entity controlled by it held any ordinary shares (whether as registered or beneficial owner).

(H)	Verizon and V4L have agreed to appear by Counsel at the First Court Hearing, to consent to the Scheme and to submit to be bound thereby and to undertake to the Court to be bound thereby, and to execute and do or procure to be executed and done all such documents, acts and things as may be reasonably necessary or desirable to be executed or done by it for the purpose of giving effect to the Scheme.

(I)	Part A of the Scheme can be implemented, and will become effective in accordance with its terms, only if the Court sanctions the Scheme under section 899 of the Act.

(J)	Part B and Part C of the Scheme can be implemented, and will become fully effective in accordance with their respective terms, only if the Court sanctions the Scheme under section 899 of the Act and confirms the reductions of capital under paragraphs 4 and 5 of the Scheme, under section 648 of the Act.

THE SCHEME

Part A – The Bonus Issue

1.	Bonus issue of B Shares and C Shares

1.1	The company shall issue to each Scheme Shareholder:

(A)	one B Share in respect of each Scheme Ordinary Share held by that Scheme Shareholder at the Distribution Record Time for which a valid B Share Election has been made; and

(B)	one C Share in respect of each Scheme Ordinary Share held by that Scheme Shareholder at the Distribution Record Time for which a valid B Share Election has not been made.

1.2	The B Shares to be issued pursuant to paragraph 1.1(A) above shall be issued as bonus shares, paid up in full to their nominal value out of the company’s share premium account in accordance with section 610(3) of the Act.

1.3	The C Shares to be issued pursuant to paragraph 1.1(B) above shall be issued as bonus shares, paid up in full to their nominal value out of the company’s share premium account in accordance with section 610(3) of the Act.

1.4	The rights and restrictions of the B Shares and C Shares shall be as set out in the Articles.

1.5	Each B Share shall have a nominal value in dollars equal to the sum of:

(A)	the Cash Entitlement; and

(B)	the value of the Verizon Consideration Share Entitlement, which shall be determined by multiplying the relevant number of Verizon Consideration Shares (or fraction of a Verizon Consideration Share) comprising the Verizon Consideration Share Entitlement by the closing price of Verizon’s common stock on the New York Stock Exchange on the trading day preceding the date of the Second Court Hearing, as reported by Bloomberg; and

(C)	ten per cent. (10%) of the amount in (B) above.

2.	B Share Alternative

2.1	Elections made by Scheme Shareholders under the B Share Alternative shall not affect the entitlements of Scheme Shareholders who do not make any such election.

2.2	An election under the B Share Alternative will be accepted only in respect of a whole number of Scheme Ordinary Shares. Any election which is made not in respect of a whole number of Scheme Ordinary Shares shall be deemed to be made in respect of the nearest whole number when rounded down.

2.3	A Scheme Shareholder may make a B Share Election in respect of all or part of his holding of Scheme Ordinary Shares.

2.4	The following provisions shall apply with respect to the B Share Alternative:

(A)	the aggregate number of B Shares to be issued to Scheme Shareholders pursuant to valid B Share Elections shall be limited such that the aggregate nominal value of the B Shares so issued shall not exceed the difference between (i) the dollar equivalent amount of £34,297,000,000 (thirty four billion two hundred and ninety seven million) (calculated by the company by reference to the spot rate of exchange for the purchase of dollars in the London foreign exchange market, as quoted by WM/Reuters, at or as near as practicable to the Distribution Record Time) and (ii) the aggregate nominal value of the C Shares issued pursuant to paragraph 1.1(B) above; and

(B)	to the extent that valid B Share Elections cannot be satisfied in full:

(i)	the number of Scheme Ordinary Shares in respect of which a B Share Election has been made shall be treated as scaled down proportionately (or as near thereto as the company in its absolute discretion considers practicable) among all Scheme Shareholders who have made valid B Share Elections, in proportion to the number of Scheme Ordinary Shares in respect of which they have made a valid B Share Election; and

(ii)	in respect of the balance of the Scheme Ordinary Shares held by each such Scheme Shareholder, such Scheme Shareholder shall be deemed not to have made any election.

2.5	Minor adjustments to the entitlements of Scheme Shareholders pursuant to valid B Share Elections may be made by the Registrar with the prior consent of the company on a basis that the company considers to be fair and reasonable to the extent necessary to satisfy all entitlements pursuant to valid B Share Elections, as nearly as may be practicable. Such adjustments shall be final and binding on Scheme Shareholders.

2.6	Each election under the B Share Alternative made by a Scheme Shareholder who holds his Scheme Ordinary Shares in certificated form shall be made by completion of a Form of Election which shall be executed by the Scheme Shareholder or his duly authorised agent (or, in the case of a body corporate, executed by an authorised representative). Scheme Shareholders who hold their Scheme Ordinary Shares in uncertificated form shall make any such election by way of an Electronic Election. To be effective, a Form of Election must be completed and returned in accordance with the instructions printed thereon so as to be received by the Registrar by no later than the Election Return Time. To be effective, an Electronic Election must be made and received by the Registrar by no later than the Election Return Time.

2.7	If a Form of Election or an Electronic Election is received by the Registrar after the Election Return Time or is received by the Registrar before such time but is not, or is deemed not to be, valid or complete in all respects at such time, then such election shall be void unless and to the extent that the company, in its absolute discretion, elects to treat as valid in whole or in part any such election.

2.8	Upon execution and delivery by a Scheme Shareholder of a valid Form of Election or the making of a valid Electronic Election in respect of the B Share Alternative, such holder shall be bound by the terms and provisions contained in the Form of Election or the Electronic Election and by the terms and provisions contained in paragraph 3.2 of Part II of the Circular.

2.9	A Form of Election duly completed and delivered or an Electronic Election made in accordance with this Scheme may be withdrawn before the Election Return Time as follows:

(A)	in the case of a Form of Election, by a notice in writing to the Registrar at Computershare, Corporate Actions 3, Bristol BS99 6AR signed by the person(s) who signed the relevant Form of Election specifying the name(s) and address(es) of the person(s) who tendered the election to be withdrawn, the account number (which appears on the front page of the relevant Form of Election) and the exact number of Ordinary Shares in respect of which the election is to be withdrawn; and

(B)	in the case of an Electronic Election by sending an ESA instruction to settle in CREST in accordance with paragraph 4 of Part II of the Circular.

2.10	If a Scheme Shareholder delivers more than one Form of Election and there is an inconsistency between such Forms of Election, the last Form of Election which is delivered by the Election Return Time shall prevail over any earlier Form of Election. The delivery time for a Form of Election shall be determined on the basis of which Form of Election is last sent or, if the company is unable to determine which is last sent, is last received. Forms of Election which are sent in the same envelope shall be treated as having been sent and received at the same time and, in that case, none of them shall be treated as valid (unless the company otherwise determines in its absolute discretion).

2.11	If a Scheme Shareholder has made a valid B Share Election in respect of all of his Scheme Ordinary Shares, then:

(A)	the validity of the B Share Election shall not be affected by any increase or decrease in the number of Scheme Ordinary Shares held by the Scheme Shareholder at any time prior to the Distribution Record Time; and

(B)	accordingly, the B Share Election shall apply in respect of all of the Scheme Ordinary Shares which the Scheme Shareholder holds at the Distribution Record Time.

2.12	If a Scheme Shareholder has made a valid B Share Election, in respect of the same holding, in respect of a specified number representing some (but not all) of the Scheme Ordinary Shares within that holding and at the Distribution Record Time the number of Scheme Ordinary Shares held by the Scheme Shareholder within that holding is:

(A)	equal to or more than the number of Scheme Ordinary Shares to which such B Share Election(s) relate, then the validity of the election(s) made by the Scheme Shareholder shall not be affected by any increase or decrease in the number of Scheme Ordinary Shares held by the Scheme Shareholder at any time prior to the Distribution Record Time and any reduction in his holding shall be treated first as a disposal of those Scheme Ordinary Shares in respect of which he did not make such B Share Election(s); or

(B)	less than the aggregate number of Scheme Ordinary Shares to which such B Share Election(s) relate, then if the Scheme Shareholder has made a valid B Share Election, he shall be treated as having made a B Share Election in respect of his entire holding of Scheme Ordinary Shares at the Distribution Record Time.

2.13	The Depositary shall not be entitled to make a B Share Election in respect of all or any of its Scheme Ordinary Shares (whether held in certificated or uncertificated form or represented by a bearer warrant).

3.	Currency Alternative

3.1	The Currency Alternative shall be available only to Scheme Shareholders who at the Distribution Record Time hold their Scheme Ordinary Shares in certificated form, to enable them to receive the cash to which they become entitled under the Scheme in a currency other than the currency in which they ordinarily receive dividends.

3.2	Elections made by such Scheme Shareholders under the Currency Alternative shall not affect the entitlements of such Scheme Shareholders who do not make any such election or the entitlements of Scheme Shareholders who hold their Scheme Ordinary Shares in uncertificated form.

3.3	A Scheme Shareholder who holds his Scheme Ordinary Shares in certificated form may make a Currency Election in respect of the whole (but not part) of his certificated holding of Scheme Ordinary Shares.

3.4	Each election under the Currency Alternative shall be made by completion of a Form of Election which shall be executed by the Scheme Shareholder or his duly authorised agent (or, in the case of a body corporate, executed by an authorised representative). To be effective, a Form of Election must be completed and returned in accordance with the instructions printed thereon so as to be received by the Registrar by no later than the Election Return Time. The provisions of paragraphs 2.7 to 2.11 (other than paragraph 2.9(B)) shall apply mutatis mutandis with respect to Forms of Election and the Currency Alternative.

3.5	The Depositary shall be deemed to have made a valid Currency Election to receive dollars in respect of its certificated holding (if any, and including that part of its holding represented by a bearer warrant) of Scheme Ordinary Shares.

Part B – The Reductions of Capital and Return of Value

4.	Reduction of share premium account and cancellation of capital redemption reserve

Subject to confirmation by the Court:

(A)	the company’s share premium account (as reduced by the issue of B Shares and C Shares in accordance with Part A) shall be reduced to £16,107,000,000, (unless it shall previously have been reduced to a lower amount pursuant to paragraph 1.2 above, in which case there shall be no reduction of the share premium account under this paragraph 4(A)); and

(B)	the company’s capital redemption reserve shall be cancelled.

5.	Cancellation of the B Shares

5.1	Subject to the allotment and issue of the B Shares and the C Shares in accordance with Part A and to the company’s registers having been written up accordingly, and subject further to the confirmation by the Court of the reduction of the company’s share premium account and cancellation of capital redemption reserve under paragraph 4 above, all of the B Shares shall be cancelled and extinguished and the capital paid up on them shall be repaid to the holders pro tanto, in proportion to their holdings and on the basis set out in paragraph 5.2 below.

5.2	The repayment of the capital paid up on the B Shares shall be satisfied and effected by:

(A)	the company paying the Cash Entitlement to the Scheme Shareholders in respect of each B Share they hold at the Reduction Record Time; and

(B)	Verizon issuing and delivering the relevant number of Verizon Consideration Shares (or, subject to paragraph 10.2, fraction of a Verizon Consideration Share) comprising the Verizon Consideration Share Entitlement to or for the benefit of the Scheme Shareholders in respect of each B Share they hold at the Reduction Record Time, such payment, issue and delivery to be effected in accordance with paragraphs 8, 9 and 10 below and to constitute a complete discharge of the company’s and Verizon’s obligations with respect to the cancellation of the relevant B Shares and the repayment of the capital paid up on them.

6.	Special dividend on the C Shares

6.1	Subject to the allotment and issue of the B Shares and the C Shares in accordance with Part A and to the company’s registers having been written up accordingly, and subject further to the reductions of capital under paragraphs 4 and 5 taking effect, a special dividend (the “Special Dividend”) shall become due to each Scheme Shareholder in respect of each C Share he holds at the Reduction Record Time, in an amount per C Share equal to the sum of:

(A)	the Cash Entitlement; and

(B)	the value of the Verizon Consideration Share Entitlement, which shall be determined by multiplying the relevant number of Verizon Consideration Shares (or, subject to paragraph 10.2, fraction of a Verizon Consideration Share) comprising the Verizon Consideration Share Entitlement by the closing price of Verizon’s common stock on the New York Stock Exchange on the trading day preceding the date of the Second Court Hearing, as reported by Bloomberg.

6.2	The payment of the Special Dividend shall be satisfied and effected by:

(A)	the company paying the Cash Entitlement to the Scheme Shareholders in respect of each C Share they hold at the Reduction Record Time; and

(B)	Verizon issuing and delivering the relevant number of Verizon Consideration Shares (or, subject to paragraph 10.2, fraction of a Verizon Consideration Share) comprising the Verizon Consideration Share Entitlement to or for the benefit of the Scheme Shareholders in respect of each C Share they hold at the Reduction Record Time, such payment, issue and delivery to be effected in accordance with paragraphs 8, 9 and 10 below and to constitute a complete discharge of the company’s and Verizon’s obligations with respect to the Special Dividend.

7.	Sale and Purchase of the VAF1 Shares

7.1	Subject to the confirmation by the Court of the reductions of capital under paragraphs 4 and 5 above, V4L shall sell, assign, transfer and convey to Verizon, and Verizon shall purchase and acquire from V4L, all of the issued and outstanding capital stock of VAF1, free and clear of any Encumbrance and in accordance with Section 2.3 of the Stock Purchase Agreement.

7.2	In consideration of the transfer by V4L of all of the issued and outstanding capital stock of VAF1 to Verizon pursuant to paragraph 7.1 above Verizon shall:

(A)	pay to V4L the cash amount referred to in Sections 2.4(b) and (if applicable) 2.4(d)(i)(A) of the Stock Purchase Agreement, in accordance with and subject to the other applicable provisions of the Stock Purchase Agreement;

(B)	issue and deliver to V4L the notes referred to in Sections 2.4(d)(i)(B) (if applicable), (ii), (iii) and (iv) of the Stock Purchase Agreement, in accordance with and subject to the other applicable provisions of the Stock Purchase Agreement; and

(C)	issue and deliver (or procure the delivery of) the Verizon Consideration Shares to or for the benefit of the Scheme Shareholders entitled thereto, in satisfaction of their respective entitlement to Verizon Consideration Shares under the Scheme (as provided in paragraphs 5.2 and 6.2 above), in accordance with, and subject to, paragraphs 9 and 10 below.

7.3	In consideration of Verizon complying with its obligations under the Scheme, Vodafone shall comply with its obligations under Section 2.4(c) of the Stock Purchase Agreement.

7.4	In consideration of V4L procuring Verizon to issue and deliver the Verizon Consideration Shares to the Scheme Shareholders holding B Shares and C Shares at the Reduction Record Time in accordance with paragraph 7.2(C) above, and subject to the reductions of capital under paragraphs 4 and 5 above taking effect, the company shall issue and deliver to V4L the promissory notes required to be issued and delivered by it to V4L under and in accordance with the V4L Agreement.

8.	Payment of Cash Entitlements

8.1	The payment of any cash to which a Scheme Shareholder becomes entitled under this Scheme shall be effected by the company within 20 business days of the Effective Date mutatis mutandis in accordance with the procedures adopted by the company for the payment of ordinary dividends, save that:

(A)	all Scheme Shareholders who at the Distribution Record Time hold their Scheme Shares in uncertificated form shall be paid in dollars through CREST; and

(B)	all Scheme Shareholders who at the Distribution Record Time hold their Scheme Shares in certificated form shall be paid in the currency in which they would have been paid had the Cash Entitlement been an ordinary dividend, unless they shall have made valid Currency Elections pursuant to the Currency Alternative, in which case they shall be paid in accordance with such Currency Elections. Any cash to which a Scheme Shareholder holding his Scheme Ordinary Shares in certificated form becomes entitled under the Scheme, but who has not prior to the date of this Circular provided his banking details to the company to enable dividend payments by electronic means, shall be paid by cheque to be dispatched within 20 business days after the Effective Date. All deliveries of cheques shall be effected by sending the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the company’s register of members and none of Vodafone, Verizon, V4L or their respective officers, employees, agents or advisers shall be responsible for any loss or delay in the transmission of any cheques sent in accordance with this paragraph 8.1(B), which shall be sent at the risk of the persons entitled thereto.

8.2	For the purpose of paragraph 8.1(B), the “sterling or euro equivalent amount” means the amount determined by the Cash Entitlement payable in US dollars being converted (net of all relevant fees and expenses) into pounds sterling or euro based on the exchange rate obtained by the Registrar within five Business Days before the date of settlement of the Cash Entitlement.

9.	Issue and delivery of Verizon Consideration Share Entitlements

9.1	The issue and delivery of any Verizon Consideration Shares to which a Scheme Shareholder becomes entitled under this Scheme shall be effected, subject to paragraphs 10 and 11, as follows:

(A)	in the case of Scheme Shareholders who at the Reduction Record Time hold their Scheme Ordinary Shares in certificated form and who are not Verizon CSN Restricted Holders or the Depositary, Verizon shall procure that:

(i)	the Verizon Consideration Shares to which such Scheme Shareholders are entitled shall be issued to Cede & Co as nominee for DTC;

(ii)	the interests in such Verizon Consideration Shares shall be credited to the DTC securities deposit account of CREST International Nominees Limited, as nominee for CREST Depositary Limited;

(iii)	CREST Depositary Limited shall issue, for the credit of the CREST account of the Verizon CSN or its nominee, Verizon CDIs representing such interests in such Verizon Consideration Shares; and

(iv)	the Verizon CSN shall thereupon deliver or procure delivery of a Statement of Ownership to each such Scheme Shareholder detailing his entitlement to Verizon CDIs;

(B)	in the case of Scheme Shareholders who at the Reduction Record Time hold their Scheme Ordinary Shares in certificated form and who are Verizon CSN Restricted Holders (other than the Depositary), Verizon shall procure that the Verizon Consideration Shares to which such Scheme Shareholders are entitled are issued directly to them in uncertificated form, and that their names are entered as registered owner of those Verizon Consideration Shares, through the Direct Registration System;

(C)	in the case of Scheme Shareholders who at the Reduction Record Time hold their Scheme Ordinary Shares in uncertificated form (other than the Depositary), Verizon shall procure that:

(i)	the Verizon Consideration Shares to which such Scheme Shareholders are entitled shall be issued to Cede & Co as nominee for DTC;

(ii)	the interests in such Verizon Consideration Shares shall be credited to the DTC securities deposit account of CREST International Nominees Limited, as nominee for CREST Depositary Limited; and

(iii)	CREST Depository Limited shall issue, for the credit of the corresponding CREST account in which such Scheme Ordinary Shares were so held, Verizon CDIs representing such interests; and

(D)	in the case of the Depositary, Verizon shall procure that the Verizon Consideration Shares to which the Depositary is entitled shall as directed by the Depositary be issued either (a) directly to the Depositary and that the name of the Depositary is entered as registered owner of those Verizon Consideration Shares, through the Direct Registration System, or (b) to Cede & Co as nominee for DTC, and that the interests in such Verizon Consideration Shares shall be credited to the corresponding DTC securities deposit account of the Depositary.

9.2	The Verizon Consideration Shares shall be issued by Verizon credited as fully paid, ranking equally with each other and with all other shares of Verizon’s common stock in issue at the beginning of the Effective Date and shall be entitled to participate rateably and equally in all dividends and other distributions declared, paid or made by Verizon by reference to a record date on or after the Effective Date.

9.3	Neither the company nor V4L, nor any of their respective officers, employees, agents or advisers, shall be responsible to Scheme Shareholders for the issue and delivery by Verizon of the Verizon Consideration Shares (or Verizon CDIs representing them, or Statements of Ownership in respect of any such Verizon CDIs), nor shall they have any liability of any nature whatsoever in respect of any failure or delay by Verizon to issue and deliver any Verizon Consideration Shares (or Verizon CDIs representing them, or Statements of Ownership in respect of any such Verizon CDIs).

9.4	Having paid V4L the cash consideration due to it pursuant to Section 2.4(b) and (if applicable) Section 2.4(d)(i)(A) of the Stock Purchase Agreement, neither Verizon nor any of its officers, employees, agents or advisers shall be responsible to Scheme Shareholders for payment by Vodafone of the Cash Entitlement, nor shall they have any liability of any nature whatsoever in respect of any failure or delay by Vodafone to make such payments or procure that they are made.

10.	Fractional entitlements to cash and Verizon Consideration Shares

10.1	No cash amount of less than one United States cent or Euro cent or one penny shall be paid to any Scheme Shareholder, and any cash payment to which a Scheme Shareholder may become entitled under the Scheme shall be rounded down to the nearest whole United States cent, Euro cent or penny, as applicable.

10.2	No fractions of Verizon Consideration Shares shall be issued directly to any Scheme Shareholder, and the Verizon Consideration Shares to which a Scheme Shareholder may become entitled under the Scheme shall be rounded down to the nearest whole Verizon Consideration Share. All fractions of Verizon Consideration Shares to which Scheme Shareholders would have been entitled but for this paragraph 10.2 shall be aggregated, rounded down to the nearest whole Verizon Consideration Share and issued to the person appointed by the company as nominee and agent for and on behalf of the relevant Scheme Shareholders and sold as soon as practicable by instructing a broker to sell them in the open market at the price prevailing at the time of sale. The net proceeds of sale (after deduction of all expenses and commissions incurred in connection with such sale, including without limitation any stamp, transfer, VAT or other tax payable on the proceeds of or in connection with the sale) shall be paid to the relevant Scheme Shareholders in due course and in accordance with their entitlements. Such payment shall be made in accordance with paragraph 8 mutatis mutandis.

11.	Overseas Scheme Shareholders

11.1	If the company determines that the company making the B Share Alternative or Currency Alternative available, and/or that Verizon issuing and delivering Verizon Consideration Shares (or procuring the delivery of Verizon CDIs or Statements of Ownership in respect of Verizon CDIs) to Overseas Scheme Shareholders in a particular jurisdiction is either (a) prohibited by applicable Law or (b) permitted only subject to compliance by the company, V4L or Verizon with requirements of applicable Law (including, without limitation, any requirement to make any registration or filing with, or obtain any consent or approval from, any Governmental Entity) which the company at its absolute discretion considers to be unduly onerous (or which the company, V4L and Verizon may agree in writing to be unduly onerous), then the company may:

(A)	determine that the B Share Alternative or Currency Alternative, as applicable, shall not be available to Overseas Scheme Shareholders in that jurisdiction, or shall only be so available subject to compliance by such Overseas Scheme Shareholders with such conditions as the company may at its absolute discretion determine; and/or

(B)	determine that the Verizon Consideration Shares (or Verizon CDIs representing them) to which Overseas Scheme Shareholders in that jurisdiction are entitled under the Scheme shall be sold on behalf of the relevant Overseas Scheme Shareholders, in which event the company may at its absolute discretion determine that:

(i)	such Verizon Consideration Shares (or Verizon CDIs representing them) shall be issued and delivered to the relevant Overseas Scheme Shareholder and the company shall appoint a person to act pursuant to this paragraph (i) and such person shall be irrevocably authorised on behalf of such Overseas Scheme Shareholder to procure that any such Verizon Consideration Shares (or Verizon CDIs representing them) in respect of which the company has made a determination pursuant to this paragraph (i) shall be sold on behalf of the relevant Overseas Scheme Shareholder as soon as practicable; or

(ii)	such Verizon Consideration Shares (or Verizon CDIs representing them) shall not be issued and delivered directly to the relevant Overseas Scheme Shareholder, but shall instead be issued and delivered to a nominee for such Overseas Scheme Shareholder appointed by the company on terms that the Verizon Consideration Shares (or Verizon CDIs representing them) in respect of which the company has made a determination pursuant to this paragraph (ii) shall be held by the nominee as agent for the relevant Overseas Scheme Shareholder and sold as soon as practicable.

11.2	Any sale under paragraph 11.1 shall be carried out by instructing a broker to sell the Verizon Consideration Shares (or Verizon CDIs representing them) in the open market at the price prevailing at the time of sale, and the net proceeds of such sale (after deduction of all expenses and commissions incurred in connection with such sale, including any stamp, transfer or other tax payable on the proceeds of or in connection with the sale) shall be paid to such Overseas Scheme Shareholder in accordance with paragraph 8 mutatis mutandis.

11.3	To give effect to any sale under paragraph 11.1, the person appointed by the company in accordance with paragraph 11.1(B)(i) shall be authorised as attorney on behalf of the Overseas Scheme Shareholder concerned, and the nominee appointed by the company in accordance with paragraph 11.1(B)(ii) shall be authorised, to execute and deliver as a transferor a form of transfer or other instrument or instruction of transfer and to give such instructions and do all other acts and things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the company, V4L, Verizon or the person or nominee so appointed shall have any liability for any loss or damage arising from the timing or the terms of such sale.

12.	Dividend mandates

All mandates and other instructions provided by Scheme Shareholders who at the Distribution Record Time hold their Scheme Ordinary Shares in certificated form (other than Verizon CSN Restricted Holders) to the company regarding communication preferences, the payment of dividends and participation in the company’s DRIP, and which are in force at the Distribution Record Time, shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates and instructions to Verizon in relation to the payment of dividends by Verizon and participation in the DRIP to be provided by the Verizon CSN with respect to their holdings of Verizon CDIs.

Part C – The Share Consolidation

13.	Consolidation and sub-division of the Scheme Ordinary Shares

Subject to the reductions of capital under paragraphs 4 and 5 above taking effect, at and with effect from the Consolidation Effective Time, all of the Scheme Ordinary Shares (and the ordinary shares held in treasury) shall be consolidated into one ordinary share (the “Intermediate Share”) and immediately thereafter, the Intermediate Share shall be subdivided into New Ordinary Shares on the basis that the number of New Ordinary Shares shall be equal to the number obtained by multiplying the number of Scheme Ordinary Shares in issue at the Consolidation Effective Time by the fraction X/Y, where:

(i)	“X” is the difference between (a) the closing price of a Scheme Ordinary Share on the LSE on the third Business Day prior to the Effective Date and (b) the sterling-equivalent amount of aggregate value of the Cash Entitlement and Verizon Consideration Share Entitlement, which shall be determined by multiplying the relevant number of Verizon Consideration Shares (or fraction of a Verizon Consideration Share) comprising the Verizon Consideration Share Entitlement by the closing price of Verizon’s common stock on the New York Stock Exchange on the third Business Day prior to the Effective Date, as reported through Bloomberg; and

(ii)	“Y” is the closing price of a Scheme Ordinary Share on the LSE on the third Business Day prior to the Effective Date,

such consolidation and sub-division to be effected subject to such adjustments as the Directors may determine to deal with fractions, rounding or other practical problems or matters which may result from such consolidation and sub-division and/or to achieve a basis for consolidation and sub-division which in their judgment is the most appropriate to seek to maintain comparability of the Company’s share price before and after the share consolidation, and subject to paragraph 14 below.

14.	Fractional entitlements to New Ordinary Shares

No fractions of New Ordinary Shares shall be issued directly to any Scheme Shareholder, and the New Ordinary Shares to which a Scheme Shareholder may become entitled under the Scheme shall be rounded down to the nearest whole New Ordinary Share. All fractions of New Ordinary Shares to which Scheme Shareholders would have been entitled but for this paragraph 14 shall be aggregated and issued to the person appointed by the company as nominee and agent for and on behalf of the relevant Scheme Shareholders and sold as soon as practicable by instructing a broker to sell them in the open market at the price prevailing at the time of sale. The net proceeds of sale (after deduction of all expenses and commissions incurred in connection with such sale, including without limitation any stamp, transfer, VAT or other tax payable on the proceeds of or in connection with sale) shall be paid to the relevant Scheme Shareholders in due course and in accordance with their entitlements in accordance with paragraph 8 mutatis mutandis, provided that individual entitlements to amounts of less than £3 will not be paid to them, but will be retained by the company and donated to the charity Share Gift (registered number 1052686).

15.	Vodafone Share Account Facility

15.1	In the case of Scheme Shareholders who at the Consolidation Effective Time hold their Scheme Ordinary Shares in certificated form:

(A)	certificates in respect of the Scheme Ordinary Shares shall cease to be valid as documents of title and shall be surrendered to the company or as it may direct;

(B)	unless the relevant Scheme Shareholder has made a valid election to receive a new share certificate in respect of the New Ordinary Shares to which he becomes entitled, or is a Vodafone Share Account Restricted Holder, such New Ordinary Shares shall be transferred to Computershare Company Nominees Limited as nominee for the relevant Scheme Shareholder on the terms and conditions of the Vodafone Share Account Facility, and the company shall procure that Computershare shall thereupon deliver or procure delivery of a Statement of Ownership to such Scheme Shareholder detailing his entitlement to New Ordinary Shares; and

(C)	if the relevant Scheme Shareholder has made a valid election to receive a new share certificate in respect of the New Ordinary Shares to which he becomes entitled, or is a Vodafone CSN Restricted Holder, the company shall procure that a certificate in respect of such New Ordinary Shares is dispatched to the relevant Scheme Shareholder in accordance with the Articles.

16.	Dividend and DRIP mandates

All mandates and other instructions provided by Scheme Shareholders (other than Scheme Shareholders holding their Scheme Ordinary Shares in uncertificated form) to the company regarding communication preferences, the payment of dividends and participation in the company’s DRIP, and which are in force at the Consolidation Effective Time with respect to their holdings of existing ordinary shares, shall, unless and until revoked or amended, be deemed as from the Consolidation Effective Time to be valid and effective mandates and instructions to the company in relation to the payment of dividends and participation in the company’s DRIP with respect to their holdings of New Ordinary Shares.

Part D – General provisions

17.	Modification

The company may consent on behalf of all concerned to any modification of, or addition to, the Scheme, or to any condition which the Court may approve or impose in order for the Scheme to be sanctioned, the reductions of capital forming part of the Scheme to be confirmed, or the Scheme and the reductions of capital to become effective; provided, however, that any such modification, addition or condition which would adversely affect the rights and obligations of Verizon under the Scheme shall require Verizon’s prior consent in writing and any such modification, addition or condition which would adversely affect the rights and obligations of V4L under the Scheme shall require V4L’s prior consent in writing.

18.	Conditions to the Scheme

18.1	The Scheme shall become effective in accordance with its terms as soon as a copy of the court order sanctioning the Scheme under section 899 of the Act has been delivered to the Registrar of Companies for registration.

18.2	The reductions of capital under paragraphs 4 and 5 of the Scheme shall become effective in accordance with their terms as soon as the order of the Court confirming those reductions of capital under section 648 of the Act, together with the statement of capital required under section 649 of the Act, have been delivered to the Registrar of Companies or, if the Court so orders, on the registration of the said order and statement of capital.

19.	Scheme subject to applicable Law

The Scheme is subject to any condition or prohibition imposed by applicable Law.

Dated: 10 December 2013